As filed with the Securities and Exchange Commission on March 18, 2004

Registration No. 333-111871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PALMSOURCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	77-0586278
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David C. Nagel

Chief Executive Officer

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence B. Rabkin, Esq.

Deborah A. Marshall, Esq.

Maurine M. Murtagh, Esq.

Howard Rice Nemerovski Canady Falk & Rabkin,

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111-4024

(415) 434-1600

David A. Krinsky, Esq. Timothy R. Curry, Esq. Andrew R. Hull, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated March 18, 2004.

PalmSource, Inc.

2,750,000 Shares

Common Stock

This is a public offering of common stock of PalmSource, Inc. We are offering 2,750,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “PSRC.” On March 16, 2004, the last reported sale price of our common stock was $20.37 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to PalmSource	$	$

We have granted the underwriters the right to purchase up to 412,500 additional shares of our common stock to cover over-allotments.

Delivery of the shares of common stock will be made on or about                 , 2004.

Deutsche Bank Securities

Needham & Company, Inc.

First Albany Capital

The date of this prospectus is             , 2004.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the “Risk Factors” section beginning on page 5.

PalmSource, Inc.

We are a leading developer and licensor of platform software that enables mobile information devices. Our software platform consists of operating system software, or Palm OS, and software development tools. We have also enhanced our platform with applications such as personal information management software, web browsers and e-mail. A wide range of smart mobile devices incorporate our solutions, including personal digital assistants, or PDAs; smartphones; location-aware devices; entertainment devices; and industry-specific devices used in industries such as education, hospitality and healthcare. We license Palm OS to leading smart mobile information device manufacturers, including Founder Technology, Garmin, GSPDA, Kyocera, Lenovo (formerly known as Legend), palmOne, Samsung and Sony. Products using Palm OS, or Palm Powered products, have held the number one PDA market share position in each of the past six annual reports prepared by IDC, as measured in units sold.

Our primary product offering, Palm OS, provides a flexible platform that enables the creation of powerful, innovative and easy-to-use smart mobile devices. Historically, the majority of our licensees have developed PDAs and Palm OS has attracted a large and loyal following, with approximately 30 million Palm Powered products sold to date. We have begun to license Palm OS to smartphone manufacturers and intend to continue to build on our leadership position and experience in PDAs to become a leading licensor of platform software for smartphones and other next generation smart mobile products. There are approximately 300,000 third parties who have registered as developers to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications with whom we have a strategic relationship, there are currently more than 20,000 applications available for Palm Powered products. To promote our software platform, we provide professional services and support for our licensees and developers.

According to an IDC report dated December 2003, annual worldwide shipments of pen-based handheld devices are projected to increase from approximately 10.2 million units in 2003 to an estimated 11.9 million units in 2007. In addition, professionals and individual consumers increasingly need to communicate while mobile, as evidenced by the rapid adoption of mobile phones and PDAs throughout the world. In an effort to reduce the number of devices that they need to carry to stay connected to critical information, users have begun to adopt a new class of smart mobile devices that provide the combined functionality of mobile phones and traditional PDAs. According to the December 2003 IDC report, annual worldwide shipments of smartphones, which IDC refers to as converged handheld devices, are projected to increase from approximately 8.6 million units in 2003 to an estimated 72.4 million units in 2007, and Palm OS is projected to power 9.0% of these devices by 2007.

Mobile information device manufacturers face the significant challenge of developing devices to appeal to a variety of customers with diverse needs, preferences and budgets. We believe that to attract new customers and generate new upgrade sales, manufacturers will need to meet user demands by incorporating new innovations into mobile information devices. Palm OS is designed to enable mobile information device manufacturers to rapidly and efficiently create devices that meet diverse customer needs.

Our objective is to be a leading licensor of platform software for smartphones and other next generation smart mobile products. The key elements of our strategy to achieve this objective include:

•	extending our success in PDAs to smartphones and other next generation smart mobile products;

•	increasing penetration of Palm Powered products in the enterprise;

•	expanding internationally;

•	pursuing additional opportunities in vertical industries;

•	continuing to extend our technological advantages; and

•	continuing to grow and support our developer community.

Company Information

We were incorporated on December 3, 2001 as a wholly-owned subsidiary of Palm, Inc., or Palm, an event that we refer to in this prospectus as the separation and the date of which we refer to as the separation date. The purpose of the separation was to establish PalmSource as an independent company to conduct substantially all of Palm’s operating system software group business. In October 2003, Palm distributed to its stockholders on a pro-rata basis all of the outstanding shares of our common stock owned by Palm, an event that we refer to in this prospectus as the distribution. For further discussion of our separation from Palm and the distribution, see the section entitled “The Separation and Distribution.” At the same time as the distribution, Palm acquired Handspring, Inc., an event that we refer to in this prospectus as the Handspring merger, and the combined entity changed its name to palmOne, Inc. In this prospectus, we refer to palmOne, Inc. as “palmOne” or “Palm” interchangeably, depending upon the time and context of the event described. References in this prospectus to “PalmSource,” “we,” “our” and “us” refer to PalmSource, Inc. and not to the underwriters, Palm or palmOne. Our principal executive offices are located at 1240 Crossman Avenue, Sunnyvale, California 94089-1116 and our telephone number is (408) 400-3000. Our website can be found at www.palmsource.com. Information contained in our website is not a prospectus and does not constitute a part of this prospectus.

Recent Developments

Results for the Third Quarter and Nine Months Ended February 27, 2004

Our revenues for the third quarter ended February 27, 2004 were $21.6 million, as compared to revenues of $26.3 million for the same quarter of the prior fiscal year. Revenues for the nine months ended February 27, 2004 were $55.5 million, compared to revenues of $56.1 million for the same period of the prior fiscal year.

Our net income for the third quarter of fiscal year 2004 was $0.6 million, or $0.05 per share on a fully-diluted basis. Net income for the same quarter of the prior fiscal year was $0.7 million, or $0.07 per share on a fully-diluted basis. Our net loss for the nine months ended February 27, 2004 was $12.3 million, or $1.20 per share on a fully-diluted basis, as compared to a net loss of $18.3 million, or $1.83 per share on a fully diluted basis, for the same period of the prior fiscal year.

At February 27, 2004, cash, cash equivalents and restricted investments were $33.3 million. Cash utilized for operating activities during the third quarter was $2.2 million.

On a non-GAAP basis that excludes the effect of stock-based compensation, amortization of intangible assets, restructuring, and/or separation (related to our spin-off from palmOne), our net income for the third quarter of fiscal year 2004 was $3.6 million. This compares to a non-GAAP net income for the same quarter of the prior fiscal year of $4.4 million. Our non-GAAP net income for the nine months ended February 27, 2004 was $1.7 million, as compared to a non-GAAP net loss of $11.1 million for the same period of the prior fiscal year.

Non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Our management refers to these non-GAAP financial measures—such as non-GAAP net income and net loss—in making operating decisions because they provide meaningful supplemental information regarding our operational performance, including our ability to provide cash flows to invest in research and development and fund acquisitions and capital expenditures. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. We include these non-GAAP financial measures in our earnings announcement because we believe they are useful to investors in allowing for greater transparency to supplemental information used by management in its financial and operational decision-making. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this section of the prospectus to their most directly comparable GAAP financial measure as provided with the financial statements in this section.

Third Quarter Highlights

During the third quarter we introduced Palm OS Cobalt, a new enhanced version of the Palm operating system designed to enable the creation of innovative smartphones and new categories of devices for the communications, enterprise, education and entertainment markets. We also announced Palm OS Garnet, the latest version of Palm OS 5, designed to accelerate the development of Palm Powered™ handhelds and smartphones.

Additionally, in the third quarter, we:

•	Announced that we and Research In Motion Limited, or RIM, have entered into a joint software development agreement to create a BlackBerry® connectivity solution for Palm OS licensees and anticipate negotiating a technology distribution agreement for the BlackBerry connectivity solution on Palm OS at a later date.

•	Reaffirmed the business relationship with AlphaSmart, Inc. by extension of the term of the license agreement by an additional two and one half years, acceleration of the receipt of revenues into the third quarter of fiscal 2004 and subsequent quarters and revisions of other key business terms.

•	Together with GSPDA, a subsidiary of Group Sense (International) Limited, announced the G88 GSM smartphone. The G88 is a full-featured smartphone that combines telephony features with the traditional Palm OS personal information management functionality.

•	Launched Palm Powered Mobile World in Europe, connecting mobile operators, infrastructure providers and software developers to bring Palm OS solutions to market, and announced collaborations with Orange S.A. and Telphónica Móviles España S.A.U. to accelerate availability and extend the reach of Palm Powered smartphones.

•	Announced plans to partner with NVIDIA® Corporation to enhance the graphics acceleration in Palm Powered smart mobile devices running Palm OS Cobalt and Palm OS Garnet. NVIDIA joins existing Palm OS Ready partners including Intel Corporation, ATI Technologies, Inc., Motorola, Inc., Samsung Semiconductor and Texas Instruments.

•	Expanded Java™ support for Palm OS through the licensing for distribution to our customers of IBM’s WebSphere™ MicroEnvironment (WME) Java™ 2 Micro Edition (J2ME) certified runtime environment and WebSphere Studio Device Developer (WSDD) toolset.

Business Outlook

Our management’s current outlook for the fourth quarter is as follows:

•	Revenues are expected to be in the range of $17 million, plus or minus 5%.

•	Financial results on a GAAP basis are expected to be in the range of a net loss of $4 million to $7 million; and on a non-GAAP basis, are expected to be in the range of a net loss of $1 million to $3 million. The difference between our financial results on a GAAP basis and a non-GAAP basis is expected to be primarily the result of charges for stock-based compensation and restructuring costs that may be incurred.

•	Cash flow used by operating activities is expected to be in the range of $4 million to $6 million.

Our estimates of operating results are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future circumstances. These estimates and assumptions include forecasts of shipments for PDAs by our licensees, actual historical sales by our licensees, seasonality of sales by our licensees, the timing and success of introduction of new products by our licensees, revenue generation from consummation of transactions with prospective or existing licensees, market trends impacting sales of PDAs and other smart mobile devices, our licensees meeting their obligations to us, our ability to control and successfully manage our expenses and assumptions regarding the growth of our industries and markets. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results of operations and could cause actual results of operations to differ materially from those provided in our guidance.

PalmSource, Inc.

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Revenues:
Related party license and royalty	$2,958	$18,675	$23,588	$38,127
Third party license and royalty	17,303	5,560	27,983	13,413

Total license and royalty	20,261	24,235	51,571	51,540
Related party support and service	87	254	500	1,282
Third party support and service	1,221	1,785	3,402	3,290

Total support and service	1,308	2,039	3,902	4,572

Total revenues	21,569	26,274	55,473	56,112

Cost of revenues:
License and royalty	1,111	1,931	3,102	6,264
Support and service	460	779	1,432	2,132

Total cost of revenues	1,571	2,710	4,534	8,396

Gross profit	19,998	23,564	50,939	47,716

Operating expenses:
Research and development	8,343	10,162	25,069	30,554
Sales and marketing	4,303	4,419	13,201	12,732
General and administrative	3,217	3,284	9,120	8,761
Stock-based compensation	2,803	434	6,625	1,856
Restructuring	—	2,172	—	2,172
Amortization of intangible assets	—	104	163	314
Separation costs	181	960	7,273	2,853

Total operating expenses	18,847	21,535	61,451	59,242

Income (loss) from operations	1,151	2,029	(10,512)	(11,526)
Interest expense	(193)	(138)	(466)	(378)
Interest and other income (expense), net	(105)	(507)	(67)	(4,382)

Income (loss) before income taxes	853	1,384	(11,045)	(16,286)
Income tax provision	256	650	1,269	2,034

Net income (loss)	$597	$734	$(12,314)	$(18,320)

Basic net income (loss) per share	$0.06	$0.07	$(1.20)	$(1.83)

Shares used in computing basic net income (loss) per share	10,667	10,000	10,298	10,000

Diluted net income (loss) per share	$0.05	$0.07	$(1.20)	$(1.83)

Shares used in computing diluted net income (loss) per share	11,186	10,667	10,298	10,000

Reconciliation between GAAP net income (loss) and Non-GAAP net income (loss) as follows:

GAAP net income (loss)	$597	$734	$(12,314)	$(18,320)
Stock-based compensation	2,803	434	6,625	1,856
Amortization of intangible assets	—	104	163	314
Restructuring	—	2,172	—	2,172
Separation costs	181	960	7,273	2,853

Non-GAAP net income (loss)	$3,581	$4,404	$1,747	$(11,125)

PalmSource, Inc.

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	February 29, 2004	May 31, 2003
ASSETS

Current assets:
Cash and cash equivalents	$31,611	$37,465
Receivable from related parties	—	5,132
Accounts receivable, net	6,056	583
Prepaids and other	3,425	1,305

Total current assets	41,092	44,485
Restricted investments	1,676	1,671
Property and equipment, net	2,607	3,419
Goodwill	52,845	52,845
Intangible assets, net	177	976
Other assets	1,187	1,211

Total assets	$99,584	$104,607

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$3,841	$2,868
Payable to Palm, Inc.	—	1,911
Deferred revenue	10,139	9,392
Accrued restructuring	—	349
Other accrued liabilities	7,529	9,215

Total current liabilities	21,509	23,735
Non-current liabilities:
Note payable to Palm Inc., including accrued interest	—	20,744
Deferred revenue and other	11,422	13,848
Long-term convertible subordinated note	15,000	—

Series A redeemable convertible preferred stock	—	20,000

Stockholders’ equity:
Common stock	12	10
Additional paid-in capital	108,089	61,939
Accumulated other comprehensive income	621	448
Unamortized stock-based compensation	(8,638)	—
Accumulated deficit	(48,431)	(36,117)

Total stockholders’ equity	51,653	26,280

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$99,584	$104,607

Option Exchange Program

Our board of directors recently authorized a program whereby eligible employees will have the opportunity to exchange certain of their outstanding, unexercised options to purchase our common stock for new options. Participation by employees is completely voluntary. Members of our board of directors and our executive officers will not be permitted to participate in this offer.

The option exchange offer will be made to all eligible employees for all vested and unvested options with exercise prices equal to or greater than $30.00 per share and that were granted on or after November 7, 2003. If tendered for exchange, new options will be granted on a one-for-one basis no sooner than six months and one day after the date of cancellation of the old options, at an exercise price equal to the closing price per share of our common stock on the new option grant date as reported on the Nasdaq National Market during regular trading hours.

Each new option granted with respect to an exchanged option will vest as to one-third (1/3) of the shares covered by such new option six (6) months after the new option grant date and the remaining shares covered by such new option will vest with respect to one-third (1/3) of the shares covered by such new option twelve (12) months after the new option grant date and with respect to one-third (1/3) of the shares covered by such new option eighteen (18) months after the new option grant date.

We expect to file with the Securities and Exchange Commission, on or about April 1, 2004, a Tender Offer Statement on Schedule TO that will provide additional information concerning the exchange program, including the detailed terms and conditions thereof.

We have not commenced the option exchange offer and holders of our options are strongly advised to read the Schedule TO and other documents to be filed with the Securities and Exchange Commission in connection with the option exchange offer when they become available, because they will contain important information. Holders of our options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website located at www.sec.gov or from our Human Resources Department, Attention: Ken Boehm, Telephone Number: (408) 400-3000, facsimile number: (408) 400-1940, e-mail: stock@palmsource.com.

Trademarks

Graffiti and HotSync are registered trademarks of PalmSource. Palm, Palm OS and PalmSource are registered trademarks of, and Palm Powered is a trademark of, Palm Trademark Holding Company, LLC. Each trademark, trade name or service mark of any other company appearing in the prospectus belongs to its holder.

The Offering

Common stock offered by PalmSource	2,750,000 shares

Common stock to be outstanding after the offering	14,380,203 shares

Use of proceeds

We anticipate using the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to repay our outstanding debt to Texas Instruments Incorporated or to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. See the section titled “Use of Proceeds.”

Nasdaq National Market symbol	PSRC

The number of shares of our common stock outstanding after this offering is based on shares outstanding as of November 30, 2003 and assumes no exercise of the underwriters’ over-allotment option. This number does not include as of November 30, 2003:

•	1,762,630 shares of common stock issuable on exercise of outstanding stock options, at a weighted average exercise price of $36.33 per share;

•	1,336,127 additional shares of common stock reserved and available for future issuance under our employee stock option and purchase plans;

•	125,481 shares of common stock reserved and available for future issuance upon conversion of our convertible note held by Texas Instruments at a conversion price of $119.54 per share; and

•	shares of common stock issued subsequent to November 30, 2003.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the over-allotment option granted to purchase additional shares in this offering. In addition, unless otherwise indicated, shares outstanding and all per share numbers have been adjusted to reflect the one-for-five reverse stock split effected on September 22, 2003.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The following table provides condensed summary financial data and should be read in conjunction with the information contained in the sections “Selected Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describe a number of factors that have affected our financial results.

	Years Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
Combined and Consolidated Statement of Operations Data: (in thousands, except per share amounts)
Related party revenues	$1,235	$23,682	$50,539	$20,480	$21,043
Third-party revenues	25,017	21,268	22,875	9,358	12,861

Total revenues	26,252	44,950	73,414	29,838	33,904
Cost of revenues	5,449	10,603	10,221	5,686	2,963

Gross margin	20,803	34,347	63,193	24,152	30,941
Total operating expenses	104,823	84,496	77,399	37,707	42,604

Loss from operations	(84,020)	(50,149)	(14,206)	(13,555)	(11,663)
Interest expense	(65)	(256)	(507)	(240)	(273)
Interest and other income (expense), net	76	(421)	(4,627)	(3,875)	38

Loss before income taxes	(84,009)	(50,826)	(19,340)	(17,670)	(11,898)
Income tax provision	9	421	2,420	1,384	1,013

Net loss	$(84,018)	$(51,247)	$(21,760)	$(19,054)	$(12,911)

Basic and diluted net loss per share	$(8.40)	$(5.12)	$(2.18)	$(1.91)	$(1.28)

Weighted average shares used in computing basic and diluted net loss per share	10,000	10,000	10,000	10,000	10,114

	As of November 30, 2003
	Actual	As Adjusted
Consolidated Balance Sheet Data: (in thousands)
Cash and cash equivalents	$34,065	$86,102
Working capital	17,131	69,168
Total assets	102,385	154,422
Long-term convertible subordinated note	15,000	15,000
Total stockholders’ equity	48,135	100,172

The balance sheet data as of November 30, 2003 are set forth:

•	on an actual basis; and

•	on an as adjusted basis to reflect the estimated proceeds from the sale of 2,750,000 shares of common stock at an assumed public offering price of $20.37 per share after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Additional risks that we are currently unaware of or that we currently deem immaterial may also occur. If any of the following or other risks do occur, our business, financial condition or results of operations could be harmed. The trading price of our common stock could decline due to any of the following risks and you may lose all or part of your investment.

Risks Associated With Our Business

We have a history of losses, negative cash flows and limited cash resources, and we may never achieve or sustain profitability or positive cash flows.

We have not been profitable during any of the periods for which we have prepared historical financial statements. During the six months ended November 30, 2003, we had net losses of approximately $12.9 million on revenues of $33.9 million. Cash flow used for operations (negative cash flow) for the six months ended November 30, 2003 was $9.2 million. In addition, as of November 30, 2003, our tangible assets were less than our total liabilities, resulting in a negative tangible net worth. We may not be able to liquidate our assets to pay our liabilities if we are unable to fund our operations in the future. While we have historically received upfront, initial license fees, which partially funded our negative cash flow from operations, we do not expect this trend to continue. We have historically had negative cash flow from operations and may not achieve positive cash flow in the future.

We may incur losses and negative cash flows for the foreseeable future, particularly if our revenues do not increase substantially, if our expenses increase faster than our revenues, if we make unanticipated capital expenditures or if, as we expect, we experience a significant decline in upfront license fees. Our ability to increase revenues and achieve and sustain profitability will also be affected by other risks and uncertainties described in this prospectus. If we do not increase revenues substantially or cannot raise additional capital, which may not be available on reasonable terms or at all, we may not be able to fund operations in the future.

We currently derive our revenues from a small number of licensees of Palm OS, and the loss of or reduction in purchases from one or more of them could significantly harm our future business prospects.

We currently derive our revenues from a small number of licensees of Palm OS. Revenues from palmOne were $17.6 million, or 51.8% of total revenues, for the six months ended November 30, 2003 and $15.5 million, or 51.9% of total revenues, for the six months ended November 30, 2002. Revenues from Sony were $3.7 million, or 10.9% of total revenues, for the six months ended November 30, 2003 and $5.0 million, or 16.7% of total revenues, for the six months ended November 30, 2002. Revenues from Handspring were $3.1 million, or 9.1% of total revenues, for the six months ended November 30, 2003 and $3.3 million, or 11.1% of total revenues, for the six months ended November 30, 2002. Although we have recently expanded the number of licensees, these new licensees have yet to introduce products on the market that generate revenues for us. Additionally, the acquisition of Handspring by Palm has increased our customer concentration. We expect that palmOne and Sony will continue to account for a substantial portion of our revenues for the foreseeable future. If revenues from either palmOne or Sony do not grow as we anticipate, if either of them decides not to incorporate Palm OS into their future products, if either of them decides not to use Palm OS as the primary operating system for their future products or if palmOne experiences financial difficulties and is not able to satisfy its annual minimum royalty commitments, we will need to significantly reduce our expenses or increase our revenues from other sources to stay in business. Our license agreement with palmOne will expire in December 2006, our license arrangement with Sony will expire in October 2012 and our license agreement with Handspring was terminated following the Handspring merger. Nothing restricts these licensees from competing with us or offering products based on competing operating systems and these licensees may stop incorporating Palm OS in their products during the term of their agreements with limited notice to us. However, in the event that palmOne chose to offer products based on competing operating systems, palmOne would still be required to pay the minimum annual payments pursuant to the license agreement. Once these license arrangements expire, we may not be able to renegotiate them on favorable terms, or at all. If we do not continue to generate significant revenues from palmOne or Sony or if we are unable to generate an increased percentage of our revenues from other licensees, our business, results of operations and financial condition will be significantly harmed.

Our operating results may fluctuate.

Our operating results are difficult to predict. We do not have a long history of operations, our operating results have fluctuated significantly and we have only operated separately from palmOne since October 28, 2003. Factors that may cause fluctuations in our operating results, in addition to those disclosed elsewhere in this section titled “Risk Factors,” include the following:

•	shortfall payments from licensees in a given quarter to satisfy minimum quarterly or annual license and royalty commitments, as such payments are recorded in the period that the minimum commitment becomes due to us;

•	delays in the development or launch of Palm Powered products by our licensees;

•	changes in consumer and enterprise spending levels, which may fail to meet our expectations;

•	a shifting mix in the balance between license fees derived from upfront royalty payments, license fees calculated as a percentage of revenues derived from Palm Powered products and license fees based on fixed dollar amounts per unit sold;

•	changes in general economic conditions and specific market conditions that may impact demand for our products and services;

•	seasonality of demand for Palm Powered products and services that may cause our revenues to fluctuate on a quarter to quarter basis;

•	changes in licensing fees due to third parties for technologies incorporated in the Palm OS platform; and

•	an increase in reliance on third-party software licenses.

Because our revenues fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. Any of these factors could cause our results of operations to fall below the expectations of analysts, our stockholders or others, resulting in a significant decrease in our stock price and harming our business, results of operations, and financial condition.

In connection with our separation agreements, palmOne has agreed to indemnify us for damages incurred due to certain litigation with Xerox Corporation; if palmOne is unsuccessful in the litigation and is unable to or does not indemnify us, our business, results of operations, financial condition and cash flows would be significantly harmed, we may not be able to stay in business, and our licensees may not be able to ship products with Graffiti handwriting recognition software.

palmOne is a defendant in a civil action brought by Xerox Corporation in 1997 relating to the Graffiti handwriting recognition software then used in handheld computers using Palm OS. The complaint by Xerox alleged willful infringement of U.S. Patent No. 5,596,656, or the ‘656 patent, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint seeks unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In December 2001, the trial court held that the ‘656 patent was valid, enforceable and infringed. The December 2001 ruling was appealed, and in a February 2003 decision the appellate court remanded the case to the trial court for a determination of the issues of invalidity and enforceability of the ‘656 patent. On December 10, 2003 the trial court heard motions from Xerox and the defendants for summary judgment on the issue of invalidity of the ‘656 patent. The trial court has not yet ruled on these motions, but we expect a ruling may be issued any time in the next six months. We have not yet been added as a defendant in the case, but Xerox may seek to add us at any time.

As part of our separation agreements, palmOne has agreed to indemnify us for certain damages that we may incur due to the Xerox litigation, whether or not we are a defendant. palmOne has indicated that it intends to continue to defend itself vigorously against these claims. However, we cannot assure you that palmOne will continue to defend itself or be successful. In 2002, we licensed technology which we used to create an alternative handwriting recognition system for use in Palm OS, referred to as Graffiti 2, which we now offer to all of our licensees. At the end of 2002, we began offering this alternative software to our existing licensees, and disclaimed responsibility for any damages resulting from any shipments after that time of the original versions of Graffiti handwriting recognition software by our licensees. In this prospectus, we refer to Graffiti handwriting recognition software released by us prior to Graffiti 2 as the original version or versions of Graffiti. However, under our license agreements with our licensees we have agreed to indemnify them for any damages they incur due to infringement by our or palmOne’s intellectual property, and accordingly we could be liable for damages resulting from use of the original version of the Graffiti handwriting recognition software prior to our offering of Graffiti 2. If palmOne is not successful in the litigation, Xerox will likely seek an injunction from the court preventing our licensees from offering products with the original versions of Graffiti handwriting recognition software. If the court issues an injunction in favor of Xerox, we would lose any additional royalties that might have been due from those licensees that are continuing to ship the original version of Graffiti. As a result, and if palmOne is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. In particular, pursuant to our separation agreements with palmOne, if palmOne is required to pay Xerox, as a result of a judgment or in connection with a settlement, and fails to do so within 60 days after the entry of the judgment or the due date under the settlement, we will be required to pay any shortfall amounts to Xerox. Any such payment by us does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us. Damages in patent litigation of this nature can be calculated in a variety of ways, and are subject to factual determinations. We cannot easily predict the amount of these damages, but if palmOne is not successful in the litigation, these damages could be substantial.

The pending litigation may also result in other indirect costs and expenses, such as significant diversion of management resources, loss of reputation and goodwill, damage to our customer and licensee relationships and substantial declines in our stock price. In addition, if

palmOne is required to pay damages to Xerox, they may no longer be able to pay us the minimum annual commitments due under our license agreement with palmOne. Accordingly, if Xerox is successful in its claims against palmOne, and palmOne does not or is unable to indemnify us for these claims, our business, results of operations, financial condition and cash flows could be significantly harmed, and we may be rendered insolvent. For further discussion, including detail regarding the nature of the claim and the procedural history of the case, see “Business—Legal Proceedings.”

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, reduced margins and loss of market share, which would seriously decrease customer demand and harm our business, financial condition and results of operations.

We compete principally in the operating system software platform and services markets. These markets are highly competitive, and we expect competition to increase in the future. We compete primarily with Microsoft Corporation and Symbian Ltd. For example, Microsoft may use its leading position in the enterprise applications market to gain competitive advantage in the markets on which we focus. Furthermore, Microsoft may package product offerings that compete with us together with other product offerings which we could not match. Microsoft has substantially more resources than we do. Symbian, which is supported by companies such as Nokia Corporation and Sony Ericsson Mobile Communications AB, has a substantial portion of the worldwide smartphone market, a market that we believe is important to our future success. Furthermore, it has recently been announced that Nokia has started the process of increasing its ownership in Symbian to approximately 63 percent. In addition, there are proprietary operating systems; open source operating systems, such as Linux; and other software technologies, such as Java or technology licensed from RIM which could be integrated into devices that compete with Palm Powered devices. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products and services and to promoting their products within the third-party developer community.

Successful new product introductions or enhancements by our competitors, or increased market acceptance of competing platforms, could reduce the sales and market acceptance of our products and services, cause intense price competition or make our products and services obsolete. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, decreased license and royalty revenues, decreased customer demand, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, results of operations and financial condition and cause our operating results to fluctuate.

We believe that the market for personal digital assistants, or PDAs, our traditional strength, may be maturing. If we are unable to successfully penetrate new device markets or new markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer.

We believe the market for PDAs, our traditional strength, may be maturing. As a result, we anticipate that our future revenue growth will come from other mobile information devices, in particular smartphones that incorporate Palm OS. The smartphone operating system market is highly competitive, with Microsoft and Symbian devoting significant resources to compete against us. If we are unsuccessful in penetrating the markets for smartphones or other devices or these markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer. To compete in the smartphone and other new markets, we expect to enhance Palm OS by licensing additional technologies from third-party vendors. However, we cannot assure you that we will be able to successfully license this technology, that we will be able to negotiate favorable terms on these third-party royalty contracts or that we will be able to generate sufficient royalty revenues to offset the additional costs associated with these contracts. If we are unable to do so, our cost of license revenues and cost of sales will increase, and our gross margins could be materially impacted, which would adversely affect our business, results of operations and financial condition.

Our success depends on the development, sales and marketing efforts of our licensees.

Our ability to generate revenues is largely dependent on the development, sales and marketing efforts of our licensees. If one or more of our licensees fails to develop or generate sales of Palm Powered products, our revenues could be harmed. We are subject to many risks beyond our control that influence the success or failure of a particular licensee, including, but not limited to:

•	competition faced by the licensee in its particular market;

•	technical challenges unrelated to our technology that are faced by the licensee in developing its products;

•	the ability of our licensees to sell into wireless carriers and to obtain carrier network certification;

•	market acceptance of the licensee’s products in the face of shifting consumer and enterprise preferences;

•	the engineering, sales and marketing and management capabilities of the licensee; and

•	the financial and other resources of the licensee.

If our licensees do not successfully develop, market and sell Palm Powered products, our revenues and profitability will suffer and our business will be harmed.

We depend on wireless carriers accepting our platform software intended for smartphones.

The acceptance of smartphones by the market is highly dependent upon the procedures of wireless carriers. Wireless carriers are relatively few in number and their qualification, network certification and adoption procedures are long and stringent. We have limited experience in developing platform software intended for use in smartphones that comply with such procedures. Our competitors already have established relationships with a number of the wireless carriers. We cannot assure you that we will succeed in developing platform software to enable our licensees’ products to meet wireless carriers’ procedures or that wireless carriers will accept or promote the success of our licensees’ products. If our licensees’ products do not comply with wireless carriers’ qualification, network certification and adoption procedures or if wireless carriers do not promote the success of our licensees’ products, our business will be harmed.

We cannot accurately predict when we will recognize revenues from a particular licensee, if at all, or whether a particular licensee will ultimately market products incorporating Palm OS.

Once we enter into a license agreement, it often takes four to 24 months, depending on the specific technical capabilities of the licensee and the complexity of the licensee’s product, for our licensees to develop commercially available products, if at all, on which we can begin to recognize license revenues. The process of persuading licensees to adopt our technology can be lengthy and, even if adopted, we cannot assure you that our technology will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to us. Due to these challenges, predicting when a new licensee will generate product royalty revenues, if at all, is difficult. If we invest management and engineering resources in a licensee but the licensee’s product is ultimately not introduced to market or is not well received by end users, our operating results would suffer. Even if a licensee’s product is introduced to market, the revenue recognition of royalties derived from sales of the product may be deferred to a later period, or may be recognized over an extended period, in accordance with U.S. generally accepted accounting principles.

If we, or our licensees that incorporate Palm OS, fail to develop and introduce new products and services timely and successfully, we will not be able to compete effectively, our operating results may fluctuate and our ability to generate revenues will suffer.

We operate in a highly competitive environment characterized by rapid technological changes, frequent new product and service introductions, evolving industry standards, and changing customer demands. The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Our future success depends on our ability to develop and introduce in the mobile information device market new products and services that our customers and end users choose to buy. In addition, we rely heavily on the efforts of our licensees and third-party developers for the development of new products and services based on Palm OS.

We have made, and we intend to continue to make, significant investments in research and development. However, if we or our licensees or third-party developers fail to anticipate our customers’ and end users’ needs and technological trends accurately and are unsuccessful at developing and introducing appealing new products and services on a cost-effective and timely basis with acceptable prices and terms, we will not be able to compete effectively, our ability to generate revenues will suffer and our operating results will be harmed.

If Palm Powered products do not effectively interoperate with software running on desktop and network servers, the attractiveness and use of Palm OS could be adversely affected.

Palm Powered products depend upon effective interoperability with software running on personal computers and network servers to acquire and backup information. Interoperability with this other software can be affected by the design of the personal or network server operating environments, the device which incorporates Palm OS or Palm OS itself. For example, if Microsoft modified its desktop or server software products to make them incompatible with Palm OS, demand for Palm Powered devices would be significantly reduced, particularly among existing users of Microsoft products. If the desktop or network server interoperability of Palm OS devices is compromised in any way, the attractiveness and use of Palm OS would likely be adversely affected. As a result, our business, results of operations and financial condition would be seriously harmed.

The Palm OS platform and other software products may contain errors or defects, which could result in the rejection of our products and services and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

The Palm OS platform is complex and must meet stringent manufacturer and user requirements. We must develop our software products and services quickly to keep pace with the rapidly changing mobile information device market. Products and services as sophisticated as ours are likely to contain undetected errors or defects, particularly when first introduced or when new models or versions are released. These errors or defects may include vulnerability to computer viruses. Palm OS may not be free from errors or defects after commercial shipments by our licensees have begun, which could result in the rejection of products and services based on Palm OS, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty and indemnity claims, which could harm our business, results of operations and financial condition.

Third parties have claimed and may claim in the future that our products infringe their intellectual property; if these claims are successful, we could suffer significant litigation or licensing expenses or be prevented from licensing Palm OS to our licensees who sell Palm Powered products.

In the course of our business, we receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. For example, Xerox and palmOne are in litigation relating to the original version of Graffiti handwriting recognition software used in handheld computers using Palm OS, which is discussed in more detail above and in the section titled “Business—Legal Proceedings.” We may be added to the complaint by Xerox. If an injunction is obtained by Xerox, it could have a significant adverse impact on our operations and financial condition if licensees have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. As part of our separation agreements, palmOne has agreed to indemnify us for certain damages that we may incur due to the Xerox litigation, but palmOne is not required to indemnify us for any profits we lose as a result of the litigation. If palmOne is not successful in the Xerox litigation and is unable to or does not indemnify us, or if any liability we are ruled to have to Xerox is outside the scope of palmOne’s indemnification obligations to us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses.

We evaluate the validity and applicability of third-party intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies in our products. Third parties may claim that we, Palm OS licensees or end users of Palm Powered products are infringing or contributing to the infringement of their intellectual property rights, and we may be found to infringe or contribute to the infringement of those intellectual property rights and require a license to use those rights. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, our licensees may be entitled to seek indemnification from us for any claims of infringement brought against them that arise out of the intellectual property they have licensed from us.

Any litigation regarding patents or other intellectual property is likely to be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all, and the obligations under such agreements could result in substantial expenses. If we are unable to enter into royalty or license agreements, our business may be harmed. In addition, a licensee’s or developer’s development, marketing or sales of our products could be severely disrupted or shut down as a result of litigation or claims of infringement, which could adversely affect our business, results of operations and financial condition. We also may be subject to significant monetary damages or court-ordered injunctions that restrict or prevent the development and sale of our products. Any or all of these factors could have a material adverse effect on our business, results of operations and financial condition.

We make use of intellectual property that was developed prior to our separation from Palm. In connection with the separation, we executed agreements that allocated ownership of and granted cross-licenses to intellectual property of PalmSource and Palm. In the future, palmOne or a successor to palmOne may seek to use these agreements to restrict our use of intellectual property that was allocated or licensed to us by these agreements. For example, palmOne may interpret field-of-use restrictions differently from us, so as to restrict us from using licensed intellectual property in the fulfillment of our business plans or to allow palmOne to use intellectual property in a way that adversely impacts our business. In addition, palmOne may seek to interpret the allocation of rights under the separation agreements so as to obtain ownership of intellectual property currently owned by us. Furthermore, if palmOne does not hold clear and complete title to the intellectual property retained by it under these agreements, or holds this intellectual property subject to prior grants of licenses or other rights, our license to use this intellectual property may be invalidated or impaired by a third party possessing ownership, license, or other rights.

If third parties infringe our intellectual property or if we are unable to secure and protect our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology and intellectual property rights. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Our intellectual property, particularly our patents, may not provide us a significant competitive advantage. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our business and results of operations.

Our pending patent and trademark applications for registration may not be allowed, or others may challenge the validity or scope of our patents or trademarks, including our patent or trademark applications or registrations. Even if patents or trademark registrations are issued and maintained, these patents or trademarks may not be of adequate scope or benefit to us or may be held invalid and unenforceable against third parties.

We may be required to spend significant resources to monitor and police our intellectual property rights. Policing the unauthorized use of our products or intellectual property is difficult and litigation may be necessary in the future to enforce our intellectual property rights. Regardless of the merits of any claim, intellectual property litigation is expensive and time-consuming and could divert our management’s attention from operating our business. Despite our efforts, we may not be successful in any litigation or other enforcement action we may bring, may not be able to detect infringement and, as a result, may lose competitive position in the market. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

In the past, there have been thefts and attempted thefts of computer equipment from us and our employees. This computer equipment has contained proprietary information and intellectual property. We have formulated a security plan to reduce the risk of any future thefts and have cooperated with law enforcement officials in an investigation of past incidents. We also generally enter into confidentiality agreements with our employees and with our licensees and our developers. We may not be successful in preventing future thefts, or in preventing those responsible for past thefts from using our technology to produce competing products. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products.

Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, among other things, and we cannot assure you that we will be successful in enforcement of, or defending ourselves against, intellectual property claims. Moreover, patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business.

We currently intend to expand our international presence in countries that may not protect our intellectual property rights to the same extent as the laws of the United States, which may increase the risk of infringement of our intellectual property.

As part of our business strategy, we intend to expand our international presence by targeting countries with large populations and propensities for adopting new technologies including China, India and Brazil. However, many of the countries we are targeting do not prevent misappropriation of intellectual property or deter others from developing similar, competing technologies or intellectual property that infringe our rights. Effective copyright, trademark and trade secret protections may be unavailable or limited in some foreign countries. In particular, the laws of some foreign countries in which our technology is licensed, or may in the near future be licensed, may not protect our intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent competitors in these regions from infringing on our intellectual property rights, which would reduce our competitive advantage and ability to compete in these regions and negatively impact our business.

We currently intend to establish engineering resources or to outsource engineering services or both outside of the United States in countries that may not protect our intellectual property and confidential information or the intellectual property or confidential information of our licensees or partners to the same extent as the laws of the United States. This may increase the risk of misappropriation or infringement of our intellectual property or the intellectual property or confidential information of our licensees or partners.

As part of our business strategy, we currently intend to establish engineering resources or to outsource engineering services or both in China and India. Effective patent, copyright, trademark and trade secret protections may be unavailable or limited in these countries. In particular, the laws of China or India may not protect our intellectual property rights and our confidential information or that of our licensees and partners to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent competitors in these regions, including our employees and consultants, from misappropriating or infringing on our intellectual property rights and confidential information or that of our licensees or partners, which could reduce our competitive advantage and ability to compete in our markets, cause us to incur substantial legal fees, expose us to liability to our licensees and partners, result in strained relationships with or licensees and partners and otherwise negatively impact our business.

If we do not continue to support our third-party developer community or provide attractive incentives to encourage application development, these developers may cease development of new Palm OS applications, which could affect our competitive advantage, lower the value of our products to end users and affect our licensees’ ability to market their products incorporating our products and services.

The proliferation of applications that run on Palm Powered products has largely been attributable to our extensive third-party developer community, which we continue to rely on for future application development. Approximately 300,000 third parties have registered as developers to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications, more than 20,000 applications are available for Palm Powered products. There is no guarantee that third parties who have registered as developers have actually developed applications or will do so in the future. We must continue to provide support for developers and provide attractive incentives to encourage future Palm OS application development. For example, we do not have the resources to provide cash incentives to our developers, as some of our competitors do. If we are unable to retain our existing developer community and attract additional third-party developers, the availability of new software applications for Palm OS may be adversely affected, which could affect our ability to compete, lower the value of Palm Powered products to end users and affect our licensees’ ability to market our products and services, cause our operating results to fluctuate and adversely affect our business, results of operations and financial condition.

If we are unable to obtain key technology from third parties on a timely basis that is free from errors or defects or we are required to develop such technology ourselves, we may have to cancel or delay the release of certain features in the Palm OS platform and product shipments or incur increased costs.

We license third-party software for use in the Palm OS platform as well as to provide software development tools to enable applications to be written for the Palm OS platform. In addition to third-party licensed software, we may enter into joint development agreements with certain licensees of the Palm OS platform whereby a licensee will develop a specific feature for the Palm OS platform that we will then own and may later incorporate into new releases of the Palm OS platform. Our ability to release and sell our products could be seriously harmed if the third-party technology is not delivered to us in a timely manner and we are unable to obtain alternative technology to use in our products. As a result, our product shipments could be delayed or our offering of features could be reduced, which could adversely affect our business or results of operations. In addition, our reputation and business could be harmed and we could incur damages if third-party licensed software contains errors or defects that are not discovered and fixed prior to release of our products. Furthermore, a third-party developer or joint developer may improperly use or disclose the software, which could adversely affect our competitive position. Because we license some of our development tools from third parties, our business would suffer if we could no longer obtain those tools from those third parties or if the tools developers wanted to use were not available. If we are unable to offer technology that our licensees need to build successful Palm Powered products, which we obtain by licensing the technology from third parties or developing it internally, then our business would suffer.

For example, Graffiti 2 includes a subcomponent of the Jot technology we license from Communication Intelligence Corporation, or CIC. If the technology components we license from CIC contain errors or defects or cannot be seamlessly integrated into the products of our licensees, our licensees’ ability to market their products may be delayed or canceled. Further, should we be required to license the Jot technology after expiration or termination of the Jot license or if the Jot technology were no longer available for any other reason, such as the termination or sale of the Jot product line by CIC or the acquisition or bankruptcy of CIC, we may be unable to renegotiate the license on favorable terms or obtain alternative technology from another third party, which may require us to license other third-party solutions, develop aspects of the functionality ourselves or cease offering certain applications or features of Palm OS. Any of these events may result in lost sales, higher licensing costs to us and delayed shipment of products based on Palm OS, which could adversely affect our business, results of operations and financial condition.

Products incorporating the Palm OS technology that are marketed by our licensees or other strategic partners may contain errors or defects, which could result in the rejection of our products and services and damage to our brand, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

We cannot fully control the business and quality control standards of our licensees, many of whom are device manufacturers, and we are unable to completely monitor the distribution to end users of products containing our technology. We cannot assure you that the products and services provided by our licensees are free from errors or defects. If Palm Powered products contain errors or defects, it could result in the rejection of these products and services by users, damage to our reputation, lost revenues and diverted development resources, which could adversely affect our business and results of operations. The presence of errors or defects in Palm Powered products could also result in increased customer service and support costs and warranty claims and could subject us and our licensees to product liability claims, any of which could harm our business, results of operations and financial condition.

We may periodically restructure our operations or change our pricing model, which could harm our operating results in the short term before we receive any benefits from these changes, if at all.

We continually evaluate the strengths and weaknesses of our operations. In connection with this evaluation, we may decide to reduce or realign our available resources and, as a result, shut down or sell business lines that do not fit into our long-term business plan. For example, in February 2003, we reduced our worldwide headcount by approximately 18%, and in August 2003, we sold our Palm Digital Media product line to PalmGear, Inc., or PalmGear. If we reduce headcount in the future, we will incur significant severance and termination costs and other related expenses that could harm our business before we were to receive any benefit, if at all, from the reduced headcount expenses. If we shut down any of our business lines in the future, we may incur costs or charges, receive less in the sale than such assets are worth, disrupt customer goodwill or lose revenue streams in connection with such a restructuring that could harm our business before we were to receive any benefit, if at all, from the restructuring. In addition, we may introduce changes to our pricing model, and these changes may not result in increased or even the same level of revenues in the timeframes that we anticipate, or at all.

Our operating results may suffer if we do not grow our services business as anticipated.

We believe that our future business prospects depend in part on our ability to generate service revenues from our licensees. We currently do not generate significant service revenues and may not be able to in the future. Our service offerings will have to achieve market acceptance and meet an expanding range of customer requirements to be successful. If we are not able to meet these requirements and grow our service revenues, our operating results may be harmed.

Our sales cycle is lengthy and complicated.

The development of a business relationship with a potential licensee can be a lengthy process, spanning 12 months or longer. The sales cycle often involves multiple divisions within a potential licensee’s organization and multiple layers of management, thus making our sales process relatively complicated and long. Additionally, negotiating the terms of a new license agreement can be a protracted process with no set timetable for completion. Due to the length and complicated nature of our sales cycle, predicting the fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement is difficult.

The loss of key personnel could negatively impact our business.

We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. Our future success depends on our retention of these key employees, such as David Nagel, our president and chief executive officer, and our key executives and technical personnel. None of our key technical or senior management personnel is bound by employment or non-competition agreements, and, as a result, any of these employees could leave with little or no prior notice and compete against us. We are not the beneficiary of any life insurance policies on any of our personnel. We may not be able to provide our key technical and senior management personnel with adequate incentives to remain employed by us. The loss of any of them could negatively impact our business, results of operations and financial condition.

Our success largely depends on our ability to hire, retain, integrate and motivate qualified personnel.

Our future success depends on our ability to attract and retain highly skilled executive, technical, sales, marketing, and administrative personnel. If we fail to retain and hire an adequate number of these employees, we will not be able to maintain and expand our business. Our success also depends on our ability to expand, integrate and retain our management team. Recruiting and retaining skilled personnel, including software engineers, is highly competitive, particularly in the San Francisco Bay Area where we are headquartered. Volatility or lack of positive performance in our stock price may also affect our ability to retain key employees.

In recent quarters, we have initiated reductions in our workforce of both employees and contractors to balance the size of our employee base with our current and anticipated revenue base. These reductions have resulted in reallocations of employee duties, which could result in employee and contractor uncertainty. These and any future reductions in our workforce could make it difficult to motivate and retain the remaining employees and contractors, which would affect our ability to deliver our products and services in a timely fashion and negatively affect our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

We may not be able to successfully manage the growth and expansion of our business, which could have a material adverse effect on our business, results of operations and financial condition.

We plan to increase our scope of operations domestically and internationally. We may not be equipped to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on our limited managerial, financial, engineering and other resources. Any delays or difficulties in our research and development process caused by these factors or others could make it difficult for us to develop future generations of our technology and to remain competitive. In addition, the rapid rate of hiring new employees, including several key employees, could be disruptive and could adversely affect the efficiency of our research and development process. The rate of our future expansion, if any, in combination with the complexity of the technology involved in our licensing business model, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our licensees. Additionally, we may be required to reorganize our managerial structure to more effectively respond to the needs of customers and other potential strategic partners. Given the small pool of potential licensees, the adverse effect resulting from a lack of effective management in any of these areas could be magnified. Inability to manage the expansion of our business could have a material adverse effect on our business, results of operations and financial condition. We historically used Palm’s operational and administrative infrastructure and may not be able to independently create an appropriate infrastructure to accommodate an expansion of the size of our operations. In addition, if we do not achieve the expected benefits from any expansion, our business, results of operations and financial condition will be harmed.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

We anticipate that revenues from international operations will represent an increasing portion of our total revenues over time. Accordingly, our future results could be harmed by a variety of factors related to our international operations, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	natural disasters affecting the regions in which we or our licensees sell products;

•	tariffs, trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in foreign government regulation, tax laws and regulatory requirements;

•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs;

•	changes in diplomatic and trade relationships; and

•	less effective protection of intellectual property.

We are subject to changes in demand for our products and services resulting from exchange rate fluctuations that make our products and services relatively more or less expensive in international markets. If exchange rate fluctuations occur, our business could be harmed by decreases in demand for our products and services or reductions in gross margins. Historically, we have not used derivative instruments to hedge foreign exchange rate risk. However, we may use derivative, or similar, instruments to hedge foreign exchange rate risk in the future. Our licensees are subject to many of the risks described above with respect to companies that are located in different countries, particularly manufacturers located in Asia Pacific and elsewhere. We cannot assure you that one or more of the risks associated with international licenses of our technology will not have a direct or indirect material adverse effect on our business, results of operations and financial condition.

If we increase our revenues from international license fees, our exposure to withholding taxes may increase.

The laws of certain countries in which we currently, or may in the future, license our technology require significant withholding taxes on payments for intellectual property, which we may not be able to offset fully against our U.S. tax obligations. Our exposure to withholding taxes may increase given our strategy to aggressively pursue opportunities in foreign countries. We are subject to the further risk that tax authorities in those countries may re-characterize certain engineering fees as license fees, which could also result in increased tax withholdings and penalties.

If we are not able to successfully enter into new enterprise strategic alliances with partners, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate, which could negatively impact our results.

Our strategy to broaden the usage of Palm Powered devices in the enterprise includes forming strategic alliances with leading enterprise solutions and service providers to provide additional resources to further enable penetration of the enterprise market. However, certain competitors may have longer and closer relationships with the senior management of potential strategic partners who deploy mobile information device products in the enterprise. Consequently, these competitors could have a better competitive position than we do, which could result in potential enterprise customers deciding not to choose our products and services. If we are unable to successfully enter into strategic alliances, or if they are not as productive as we anticipate, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate and our results of operations could be negatively impacted.

We may pursue strategic acquisitions and investments, which could have an adverse impact on our business, results of operations, financial condition and cash flows.

Within the last five years, Palm acquired and assigned to us assets of Be Incorporated, peanutpress.com, Inc., Actual Software, WeSync.com, Inc. and Smartcode Technologies SARL. We will evaluate other acquisition opportunities that could advance our objectives to penetrate the smart mobile device business or provide us with additional product or service offerings or additional industry expertise, as such opportunities arise. Acquisitions and the integration of acquired companies may result in problems related to integration of technology and management teams. We may not successfully integrate operations, personnel or products that we have acquired or may acquire in the future. If we fail to successfully integrate acquisitions, our business could be materially harmed. In addition, our acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. In addition, if we issue stock as consideration in an acquisition, the ownership interests of our stockholders will be diluted. Acquisitions typically include a significant amount of goodwill and other intangible assets. If the value of this goodwill is impaired over time we may have to record significant charges against earnings. In addition, we have made and may make strategic venture investments in other companies. If these investments are unsuccessful, this could have an adverse impact on our results of operations and financial position. For example, in fiscal year 2003, we recorded an impairment charge of $3.2 million related to a private equity investment.

If we have any impairment in the value of our goodwill, we will have to take an accounting charge against our earnings that might negatively impact our stock price.

In accordance with U.S. generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually or whenever an event or change in circumstances occurs which would indicate potential impairment. If we discover significant impairment as a result of any of these tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

If we engage in certain equity transactions, our ability to use our U.S. net operating loss and tax credit carryforwards may be substantially limited, which could harm our financial condition.

We are currently generating U.S. net operating losses and tax credits, which we are not able to utilize at this time. Substantial restrictions are imposed on the utilization of net operating losses and tax credit carryforwards if the equity ownership of a company changes such that more than 50% of its stock, measured over a three-year period, is transferred to one or more “5% shareholders” during the period. Therefore, this offering and future equity transactions by us, including issuance of our stock in a merger or acquisition, may significantly limit our ability to use in the future net operating loss and tax credit carryforwards existing at the time of any ownership change. Since the limitation is based on a number of factors, we cannot determine the impact of such a limitation at this time, but if our ability to use net operating loss and tax credit carryforwards were substantially limited, it could harm our financial condition.

Recent and proposed regulations related to equity compensation could adversely affect our ability to attract and retain key personnel.

Since the distribution, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with our company. Several regulatory agencies and entities are considering regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. For example, the Financial Accounting Standards Board has announced that it will propose changes to the U.S. generally accepted accounting principles that, if implemented, would require us to record a charge to earnings for employee stock option grants. In addition, new regulations implemented by the Nasdaq National Market generally requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees in the future. To the extent that new regulations make it more difficult or expensive to grant stock options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

Business interruptions could adversely affect our business.

Our operations and those of our licensees, developers and customers are vulnerable to interruption by fire, flood, earthquake, power loss, telecommunications failure, terrorist attacks, wars and other events beyond our control. Our corporate headquarters are located in California, near major earthquake faults, and adjacent to a privately operated, natural gas-fueled cogeneration plant. In addition, we have a significant research and development operation in France, which could be impacted by nationwide service interruptions from time to time. A catastrophic event that results in the destruction of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result, our future operating results could be adversely affected. Our operations could also be negatively impacted by events such as outbreaks of infectious disease, for example the recent outbreak of Severe Acute Respiratory Syndrome and its negative effect on the Asian economy. The business interruption insurance under which we are covered may not be sufficient to compensate us fully for losses or damages that may occur as a result of these events, if at all. Any such losses or damages incurred by us could have a material adverse effect on our business.

As part of our separation from Palm, we have certain rights, restrictions and obligations to a customer database jointly created by Palm and us. Our loss of use of this customer database could delay our anticipated revenue from our online store or cause such revenue not to materialize.

As part of our separation from Palm, we received certain rights to use a customer database we jointly created with Palm. With these rights came certain obligations for and restrictions on our use of the customer database. Should we be found not to be in compliance with the restrictions and obligations associated with the database, and as a result lose our right to use the database, our anticipated revenue may be delayed or not materialize at all.

Changes in applicable law could affect the way we and our licensees and developers promote and sell products incorporating the Palm OS technology and limit our ability to use personal information.

We and many of our licensees and developers use electronic mail to promote products incorporating the Palm OS technology, and many Palm Powered products are available for sale through Internet sites. In addition, we and our licensees and developers collect e-mail addresses and other personal information from end users and potential end users of Palm Powered products, and use that personal information for various purposes, including marketing and customer support. The law regarding these activities is changing rapidly. For example, Congress recently enacted legislation limiting the use of unsolicited commercial e-mail, and laws regarding privacy and electronic commerce have been proposed or enacted in several states. We cannot guarantee that our activities and those of our licensees and developers will be unaffected by changes in federal, state or other applicable law, and if we violate these laws, we could be subject to substantial fines or other penalties. Applicable laws could significantly restrict our ability, or that of our licensees and developers, to promote and sell Palm Powered products, and could materially limit our use of the personal information we have gathered, which could result in lost revenues and harm our business, results of operations and financial condition.

We may repatriate cash from our foreign subsidiaries, which could result in additional income taxes that could negatively impact our results of operations and financial position. In addition, if foreign countries’ currency policies limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

One or more of our foreign subsidiaries may hold a portion of our cash and cash equivalents. If we need additional cash to acquire assets or technology, or to support our operations in the United States, and if the currency policies of these foreign countries allow us, we may repatriate some of our cash from these foreign subsidiaries to the United States. Depending on our financial results and the financial results of our subsidiaries at the time that the cash is repatriated, we may incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position. In addition, if the currency policies of these foreign countries prohibit or limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

Risks Relating to Our Separation from Palm

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.

Our combined and consolidated financial statements have been carved out from the consolidated financial statements of Palm using the historical results of operations and historical bases of the assets and liabilities of the PalmSource business that we comprise. Accordingly, the historical financial information that we have included in this prospectus for periods prior to the distribution does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Palm did not account for us, and we were not operated, as a separate, stand-alone entity for most of the periods presented. Revenues from Palm were not recorded until December 3, 2001, the effective date of our software license agreement with Palm.

We have not made adjustments to our historical financial information other than the last two quarters to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Palm, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from palmOne and increased costs associated with being a publicly traded, stand-alone company.

palmOne is subject to general commercial and other litigation claims as part of its operations, which could implicate the Palm OS technology or products incorporating Palm OS and result in claims against us in the future.

In the course of palmOne’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business, intellectual property infringement and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. palmOne is currently subject to a number of these claims. Though the claims currently do not name us as defendants, the substance of the claims may implicate us, preclude us from selling certain products or features, result in claims against us in the future or require us to indemnify palmOne.

We can no longer rely on palmOne to fund our future capital requirements as we have in the past, and financing from other sources may not be available on favorable terms or at all.

In the past, most of our capital needs were satisfied by Palm. Since the separation of the Palm and PalmSource businesses, Palm has made net capital contributions and transfers to us of $47.9 million, consisting of capital contributions and transfers of $38.1 million in fiscal year 2002 reduced by a capital distribution and transfers of $1.4 million during fiscal year 2003 and net capital contributions and transfers of $11.2 million from the beginning of fiscal year 2004 through the distribution date, October 28, 2003. However, since the distribution, palmOne is no longer providing funds to finance our working capital or other cash requirements.

We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, fluctuations in our operating results, financing activities, acquisitions and investments. In addition, we expect that general and administrative expenses will increase in the future due in part to operating as a public company. In particular, as a result of the distribution, we have a large stockholder base and expect to incur significant costs associated with routine shareholder communications, in addition to the potentially significant legal and regulatory compliance cost associated with being a public company. We may require, or choose to obtain, additional debt or equity financing to finance acquisitions or other investments in our business. We may also require additional financing if our operating and working capital requirements vary materially from those currently planned. Future equity financings would be dilutive to the ownership interests of existing holders of our common stock. Future debt financings could involve unfavorable interest rates and/or restrictive covenants and would require us to use our future cash to make principal and interest payments. If we require additional financing and are unable to obtain it under reasonable terms or at all, we may be required to sell assets or significantly reduce costs, which could reduce our ability to develop new products, respond to new market opportunities or compete in the marketplace. If we cannot sufficiently reduce costs, we may not be able to finance future operations or service our debt obligations.

If we fail to successfully promote a company brand identity separate from palmOne and to achieve strong brand recognition in our target markets, our product licensing and sales could be adversely affected and demand for our products and services could decrease.

In connection with our separation from Palm, we have adopted a new brand identity separate from the palmOne device business and are modifying some of the trademarks and trade names under which we conduct our business. Subject to certain restrictions, we have an exclusive license to use certain “Palm” marks in connection with our business, but are repositioning the brand to be identified with an independent operating system company rather than a device manufacturer. We believe that recognition of our Palm Powered ingredient brand, which is a brand identifying Palm OS as a key component of mobile information devices, will be important to our success, particularly in Europe and Asia Pacific, where we are expanding our operations and sales efforts. We currently have a limited marketing budget for positioning our brand and it is anticipated that we will continue to have a limited budget for the foreseeable future. If we fail to promote our Palm Powered ingredient brand successfully, or if our brand fails to achieve widespread recognition, the value of our brand may decrease. As a result, the demand for our products and services may decline and our business may be harmed.

Establishing our new Palm Powered ingredient brand has required the creation or modification of currently existing “Palm” or “palmOne” brand trademarks and trade names; protection and maintenance of these trademarks and trade names may be difficult and costly in the future, which may harm our business, results of operations and financial position.

The adoption of a new brand identity separate from the palmOne device business required creating new trademarks and trade names or modifying some of the trademarks and trade names under which we conduct our business. To protect our rights to the various trademark and trade name combinations that we wish to identify with our products, we may be required to defend the use of our trademarks and trade names, which may result in costly litigation or other actions against third parties. The difficulty and costs of protecting and maintaining our Palm Powered ingredient brand and related trademarks and trade names will also require us to expend significant company resources to enforce our rights or establish an alternative brand identity, which may harm our business, results of operations and financial position.

We may be required to indemnify palmOne for tax liabilities it may incur in connection with its distribution of our common stock and each of palmOne and us may be required to indemnify the other for certain taxes.

In connection with the distribution, Palm received a private letter ruling from the Internal Revenue Service, or IRS, to the effect that the distribution of our shares of common stock by Palm to its stockholders in October 2003 would not be taxable to Palm or its stockholders.

This ruling is generally binding on the IRS, subject to the continuing accuracy of certain factual representations and warranties. Although some facts changed after the issuance of the ruling and before the distribution, in the opinion of palmOne’s tax counsel, these changes did not adversely affect the validity of the private ruling. Notwithstanding the receipt of the ruling and the opinion of counsel described above, the PalmSource stock distribution may nonetheless result in significant taxable gain to palmOne under Section 355(e) of the Internal Revenue Code, or the Code, if 50% or more of the stock of palmOne or our stock is acquired as part of a plan or series of related transactions that include the PalmSource stock distribution.

Under the tax sharing agreement between Palm and us, we would be required to indemnify palmOne if the sale or transfer of our stock (pursuant to a public offering or otherwise during periods before and/or after the distribution) causes the distribution of our stock in October 2003 to be taxable to palmOne. In such event, the amount of taxable gain would be based on the fair market value of our stock at the time it was distributed to the Palm stockholders. In this offering, we expect to sell stock representing approximately 20% of our total outstanding stock. As structured, this public offering should not trigger any tax liabilities to palmOne pursuant to Section 355(e) for which we would have any indemnity obligations. However, in order to avoid triggering this tax indemnity obligation in the future, we will be limited in our ability to issue our stock in other public offerings, and possibly in certain other circumstances. The rules under Section 355(e) are quite complex and subject to significant uncertainty. Although we will monitor our subsequent stock offerings in an effort to avoid triggering this potential tax liability, there can be no assurance that the IRS will not take the position that this offering, in combination with certain other stock offerings or transfers that have been made, or may in the future be made, is sufficient to trigger taxable gain to palmOne under Section 355(e) with respect to the October 2003 distribution of our stock. If such a claim were successfully pursued by the IRS, our indemnity obligation to palmOne under the tax sharing agreement could be quite substantial, and we may not have sufficient cash or other assets to satisfy our contractual obligation.

Notwithstanding the foregoing, we believe the current temporary regulations promulgated under Section 355(e) will not materially adversely affect our ability to use our stock as consideration to acquire the assets or stock of other business entities or operations, or to raise equity capital in other than the public offering context.

In addition, under the tax sharing agreement, palmOne and we have agreed to indemnify each other for certain taxes and similar obligations that the other party could incur under certain circumstances. Although palmOne is required to indemnify us for its own taxes, we may be held liable by the applicable taxing authority for any income taxes imposed on other members of the palmOne consolidated group for those tax periods during which we were a member if such taxes are not paid by palmOne or some other member.

We may be limited in the amount of stock we issue in subsequent public equity offerings.

To avoid triggering taxable gain for palmOne pursuant to Section 355(e) of the Code for which we would be liable, we may be limited in the amount of stock we issue in subsequent public offerings. This could seriously restrict our ability to access the public markets to raise additional equity capital in the future at a time when such access would be beneficial to us. These same concerns would also limit our ability to use our stock as consideration to effect any acquisition or business combination, or to engage in a private offering of our stock, in circumstances where substantial negotiations regarding such transaction, or a similar transaction, commenced prior to the October 2003 distribution of our stock. Because no such negotiations occurred prior to the October 2003 distribution of our stock, however, we do not believe these particular tax provisions will materially adversely affect our ability to use our stock to effect acquisitions or business combinations, or to engage in a private offering of our stock, in the future. However, we cannot assure you that the Internal Revenue Service will not take a contrary position.

We may have potential business conflicts of interest with palmOne with respect to our past and ongoing relationships, which may not be resolved on terms favorable to us.

Conflicts of interest may arise between palmOne and us in a number of areas relating to our past and ongoing relationships, including:

•	indemnification obligations to each other;

•	labor, tax, employee benefit and other matters arising from our separation from Palm;

•	intellectual property matters, including management of our brand; and

•	business opportunities that may be attractive to both palmOne and us.

In addition, either party may make strategic choices that are not in the best interest of the other party. For example, other than restrictions on the use of certain trademarks and domain names, nothing prohibits palmOne from competing with us or offering products based on a competing operating system. We may not be able to resolve any potential conflicts that may arise between palmOne and us, and even if we are able to do so, the resolution may be less favorable than if we were dealing with a third party.

Our directors and executive officers may have conflicts of interest.

Many of our directors and some of our executive officers own shares of palmOne common stock and options to purchase shares of palmOne common stock. Currently, one of our directors, Eric Benhamou, is the chairman of our board of directors and is also a director and the chairman of palmOne’s board of directors. In addition, one of our directors, Satjiv Chahil, has entered into a consulting agreement with us, and was recently employed by, and is a consultant to, palmOne, and another of our directors, Robert Finocchio, has a sister who was until recently an executive officer of palmOne.

Some of our directors and officers own shares of palmOne common stock and options to purchase shares of palmOne common stock. In addition some directors and officers of palmOne own shares of our common stock as a result of the distribution. Ownership of shares of palmOne common stock by our directors and officers, ownership of shares of our common stock by palmOne’s directors and officers and/or having directors serve as directors of both companies now that we have been separated from palmOne could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for palmOne and us.

Creditors of Palm at the time of the PalmSource distribution may attempt to challenge the distribution as a fraudulent conveyance, which could result in either our stockholders being required to turn over some or all of their shares of our common stock or palmOne or us to fund the liabilities of creditors of Palm, which could adversely impact our business.

A court, in a lawsuit by an unpaid creditor or representative of creditors of Palm, such as a trustee in bankruptcy, may be asked to void the PalmSource distribution, in whole or in part, as a fraudulent conveyance if the court were to find that, among other things, at the time of the distribution, Palm or we:

•	were insolvent;

•	were rendered insolvent by reason of the distribution;

•	were engaged in a business or transaction for which Palm’s or our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured.

The court could then require that our stockholders return some or all of the shares of our common stock, or require palmOne or us, as the case may be, to fund liabilities of the other company for the benefit of creditors, which could adversely affect our business. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of palmOne and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures.

The terms of the separation and distribution of PalmSource were negotiated in the context of a parent-subsidiary relationship.

Until the distribution, Palm owned a majority of our common stock. All of the agreements relating to the separation entered into between Palm and us were entered into in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Palm. As a result, the terms of such agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. Such agreements include the Amended and Restated Software License Agreement, and the SDIO License Agreement. For further discussion of these agreements, see the section titled “The Separation and Distribution.”

Risks Related to The Offering

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We anticipate using the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the proceeds to repay our $15.0 million convertible note to Texas Instruments. In addition, we may use a portion of the proceeds to acquire or invest in complementary businesses or technologies. We will have broad discretion in determining how we apply the proceeds from this offering, you may not agree with these uses and we may not achieve sufficient value, if any, from our use of these proceeds. Also, we may not be successful in investing the proceeds from this offering in our operations or external investments to yield a favorable return. See “Use of Proceeds.”

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, in the period from the distribution through March 16, 2004, our closing stock price fluctuated from a high of $41.45 to a low of $17.56. We believe that such fluctuations will continue as a result of future announcements concerning us, our competitors or principal customers regarding technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts. In addition, historically the stock market has experienced significant price and volume fluctuations and the market prices of the securities of technology and software companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse effect on the market price of our common stock.

Provisions in our separation agreements, management retention agreements, charter documents, Delaware law and our ability to adopt a stockholder rights plan without stockholder approval may delay or prevent an acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation, bylaws, certain of our separation agreements and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Provisions in our certificate of incorporation and bylaws provide for a classified board of directors and limitations on actions by our stockholders by written consent. Our tax sharing agreement with palmOne requires us to indemnify palmOne against palmOne’s recognition of taxable gain if it were triggered by an acquisition of our stock. This indemnity obligation could discourage, delay or prevent a third party from acquiring us. We have agreements with our executive officers that provide that, if they are terminated in connection with an acquisition of us, they are entitled to severance payments, accelerated vesting and other benefits or payments. These obligations could discourage, delay or prevent a third party from acquiring us. In addition, the provisions of our software license agreement and other agreements with palmOne include penalties if we are acquired by Microsoft, or other manufacturers of mobile information devices, that may discourage such companies from acquiring us. Delaware law also imposes restrictions on, and grants powers to, our board of directors in connection with mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock and to set the rights, preferences and privileges thereof, without stockholder approval, which could be senior to those of the common stock and could be used to dilute the stock ownership of a potential hostile acquiror. Were our board of directors to adopt a stockholder rights plan, it would be more difficult and more expensive for a third party to acquire us without the approval of our board of directors.

The above provisions apply even if the offer may be considered beneficial by some stockholders. In addition, because these provisions may discourage a change of control, they could decrease the value of our common stock.

Sales of a substantial number of shares of common stock in the public market following the offering could adversely affect the market price for our common stock.

Upon completion of the offering, we will have approximately 14,380,203 shares of common stock outstanding, or 14,792,703 shares if the underwriters’ over-allotment option is exercised in full, of which the 2,750,000 shares sold in the offering acquired by persons who are not our affiliates will be tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act. Shares sold in this offering that are acquired by our affiliates will be subject to the resale limitations, but not the holding period requirements, of Rule 144 under the Securities Act. We and our executive officers and directors have agreed that we and they will not, for a period of 90 days from the date of this prospectus, offer, sell, contract to sell or otherwise dispose of any of shares of our common stock without the prior written consent of the underwriters. We believe that, following the expiration of this 90-day period, all of these shares will be eligible for immediate sale in the public market, subject to vesting and the Rule 144 resale limitations. We have also granted demand, piggyback and S-3 registration rights to Sony, the holder of 666,666 of our shares, and S-3 registration rights to Texas Instruments, the holder of a promissory note convertible into 125,481 of our shares.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

Special Note Regarding Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that could cause our or our industry’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 2,750,000 shares of common stock offered by us will be approximately $52.0 million (approximately $60.0 million if the underwriters’ over-allotment option is exercised in full) at an assumed public offering price of $20.37 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

The principal purposes of this offering are to obtain additional equity capital and to increase the number of our shares available for trading in the public market. We anticipate using the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the proceeds to repay our $15.0 million convertible subordinated note to Texas Instruments, which has an interest rate of 5% and matures on December 6, 2006. In addition, we may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any acquisition or investment. Pending their ultimate use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

At the time of the distribution, we issued the convertible subordinated note to Texas Instruments in connection with our assumption of a portion of Palm’s indebtedness to Texas Instruments which was in partial consideration of capital contributions from Palm to us. Accordingly, we did not realize any direct proceeds from the issuance of the Texas Instruments note. We used the proceeds of palmOne’s capital contributions to us for working capital, capital expenditures and other general corporate purposes.

We will retain broad discretion over the use of the net proceeds from this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our development efforts and the amount of cash used by our operations.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. However, our board of directors has the ultimate discretion as to the payment and amount of any dividends after the offering, subject to our having legally available funds sufficient for us to make any dividend payment and to certain contractual limitations and prohibitions.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded publicly on the Nasdaq National Market under the symbol “PSRC” since October 29, 2003, the date immediately following the distribution. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday bid prices for our common stock as reported by the Nasdaq National Market.

	High	Low
Fiscal Year Ending May 31, 2004:
Second Quarter (from October 29, 2003)	$47.80	$24.55
Third Quarter	$26.04	$17.35
Fourth Quarter (through March 16, 2004)	$24.95	$18.95

On March 16, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $20.37 per share. As of December 31, 2003, there were approximately 2,734 holders of record of our common stock. See “Risk Factors—Risks Related To The Offering—Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.”

CAPITALIZATION

The following table sets forth our unaudited capitalization as of November 30, 2003. Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect the estimated net proceeds from the sale of 2,750,000 shares of common stock offered by us at an assumed public offering price of $20.37 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

	As of November 30, 2003
	Actual	As Adjusted
	(in thousands, except par value amounts)
Long-term debt:
5% convertible subordinated note	$15,000	$15,000

Stockholders’ equity:
Common stock, $0.001 par value, 100,000 shares authorized actual and as adjusted; 11,630 and 14,380 shares issued and outstanding actual and as adjusted	12	14
Additional paid-in capital	108,170	160,204
Accumulated other comprehensive income	509	509
Unearned stock-based compensation	(11,528)	(11,528)
Accumulated deficit	(49,028)	(49,028)

Total stockholders’ equity	48,135	100,172

Total capitalization	$63,135	$115,172

The above table does not include additional shares of common stock that may be issued under the plans and arrangements as of November 30, 2003 listed below:

•	1,762,630 shares of common stock issuable on exercise of outstanding stock options, at a weighted average exercise price of $36.33 per share;

•	1,336,127 additional shares of common stock reserved and available for future issuance under our employee stock option and purchase plans;

•	125,481 shares of common stock reserved and available for future issuance upon conversion of our convertible note held by Texas Instruments at a conversion price of $119.54 per share; and

•	shares of common stock issued subsequent to November 30, 2003.

You should read the information above together with “Summary Combined and Consolidated Financial Data,” our historical combined and consolidated financial statements, the notes to those statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and “Certain Relationships and Related Transactions” included elsewhere in this prospectus.

DILUTION

As of November 30, 2003, our net tangible book value (deficit) was approximately $(5.0) million, or $(0.43) per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.

After giving effect to the sale of 2,750,000 shares of our common stock at an assumed public offering price of $20.37 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of November 30, 2003 would have been approximately $47.1 million, or $3.27 per share. This represents an immediate increase in net tangible book value of $3.70 per share to existing stockholders and an immediate dilution of $17.10 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$20.37
Net tangible book value per share as of November 30, 2003	$(0.43)
Increase in net tangible book value per share attributable to this offering	3.70

As adjusted net tangible book value per share after the offering		3.27

Dilution per share to new investors		$17.10

If the underwriters exercise their over-allotment option in full, there will be an increase in as adjusted net tangible book value of $3.72 per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $16.65 per share to new investors.

The above computations are based on the number of shares of common stock outstanding as of November 30, 2003 and includes the 2,750,000 shares of common stock to be issued by us in this offering and excludes as of November 30, 2003:

•	1,762,630 shares of common stock issuable on exercise of outstanding stock options at a weighted average exercise price of $36.33 per share;

•	1,336,127 additional shares of common stock reserved and available for future issuance under our employee stock option and purchase plans;

•	125,481 shares of common stock reserved and available for future issuance upon conversion of our convertible note held by Texas Instruments at a conversion price of $119.54 per share; and

•	shares of common stock issued subsequent to November 30, 2003.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following condensed selected combined and consolidated financial data of PalmSource reflect our historical results of operations and balance sheet data. Our combined and consolidated statement of operations data set forth below for the years ended May 31, 2001, 2002, and 2003 and the combined and consolidated balance sheet data as of May 31, 2002 and 2003 are derived from our audited combined and consolidated financial statements included in this prospectus.

The combined and consolidated statement of operations data for the year ended May 31, 1999 and the combined and consolidated balance sheet data as of May 31, 1999 are derived from our unaudited combined and consolidated financial statements that are not included in this prospectus. The combined and consolidated statement of operations data for the year ended May 31, 2000 and the combined and consolidated balance sheet data as of May 31, 2000 and 2001 are derived from our audited combined and consolidated financial statements that are not included in this prospectus.

The condensed consolidated statement of operations data for the six months ended November 30, 2002 and 2003 and the consolidated balance sheet data as of November 30, 2003 are derived from our unaudited condensed consolidated financial statements that are included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Results for the six months ended November 30, 2003 are not necessarily indicative of results that may be expected for the entire year.

The financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. See “Risk Factors—Risks Relating to Our Separation from Palm—Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.” For periods prior to December 3, 2001, there are no revenues recorded from Palm, as the software license agreement with Palm was not effective until December 3, 2001. In addition, due to the acquisitions of certain assets by Palm that were assigned to us, or that we have made, and the change in our method of accounting for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets effective June 1, 2001, our results of operations are not necessarily comparable between the periods presented. In addition, our historical combined and consolidated balance sheet data are not comparable to the post-distribution balance sheet data due to the transactions that occurred as of the distribution date. You should also read the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describes a number of factors that have affected our financial results.

	Years Ended May 31,					Six Months Ended November 30,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except per share amounts)
Combined and Consolidated Statement of Operations Data:
Related party revenues	$—	$83	$1,235	$23,682	$50,539	$20,480	$21,043
Third-party revenues	987	6,879	25,017	21,268	22,875	9,358	12,861

Total revenues	987	6,962	26,252	44,950	73,414	29,383	33,904
Cost of revenues	1,404	2,941	5,449	10,603	10,221	5,686	2,963

Gross margin	(417)	4,021	20,803	34,347	63,193	24,152	30,941
Total operating expenses	33,464	63,177	104,823	84,496	77,399	37,707	42,604

Loss from operations	(33,881)	(59,156)	(84,020)	(50,149)	(14,206)	(13,555)	(11,663)
Interest expense	(11)	(12)	(65)	(256)	(507)	(240)	(273)
Interest and other income (expense), net	85	(50)	76	(421)	(4,627)	(3,875)	38

Loss before income taxes	(33,807)	(59,218)	(84,009)	(50,826)	(19,340)	(17,670)	(11,898)
Income tax provision	—	1,499	9	421	2,420	1,384	1,013

Net loss	$(33,807)	$(60,717)	$(84,018)	$(51,247)	$(21,760)	$(19,054)	$(12,911)

Basic and diluted net loss per share	$(3.38)	$(6.07)	$(8.40)	$(5.12)	$(2.18)	$(1.91)	(1.28)

Weighted average shares used in computing basic and diluted net loss per share	10,000	10,000	10,000	10,000	10,000	10,000	10,114

	As of May 31,					As of November 30, 2003
	1999	2000	2001	2002	2003
	(in thousands)
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$478	$656	$383	$30,688	$37,465	$34,065
Working capital (deficit)	(1,514)	(15,669)	(21,457)	16,890	20,750	17,131
Total assets	18,017	16,992	61,490	107,316	104,607	102,385
Note payable to palmOne, including accrued interest	—	—	—	20,238	20,744	—
Long-term convertible subordinated note	—	—	—	—	—	15,000
Series A redeemable convertible preferred stock	—	—	—	—	20,000	—
Total stockholders’ equity / net investment (deficit)	$12,431	$(12,869)	$29,611	$48,299	$26,280	$48,135

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the combined and consolidated financial statements and the related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below, in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading developer and licensor of platform software that enables mobile information devices. We have begun to license Palm OS to smartphone manufacturers and intend to continue to build on our leadership position and experience in PDAs to become a leading licensor of platform software for smartphones and other next generation smart mobile products. Our software platform consists of operating system software, or Palm OS, and software development tools. We have also extended our platform with applications such as personal information management software, web browsers and e-mail. We license Palm OS to leading smart mobile information device manufacturers, including Founder Technology, Garmin, GSPDA, Kyocera, Lenovo (formerly known as Legend), palmOne, Samsung and Sony. A wide range of smart mobile devices incorporate our solutions, including PDAs, smartphones, location-aware devices, entertainment devices, and industry-specific devices used in industries such as education, hospitality and healthcare.

Our 52-53 week fiscal year ends on the Friday nearest to May 31. Our fiscal quarters end on a Friday and are generally 13 weeks in length. For presentation purposes, we have presented our fiscal quarters as ending on August 31, November 30, February 28 and May 31. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal quarters.

Our Separation from Palm

We were incorporated in December 2001 as a wholly-owned subsidiary of Palm to conduct substantially all of the business of its operating system software group. In connection with the separation of the two businesses, Palm contributed to us substantially all of the assets and liabilities comprising the Palm operating system software group, and issued to us an intercompany loan of $20.0 million, which was contributed as additional paid-in-capital immediately prior to the distribution. Since our incorporation, Palm also has made additional net capital contributions and transfers to us totaling $47.9 million, consisting of capital contributions and transfers of $38.1 million in fiscal year 2002 reduced by a capital distribution and transfers of $1.4 million during fiscal year 2003 and net capital contributions and transfers of $11.2 million from the beginning of fiscal year 2004 through the distribution date. In connection with Palm’s capital contributions and the distributions, we issued a $15.0 million 5% convertible subordinated note payable to Texas Instruments, due December 6, 2006. For a description of the 5% convertible subordinated note see the sections titled “—Liquidity and Capital Resources—The Convertible Note” and “The Separation and Distribution—Amended and Restated Intercompany Loan Agreement.”

We have entered into a number of agreements that govern the separation of our business operations from Palm. In general, these agreements provide for the transfer from Palm to us of assets comprising our business and the assumption by us of liabilities relating to our business. The separation agreements, in some cases, allocated various costs between the parties and require us to indemnify Palm for certain liabilities Palm may incur. We also entered into an agreement with Palm for the licensing to Palm of Palm OS for use in the manufacturing of Palm’s mobile information devices. All of the agreements we entered into with Palm were entered into in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Palm. As a result, the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

Our operating results historically have been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income returns and in tax returns of certain foreign subsidiaries. The income tax provision in our financial statements has been determined on a separate-return basis. Pursuant to our tax sharing agreement with Palm, as of the fiscal year ended 2003, $65.4 million of deferred tax assets are deemed attributes of Palm. Accordingly, we will not be able to use these deferred tax assets to offset our corresponding tax liabilities.

We are in the process of negotiating new or revised agreements with various third parties as a separate, stand-alone entity. We cannot assure you that the terms we will be able to negotiate will be as favorable as those we enjoyed as part of Palm. In addition, we benefited from various economies of scale as part of Palm, including shared administrative functions, facilities and sales and marketing organizations. We expect that our costs in some cases will increase as a result of the loss or renegotiation of these agreements, which may not be offset by cost savings in other areas. In addition, we expect that general and administrative expenses will increase in the future due to operating as a public company. In particular, as a result of the distribution, we have a large stockholder base and expect to incur significant costs associated with routine shareholder communications, in addition to the potentially substantial legal and regulatory compliance costs associated with being a public company.

Business

Our revenues consist of license and royalty and support and service revenues. We primarily generate revenues by licensing Palm OS to mobile information device manufacturers. We also generate revenues from providing support and services to our licensees, from the Palm OS Ready program participants and from our online software store. Prior to the distribution, we presented revenues from Palm and Sony, a PalmSource stockholder, separately as related party revenues. Subsequent to the distribution, we present only revenues from Sony as related party revenues.

License and royalty revenues consist principally of revenues earned under software license agreements with manufacturers of mobile information devices. Historically, our license agreements with these manufacturers generally provided for an upfront license fee and additional royalties based on the number of units sold by the licensee incorporating Palm OS. However, we do not expect this trend to continue. We recognize license and royalty revenues when a signed contract exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. License and royalty revenues from upfront license fees under our agreements are generally recognized over the term of the agreement. License and royalty revenues from royalty fees are generally recognized on a per-unit or net sales royalty basis based on contractually reported information from licensees. Currently, the majority of our royalty revenue stream is derived from licensees with a royalty fee that is calculated on a net sales basis. The royalty rate generally ranges from 3% to 6% of net sales based on the average selling price of the licensee’s Palm Powered product. Payments received in advance of royalties being earned are recorded as deferred revenues.

Our license agreements with licensees may contain minimum commitments. For example, under the Palm software license agreement, minimum annual license and royalty commitments consist of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring on December 3, 2002, 2003, 2004, 2005, and 2006, respectively. Prior to the Handspring merger, Handspring had minimum license and royalty commitments of $1.5 million for each of Handspring’s fiscal quarters through the term of its license agreement with us. As a result of the Handspring merger, the Handspring license agreement terminated, we are no longer entitled to the $1.5 million quarterly minimum commitments and revenues from the sale of Handspring products may be used by palmOne to satisfy its minimum commitments. Accordingly, we are losing $6.0 million in Handspring’s annual contractual minimum commitments through April 2009 and our combined revenues from palmOne and Handspring will decline if the merger does not result in significant increased sales. We calculate minimum commitment shortfalls on a quarterly or annual basis based on the terms of the respective license agreement. Shortfalls, if any, are recorded in the period that the minimum commitment becomes due to us.

Support revenues consist primarily of fees for providing software updates and technical support for software products to our licensees and service revenues represent product development, engineering services, consulting and training for our licensees and, to a lesser extent, to third-party application developers. Support revenues are deferred and recognized ratably over the term of the agreement. Service revenues are generally billed on a time-and-materials basis, and the revenues are generally recognized as the services are performed.

Generally, our licensees experience higher seasonal demand for their products during our second and third fiscal quarters. We believe that this seasonality is primarily the result of the winter holiday season. In addition, certain licensees, including palmOne, satisfy the remaining amount of their yearly minimum commitments, if necessary, in our third fiscal quarter. Historically, these factors have resulted in a substantial increase in revenues for our third fiscal quarter as compared to other quarters in the fiscal year. We expect this seasonal trend to continue for the foreseeable future.

An important part of our strategy is to increase our international sales, particularly in the European and Asian markets. Certain countries in which we currently license or may in the future license our technology require significant withholding taxes on payments for intellectual property that we may not be able to offset against our U.S. tax obligations. In addition, international tax authorities may re-characterize some of our engineering fees as license fees, which could result in increased tax withholdings and penalties.

Current Trends Affecting Our Operating Results

Concentration of Our Customers.    We currently depend on palmOne and, to a lesser extent, Sony for a large percentage of our revenues. Revenues and percentage of total revenues from palmOne, including Handspring, and Sony for the fiscal years ended May 31, 2001, 2002, and 2003, and the six months ended November 30, 2002 and 2003 were as follows (in thousands):

	Fiscal Years Ended May 31,						Six Months Ended November 30,
	2001		2002		2003		2002		2003
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
Palm and palmOne	$—	0%	$18,426	41.0%	$39,299	53.5%	$15,487	51.9%	$17,552	51.8%
Sony	$1,235	4.7%	$5,256	11.7%	$11,240	15.3%	$4,993	16.7%	$3,689	10.9%
Handspring	$16,907	64.4%	$9,981	22.2%	$6,428	8.8%	$3,318	11.1%	$3,096	9.1%

Although we have recently expanded the number of licensees, these new licensees have yet to introduce products on the market that generate revenues for us. We expect that palmOne and Sony will continue to account for a substantial portion of our revenues for the foreseeable future. However, we expect that revenues from palmOne will gradually decline over time as a percentage of our overall revenues. Our license agreement with palmOne will expire in December 2006, our license arrangement with Sony will expire in October 2012, and our license agreement with Handspring expired upon the closing of the Handspring merger. Royalties from the sale of Handspring products are now subject to the terms of our license agreement with palmOne and revenues from the sale of Handspring products may be used by palmOne to satisfy its minimum commitments. Both of these licensees can cease selling Palm Powered products at any time. However, palmOne will remain subject to its minimum commitment requirements. We cannot assure you that we will be able to renegotiate these licensing agreements on favorable terms, if at all, once they expire.

Industry Dynamics.    The software industry is characterized by several trends that may have a material impact on our strategic planning, results of operations and financial condition. One key trend has been the decline in spending on information technology by enterprises and consumers as a result of the weakened global economy. Simultaneously with this economic weakness, we are seeing an increasingly competitive environment among mobile information device manufacturers. As a result of a number of competitive factors, such as the timing of the release and the targeted markets of products, mobile device manufacturers are increasingly developing products at various price points. In addition, higher-end products are facing downward pricing pressures. Accordingly, some of our licensees are experiencing significant fluctuations in their average selling prices and declining volume. These pricing fluctuations and volume declines may adversely impact the royalties that we earn on licenses that are based on a percentage of Palm Powered device revenues. Currently, minimum commitments, primarily from palmOne, and to a lesser extent other licensees, may partially offset the impact of these royalty fluctuations on our operating results. We cannot assure you that we will be able to renegotiate new minimum commitments from these licensees when these contracts expire or that we will be able to sufficiently increase our revenues from other sources to offset this decline. The Handspring merger resulted in the termination of our license agreement with Handspring and the associated $1.5 million quarterly minimum commitment. Partially in response to these trends, we have undertaken a number of restructuring efforts to realign our cost structure with our business operations. During the third quarter of fiscal year 2003, restructuring actions consisted of workforce reductions primarily in the United States and facilities and property and equipment disposed of or removed from service. Restructuring charges relate to the implementation of these actions to better align our expense structure with our revenues. Prior restructuring actions were taken in the second quarter of fiscal year 2002 and the fourth quarter of both fiscal years 2001 and 2002.

Historically, we have generated revenues from a mix of upfront license fees and per unit royalties. We have generally recognized upfront license fees from subscription license agreements over the term of such agreements, which has provided us with more visibility about our revenue streams than royalty-based revenues, and has provided us with accelerated cash flows. Recently, we have witnessed a trend in the software industry away from the payment of upfront license fees in favor of royalty fees based upon products sold. We expect to experience a significant decline in our upfront license fees and, as a result, we expect our deferred revenues to decline over time.

As the market for PDAs matures, as seen by recent declines in unit sales, we expect that our future revenue growth will come from other mobile information devices, in particular smartphones that incorporate Palm OS. We believe the market for other mobile information devices is in its early stages, and the growth potential of these markets may not be realized. Additionally, we face heavy competition from Symbian and Microsoft, and anticipate further competition from other competing software platform providers, such as Linux. The smartphone market itself has a limited number of device manufacturers, and we may not be successful in engaging many of them as licensees. We may need to enter into collaborative relationships or acquire additional technology or businesses to successfully compete in this market. If we are unsuccessful in penetrating the markets for smartphones and other new next generation smart mobile products or if such markets do not develop as anticipated, our revenues will suffer. To compete in these new markets and to continue to expand our product offerings into new markets and industries, we expect to enhance Palm OS by incorporating additional technologies licensed from third-party vendors. We will need to negotiate favorable terms on these third-party royalty contracts, or our cost of license revenues and our gross margins could decrease.

Acquisitions and Dispositions

On August 29, 2003, we consummated transactions with PalmGear related to a stock purchase agreement, strategic alliance and service provider agreement and a brand license agreement between the parties. There was no related party interest between either Palm or us, and PalmGear. In connection with the closing of the transaction, we sold to PalmGear all of the stock of Palm Digital Media, a wholly-owned subsidiary of ours whose assets comprised the Palm Digital Media product line. In addition, as part of the strategic alliance, PalmGear agreed to develop and support an online store, at our U.S. website, for Palm OS applications. Additionally, we provided PalmGear rights to a customer database. The initial term of the strategic alliance is three years. The transaction was for a total of $4.0 million, comprised of an initial payment from PalmGear to us of $3.7 million and a maximum contingent payment to us of $0.3 million. The contingent payment was subject to Palm Digital Media meeting certain financial targets for the five-month period ending January 31, 2004. The contingent payment has been settled for $0.2 million, resulting in total proceeds to us from the transaction of $3.9 million.

During November 2001, Palm purchased specific assets of Be Incorporated, or Be, including substantially all of Be’s intellectual property and other technology assets, and hired a substantial majority of Be’s engineers. Be was a provider of software solutions designed specifically for Internet appliances and digital media. During March 2001, Palm completed the acquisition of peanutpress.com, Inc., or peanutpress, which is now known as Palm Digital Media. peanutpress was a provider of electronic books, or eBooks, and Internet-based content management services. peanutpress developed, archived, hosted and securely distributed eBook collections on behalf of book publishers. During February 2001, Palm completed the acquisition of WeSync.com, Inc., or WeSync, which was a provider of wireless synchronization technologies. WeSync’s technologies enabled work and personal groups using the company’s free web-based service to share and synchronize changes to calendars and contacts on handhelds running Palm OS and PCs. During May 2000, Palm completed the acquisition of Actual Software Corporation, or Actual Software, which was a developer of e-mail software for the Palm OS operating system. In February 1999, Palm acquired Smartcode Technologie SARL, or Smartcode, which was a developer and provider of wireless data communications and Internet access software technology. Palm acquired Smartcode for its engineering resources and familiarity with wireless technologies and related areas of expertise. In connection with our separation from Palm, Palm assigned the assets from all of these acquisitions to us. All of these acquisitions were accounted for under the purchase method of accounting and, accordingly, our results of operations are not necessarily comparable between periods.

Non-Cash Compensation Charge

On August 1, 2003, in connection with the option exchange program approved by our board of directors on June 30, 2003, certain of our executives returned for cancellation 1,042,000 stock options to purchase our common stock. On August 4, 2003, in exchange for these cancelled options, these executive officers received 689,490 restricted shares of our common stock, subject to a repurchase right in our favor, at a per share price equal to $0.001, which lapses over two years from that date. On August 4, 2003, we also made grants of restricted stock to certain of our executive officers outside of the option exchange program in an aggregate amount of 243,475 shares, consisting of waiver grants of 170,300 shares and stock bonus grants of 73,175 shares at a price per share equal to the par value of our common stock, subject to a repurchase right in our favor, which lapses over two years from that date. Further, on November 7, 2003, we granted 30,572 shares of restricted stock to employees with a purchase price equal to the par value of a share of our common stock, subject to a repurchase right in our favor, which lapses over two years from that date. Together, the granting of such restricted stock at prices below the assumed fair market values of our common stock will result in a non-cash compensation charge of approximately $15.1 million. Amortization under the accelerated method over the period during which the repurchase rights lapse will result in stock-based compensation charges of approximately $9.2 million, $5.2 million and $0.7 million in fiscal years 2004, 2005, and 2006, respectively. Any repurchases of these shares of unvested restricted stock would result in a reversal of a portion of this charge. See the sections titled “Management—Option Exchange Program,” “Management—Waiver Grants” and “Management—Executive Restricted Stock Bonus Grants.”

Basis of Presentation

We have historically operated as an integrated component of Palm’s business. For periods prior to our separation from Palm, our combined financial statements have been derived from the consolidated financial statements and accounting records of Palm using the historical results of operations and historical bases of the assets and liabilities of Palm and presented on a retroactive basis as if the separation had been in effect for all periods presented. Revenues from Palm have been presented based on the terms of the software license agreement effective on December 3, 2001. Our combined and consolidated statements of operations do not show what our revenues would have been had the software license agreement with Palm been in effect for periods prior to December 3, 2001 for sales by Palm of Palm Powered devices and for support and services provided by the PalmSource business group within Palm. Cost of sales has been derived based on the activities and functions in place at that time using the historical results of operations for all periods presented. The combined and consolidated financial statements include allocations to us of certain shared expenses, including centralized legal, finance and accounting, human resources, insurance, executive management, treasury, real estate, information technology, sales and marketing and engineering, and other Palm corporate services and infrastructure costs. The expense allocations have been determined on bases that Palm and we considered to be a reasonable reflection of the use of the services provided to us or the benefit received by us. These allocations and charges are calculated on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenues, or the specific level of activity directly related to these costs. Our reliance on Palm for these services has gradually declined since our separation from Palm in December 2001 as we have established our own independent systems and infrastructure for administration, management and other services.

The financial information presented in this prospectus is not necessarily indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in PalmSource’s combined and consolidated financial statements and the accompanying notes. The amounts of assets and liabilities reported on our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allocations from Palm, goodwill impairment, loss contingencies, restructuring, and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the combined and consolidated financial statements.

Revenue Recognition.    The accounting related to revenue recognition in the software industry is complex and affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. Consequently, the revenue recognition accounting rules require management to make significant judgments. We recognize revenues as discussed above and follow the detailed guidelines discussed in Note 2 of Notes to Combined and Consolidated Financial Statements.

Many of our license contracts contain multiple elements including support. We have determined the fair value of our bundled support arrangements based on the price charged when the element is sold separately by us or the contractually stated renewal rate. Accordingly, when contracts contain multiple elements wherein vendor specific objective evidence of fair value exists for all undelivered elements and for which fair value has not been established for delivered elements, we recognize revenues on the delivered element using the “Residual Method” as defined by the American Institute of Certified Public Accountants Statement of Position No. 98-9. When arrangements include bundled professional services and the pattern of performance over the term of the agreement is not discernable or if an arrangement includes ongoing support for which vendor specific objective evidence of fair value does not exist, the entire fee is recognized ratably over the term of the arrangement.

Allocations from Palm.    Significant assumptions and estimates have been used in the determination of cost allocations from Palm included in our combined and consolidated financial statements and the preparation of our historical financial information prior to our separation from Palm. These allocations and charges are calculated on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenues, or the specific level of activity directly related to such costs. Accordingly, our combined and consolidated financial statements may not be representative of future performance or what they would have been had we operated as a separate stand-alone entity during the periods presented.

Goodwill Impairment.    We perform an evaluation of the carrying value of goodwill on an annual basis or whenever an event or change in circumstances occurs which would indicate potential impairment. In response to changes in industry and market conditions, we may strategically realign our resources in a manner that could result in an impairment of goodwill. We cannot assure you that future impairment tests will not result in a charge to earnings.

Loss Contingencies.    We are subject to various loss contingencies arising in the ordinary course of business including patent infringement claims and other litigation. We accrue for estimated loss contingencies, when a loss is probable and can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Restructuring.    Effective for calendar year 2003, in accordance with Statement of Financial Accounting Standards, or SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes Emerging Issues Task Force Issue 94-3, or EITF Issue No. 94-3, Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), we record liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, we accrued for restructuring costs on commitment to a firm exit plan that specifically identified all significant actions to be taken. We reassess restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities and we record new restructuring accruals as liabilities are incurred.

Income Taxes.    Our income tax provision has been determined on a separate return basis as if we had operated as a stand-alone entity. Our operating results were historically included in the tax returns of Palm and certain foreign subsidiaries. We have estimated our income taxes that would have related to our business in each of the jurisdictions in which we operate as if we had historically operated on a stand-alone basis. We have established a valuation allowance against our deferred tax assets for all periods presented based on our estimates of future taxable income.

Results of Operations

Comparison of Six Months Ended November 30, 2003 and November 30, 2002

Related party license and royalty revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Related party license and royalty revenues	$20,630	$19,452	6%
Percentage of total revenues	60.8%	65.2%

Prior to the distribution, we recognized revenues from Palm as related party revenues, and subsequent to the distribution, we recognized revenues from palmOne as third party revenues. License and royalty revenues from Palm which consisted primarily of royalty fees received from shipment of PDAs, were $17.1 million and $14.6 million for the six months ended November 30, 2003 and 2002, respectively. License and royalty revenues from Sony were $3.5 million and $4.9 million for the six months ended November 30, 2003 and 2002, respectively. The increase in related party license and royalty revenues during the six months ended November 30, 2003 over the six months ended November 30, 2002 was principally due to a $2.6 million increase in royalties received from Palm, offset by a $1.4 million decrease in royalties from Sony. We believe the increase in revenues from Palm during the six months ended November 30, 2003 was primarily driven by an increase in the average selling prices from the same period in fiscal year 2002, partially offset by a decline in total units shipped. The increase in average selling price reflects the higher-end mix of products sold for the quarter. The decrease in units shipped reflects soft overall market demand as well as some shift of U.S. retail demand toward competitive products.

Third-party license and royalty revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Third-party license and royalty revenues	$10,680	$7,853	36%
Percentage of total revenues	31.5%	26.3%

The increase in third party license and royalty revenues during the six months ended November 30, 2003 over the same period in fiscal year 2002 was principally due to increased license and royalty revenues received from existing licensees, and an increase in license and royalty revenues of $1.2 million from new licensees. License and royalty revenues from Handspring were $3.0 million and $3.2 million for the six months ended November 30, 2003 and 2002, respectively. Prior to the Handspring merger on October 28, 2003, Handspring had minimum license and royalty commitments of $1.5 million for each of Handspring’s fiscal quarters through the term of its license agreement with us. The Handspring license agreement terminated as a result of the Handspring merger. We are no longer entitled to the $1.5 million quarterly minimum commitment through April 2009 and revenues from the sale of Handspring products may be used by palmOne to satisfy its minimum commitments. Accordingly, our combined revenues from palmOne and Handspring will decline if the merger does not result in significant increased sales.

Related party support and service revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Related party support and service revenues	$413	$1,028	(60)%
Percentage of total revenues	1.3%	3.5%

Support and service revenues from Palm were $0.2 million and $0.9 million for the six months ended November 30, 2003 and 2002, respectively. Support and service revenues from Sony were $0.2 million and $0.1 million for the six months ended November 30, 2003 and 2002, respectively. The decrease in related party support and service revenues during the six months ended November 30, 2003 over the same period in fiscal year 2002 was primarily due to a decrease of $0.6 million in professional service revenues from Palm.

Third-party support and service revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Third-party support and service revenues	$2,181	$1,505	45%
Percentage of total revenues	6.4%	5.0%

The increase in third-party support and service revenues during the six months ended November 30, 2003 over the same periods ended November 30, 2002 was due to an increase of $0.4 million in support revenues from new licensees and an increase of $0.2 million in professional service revenues from new and existing licensees.

Cost of license and royalty revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Cost of license and royalty revenues	$1,991	$4,333	(54)%
Percentage of total revenues	5.8%	14.6%

Cost of license and royalty revenues principally represents royalty payments to third-party technology vendors, payments to publishers for eBook content and amortization of purchased intangible assets. The decreases in cost of license and royalty revenues during the six months ended November 30, 2003 compared to the same period in fiscal year 2002 in absolute dollars and as a percentage of total revenues were primarily due to the decrease of $2.6 million in amortization of purchased intangibles from the Smartcode, Actual Software, and WeSync acquisitions as the intangible assets became fully amortized by the end of fiscal year 2003 and an increase in revenues. The total decrease in the six months ended November 30, 2003 compared to the six months ended November 30, 2002 was also attributed to the elimination of payments to eBook content providers due to the sale of the Palm Digital Media product line to PalmGear in August 2003, offset by a $0.3 million increase in royalty payments for licensed technology. The majority of our cost of license and royalty revenues are of a fixed nature, either the amortization of purchased intangibles or term license fees paid to technology vendors recognized ratably, and are not directly related to or allocable to either third party or related party revenues. We expect cost of license and royalty revenues to increase due to increased royalty payments for licensed technology to support new versions and features of Palm OS, which are partially offset by a decline in amortization of purchased intangible assets as certain intangible assets become fully amortized and the elimination of payments to eBook content providers due to the sale of the Palm Digital Media product line to PalmGear in August 2003.

Cost of support and service revenues

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Cost of support and service revenues	$972	$1,353	(28)%
Percentage of total revenues	2.9%	4.5%

Cost of support consists of costs to provide software updates and technical support for software products, and cost of service represents costs to provide product development, engineering services, consulting and training. The decreases in cost of support and service revenues during the six months ended November 30, 2003 compared to the same period in fiscal year 2002 in absolute dollars and as a percentage of total revenues were due to a decrease of $0.2 million in the cost of professional services as total professional services revenues declined, the decrease of $0.1 million in allocated overhead that was principally information technology and real estate costs, and an increase in total revenues. We expect support and service gross profit to increase in the future as we intend to expand our professional services business and as economies of scale are achieved in the support organization.

Research and development expenses

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Research and development expenses	$16,969	$21,190	(20)%
Percentage of total revenues	50.1%	71.1%

Research and development expenses consist primarily of personnel and related costs to support our product development and related information technology and facilities costs. The decreases in research and development expenses during the six months ended November 30, 2003 compared to the same period in fiscal year 2002 in absolute dollars and as a percentage of total revenues were primarily due to a $2.7 million decrease in employee related expenses resulting from headcount reductions initiated during the third quarter of fiscal year 2003, a $1.4 million decrease in allocated overhead that was principally real estate and information technology costs, and an increase in revenues. Our research and development expenses are primarily fixed employee costs. These costs are monitored and reviewed by management, and we expect to respond according to market conditions and economic trends.

Sales and marketing expenses

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Sales and marketing expenses	$9,625	$8,437	14%
Percentage of total revenues	28.4%	28.3%

Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, PalmSource developer conferences, promotional materials and customer conferences and related information technology and facilities costs. The increases in sales and marketing expenses during the six months ended November 30, 2003 compared to the same period in fiscal year 2002 in absolute dollars and as a percentage of total revenues were primarily due to an increase of $1.0 million in employee related costs. We expect sales and marketing expenses to fluctuate in response to market conditions, geographic expansion, economic trends, and the cost and timing of future PalmSource developer conferences.

General and administrative expenses

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
General and administrative expenses	$8,755	$5,977	46%
Percentage of total revenues	25.8%	20.0%

General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, legal, finance, accounting, human resources and related information technology and facilities costs. The increases in general and administrative expenses during six months ended November 30, 2003 compared to the same period in fiscal year 2002 in absolute dollars and as a percentage of total revenues were primarily due to an increase of $2.6 million in employee related costs. We expect general and administrative expenses to continue to increase as we fully establish our own, separate administrative functions and negotiate new or revised agreements such as directors and officers insurance and agreements with various third parties as a separate, stand-alone company. In addition, we expect that general and administrative expenses will increase in the future due to our operating as a public company. In particular, as a result of the distribution, we have a large stockholder base and expect to incur significant costs associated with routine shareholder communications, in addition to the potentially significant legal and regulatory compliance costs associated with being a public company.

Amortization of intangible assets

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Amortization of intangible assets	$163	$210	(22)%
Percentage of total revenues	0.5%	0.7%

Amortization of intangible assets consists of amortization related to our acquisitions. Amortization of intangibles from prior acquisitions were completed in the second quarter of 2004.

Separation costs

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Separation costs	$7,092	$1,893	275%
Percentage of total revenues	20.9%	6.3%

Separation costs are generally consulting and professional fees related to separating our business from Palm, effecting the distribution and establishing PalmSource as a separate independent company. The increase for the six months ended November 30, 2003 compared to the same period ended November 30, 2002 was primarily due to an increase of $3.9 million and $1.3 million in investment banking and professional fees, respectively. On October 28, 2003, Palm’s stockholders approved the distribution of PalmSource from Palm. As the distribution was completed in the second quarter of fiscal year 2004, we do not expect to incur substantial separation costs in future periods.

Interest expense

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Interest expense	$273	$240	14%
Percentage of total revenues	0.8%	0.8%

Interest expense for the six months ended November 30, 2003 represents interest on the $20.0 million 2.48% note payable to Palm through the distribution date. Interest subsequent to the distribution date represents interest for the $15.0 million, 5% convertible, subordinated note issued to Texas Instruments. Interest expense for the six months ended November 30, 2002 represents interest for the $20.0 million 2.48% note payable to Palm. We expect interest expense to increase due to the net increase between the interest on the $15.0 million 5% convertible subordinated note payable to Texas Instruments and the elimination of the note payable to Palm that bore interest at 2.48%. See section titled “—Liquidity and Capital Resources—The Convertible Note” for further discussion.

Interest and other income (expense), net

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Interest and other income (expense), net	$38	$(3,875)	(101)%
Percentage of total revenues	0.1%	(12.9)%

The change in other income (expense) during the six months ended November 30, 2003 compared to the same period in fiscal year 2002 was primarily due to a $3.2 million charge related to a write-down in our investment in a private equity security, which had been carried at cost and for which we determined the decline in value of our entire investment to $0.8 million to be other than temporary during the six months ended November 30, 2002. In addition, in the six months ended November 30, 2002, $0.7 million was paid to Palm for expenses relating to a $50.0 million bond posted by Palm pending resolution of the Xerox litigation that was released in April 2003. We expect other income (expense) to fluctuate in future periods due to changes in interest rates and foreign exchange fluctuations.

Income tax provision

(Amounts in thousands)	Six Months Ended November 30,		Percent Change
	2003	2002
Income tax provision	$1,013	$1,384	(27)%
Percentage of total revenues	3.0%	4.7%

We incurred net operating losses for the six-month periods ended November 30, 2003 and 2002, and as a result we did not record a benefit for temporary differences and maintained a full valuation allowance. The income tax provision for the six-month periods in fiscal years 2003 and 2002 consists primarily of changes in the deferred tax liability and foreign withholding taxes.

Comparison of Fiscal Years Ended May 31, 2001, 2002 and 2003

The results of operations table presents operating data as a percentage of total revenues for the periods indicated:

	Years Ended May 31,
	2001	2002	2003
Revenues:
Related party license and royalty	4.0%	50.5%	66.9%
Third-party license and royalty	92.4	43.3	25.0

Total license and royalty	96.4	93.8	91.9

Related party support and service	0.7	2.2	2.0
Third-party support and service	2.9	4.0	6.1

Total support and service	3.6	6.2	8.1

Total revenues	100.0	100.0	100.0
Cost of revenues:
License and royalty	15.2	18.9	10.2
Support and service	5.6	4.7	3.7

Total cost of revenues	20.8	23.6	13.9

Gross margin	79.2	76.4	86.1
Operating expenses:
Research and development	213.0	110.3	54.2
Sales and marketing	97.5	43.0	23.4
General and administrative	49.0	28.4	17.4
Amortization of intangibles	24.9	0.7	0.6
Restructuring charges	8.5	4.4	3.0
Separation costs	5.6	1.2	6.8
Purchased in-process technology	0.8	0.0	0.0

Total operating expenses	399.3	188.0	105.4

Loss from operations	(320.1)	(111.6)	(19.3)
Interest expense	(0.2)	(0.6)	(0.7)
Interest and other income (expense), net	0.3	(0.9)	(6.3)

Loss before income taxes	(320.0)	(113.1)	(26.3)
Income tax provision	0.0	0.9	3.3

Net loss	(320.0)%	(114.0)%	(29.6)%

Related party license and royalty revenues.    Related party license and royalty revenues were $1.0 million in fiscal year 2001, $22.7 million in fiscal year 2002, and $49.0 million in fiscal year 2003, representing an increase of 2092% from fiscal year 2001 to 2002, and an increase of 116% from fiscal year 2002 to 2003. License and royalty revenues from Palm, consisting primarily of royalty fees received from shipment of PDAs were $0 million, $17.6 million, and $38.1 million in fiscal year 2001, 2002, and 2003, respectively. License and royalty revenues from Sony were $1.0 million, $5.1 million, and $10.9 million in fiscal years 2001, 2002, and 2003, respectively. The increase in license and royalty revenues from fiscal year 2001 to 2002 was due to no Palm revenues recorded prior to December 3, 2001, the effective date of the software license agreement, compared to five months of Palm revenues recorded in fiscal year 2002. We recognize royalty revenues from Palm in the period royalty information is reported to us, generally one month subsequent to the ship date. The increase in license and royalty revenues from fiscal year 2002 to 2003 was due to a full year of Palm revenues recorded in fiscal year

2003, compared to five months of Palm revenues reported in fiscal year 2002. In fiscal year 2003, we received a payment of $3.6 million from Palm as a result of Palm’s shortfall under its minimum annual commitment for the annual contractual period ending December 3, 2002.

Our business principally supported the operating system for Palm Powered devices prior to December 3, 2001, which is the effective date of the software license agreement with Palm. No revenues from Palm prior to the effective date of the software license agreement have been imputed. For fiscal years 2001, 2002 and 2003, we believe the handheld market experienced an overall decline caused by reduced growth in the handheld industry. For example, Palm revenues were $1.6 billion in fiscal year 2001, $1.0 billion in fiscal year 2002 and $0.9 billion in fiscal year 2003 as a result of lower average selling prices and lower unit shipments. If the software license agreement with Palm had been in place prior to December 3, 2001, our revenues would have shown a corresponding decline reflective of the market conditions and our reliance on revenues from Palm.

Third-party license and royalty revenues.    Third-party license and royalty revenues were $24.3 million in fiscal year 2001, $19.5 million in fiscal year 2002, and $18.4 million in fiscal year 2003, representing a decrease of 20% from fiscal year 2001 to 2002 and a decrease of 6% from fiscal year 2002 to 2003. License and royalty revenues from Handspring were $16.7 million in fiscal year 2001, $9.8 million in fiscal year 2002, and $6.2 million in fiscal year 2003. The decreases in license and royalty revenues from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 were principally due to lower royalties received from Handspring on royalties that are computed as a percentage of Handspring revenues from the sale of Palm Powered devices, offset by increased license fees from new license agreements.

Related party support and service revenues.    Related party support and service revenues were $0.2 million in fiscal year 2001, $1.0 million in fiscal year 2002, and $1.5 million in fiscal year 2003, representing an increase of 399% from fiscal year 2001 to 2002, and 48% from fiscal year 2002 to 2003. Support and service revenues from Palm were $0 million in fiscal year 2001, $0.8 million in fiscal year 2002, and $1.2 million in fiscal year 2003. Support and service revenues from Sony were $0.2 million in both fiscal years 2001 and 2002, and $0.3 million in fiscal year 2003. The increases from fiscal year 2001 and 2002 and from fiscal year 2002 to 2003 were primarily due to no Palm revenues being reported prior to December 3, 2001, the effective date of the software license agreement, compared to six months of Palm revenues reported in fiscal year 2002 and to the establishment of the professional services business during the fourth quarter of fiscal year 2002.

Third-party support and service revenues.    Third-party support and service revenues were $0.8 million in fiscal year 2001, $1.8 million in fiscal year 2002, and $4.5 million in fiscal year 2003, representing an increase of 135% from fiscal year 2001 to 2002, and 152% from fiscal year 2002 to 2003. The increases from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 were due to the increase in the number of new and existing licensees with maintenance and support agreements and the establishment of the professional services business during the fourth quarter of fiscal year 2002.

Cost of license and royalty revenues.    Cost of license and royalty revenues was $4.0 million in fiscal year 2001, $8.5 million in fiscal year 2002, and $7.5 million in fiscal year 2003, representing 15.2%, 18.9%, and 10.2% of total revenues, respectively. The increases in cost of license and royalty revenues from fiscal year 2001 to 2002 in absolute dollars and as a percentage of total revenues were primarily due to the increase of $2.8 million in amortization of purchased intangibles from the WeSync, peanutpress, and Be acquisitions. In addition, royalty payments to eBook content providers contributed to the increase in cost of license and royalty revenues by $0.6 million. The remaining increase in cost of license and royalty revenues was primarily due to additional royalty payments to new and existing third-party technology vendors. The decrease in cost of license and royalty revenues from fiscal year 2002 to 2003 in absolute dollars and as a percentage of total revenues was primarily due to a reduction of approximately $1.1 million in amortization of purchased intangibles as certain WeSync and Smartcode intangible assets became fully amortized, which was partially offset by the increase in royalty payments to new and existing third-party technology vendors.

Cost of support and service revenues.    The cost of service revenues varies by project, but is generally comparable for both third-party and related party service revenues. Cost of support and service revenues was $1.5 million in fiscal year 2001, $2.1 million in fiscal year 2002, and $2.7 million in fiscal year 2003, representing 5.6%, 4.7%, and 3.7% of total revenues, respectively. The increases in cost of support and service revenues in absolute dollars from fiscal year 2001 to 2002 was due to increased support and service personnel to support new licensees and approximately $0.3 million increased costs associated with the establishment of our professional services organization in the fourth quarter of 2002. The decrease as a percentage of total revenues from fiscal year 2001 to 2002 was due to the increase in total revenues in fiscal year 2002 compared to fiscal year 2001 and partially offset by increased personnel related costs. The increase in cost of support and service revenues in absolute dollars from fiscal year 2002 to 2003 was primarily due to approximately $0.6 million in costs associated with the growth of our professional services business. The decrease as a percentage of total revenues from fiscal year 2002 to 2003 was due to the increase in total revenues in fiscal year 2003.

Research and development expenses.    Research and development expenses were $55.9 million in fiscal year 2001, $49.6 million in fiscal year 2002, and $39.8 million in fiscal year 2003, representing a decrease of 11% from fiscal year 2001 to 2002 and a decrease of 20% from fiscal year 2002 to 2003. Research and development expenses as a percentage of total revenues were 213.0% in fiscal year 2001, 110.3% in fiscal year 2002, and 54.2% in fiscal year 2003. The decreases in research and development expenses in absolute dollars for all years were due to restructuring efforts effected to realign our resources with our business plan. The decrease in research and development expenses as a percentage of total revenues from fiscal year 2001 to 2002 was due to the approximately $6.4 million decline in research and development expenses and the increase in total revenues in fiscal year 2002 compared to fiscal year 2001, as revenues from Palm were not recorded until December 3, 2001, the effective date of the software license agreement. The decrease in research and development expenses as a percentage of total revenues from fiscal year 2002 to 2003 was due to the approximately $9.8 million decline in research and development expenses and the increase in total revenues in fiscal year 2003.

Sales and marketing expenses.    Sales and marketing expenses were $25.6 million in fiscal year 2001, $19.3 million in fiscal year 2002, and $17.2 million in fiscal year 2003, representing a decrease of 25% from fiscal year 2001 to 2002 and a decrease of 11% from fiscal year 2002 to 2003. Sales and marketing expenses as a percentage of total revenues were 97.5% in fiscal year 2001, 43.0% in fiscal year 2002, and 23.4% in fiscal year 2003. The decrease in absolute dollars from fiscal year 2001 to fiscal year 2002 was primarily due to a decrease of $2.9 million in costs allocated from Palm and a decrease of $2.3 million from downsizing our international operations. The decrease in absolute dollars from fiscal year 2002 to fiscal year 2003 was due to lower expenses incurred associated with the PalmSource developer conference. The cost of the PalmSource developer conference decreased approximately $2.7 million, from fiscal year 2002 to fiscal year 2003, due to a shift in format from a large global conference to lower cost regional conferences. The decreases in sales and marketing expenses as a percentage of total revenues were due to the above factors and the increase in total revenues from 2001 to 2002 and 2002 to 2003.

General and administrative expenses.    General and administrative expenses were $12.9 million in fiscal year 2001 and $12.8 million in both fiscal years 2002 and 2003, representing a decrease of 1% from fiscal year 2001 to 2002 and no change from fiscal year 2002 to 2003. General and administrative expenses as a percentage of total revenues were 49.0% in fiscal year 2001, 28.4% in fiscal year 2002, and 17.4% in fiscal year 2003. The decrease in general and administrative expenses as a percentage of total revenues from fiscal year 2001 to 2002 was due to an increase in total revenues in fiscal year 2002 compared to fiscal year 2001 as revenues from Palm were not recorded until December 3, 2001, the effective date of the software license agreement. The decrease in general and administrative expenses as a percentage of total revenues from fiscal year 2002 to 2003 was primarily due to an increase in total revenues in fiscal year 2003. We expect general and administrative expenses to increase as we establish our own, separate administrative functions, operate as a public company and negotiate new or revised agreements with various third parties as a separate, stand-alone company and as result of a stock-based compensation charge we will incur in connection with the issuance of our restricted stock on August 4, 2003. See the section titled “—Non-cash Compensation Charge.” These cost increases include additional expenses such as directors and officers insurance. In addition, we may not enjoy the benefits of economies of scale that were previously available to us as part of Palm.

Amortization of intangibles.    Amortization of intangibles consisting of amortization related to our acquisitions was $6.5 million in fiscal year 2001, $0.3 million in fiscal year 2002, and $0.4 million in fiscal year 2003. The decrease in amortization of intangibles from fiscal year 2001 to 2002 was due to the cessation of amortization of goodwill on adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” effective June 2, 2001. Goodwill amortization was $5.7 million in fiscal year 2001, whereas no goodwill was amortized in fiscal year 2002 due to the accounting change. The slight increase in amortization of intangibles from fiscal year 2002 to 2003 was primarily due to a full year’s amortization cost in fiscal year 2003 related to our acquisition of Be in November 2001. We expect a decline of approximately $0.2 million in amortization of intangibles from fiscal year 2003 to fiscal year 2004 as certain intangible assets become fully amortized.

Restructuring charges.    Restructuring charges principally consisted of workforce reductions, including severance, benefits, related expenses and facility closings. Restructuring charges were $2.2 million in fiscal year 2001, $2.0 million in fiscal year 2002 and $2.2 million in fiscal year 2003. The restructuring charges in fiscal year 2001 related to the implementation of a series of cost reduction actions in response to the economic slowdown. The restructuring charges primarily consisted of workforce reduction costs for severance, benefits and related costs and costs related to lease commitments for excess facilities. The restructuring charges in fiscal year 2002 consisted of an estimated loss on lease commitments for excess facilities, as well as workforce reduction costs primarily related to severance, benefits and related costs. The restructuring actions initiated in fiscal year 2002 have been completed. The restructuring charges in fiscal year 2003 were primarily workforce reduction costs for severance, benefits and related costs associated with a reduction of 60 regular employees. In accordance with SFAS No. 146, restructuring costs are recorded as incurred. Restructuring charges for employee workforce reductions are recorded upon employee notification for employees whose required continuing service period is 60 days or less. Headcount reductions from the fiscal year 2003 restructuring action are essentially complete and remaining costs are expected to be settled in fiscal year 2004, resulting in annual savings of approximately $9.6 million.

Separation costs.    Separation costs were $1.5 million in fiscal year 2001, $0.5 million in fiscal year 2002, and $5.0 million in fiscal year 2003. Separation costs in fiscal year 2001 consisted of costs related to Palm’s separation from 3Com based on the allocation methodology for Palm corporate expenses described in Note 13 of Notes to Combined and Consolidated Financial Statements. Separation costs in fiscal years 2002 and 2003 primarily consisted of costs related to the establishment of PalmSource as a separate independent company.

Purchased in-process technology.    Purchased in-process technology in fiscal year 2001 was a result of our acquisition of peanutpress. Approximately $0.2 million of the purchase price of peanutpress represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations. There was no purchased in-process technology in fiscal years 2002 and 2003.

Interest expense.    Interest expense was $0.1 million in fiscal year 2001, $0.3 million in fiscal year 2002, and $0.5 million in fiscal year 2003. The increase in interest expense from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 was primarily due to interest on our $20.0 million 2.48% note payable to Palm. Interest expense increased after the distribution date due to interest on the $15.0 million 5% convertible subordinated note issued to Texas Instruments, partially offset by the decrease in interest paid to Palm as a result of the contribution to our capital by Palm of the $20.0 million note payable to Palm that bore interest at 2.48%.

Interest and other income (expense), net.    Other income was $0.1 million in fiscal year 2001. Other expense was $0.4 million in fiscal year 2002 and $4.6 million in fiscal year 2003. The change in other income (expense) from fiscal year 2001 to 2002 was primarily due to $0.3 million paid to Palm for expenses relating to a $50.0 million bond posted by Palm pending resolution of the Xerox litigation and a $0.1 million increase in foreign currency fluctuations on realized gains and losses, partially offset by a $0.1 million increase in interest income as we established our own cash accounts subsequent to our separation from Palm in December 2001. The increase in other expense from fiscal years 2002 to 2003 was primarily due to a $3.2 million charge to write down an investment in a private equity security, which had been carried at cost and for which we determined the decline in value of our entire investment to $0.8 million to be other than temporary. The increase was also due to $1.3 million paid to Palm for expenses relating to a $50.0 million bond posted by Palm pending resolution of the Xerox litigation. The bond was released in April 2003.

Income tax provision.    Income tax provision was $9,000 in fiscal year 2001, $0.4 million in fiscal year 2002, and $2.4 million in fiscal year 2003. We incurred net operating losses for the three fiscal years and, as a result, we did not record a benefit for temporary differences and maintained a full valuation allowance. The increase in income tax provision from fiscal years 2002 to 2003 was primarily due to $2.0 million of foreign withholding taxes for which no credit is currently available against U.S. taxes due to our net loss position.

Quarterly Results of Operations

The following tables present our combined and condensed operating results for each of the six fiscal quarters for the period ended November 30, 2003. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited combined and condensed financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our combined and condensed financial statements and the notes to those statements included in this prospectus.

The combined and condensed financial statements have been derived from the unaudited consolidated financial statements and accounting records of Palm and reflect significant assumptions and allocations. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had it operated as a separate, stand-alone entity during the periods presented.

	Three Months Ended
	Aug. 31, 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003	Nov. 30, 2003
	(in thousands, except per share amounts)
Related party revenues	$10,349	$10,131	$18,929	$11,130	$10,486	$10,557
Third-party revenues	4,701	4,657	7,345	6,172	6,646	6,215

Total revenues	15,050	14,788	26,274	17,302	17,132	16,772
Cost of revenues	2,946	2,740	2,710	1,825	1,924	1,039

Gross margin	12,104	12,048	23,564	15,477	15,208	15,733

Total operating expenses	18,407	19,300	21,535	18,157	18,293	24,311
Net income (loss)	$(10,781)	$(8,273)	$734	$(3,440)	$(3,788)	$(9,123)

Basic and diluted net income (loss) per share attributable to common stockholders	$(1.08)	$(0.83)	$0.07	$(0.34)	$(0.38)	$(0.89)

Shares used in computing basic unaudited net income (loss) per common share	10,000	10,000	10,000	10,000	10,000	10,227

Shares used in computing diluted net income (loss) per common share	10,000	10,000	10,667	10,000	10,000	10,227

Generally, our licensees experience higher seasonal demand for their products during our second and third fiscal quarters. We believe that this seasonality is primarily the result of the winter holiday season. We report license and royalty revenues in the period information is reported by our licensees, generally in the month or quarter subsequent to the period of sale. In addition, certain licensees, including palmOne, satisfy the remaining amount of their yearly minimum commitments, if necessary, in our third fiscal quarter. Historically, these factors have resulted in a substantial increase in revenues for our third fiscal quarter as compared to other quarters in the fiscal year.

The increase in related party revenues from the three months ended November 30, 2002 to the three months ended February 28, 2003 was due to increased royalties from Palm due to higher seasonal demand for their products, a payment of $3.6 million from Palm as a result of Palm’s shortfall under its minimum annual commitment for the annual contractual period ending December 3, 2002, and royalties from Sony related to a business collaboration agreement and development agreement between PalmSource and Sony effective October 7, 2002. The decrease in cost of revenues from the three months ended August 31, 2003 to the three months ended November 30, 2003 was due primarily to a decrease in publisher royalties resulting from the sale of the Palm Digital Media product line in August 2003.

Liquidity and Capital Resources

Cash Flows

At November 30, 2003, we had cash and cash equivalents of $34.1 million, representing a decrease of $3.4 million from May 31, 2003. Net cash used for operating activities was $72.8 million in fiscal year 2001, $45.4 million in fiscal year 2002 and $8.9 million in fiscal year 2003, resulting primarily from our net losses. Net cash used for operating activities was $5.9 million for the six months ended November 30, 2002 and $9.2 million for the six months ended November 30, 2003. The increase in cash used for operating activities for the six months ended November 30, 2003 as compared to the six months ended November 30, 2002 was primarily due to an increase in accounts receivables from palmOne as higher revenues were reported in the current period compared to the prior period, and a decrease in deferred revenues as a result of higher amortization of deferred revenues than prepayment of revenues, offset by a transaction with PalmGear during the first quarter of fiscal year 2004 in which we received net proceeds in the six-month period ended November 30, 2003 of $3.3 million. Our arrangement with PalmGear was classified as deferred revenues, which is to be recognized ratably over the three-year term of the arrangement. Our net cash flows from operating activities have fluctuated significantly between periods, partially due to the timing and amount of upfront license fees and the timing of shortfall payments on minimums. If we are unable to obtain significant upfront fees or otherwise increase our revenues faster than our expenses, we may be unable to generate positive cash flows from operations in the future.

Net cash used for investing activities was $50.8 million in fiscal year 2001, $2.6 million in fiscal year 2002, $3.4 million in fiscal year 2003, $2.6 million for the six months ended November 30, 2002 and $0.3 million for the six months ended November 30, 2003. We have historically used cash for acquisitions of businesses with complementary technologies and for the purchase of property, plant and equipment. During the first half of fiscal year 2002, the increase in property and equipment was primarily due to tenant improvements and information technology infrastructure cost to relocate to our Sunnyvale facility. We anticipate capital expenditures for property, plant and equipment to be approximately $3.0 million in fiscal year 2004. We may use cash resources to pursue strategic acquisitions or investments in other companies that provide products and services that are complementary to ours.

Net cash provided by financing activities was $123.2 million in fiscal year 2001, $78.3 million in fiscal year 2002, $19.1 million in fiscal year 2003, $17.6 million for the six months ended November 30, 2002, and $6.0 million for the six months ended November 30, 2003. Historically, Palm has been our principal source of cash from financing activities. Since the separation of the Palm and PalmSource businesses, Palm has made net capital contributions and transfers to us of $47.9 million, consisting of capital contributions and transfers of $38.1 million in fiscal year 2002 reduced by a capital distribution and transfers of $1.4 million during fiscal year 2003 and net capital contributions and transfers of $11.2 million from the beginning of fiscal year 2004 through the distribution date, October 28, 2003, which is net of the $15.0 million 5% convertible subordinated note due 2006 to Texas Instruments. The note is convertible into our common stock. See the section titled “—The Convertible Note” below for a more detailed description of the note. Since the distribution, palmOne is no longer providing funds to finance our working capital or other cash requirements. Therefore, we may require or choose to obtain additional debt or equity financing in the future. In October 2002, we received an investment of $20.0 million from Sony Corporation for 3,333,333 shares of our Series A preferred stock at a purchase price of $6.00 per share, which automatically converted into 666,666 shares of our common stock at the time of the distribution.

Line of Credit

In October 2003, we entered into an agreement with Silicon Valley Bank for a $15.0 million revolving line of credit. Borrowings under the line of credit are to be repaid on or before October 10, 2005 and bear interest, at our option, at either the prime rate plus 1.75% per annum or LIBOR plus 4.75% per annum. Borrowings under the line of credit are collateralized by substantially all of our assets except for our intellectual property. There is a negative pledge for our intellectual property wherein, in the event we borrow under the line of credit, the intellectual property may not be used as collateral or otherwise pledged or encumbered. The agreement requires us to maintain certain non-financial and financial covenants, which require us to maintain minimum amounts of revenues, profitability, cash, and liquidity. At February 29, 2004, no borrowings were outstanding under the line of credit.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from uncertainties related to global economies. We believe that our current cash and cash equivalents, together with cash expected to be generated from operations, will be sufficient to satisfy our working capital, capital expenditures and operating expense requirements for the next 12 months. However, we may require or choose to obtain additional debt or equity financing in the future. We cannot assure you that financing, if needed, will be available on favorable terms, if at all. Any equity financing will dilute the ownership interests of our stockholders, and any debt financing may contain restrictive covenants.

The Convertible Note

In December 2001, Palm issued a $50.0 million 5% convertible subordinated note due 2006, or the original Palm note, to Texas Instruments. The original Palm note had a conversion price of $92.6316 per Palm share or a conversion rate of 10.79545 Palm shares per $1,000 of principal amount (in each case, after giving effect to Palm’s one-for-twenty reverse stock split, which was effective October 15, 2002).

In connection with the distribution, Palm and Texas Instruments agreed that the original Palm note would be divided into and replaced by two notes: one issued by Palm, or the new Palm note, and one issued by us, or the PalmSource note. Immediately following the distribution, the new Palm note was issued in the principal amount of $35.0 million and the PalmSource note was issued in the principal amount of $15.0 million. The new Palm note is convertible only into palmOne common stock and the PalmSource note is convertible only into our common stock. The conversion price of each of the two notes was set according to formulas agreed to by Palm and Texas Instruments. The conversion price of the PalmSource note is $119.54 per share or 125,481 shares of our common stock. Interest on the PalmSource note is payable semi-annually, in June and December. The $15.0 million principal amount of the PalmSource note is payable in December 2006, unless converted earlier into our common stock. For a description of the 5% convertible subordinated note, see the section titled “The Separation and Distribution—Amended and Restated Intercompany Loan Agreement.”

Commitments

Future payments under contractual obligations and other commercial commitments, as of November 30, 2003, were as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Operating Leases	$2.3	$1.8	$0.5	$—	$—
Third-Party Royalty Commitments	2.3	0.3	0.9	0.9	0.2
Long-Term Convertible Subordinated Note	15.0	—	15.0	—	—

Total Contractual Obligations	$19.6	$2.1	$16.4	$0.9	$0.2

Our facility leases are under noncancelable lease agreements. Our leases expire at various dates through September 2005.

In June 2002, we entered into two royalty agreements with third-party vendors for certain licensed technology, which include minimum commitments. In December 2003, one of these royalty agreements was renegotiated and the minimum commitment was eliminated. Future minimum commitments under these agreements are $0.1 million for the remaining six months of fiscal year 2004, $0.5 million in fiscal year 2005, $0.5 million in fiscal year 2006, $0.5 million in fiscal year 2007, $0.4 million in fiscal year 2008, and $0.3 million in fiscal year 2009.

In addition, we have certain payments due to palmOne under the business services and other agreements that we entered into with Palm, including indemnification of palmOne under the tax sharing agreement for, among other matters, any tax liability incurred by palmOne on account of the sale of our common stock in connection with the distribution (See Note 14 to the Combined and Consolidated Financial Statements).

Under the indemnification provisions of our standard software license agreements, we agree to defend the licensee against third-party claims asserting infringement by our products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the licensee.

We have agreements whereby we indemnify our executive officers and directors for certain events or occurrences while the executive officer or director is, or was, serving at our request in such capacity. The term of the indemnification period is for the executive officer’s or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, our directors and executive officers are currently covered under our director and officer insurance policy.

As part of our separation agreements, palmOne is required to indemnify us for certain damages that we may incur due to the Xerox litigation. If palmOne is not successful in the Xerox litigation and is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. In particular, pursuant to our separation agreements, if palmOne is required to pay Xerox, as a result of a judgment or in connection with a settlement, and fails to do so within 60 days after the entry of such judgment or the due date under such settlement, we will be required to pay any shortfall amounts. Any such payment by us does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us. Damages in patent litigation of this nature can be calculated in a variety of ways, and are subject to factual determinations. We cannot easily predict the amount of these damages, but if palmOne is not successful in the litigation, damages could be substantial. While we believe that there are adequate defenses to the claims made by Xerox, we cannot assure you that palmOne will be successful or that an adverse outcome will not significantly harm, our business, results of operations and financial condition would be significantly harmed, and we may be rendered insolvent. For further discussion, see the section titled “Business—Legal Proceedings.”

Effect of Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The adoption of EITF No. 00-21 impacted our financial position and results of operations as disclosed in Note 3, Acquisitions and Dispositions.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In general, a variable interest entity, or VIE, is a corporation, partnership, trust, or any other legal structure used for business purposes that either: (i) does not have equity investors with voting rights; or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both. The consolidation requirements of FIN No. 46 are effective immediately for VIEs created after January 31, 2003. The consolidation requirements for older VIEs are effective for financial statements of interim or annual periods beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 for older VIEs to the end of the first interim or annual period ending after December 15, 2003. Certain of the disclosure requirements are effective for all financial statements issued after January 31, 2003, regardless of when the VIE was established. The adoption of FIN No. 46 did not have a material impact on our financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. SFAS No. 149 also amends the definition of an underlying to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The adoption of SFAS No. 149 did not have an impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

Interest Rate Risk

We currently maintain an investment portfolio consisting mainly of cash equivalents. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase substantially. The primary objective of our investment activities is to maintain the safety of principal and preserve liquidity while maximizing yields without significantly increasing risk. This is accomplished by investing in marketable investment grade securities and by limiting exposure to any one issue or issuer. We do not use derivative financial instruments in our investment portfolio, and due to the nature of our investments, primarily debt securities with maturities of less than 90 days, an immediate and uniform increase in market interest rates by 10% from levels at November 30, 2003 would cause an immaterial decline in the fair value of our investment portfolio. We would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. Therefore, no quantitative tabular disclosures are required.

Equity Price Risk

We have a $4.0 million investment in a private company, which we valued at approximately $0.8 million as of November 30, 2003, due to decline in the value of the entity that we determined to be other than temporary. Investments in privately held companies are illiquid and inherently risky, as their technologies or products are typically in the early stages of development and may never materialize. We could experience further declines in the value of our investment or even lose the entire value of the investment.

THE SEPARATION AND DISTRIBUTION

Description of the Separation and Distribution

Effective as of the separation date, Palm and we entered into certain agreements to generally provide for the assignment by Palm of assets, and the assumption by us of liabilities, related to the business of licensing Palm OS. We refer to the business of licensing Palm OS as the PalmSource business. The purpose of the separation was to establish PalmSource as an independent company. In June 2003, Palm and we entered into additional agreements, some of which amended or amended and restated separation agreements previously entered into by the parties, and others of which further allocated assets and liabilities between Palm and us in light of circumstances existing at that time. On October 28, 2003, Palm distributed all of the outstanding shares of our common stock owned by Palm to its stockholders on a pro rata basis.

A summary description of the principal separation agreements that may still be relevant to us is set forth below. The following summary describes some of the provisions of the principal separation agreements, but the provisions of the separation agreements are complicated and not easily summarized. This summary may not contain all of the information about the separation agreements that is important to you. Each separation agreement has been incorporated as an exhibit to the registration statement of which this prospectus is a part, and is available to you upon request.

Amended and Restated Master Separation Agreement

The amended and restated master separation agreement, or master separation agreement, outlines the general terms and conditions of the separation of us from Palm and these matters were undertaken and completed. In addition, the agreement outlines future obligations of Palm and us related to the separation.

The Separation.    The separation was effected as of December 3, 2001. As of the effective date of the separation, Palm and we entered into additional ancillary agreements with each other that govern the transfer of assets and liabilities from Palm to us and the various relationships between Palm and us following the separation.

Covenants.    In addition to transferring control and ownership of various assets and liabilities from Palm to us, Palm and we agreed to exchange certain information and to limit the solicitation of each party’s employees through December 3, 2003.

Accounting Practices.    So long as Palm is required to consolidate our results of operations and financial position, we agreed to cooperate as appropriate to allow Palm to prepare its financial statements and other related matters. Palm agreed to provide us with all relevant information to enable us to prepare our financial statements and to grant our auditors access to Palm’s records.

Expenses.    Palm and we agreed to bear our respective costs and expenses incurred in connection with the separation, except that certain separation costs and expenses were allocated between Palm and us.

Dispute Resolution.    We agreed with Palm to the following procedures to settle any disputes under the separation agreements:

•	unless the dispute relates to confidentiality or intellectual property claims or if a delay in initiating litigation would cause serious and irreparable damage, Palm and we will each make a good faith effort to first resolve the dispute through informal negotiation;

•	then, through non-binding mediation; and

•	if these efforts fail, Palm and we may then submit the dispute to final, binding arbitration.

The other agreements between Palm and us relating to the separation generally contain similar dispute resolution provisions.

No Representations and Warranties.    Palm did not make any representations or warranties to us regarding:

•	the value of any asset that Palm transferred under the separation agreements;

•	whether there is a lien or encumbrance on any asset that Palm transferred under the separation agreements;

•	the absence of defenses or freedom from counterclaim with respect to any claim Palm transferred under the separation agreements; or

•	the legal sufficiency of any conveyance of title to any asset Palm transferred under the separation agreements.

Palm transferred the assets to us “as is,” which means that we bear the risk that a conveyance was insufficient to transfer the legal title of an asset free of any lien or encumbrance and without infringement of the rights of third parties.

General Assignment and Assumption Agreement

The general assignment and assumption agreement, as amended, or assignment agreement, identifies the assets and liabilities relating to the PalmSource business that Palm transferred to us and we accepted from Palm as part of the separation. This agreement also describes when and how the transfers occurred.

Asset Transfer.    Pursuant to the assignment agreement, Palm transferred the following assets to us:

•	all assets that were used primarily by the PalmSource business at December 3, 2001;

•	all rights of PalmSource and its subsidiaries under any of Palm’s insurance policies;

•	all contingent gains related primarily to the PalmSource business;

•	all contracts, agreements, leases, licenses, sales orders, purchase orders, instruments or other binding commitments primarily relating to the PalmSource business;

•	all outstanding stock, investments or similar interests of certain Palm subsidiaries;

•	all tangible property of the PalmSource business including workstation computers, printers and servers used by our employees; and

•	other specified assets.

Assumption of Liabilities.    Subject to Palm’s indemnification obligations to us under other separation agreements described below, the assignment agreement generally provided for the assumption of the following liabilities by us:

•	all liabilities relating to our business at December 3, 2001;

•	all liabilities, other than tax liabilities, whether arising before or after December 3, 2001 primarily relating to, arising out of or resulting from the operation of the PalmSource business and the operation of any business conducted by us at any time after December 3, 2001;

•	all liabilities primarily relating to, arising out of or resulting from assets that Palm transferred to us;

•	all contingent liabilities primarily related to the PalmSource business;

•	all liabilities arising out of terminated, divested or discontinued businesses and operations of our business; and

•	other specified liabilities.

Amended and Restated Software License Agreement

The amended and restated software license agreement, or software license agreement, entered into between Palm and us governs the license of the operating system software and additional applications from us to Palm.

Development and Distribution Licenses.    We granted to Palm a license to develop and distribute Palm Powered hardware products that use the operating system software as the primary operating system, and to distribute the operating system software and additional applications in object code form only, embedded into or bundled solely for use with those Palm Powered hardware products. We also granted to Palm a license to distribute updates, upgrades and new versions of the operating system software and certain additional applications in object code form only, on a stand-alone basis, solely to existing customers of Palm Powered hardware products that use the operating system software as the primary operating system.

Source Code Licenses.    The software license agreement provides for three mechanisms by which we provide Palm access and license rights to certain source code, subject to confidentiality obligations. Under the license agreement, we provide: (i) a copy of the source code for alpha, beta and gold master releases of the operating system software, which may be modified for error corrections and certain types of optimizations; and (ii) limited sets of modules of source code specified in source code attachments, which may be modified for the specific purpose identified in the attachment. In addition, the parties may enter into co-development agreements whereby we will grant controlled live access to source code under development for new versions of the operating system software.

Compatibility Testing Requirement and Changes to Test Criteria.    Under the license agreement, Palm Powered hardware products that use the licensed software may not be distributed unless the products have satisfied compatibility testing requirements. We will use reasonable discretion in determining the test criteria for new functionality and will follow a procedure to provide Palm with the test criteria, and to limit changes to the test criteria, in connection with alpha, beta and gold master releases of the operating system software. We retain broad discretion under the agreement to determine whether source code modifications made by Palm may be released and the test criteria that will apply to those modifications.

Source Code Escrow.    For applications licensed under the software license agreement where source code is not otherwise provided, we have deposited into escrow the source code for those applications and are required to deposit source code updates, upgrades and new versions. The escrow material will be released to Palm if: (i) we reject the software license agreement in bankruptcy; (ii) Microsoft acquires more than 50% of our voting equity; or (iii) we or our successor materially breaches our support or maintenance obligations, and (a) fails to cure 30 days after notice or (b) has materially breached the software license agreement at least three times in the preceding 12 months. Palm is granted a license to use the released escrow material to make error corrections.

Acquisition of PalmSource.    If Microsoft acquires more than 50% of our voting stock: (i) the minimum annual payment obligations of Palm under the software license agreement will cease to apply; (ii) the term of the software license agreement will be extended two years, with the royalty rate for the final contract year applying during the extension; (iii) the escrow material will be released to Palm as described above; and (iv) Palm will have a license to modify, for any purpose without restriction, the escrow material and the source code for releases of the operating system software licensed to Palm under the software license agreement. If a hardware competitor of Palm, as defined in the software license agreement, acquires more than 50% of our voting stock, the minimum annual payment obligations of Palm under the software license agreement will cease to apply and the term of the software license agreement will be extended two years, with the royalty rate for the final contract year applying during the extension. If an entity, other than those described above, acquires more than 50% of our voting stock, Palm will have the option of extending the software license agreement for two years, with the royalty rate and minimum annual payment obligations for Palm during the extension being the same as during the final contract year.

Sublicenses, Private Label Partners and Contractors.    Palm may sublicense its development and distribution rights under the software license agreement to its wholly-owned and majority- owned subsidiaries subject to prior agreement by Palm and us on a reasonable per unit minimum royalty to be applied to the majority-owned subsidiary. Royalties paid by majority-owned subsidiaries only count towards Palm’s minimum annual payments in proportion to Palm’s ownership interest.

Palm may permit private label partners to distribute Palm Powered hardware products supplied to the partner by Palm that use the operating system software as the primary operating system under the partner’s own label, provided that such products are versions of Palm’s standard hardware products and are supplied to the partners by Palm.

Palm may request the right to sublicense certain rights to third-party contractors for developing, manufacturing, testing and supporting Palm Powered hardware products that use the operating system software as its primary operating system. We will not unreasonably withhold approval of contractors, provided that no sublicensing shall be permitted unless and until expressly approved in writing by us. Palm may not permit a contractor to exercise these sublicense rights and also act as a distributor, other than a single contract manufacturer/distributor in Brazil that is permitted to do so due to local tax regulations.

Royalties.    The software license agreement also establishes fees for bundled sales and stand-alone sales of products with respect to the operating system software and additional applications, which fees are calculated based on percentages of net revenues and/or a per unit basis. In addition, Palm pays to us a non-refundable royalty of $6.0 million for the source code licenses for the period of June 4, 2003 to December 3, 2006, $2.0 million of which has been paid and $2.0 million of which is payable on each of June 4, 2004 and June 4, 2005.

Maintenance and Support Fees.    The software license agreement provides for annual maintenance and support fees through December 3, 2006 with respect to the operating system software and certain additional applications, subject to increase after the first contract year by up to 10% per year. Annual maintenance and support fees are approximately $0.6 million per year and are subject to reduction in some circumstances.

Minimum Annual Payment.    Palm is obligated to make a minimum annual payment of certain royalties and support and maintenance fees. If Palm does not reach the minimum annual payments required by the software license agreement in any contract year, Palm must make a payment equal to the amount of the shortfall. The royalty fee is 4.5%, 4.0%, 3.5% and 3.5% of net shipment revenues of Palm products which incorporate our software for each of the contract years ending December 3, 2003, 2004, 2005 and 2006, respectively. The minimum annual payment for contract year 2003 was $37.5 million, for contract year 2004 is $39.0 million, for contract year 2005 is $41.0 million and for contract year 2006 is $42.5 million, with each contract year ending on December 3.

Updates, Upgrades and New Versions.    We will deliver to Palm all updates, upgrades and new versions to the operating system software and certain additional applications, provided Palm has paid us the applicable maintenance and support fees.

Most Favored Licensee.    The following preference provisions are conditioned upon Palm’s continued obligation to pay the minimum annual payments under the software license agreement.

•	If we grant a most favored licensee clause to another licensee, Palm may amend the software license agreement to adopt the same clause for the same duration, but not longer than the termination or expiration date of the software license agreement, so long as Palm also agrees to any materially less favorable terms in the other licensee’s agreement.

•	If we make a new product generally available on our price list which is a PalmSource software application or operating system for handheld/mobile computing or communications devices, excluding any separate products or product lines of any third party that acquires or merges with us, we will make such product available to Palm. For 180 days after we first make the new product available to Palm, we must make the product available to Palm on pricing terms no less favorable than those that have been granted to any other licensee at similar volumes and under similar terms and conditions.

•	Palm’s license does not include some types of dual boot products. If we authorize a third party to distribute dual boot products that are competitive with Palm’s licensed products and that use the “Palm” trademark, upon Palm’s request we will reasonably negotiate with Palm for a license for the same type of product. If we authorize a third party to distribute such a product without authorizing the use of the “Palm” trademark, upon Palm’s request we will negotiate in good faith with Palm for 30 days regarding a license for the same type of product.

Proprietary Rights.    We own the operating system software and additional applications licensed under the software license agreement, and all derivative works and discrete modifications to such software and additional applications made by or for Palm, including modifications and extensions to the application program interface, or APIs, and applications that operate with operating system software through unpublished system APIs. We grant a license back to Palm under inventions and patents assigned by Palm to us in connection with those modifications. Subject to our ownership of these items, Palm owns the Palm Powered hardware products that use the operating system software as its primary operating system and Palm software. Palm also retains ownership of certain replacement fragments and independently developed applications that interact with the operating system software solely through published system APIs. Palm also covenants not to assert intellectual property rights retained by Palm that are embodied in whole or in part in its modifications, or certain replacement fragments and modules used with the operating system software.

Indemnification by PalmSource.    Except for the Xerox litigation described more fully in this prospectus and subject to the limitation on liability in the software license agreement, we agreed to defend Palm, and pay any settlements or damages awarded, for claims alleging that an unmodified production release of the licensed operating system software, additional applications, other than a specified e-mail product, end-user documentation or compatibility trademarks, as delivered, infringe: (i) patents in the United States and other specified countries; (ii) worldwide copyrights or trade-secrets; or (iii) registered trademark rights in the United States and other specified countries. If an injunction requires Palm to recall products from its own inventory or its own distribution channels, which products have not been sold to end-users, then we will indemnify Palm for its out-of-pocket costs for retrieving and re-working such products, up to the per unit royalty actually paid by Palm for such specific units recalled. If an injunction causes a shortfall against a minimum annual payment, that minimum annual payment will be reasonably reduced on a pro rata basis as reasonably adjusted for seasonality, if no other versions of the licensed operating system software or additional applications are available that would permit Palm to continue shipping products.

Indemnification by Palm.    Subject to the limitation on liability in the software license agreement, Palm agreed to defend us, and pay any settlements or damages awarded, for claims alleging that: (i) the Palm Powered hardware products that use the operating system software as its primary operating system, Palm software, or Palm trademarks infringe: (a) patents in the United States and other specified countries; (b) worldwide copyrights or trade-secrets; or (c) registered trademark rights in the United States and other specified countries; or (ii) certain developments to the operating system software made by Palm, or any Palm pre-existing material incorporated into those developments or our source code tree, infringe the copyrights or misappropriate the trade secrets of a third party. In addition, subject to the limitation on liability in the software license agreement, Palm will indemnify and defend us for claims for bodily injury, death and damage to tangible property as a result of the Palm Powered hardware products that use the operating system software as its primary operating system.

Limitation on Liability.    Except for each party’s indemnity obligations and breach of the confidentiality provisions, neither party is liable for any incidental, consequential, indirect, special or punitive damages, loss of revenues, or loss of business. Except for express payment obligations and breach by Palm of the scope or confidentiality obligations of the source code license, each party’s total cumulative liability under the software license agreement is limited to $50.0 million.

Assignability.    Each party may assign the software license agreement to a successor of all or substantially all of its stock or assets, except that the source code licenses will terminate upon an assignment by Palm. Most other assignments require consent from the other party. If a competitor of ours, as defined in the software license agreement, acquires more than a 50% interest in Palm, then the source code access and license provisions, provisions providing for customer technology briefings and the most favored licensee provisions terminate. If a competitor of Palm, as defined in the software license agreement, acquires more than a 50% interest in us, then provisions providing for customer technology briefings and sharing of customer data terminate. Upon Palm’s merger with Handspring: (i) Handspring products were included under the software license agreement as Palm Powered hardware products that use the operating system software as its primary operating system, and no further payments accrued under our operating system license agreement with Handspring; (ii) maintenance and support fees for the operating system software were increased to $600,000 annually; (iii) the existing Handspring source code attachment survived; and (iv) our operating system license agreement with Handspring was otherwise terminated.

Palm Digital Media.    Palm agreed to use good faith efforts to include a certain application related to our Palm Digital Media subsidiary in a Palm hardware product, and provide certain marketing services for that application. We agreed to supply upgrades and new versions of that application that are generally released by us to licensees free of charge. In connection with the sale of the Palm Digital Media product line to PalmGear on August 29, 2003, we assigned these rights and obligations to PalmGear.

Term and Termination.    The term of the software license agreement is five years, from December 3, 2001 until December 3, 2006. Each party has the right to terminate: (i) for certain bankruptcy-related events; and (ii) for material breach by the other party which remains uncured 30 days after notice, and which the parties are unable to resolve after an additional 30 days of good faith discussions. The software license agreement includes a wind-down period that varies depending on which party causes the termination. Except in the case of partial termination by us or a termination by Palm, Palm shall pay a pro rata portion of the minimum annual payment for the then current contract year, based on the percentage of the contract year for which the software license agreement was in effect prior to the effective date of termination and no further minimum annual payments will be due. In the event of a material breach by Palm that would entitle us to terminate the software license agreement, we may elect to terminate only a subset of the provisions under the software license agreement, including source code access, right to sublicense to private label partners or subsidiaries, and the most favored licensee clauses. In such case, Palm shall remain obligated to continue making all minimum annual payments remaining under the software license agreement and may continue to distribute the Palm Powered hardware products that use the operating system software as its primary operating system.

Side Letter.    There is a side letter to the software license agreement relating to indemnification which extends the intellectual property indemnity to additional countries and states that the parties will revisit royalty and maintenance fee provisions in the event a claim for infringement is settled by our taking on a royalty-bearing license with a third party.

SDIO License Agreement

Under the SDIO license agreement, Palm grants to us a license to use and distribute the SDIO software drivers in object code form for use with certain PalmSource products. SDIO is an acronym for secure digital input output. Palm also grants to us a license to create certain modifications of the SDIO software drivers in source code form, and to distribute such modifications in object code form.

If Palm makes modifications to the SDIO software drivers it must include the modifications in an update, upgrade or new version of the SDIO software drivers. Palm owns all rights in the SDIO software drivers. We or our sublicensees will own all rights in modifications made by or for us or our sublicensees, and we grant Palm a license to those modifications.

Except for breach of the license or confidentiality obligations, both parties disclaim consequential damages and each party’s liability is limited to $1.0 million under the SDIO license agreement. The SDIO license agreement is effective until November 26, 2007, and certain licenses survive the termination of the SDIO license agreement. We will pay, indemnify and hold Palm harmless from any tax liability arising from the SDIO License Agreement. Either party may assign the SDIO license agreement without restrictions to a purchaser of all or substantially all of the stock or assets of such party, provided that the assignee agrees to be bound by its terms.

Development Agreement

Under the development agreement, we grant to Palm a non-exclusive, royalty-free, non-transferable license to use the source code for the most recent versions of NetLib software, plug-ins for NetLib, and related network preference panels solely for the purpose of specified development services. Palm grants to us a non-exclusive, royalty-free, non-transferable license to use, modify, sublicense and sell any of the specified pre-existing materials of Palm that are delivered under the development agreement or which are necessary for utilization of the work product by us. Palm, which does not receive any compensation under the development agreement, is required to use reasonable commercial efforts to deliver the development services.

We and our licensors will own all work product delivered under the development agreement. Palm will own the specified pre-existing materials of Palm that are delivered under the development agreement or which are necessary for utilization of the work product by us and any modifications thereof made by us. Except for liability arising from confidentiality obligations, neither party is liable to the other for consequential or punitive damages. Palm has been granted the right to distribute the modifications created under the development agreement in object code form in connection with specified Palm models.

Amended and Restated Tax Sharing Agreement

The amended and restated tax sharing agreement, or the tax sharing agreement, sets forth the principal arrangements between palmOne and us regarding the filing of tax returns, the payment of taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides for the calculation of our tax liability as if we were a stand-alone corporation. This means that to the extent that we would have been liable for taxes on a stand-alone basis, we will pay palmOne for this tax liability.

Under the tax sharing agreement, palmOne is required to prepare and file all the consolidated palmOne federal income tax returns for taxable periods through the distribution date, including the final consolidated palmOne federal income tax return that includes us. We have the right to review and consent to any Palm and PalmSource consolidated return that includes us and that is filed after the distribution. In addition, palmOne has sole and complete authority to control and resolve all tax audits and other disputes relating to any Palm and PalmSource consolidated returns filed before or after the date of the distribution. However, palmOne may not enter into any dispute settlement that would materially increase our liability under the tax sharing agreement without our consent.

The tax sharing agreement also contains provisions requiring us to indemnify palmOne for, among other things: (i) all of our income taxes, including any increases in our stand-alone income tax liability for periods up to the distribution arising as a result of any amended return, audit or other dispute; (ii) any non-income taxes, including payroll and employee withholding taxes, attributable to us, including such taxes for periods up to the distribution; (iii) any transfer taxes incurred on the transfer of assets by Palm to us; and (iv) any tax liability incurred by palmOne on account of the sale of our common stock in connection with the distribution.

Amended and Restated Intercompany Loan Agreement

Under the amended and restated intercompany loan agreement, or the intercompany loan agreement, the $20.0 million principal amount due under the intercompany loan by us to Palm was forgiven as part of the distribution. In connection with the distribution, we issued a $15.0 million 5% convertible subordinated note due December 2006 to Texas Instruments, or the PalmSource note.

The maturity date of the PalmSource note is December 6, 2006 and interest is payable semi-annually on June 15 and December 15 each year at a per annum rate of 5%. The PalmSource note is subordinated to all of our senior indebtedness (including borrowed money, capitalized lease obligations and secured indebtedness). We may be required to repurchase the PalmSource note within 30 trading days of a change of control at a repurchase price equal to: (i) the amount of principal to be repurchased plus (ii) all accrued and unpaid interest to the date of repurchase. Under the PalmSource note, we may not consolidate with, merge with or sell all or substantially all of our assets to another entity, unless such entity is organized under the laws of the United States and such entity expressly agrees to assume our obligations under the PalmSource note. The PalmSource note includes events of default upon the occurrence of which the holder will have the right to accelerate all outstanding obligations, including all principal and accrued and unpaid interest. The events of default in the PalmSource note include the following (with certain cure periods): failure to make payments when due, breaches of covenants, breaches of representations and warranties, cross acceleration of indebtedness for money borrowed in excess of $10.0 million, voluntary and involuntary bankruptcy or insolvency proceedings and judgments in excess of $10.0 million. For a further description of the 5% convertible subordinated note including its conversion features, see the section titled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

Amended and Restated Indemnification and Insurance Matters Agreement

General Release of Pre-Distribution Claims.    Under the amended and restated indemnification and insurance matters agreement, or the indemnification and insurance agreement, Palm and we released each other from and agreed not to pursue any claim based on any liabilities arising from events occurring on or before the distribution date, including events occurring in connection with the activities to implement the separation of PalmSource from Palm and such distribution. The release, however, does not affect either Palm’s or our right to enforce the master separation agreement or any of the agreements ancillary to the master separation agreement.

Indemnification.    In general, we, with some exceptions, agree to indemnify Palm from all liabilities arising from:

•	the PalmSource business;

•	our liabilities;

•	any of our contracts; and

•	any breach by us of the master separation agreement or any ancillary agreement.

In general, Palm agrees, with some exceptions, to indemnify us from all liabilities arising from:

•	Palm’s business, other than the businesses transferred to us pursuant to the master separation agreement; and

•	any breach by Palm of the master separation agreement or any ancillary agreement.

Environmental Matters.    Palm agrees to indemnify us for, among other things, all liabilities arising from environmental conditions existing prior to the separation date at facilities transferred to us, or which arise out of operations occurring on or before the separation date at such facilities. Further, Palm agreed to indemnify us from all liabilities arising from environmental conditions existing, or caused by operations occurring at any time, whether before or after the separation date, at any Palm facility, unless caused by our operations on or after the separation date.

We agree to indemnify Palm from all liabilities arising: (i) from environmental conditions caused by operations on and after the separation date at any of the facilities transferred to us; (ii) from environmental conditions at our facilities arising from any contamination event that occurs on or after the separation date; and (iii) on any of our new facilities.

Xerox Litigation Agreement

The Xerox litigation agreement governs palmOne’s and our obligations with respect to the current patent litigation with Xerox. The agreement returns the responsibility for the defense and indemnity of the Xerox litigation from us back to palmOne. This responsibility was originally allocated to us as of the separation date, and we paid palmOne’s defense costs from that time through May 31, 2003.

Under the Xerox litigation agreement, palmOne assumed responsibility for managing the Xerox litigation, determining strategy and making most settlement decisions. palmOne has management control over the Xerox litigation, but the agreement prohibits palmOne from consenting to any judgment or settlement that would: (i) allow injunctive or declaratory relief to be ordered against us; (ii) require us to pay any future royalties or otherwise require us to make any payment that is not fully indemnified by palmOne; (iii) require us to license our intellectual property; or (iv) otherwise affect our business, financial condition or operations or those of our licensees in a material way.

Additionally, if any claim is brought against us or the Palm OS licensees alleging infringement of U.S. Patent No. 5,596,656, or the ‘656 patent, by covered versions of Palm OS, then palmOne also must manage the defense, bear the costs and pay the damages awarded or agreed to in settlement of such claim. Other than the Xerox litigation, however, the Xerox litigation agreement does not affect our obligation to indemnify palmOne for any other infringements under the operating system license between palmOne and us. The agreement also does not obligate Palm to assume obligations that we may have to our licensees other than defense and indemnity of a claim by Xerox related to the ‘656 patent and covered versions of Palm OS.

The Xerox litigation agreement obligates palmOne to bear the costs of the Xerox litigation that are incurred after June 1, 2003, not including the imputed costs of our personnel or of any independent advice we may choose to seek. palmOne also must pay the amount of any damages awarded in, or agreed to in settlement of, the Xerox litigation. In the event that any damages are not paid by palmOne within 60 days after the date of entry of a judgment or due date under a settlement agreement, we are obligated to pay any shortfall amounts. Any such payment by us does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us.

Master Technology Ownership and License Agreement

The master technology ownership and license agreement, as amended, or master technology agreement, allocates rights in non-patented intellectual property and data and provides for cross-licenses between Palm and us of some technology and data related to the Palm and PalmSource businesses. This agreement does not cover the licensing of Palm OS and other technologies that are covered in the software license agreement and the Elaine software license and services agreement.

In the master technology agreement, Palm assigns to us all right, title and interest in and to specific technology and data related to the PalmSource business, and a joint interest in data jointly owned by Palm and us.

We grant back to Palm, under our right to certain technology and data assigned to us, a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and non-transferable, except with our written consent, license, with right of sublicense, to use specified technology to, among other things, create and distribute Palm products and extract and re-utilize specified data, subject to obligations and restrictions. Palm grants to us, under Palm’s rights under the technology and data allocated to Palm, a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and non-transferable, except with Palm’s written consent, license, with right of sublicense, to use specified Palm technology to, among other things, create and distribute our products and extract and re-utilize specified data, subject to certain obligations and restrictions.

Under a letter agreement in conjunction with the master technology agreement, Palm and we provided each other with specified customer data. For a limited period of time, Palm and we are limited in the uses to which the data may be applied. For example, we may not use some of the customer data to promote products that compete with specified Palm products or to disparage any Palm hardware device. The master technology agreement does not obligate either party to disclose or provide to the other party licenses to improvements that it makes, whether to its own technology or to the other party’s technology licensed or assigned to it under this agreement.

Neither party may assign or transfer the master technology agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of a party’s business or assets, the party may assign the master technology agreement without the other party’s written consent, except that the licenses to certain technology and data granted by each party are assignable only with the other party’s written consent.

Master Confidential Disclosure Agreement

The master confidential disclosure agreement provides that Palm and we agree not to disclose confidential information of the other, except in certain circumstances, that was known prior to the separation or disclosed pursuant to the master separation agreement and related agreements, other than the software license agreement or the Elaine software license and services agreement, which contains separate confidentiality requirements, for as long as services are provided under the business services agreement. The confidentiality period is five years, except that, with respect to highly confidential information (such as source code), the confidentiality period is perpetual.

Palm and we each agree: (i) to protect each other’s confidential information; (ii) not to use such confidential information in violation of any use restriction in the master separation agreement and related agreements, but not the software license agreement or the Elaine software license and services agreement, which contain separate confidentiality requirements; and (iii) not to disclose without the other party’s prior written consent such confidential information except as may be expressly permitted in the master separation agreement, related agreements and any other agreements Palm and we enter into with each other. The non-disclosing party is able to use, but not disclose, residual information retained in the unaided memories of individuals who have had access to confidential information of the disclosing party.

Neither party may assign or transfer the master confidential disclosure agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of either party’s business or assets, such party may assign the master confidential disclosure agreement without the other party’s written consent.

Master Patent Ownership and License Agreement

The master patent ownership and license agreement, or master patent agreement, allocates rights relating to patents, patent applications and invention disclosures and provides for certain limited cross-licenses between Palm and us. Under the master patent agreement, Palm assigns to us all right, title and interest in and to specific patents, patent applications and invention disclosures related to the PalmSource business.

We granted to Palm, in connection with the patents, patent applications and invention disclosures assigned to us under the master patent agreement, a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and non-transferable, except in a permitted assignment of the master patent agreement, license, with limited right to grant sublicenses, to make, have made, use, lease, sell, offer for sale and import: (i) Palm computer hardware devices that incorporate Palm OS as the primary operating system in all fields of use; and (ii) all other Palm products in all fields of use except for the field of operating systems. Palm granted to us, in connection with the patents, patent applications and invention disclosures retained by Palm under the master patent agreement, a personal, irrevocable, nonexclusive, worldwide, fully-paid, royalty-free and non-transferable, except in a permitted assignment of the master patent agreement, license, with limited right of sublicense, to make, have made, use, lease, sell, offer for sale and import our products in all fields except the field of computer hardware.

Palm’s right to sublicense is limited to its subsidiaries and to third parties to make, have made, use, lease, sell, offer for sale and import Palm computer hardware devices that incorporate Palm OS as the primary operating system and other Palm products other than operating system software. Our right to sublicense is limited to our subsidiaries and licensees of Palm OS to make, have made, use, lease, sell, offer for sale and import their mobile and handheld device products that incorporate Palm OS as the primary operating system. Our right to sublicense such Palm patents to allow third parties to make, have made, use, lease, sell, offer for sale and import the products extends only to hardware features that are necessary to use Palm OS, and not to hardware features that are not necessary to use Palm OS.

Neither party may assign or transfer the master patent agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of either party’s business or assets, such party may assign the master patent agreement without the other party’s written consent.

Business Services Agreement

The business services agreement governs corporate support services that Palm agreed to provide to us following the separation date. Separate service level agreements under the business services agreement set forth details and additional terms of Palm’s provision of services, and each such service level agreement is deemed to extend the business services agreement with respect to the specific service to which the service level agreement relates if it specifies a completion date beyond the aforementioned one-year term. As of the date of this prospectus, services covered under the service level agreements have been substantially completed, except for tax-related services, including the filing of consolidated or combined tax returns with Palm for the period up to the date of distribution.

Strategic Collaboration Agreement

The strategic collaboration agreement provides for certain mutual exchanges of information between Palm and us and establishes a framework for conducting mutually agreed co-development projects. Palm and we agree to exchange information about our respective relevant business areas on a regular basis, subject to confidentiality and other obligations to third parties.

Palm is one of the two additional development partners permitted under PalmSource’s existing agreement with Sony. We must notify Palm, and provide Palm with a limited opportunity for good faith discussion, before engaging an additional licensee of Palm OS, other than Sony, in a joint development agreement for new versions of Palm OS where the development partner: (i) develops material portions of the source code for a new version of Palm OS; and (ii) has the right to access and modify all or substantially all of the Palm OS source code to execute the joint development project.

Until October 7, 2005, Palm and we are required to meet at the beginning of each contract year and draft a mutually agreed plan outlining potential areas of collaboration, with the objective of having at least one active collaboration project at any given time during the year. All co-development will be performed pursuant to a definitive written co-development agreement to be mutually agreed by the parties prior to the commencement of a given project.

The strategic collaboration agreement is coterminous with the software license agreement, subject to termination for certain bankruptcy events, or a material breach uncured 30 days after notice. In addition, we may terminate the strategic collaboration agreement if: (i) Palm no longer includes Palm OS as its primary operating system software for applicable handheld and phone products; (ii) there are no active collaboration projects for any six-month period; (iii) Palm incorporates into its handheld and phone products operating system software that directly competes with Palm OS and the total number of such products sold within any year is greater than 50% of the total number of Palm handheld and phone products incorporating Palm OS that are sold in that same year; (iv) royalty payments from Palm to us for Palm OS in any year fall below 20% of our total operating system royalty revenues from handheld products; (v) the total royalties paid by Palm to us fail to increase year-over-year; or (vi) Palm is acquired by one of our competitors.

Palm may terminate the strategic collaboration agreement if: (i) Palm no longer includes Palm OS as its primary operating system software for applicable handheld and phone products and Palm OS is no longer in the top three operating system products for applicable handheld and phone products in worldwide market share; or (ii) we are acquired by a Palm competitor.

Each party disclaims all warranties with respect to any information or materials provided under the strategic collaboration agreement. Each party’s total liability under the strategic collaboration agreement other than for breach of confidentiality will be capped at $3.0 million.

Neither party may assign the strategic collaboration agreement without the other party’s prior written consent, provided that either party may assign to the successor to all or substantially all of its business or assets relating to the Palm OS or Palm devices incorporating Palm OS as its primary operating system, as applicable. In the event of such a transfer, the non-assigning party will hold good faith discussions with the assignee whether to continue or terminate the strategic collaboration agreement, and if they do not agree to continue within 30 days, the strategic collaboration agreement will terminate.

Employee Matters Agreement

The employee matters agreement sets forth the principal arrangements between Palm and us with regard to our respective employees, employee compensation, employee benefit plans, programs and arrangements and other employment matters.

Assumption of Liabilities.    Effective as of the separation date, we generally assumed all liabilities relating to our employees to the extent such liabilities arose out of their employment with us and were based on facts occurring after the separation date. In addition, assets in the Palm employee benefit plans related to contributions made by us were transferred to our employee benefit plans.

Equity Compensation.    We did not assume Palm restricted stock or options to purchase Palm common stock held by our employees on the distribution date. However, certain employees received shares of our restricted stock as partial compensation for their forfeiture of unvested Palm options.

Retirement Plans, Welfare Plans and Other Benefits.    We have assumed sole responsibility for the administration of our employee benefit plans and for the employer-related costs required to establish and maintain such employee benefit plans.

Trademark Agreements

The use of trade names, trademarks, service marks and domain names that contain the word or letter string “palm” or “palmOne” are administered by Palm Trademark Holding Company, LLC, or Holding Company, a holding company established and owned by palmOne and us for the purpose of receiving, holding, maintaining, registering, enforcing and defending intellectual property. Holding Company’s administration of the intellectual property is governed by its operating agreement and by a trademark license agreement between Holding Company and each of palmOne and us.

Various facets of the operating structure of the Holding Company are described below. Based on its operating structure, the Holding Company arrangement is essentially a cost sharing mechanism between palmOne and us to administer the intellectual property rights attributed to the “Palm” trademark and, as a result, the adoption of FIN No. 46, Consolidation of Variable Interest Entities, did not have a material impact on either palmOne’s or our respective consolidated financial statements.

Administration of Trademarks Through Holding Company.    Under Holding Company’s operating agreement, palmOne and we contributed and assigned all Palm marks and palmOne marks respectively owned, registered, claimed or used by each of palmOne and us to Holding Company. Holding Company, among other things, administers such contributed marks and enhances and maintains the integrity of, and promotes the expansion of the value of and goodwill associated with such marks for the benefit of palmOne and us. Holding Company operates independently of palmOne and us, but palmOne owns 45% and we own 55% of Holding Company’s equity. Additionally, palmOne and we are each responsible for contributing funds to cover: (i) costs associated with certain of the marks, such as litigation and trademark prosecution expenses; and (ii) each of our respective share of Holding Company’s operating expenses, which shall be divided based on palmOne’s and our respective ownership interest in the Holding Company.

A board of directors initially consisting of three members—two appointed by us and one appointed by palmOne—oversees the operations of Holding Company. If we fail to contribute funds to cover our share of the costs and expenses of the Holding Company and palmOne elects to fund those expenses, the size of the board of directors may be increased such that palmOne may elect a majority of the directors until such time as we repay those expenses. The board of directors takes action by simple majority, except in the case of certain specified actions, such as the entry of Holding Company into a transaction with palmOne or us, which require approval of a supermajority of the board of directors, or in some cases, supermajority approval of the members of the Holding Company, palmOne and us. Some actions by the Holding Company specifically require the approval of either palmOne or us. The Holding Company board of directors appoints a brand manager who is responsible for administering the contributed intellectual property and identifying areas of potential conflict caused by requests or actions of palmOne and us. We nominate the brand manager, subject to palmOne’s approval. Disputes relating to the licensed marks or between palmOne and us will be subject to a dispute resolution process, whereby the parties must attempt to resolve the matter internally, and, if that fails, submit it to final and binding arbitration.

Trademark License Agreements.    Holding Company licenses the marks contributed by palmOne and us by entering into a trademark license agreement with each of palmOne and us. Under the trademark license agreement with us, Holding Company grants to us an exclusive, royalty-free and non-transferable license to use the Palm marks, other than palmOne and other marks using “palm” with any number, on or in connection with the PalmSource business and all products and services associated with its business, as an element in domain names and in connection with its corporate identity. This license, however, is subject to several restrictions. For example, we cannot use any Palm mark other than the Palm Powered mark or its successor mark on products that compete with palmOne’s, and we cannot use any corporate name comprising only “Palm” and a designation of entity status, that is an entity name historically used by Palm, that uses Palm and any number, or that has a space between the elements “palm” and “source.”

Under the trademark license agreement with palmOne, subject to certain restrictions, Holding Company grants to palmOne:

•	an exclusive, royalty-free and non-transferable license (subject to certain limited exceptions) to use the palmOne mark and domain name:

•	on mobile devices in which Palm OS is the primary platform;

•	on products that do not incorporate traditional personal information manager functionality;

•	on products that contain none of the elements of a computer platform;

•	on or in connection with dual boot devices, provided we license palmOne the right to use the PALM POWERED logo on or in connection with a dual boot device;

•	on software applications that run on Palm OS; and

•	on or in connection with related services and merchandising products;

•	an exclusive, royalty-free and non-transferable license to use the Palm.net domain name and mark in connection with wireless services for palmOne products and a supporting website until the earlier of May 31, 2005 or such time as Palm.net has fewer than 50,000 subscribers;

•	a non-exclusive, royalty-free and non-transferable license to use PALM STORE, PALM SOFTWARE CONNECTION, and the www.store.palm.com domain name in connection with online sales and information until August 31, 2005;

•	a non-exclusive, royalty-free and non-transferable license to use PALM CAFÉ in connection with sales services until January 31, 2005;

•	a non-exclusive, royalty-free and non-transferable license through May 31, 2006 to use the transition marks DESIGNED FOR PALM HANDHELDS and for certain limited purposes, PALM;

•	a non-exclusive, royalty-free and non-transferable license to use the BenMai marks in China, Hong Kong and Taiwan; and

•	an exclusive, royalty-free and non-transferable license to use the palmOne name as a corporate identifier.

Sublicensability.    Subject to some limitations, both palmOne and we may sublicense any of the marks licensed to us under the respective trademark license agreement, so long as any sublicensee complies with the same restrictions and quality control requirements applicable to palmOne or us, respectively. palmOne and we are responsible to Holding Company for ensuring that each of our respective sublicensees comply with such restrictions and requirements. Holding Company will not assess any royalty for sublicensing by either palmOne or us. In addition, palmOne and we are entitled to honor the terms of any existing licenses granted by either of us that relate to the Palm marks and predate the respective trademark license agreement.

The sublicense rights granted to palmOne and us in the trademark license agreements are subject to certain restrictions. For example, palmOne may not sublicense marks for use on products that compete with ours and we may not sublicense any Palm marks, other than the Palm Powered mark and any successor mark, for use on products that compete with palmOne’s.

Palm.com Website; Links.    Holding Company owns the palm.com site. After February 2004, the sole purpose of the palm.com site will be to redirect users to the websites of palmOne and PalmSource.

Trademark Prosecution.    Even though Holding Company owns all Palm marks, under the trademark license agreements, each of palmOne and us, subject to Holding Company’s responsibility to maintain the integrity, value and goodwill of the Palm marks, effectively directs prosecution of applications and maintenance of registrations for the marks we are each licensed by requesting that the brand manager implement palmOne’s or our instructions concerning such prosecution and maintenance.

palmOne and we are each responsible for all costs related to trademark prosecution and maintenance, and domain name registration, for our respective licensed marks. Additionally,

each of us must indemnify the other and Holding Company for liabilities resulting from uses of licensed marks by each of us or our respective sublicensees in jurisdictions or on or in connection with goods or services beyond the scope of then-existing applications or registrations, or palmOne’s or our filing of trademark applications for Palm marks.

Indemnification; Control Over Sublicensees.    palmOne and we are respectively obligated to indemnify Holding Company for liability incurred by Holding Company as a result of palmOne’s or our, and any respective sublicensee’s, use of the Palm marks or breach of the respective trademark license agreements. If a sublicensee of palmOne or us does not cure a breach within 30 days, that licensee must terminate the rights granted to the sublicensee.

Litigation.    Subject to the other’s right of participation discussed below, either we or palmOne can request that Holding Company enforce the Palm marks against third parties. Upon such a request, the brand manager will cause Holding Company to act as requested unless doing so would compromise the integrity of, value of or goodwill associated with the marks. In addition, if either we or palmOne learn of any actual, potential or threatened outgoing claims relating to a Palm mark, we or palmOne will promptly notify the brand manager, who will then promptly notify the other licensee.

When either palmOne or we initiate an action, the other can assert its right to exclusive or limited control, depending on which marks the action concerns. If an action concerns only a party’s licensed marks, then that party has the right to exclusive control of the action. In cases of limited control—such as when the action at hand concerns marks licensed to both palmOne and us—the other party’s instructions to the brand manager are subject to the consent of the party who has asserted its limited control rights. If either palmOne or we exercises exclusive control over a matter, palmOne or we, as applicable, will pay all costs related to the matter and will be entitled to all recoveries. If either we or palmOne asserts a right of limited participation, the party asserting the right will be responsible for 45% of all costs and entitled to 45% of all recoveries, while the party controlling the matter will be responsible for 55% of all costs and entitled to 55% of all recoveries. If a party elects to have limited participation in a matter, the controlling party cannot settle the matter without the consent of the participating party.

With respect to litigation matters initiated by third parties relating to a licensee’s, or its sublicensee’s, use of licensed marks, that licensee controls the claim. In addition, if Holding Company is a party to the claim regarding a licensed mark, that licensee is empowered to make requests to the brand manager regarding conduct and settlement of the claim. Both palmOne and we, however, have a right of limited defense in any actions initiated by third parties. If either palmOne or we assert its or our right of limited defense when an action is initiated against the other, then the other party’s decisions concerning the defense and possible settlement of the claim are subject to palmOne or our consent. The party asserting its right of limited defense shall pay 45% of all costs and expenses, and shall be entitled to 45% of all recoveries. The brand manager will act as requested unless doing so would compromise the integrity of, value of or goodwill associated with the marks. Subject to the other’s right of limited defense, the party whose use is at issue pays all costs and expenses, and is entitled to all recoveries, unless a court or tribunal allocates such costs, expenses and recoveries differently.

All actions existing as of December 2002 and listed on a schedule to the trademark license agreements shall be paid for by palmOne and are to remain under the exclusive control of palmOne, except that palmOne’s right to modify claims, appeal awards or judgments, or settle the existing actions is subject to our reasonable consent.

Term of Licenses; Termination.    The terms of the licenses granted under the trademark license agreements are perpetual. palmOne and we can terminate its or our respective trademark license agreement with 180 days’ notice. Holding Company cannot terminate any of the trademark agreements other than for cause. Holding Company can terminate palmOne’s trademark agreement for cause if palmOne fails to cure a material breach within 120 days of final determination of a material breach, if palmOne’s Palm OS license terminates, or if palmOne abandons the palmOne mark. Holding Company can terminate our trademark agreement for cause if we fail to cure a material breach within 120 days of final determination of a material breach, if we no longer develop or support Palm OS Software, or if we abandon the Palm marks.

Elaine Software License and Services Agreement

The Elaine software license and services agreement, or the Elaine software license, provides a license from us to palmOne to use and reproduce the Elaine server software to provide proxy services for Palm.net customers. The Elaine software license and services agreement provides for a non-exclusive, non-transferable and royalty-free license to palmOne for the Elaine software. palmOne is permitted to subcontract with a third party to provide the proxy services and is permitted to modify and prepare derivative works of the Elaine software source code and use and reproduce any such modifications and derivative works in object code form only.

palmOne is required to use commercially reasonable efforts to provide support and maintain the proxy services to third-party devices using Palm OS without charge to us. We provide support for the Elaine software and will deliver to palmOne any upgrades or updates to such software.

palmOne may cease providing the Palm.net service to customers during the term of the Elaine software license and services agreement, provided that it provides us with a copy of the then current Elaine software source code if palmOne has made changes to such code during the term of the Elaine software license and services agreement. We may request that palmOne install additional server equipment to run the Elaine software to expand third-party proxy services for our new licensees or our existing licensees who begin to use our new products, provided that we pay the incremental out-of-pocket costs of palmOne to support our new licensees.

If a competitor of ours acquires more than 50% of the voting stock of palmOne, palmOne’s license to create and use modifications to the Elaine source code terminates. If a competitor of palmOne acquires more than 50% of our voting stock, palmOne’s obligations to use commercially reasonable efforts to provide the proxy services to third parties will cease.

We will indemnify palmOne for infringement by the Elaine software of third-party intellectual property rights in specified jurisdictions. palmOne will indemnify us for palmOne’s willful or negligent failure to provide third-party proxy services, and for infringement caused by palmOne’s modifications to the Elaine software of third-party intellectual property rights in the United States and other jurisdictions. Neither party will be liable to the other in a cumulative amount exceeding $10.0 million under the Elaine software license and services agreement.

We consented to the assignment by palmOne of the Elaine software license and services agreement in connection with the sale of the assets relating to the Palm.net business, provided palmOne pays us a license fee equal to 10% of the net proceeds of the sale. The agreement is effective until June 3, 2006.

BUSINESS

Overview

We are a leading developer and licensor of platform software that enables mobile information devices. Our software platform consists of operating system software, or Palm OS, and software development tools. We have also enhanced our platform with applications such as personal information management software, web browsers and e-mail. A wide range of smart mobile devices incorporate our solutions, including personal digital assistants, or PDAs; smartphones; location-aware devices; entertainment devices; and industry-specific devices used in industries such as education, hospitality and healthcare. We license Palm OS to leading smart mobile information device manufacturers, including Founder Technology, Garmin, GSPDA, Kyocera, Lenovo (formerly known as Legend), palmOne, Samsung and Sony. Products using Palm OS, or Palm Powered products, have held the number one PDA market share position in each of the past six annual reports prepared by IDC, as measured in units sold.

Our primary product offering, Palm OS, provides a flexible platform that enables the creation of powerful, innovative and easy-to-use smart mobile devices. Historically, the majority of our licensees have developed PDAs and Palm OS has attracted a large and loyal following, with approximately 30 million Palm Powered products sold to date. We have begun to license Palm OS to smartphone manufacturers and intend to continue to build on our leadership position and experience in PDAs to become a leading licensor of platform software for smartphones and other next generation smart mobile products. There are approximately 300,000 third parties who have registered as developers to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications with whom we have a strategic relationship, there are currently more than 20,000 applications available for Palm Powered products. To promote our software platform, we provide professional services and support for our licensees and developers.

Industry Background

The Proliferation of Mobile Information Devices

For both professionals and individual consumers, it has become increasingly important to have personal and professional information such as addresses, calendars, to-do lists, customer information and other reference information close at hand and easily managed. As people have become increasingly mobile, the need for convenient, portable devices to store and manage information has grown rapidly. Traditionally, storing and managing personal and professional information was accomplished using paper-based products, and later, stand-alone portable computers or specialized electronic devices. These tools often are cumbersome, expensive, difficult to use and offer limited functionality. The invention of the pen-based PDA in the early 1990s provided consumers a more useful electronic option for holding and organizing information and allowed users to synchronize the information in the handheld device with information on a personal computer. As these products have continued to evolve, they have become less expensive, more intuitive and easier to operate, and consumers are using them much more. According to an IDC report dated December 2003, annual worldwide shipments of pen-based handheld devices are projected to increase from approximately 10.2 million units in 2003 to an estimated 11.9 million units in 2007, representing a 4% compound annual growth rate.

In addition, professionals and individual consumers increasingly need to communicate while mobile, as evidenced by the rapid adoption of mobile phones and PDAs throughout the world. In an effort to reduce the number of devices that they need to carry to stay connected to critical information, users have begun to adopt a new class of smart mobile devices that provide the combined functionality of mobile phones and traditional PDAs. According to the December 2003 IDC report, annual worldwide shipments of smartphones, which IDC refers to as “converged mobile devices,” are projected to increase from approximately 8.6 million units in 2003 to an estimated 72.4 million units in 2007, representing a 70% compound annual growth rate, and Palm OS is projected to power 9.0% of these devices by 2007. In addition, manufacturers are incorporating information capabilities into a wide range of other devices, including location-aware devices and other consumer products such as wristwatches and game devices.

While most mobile information devices historically have been purchased by individuals, continued pressure to raise productivity is causing enterprises to seek new ways to enable professionals and other workers to be more connected and more efficient in both traditional and non-traditional work settings. As a result, information technology managers are playing an increasing role in purchase decisions by setting standards for mobile computing within their organizations. Direct enterprise purchases of smart mobile devices are also expected to rise, driven in part by high interest in mobile e-mail.

The Needs and Preferences of Mobile Information Device Users, Mobile Information Device Manufacturers and Wireless Carriers

Mobile information device manufacturers face the significant challenge of developing products to appeal to a variety of customers with diverse needs, preferences and budgets. Consumers, from school-age children to retirees, are using mobile information devices for personal uses. Employees in a wide range of industries, from manufacturing to travel to health care, are using mobile information devices in lieu of traditional inventory, booking and other operational systems to perform a variety of work-related tasks. For example, many retail stores now use mobile information devices to locate and special order items for customers, rather than using traditional inventory and information systems. Professionals increasingly require devices with communications capabilities coupled with information management functions. In addition, enterprises have different needs than individuals, including a greater emphasis on security and integration with other systems.

Users demand that manufacturers create devices that are easy to use, reliable and interoperable with other productivity tools. Mobile information devices must operate quickly and efficiently, have long battery lives, support a broad set of powerful applications and allow users to retain data regardless of the device that they are using.

Mobile information device manufacturers have taken advantage of technological advances that already have led to substantial reductions in the size and weight of mobile information devices, as well as improvements in battery life, reliability, storage capacity and display quality. These changes fueled rapid growth in the PDA market for many years. However, we believe that to attract new customers and generate new upgrade sales, manufacturers will need to meet the needs and preferences of users by incorporating communications capabilities, Internet connectivity or multimedia capabilities into mobile information devices.

Due to the proliferation of mobile phone users and the highly competitive nature of the mobile phone service market, wireless operators are constantly seeking methods of attracting and retaining customers and generating additional revenues from users. Wireless operators work with mobile information device manufacturers to develop innovative mobile devices that offer user functionality that promotes consumer adoption and loyalty. In addition, in some cases wireless carriers are able to exploit new mobile device functionality, such as e-mail access and Internet connectivity, to derive additional revenues from users. We believe that mobile device manufacturers will have to continue to produce innovative products with enhanced functionality to meet the demands of wireless operators.

Limitations of Existing Software Solutions

Traditionally, mobile information device manufacturers have adopted one of two software approaches to meet the needs of their customers. Some manufacturers have chosen to license a relatively rigid software platform to offer a consistent user experience and get their products to market more rapidly. However, this platform constrains the way in which the devices can be used and limits the ability of device manufacturers to customize and differentiate their products. Others have attempted to design software for each device that can meet a customer’s precise specifications. However, this approach can be time-consuming and costly and requires users to learn different operating environments for each new type of device. Further, the resulting product generally is not interoperable with existing applications and is not likely to attract third-party application development since most software developers are looking to design applications that will run on the largest number of devices with the fewest modifications. We believe that device manufacturers, application developers and consumers prefer a software solution that offers a common user experience and a consistent platform, yet is easily customizable to meet the needs of a variety of end users.

Our Solution

We develop, license and support a leading software platform that enables mobile information device manufacturers to rapidly and efficiently create products that meet diverse customer needs. Our platform consists of Palm OS and software development tools, as well as applications such as personal information management applications, e-mail and web browsers that enable mobile information device manufacturers to develop products from our platform. We also provide professional services and product development support for our licensees. In addition, we have a large and loyal following of third-party developers building applications for our platform. Our solution has emerged as a highly flexible, efficient platform for mobile information devices. Key benefits of our solution are:

Flexible Platform that Enables Mass Customization.    Palm OS was designed for mobile information devices, for which ease of use, instant access to information, low power consumption and wireless capabilities are important design characteristics. As a result of this focus, the Palm OS architecture enables mobile information device manufacturers to develop a variety of products at a wide range of price points with the customized applications that their customers require. Palm OS is comprised of easily configurable components, which provide device manufacturers a high degree of design flexibility, enabling them to develop a wide variety of handheld systems, ranging from basic PDAs to high-end multimedia and game devices, smartphones, wristwatches and industrial handhelds. At the same time, Palm OS offers users a consistent operating experience and the ability to run a common set of applications on any Palm Powered device.

Intuitive and Familiar User Interface.    We designed Palm OS with a focus on productivity and ease of use, and we believe that the Palm Powered ingredient brand is associated with these attributes. From the first version of our software released in 1996 in the Palm Pilot, our designers have studied how mobile information devices are actually used and how to make devices simple and efficient to operate. We believe that Palm Powered products can more easily penetrate new markets because learning to use Palm OS does not require prior familiarity with

PC operating systems, which means users of Palm OS need less training to use their Palm Powered devices.

Efficiency, Performance and Reliability.    Palm OS has been designed to provide significant power and performance advantages over competitive solutions. These advantages include significantly lower operating system memory and processor requirements than competitive solutions. Device manufacturers that build products based on our platform can therefore achieve similar device features and functionality while lowering component cost beyond that achievable using competing operating systems. For example, a complete and fully featured version of our operating system will fit within a device as small as a wristwatch with as little as two megabytes of storage memory, while a comparable version of our closest competitor’s currently available offering would require sixteen megabytes of storage memory and a substantially larger device. In addition, our platform architecture is specifically designed to provide a highly reliable operating environment for mobile information devices. For example, our operating system is designed to cope with power loss and other unplanned events in a manner that will not compromise data.

Cooperative Development that Speeds Innovation.    We work with our licensees and other technology providers to speed the introduction of new and innovative products. We provide to our licensees support and professional services that enable them to bring products to market more quickly and effectively. As our licensees develop technology enhancements, the terms of our licensing and support agreements ensure that we maintain the right to include most of the broadly applicable technology advancements in future versions of Palm OS. This approach allows us to more rapidly develop next generations of Palm OS and make technology advancements available to the broader community of Palm OS licensees and their customers. For example, Sony recently developed next generation digital imaging capabilities for its Palm Powered Sony Clié, which we were able to incorporate back into Palm OS and make available to our licensees. We also have introduced the Palm OS Ready program, through which we license a subset of our software tool kit to a select number of industry-leading technology providers that supply components, such as processors and graphics chips, to mobile information device manufacturers. By having access to these tools, members of the program can customize their technology for Palm OS and subsequently sell those products directly to our licensees earlier in the design cycle. The objectives of the Palm OS Ready program and our cooperative development approach are a time-to-market advantage for our licensees and reduced support costs.

Extensive Community of Third-Party Developers and Applications.    The Palm OS platform has attracted a large and loyal following, with approximately 30 million Palm Powered devices sold to date. Our broad user base has also attracted a large community of third-party developers creating software applications, peripherals and accessories that increase the performance and functionality of Palm Powered devices. Approximately 300,000 third parties have registered as developers to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications, there are currently more than 20,000 applications available for Palm Powered devices. We make development tools available for our developer community, and we share select parts of the Palm OS source code to enable developers to optimize the interface of their applications with our software platform. We believe that the existence of these third-party software applications, peripherals and accessories increases the value to the end-user of Palm Powered devices and helps to expand the market for our licensees’ products and services.

Our Strategy

Our objective is to be a leading licensor of platform software for smartphone and other next generation smart mobile products. The key elements of our strategy to achieve this objective include the following:

Extend Our Success in PDAs to Smartphones and Other Next Generation Smart Mobile Products

Palm Powered products have held the number one PDA market share position in each of the past six annual reports prepared by IDC, as measured in units sold. We intend to continue to build on our leadership position and experience in PDAs to become the leading licensor of a software platform for smartphones and other next generation smart mobile products. By working in a number of emerging product categories, we intend to increase our overall market opportunity and reduce our dependence on any given industry.

Increase Penetration of Palm Powered Products in the Enterprise

We intend to facilitate greater adoption of Palm Powered products by enterprise customers. To increase our overall presence in the enterprise, we will continue to target market-leading device manufacturers as new licensees and develop software features attractive to both end-users and the decision makers responsible for the deployment of mobile information devices throughout the enterprise. For example, Palm OS 6, released to licensees in December 2003, features enhanced security, integration and performance features that further enable enterprise solutions. In addition, we plan to continue to work with leading enterprise solutions, applications and service providers, such as IBM and Novell, to provide business-critical solutions that enable handheld computing in the enterprise. In December 2003, we announced that we entered into a joint software development agreement with RIM to create a BlackBerry connectivity solution for Palm OS licensees that we expect to release in the second half of 2004. We anticipate negotiating a technology distribution agreement for the BlackBerry connectivity solution on Palm OS at a future date.

Expand Internationally

Our licensees sell Palm Powered products in approximately 60 countries. We intend to expand our international presence by targeting countries with large populations and propensities for adopting new technologies. For example, we have developed a version of Palm OS that supports simplified Chinese character sets, and our licensee Lenovo recently launched devices using that version. We intend to aggressively pursue licensees that are well positioned to capitalize on these emerging opportunities and encourage our developer community to focus on providing solutions for these regions.

Pursue Additional Opportunities in Vertical Industries

We believe that Palm OS is particularly well suited to meet the demands of licensees, technology providers and application developers in a number of vertical industries. For example, Symbol Technologies recently introduced a Palm Powered industrial device used by rental car companies to remotely process rental car returns, AlphaSmart recently introduced a Palm Powered word processor and productivity device targeted at the K-12 education market, Garmin recently introduced a Palm Powered location-aware device and Tapwave has developed and commenced shipment of next generation game devices based on Palm OS. We plan to continue to identify new industries that will benefit from deploying specialized mobile information devices with an operating system that is both intuitive to use and powerful enough to satisfy end-user requirements without compromising the battery life or size of the device.

Continue to Extend Our Technological Advantages

We believe that the performance and flexibility of our software architecture represent significant competitive advantages. We plan to continue to invest in research and development to further these competitive advantages. Additionally, under our licensing arrangements, we have the right to incorporate broadly applicable technology advancements that our licensees develop into future versions of our operating system. We also intend to continue to build upon the technology advances of our licensees to extend our technological advantage relative to our competitors. For example, by supporting an industry leading level of interoperability, we provide the ability to seamlessly migrate applications across various hardware platforms provided by multiple device manufacturers.

Continue to Grow and Support Our Developer Community

We believe that the Palm Powered ingredient brand has become a symbol for quality, ease of use, and elegant simplicity in the mobile information device industry. This brand identity has enabled us to create a large and loyal user base worldwide that represents an attractive opportunity for our global developer community. We intend to continue to invest in the tools, marketing, and programs offered to our developers so that we may continue to offer a wide selection of applications to our licensees and the end-users of Palm Powered products. As we continue to evolve our platform, we intend to maintain the compatibility, tools and support necessary for a large number of applications to continue to be available to our users. We believe the availability of a wide selection of Palm OS applications is important to attracting and retaining loyal end users.

Products

Palm OS

We license to our customers a product development kit, or PDK, that enables them to build a version of Palm OS specifically tailored to their products. The PDK includes the operating system and supporting technology components, such as applications and tools, and reference materials, which are the foundation for Palm Powered devices manufactured by our licensees. We allow licensees to customize the platform and applications, including through limited access to source code. Palm OS has been optimized for mobile information devices, for which instant access to information, low power consumption and wireless capabilities are critical.

Palm OS consists of several components:

•	a kernel, which is a core of software that resides in memory and performs basic and essential operating system tasks. The kernel is separated from the hardware layer by an abstraction layer that we provide to hardware partners to make it easier to port to new hardware architectures;

•	software that performs critical functions such as data management, communications, power management, telephony call management, pen input, graphics and other capabilities;

•	Palm OS user interface, which enables users to interact with a Palm Powered device in a consistent, simple and efficient manner using common input methods such as buttons, a stylus, a keyboard or voice;

•	a compatibility layer that allows the majority of existing applications that were written for older versions of Palm OS to run on the newest version of Palm OS;

•	a collection of application programming interfaces, or APIs, that allow licensees, application developers and other technology providers to develop solutions for Palm Powered devices;

•	HotSync data synchronization technology, which enables a mobile information device to synchronize information with personal computers or enterprise databases; and

•	localized versions of Palm OS for English, French, Italian, Spanish, German, Japanese, and most recently simplified Chinese.

We currently offer two versions of Palm OS, Palm OS 5, which we now market under the name of Palm OS Garnet, and Palm OS 6, which we now market under the name of Palm OS Cobalt, each designed from the beginning for smart mobile devices. Palm OS 5 brought among other features, a port to the ARM processor family, increased performance, end-to-end security for both the device and network, multimedia and integrated communications to the platform. Palm OS 5 can run in a very small memory footprint on most ARM-based microprocessors and is targeted for mainstream personal digital assistants. We have designed Palm OS 5 to run applications that were written for prior versions of our operating system. The first products using Palm OS 5 shipped in October 2002.

Palm OS 6 is an extensive redesign of Palm OS including a full multi-tasking, multi-threaded architecture and introduces a framework construct for multimedia, security, messaging and device management. This framework allows our licensees and developers to extend the platform functionality to address their specific product needs by writing plug-in modules for each specific function. In addition, the communication architecture has been redesigned to make it easier to implement communication-centric solutions like phones and wireless devices. Palm OS 6 also runs on most ARM-based microprocessors and is first targeted at multimedia and enterprise smart mobile devices including smartphones. As with Palm OS 5, we have designed Palm OS 6 to run applications designed for previous versions of the operating system. We delivered Palm OS 6 to licensees in December 2003 and, based on prior Palm OS introductions, we expect licensees to ship products based on Palm OS 6 by mid-2004.

Applications and Other Products

We offer a number of applications and other products that our licensees can incorporate into Palm Powered products. These include:

•	familiar personal information management, or PIM, applications, including Date Book, Address Book, and To Do List. These applications support synchronization with Microsoft Outlook via third-party solutions to ensure that the data on a user’s personal computer is consistent with the data on the user’s smart mobile device;

•	a number of utilities and smaller applications for Palm OS, including the launcher, a customizable program that shows the applications loaded on a device; a preferences utility that enables the setting of the key settings and preferences for a device; and a simple calculator and Memo Pad for taking quick notes;

•	Palm Desktop, an application that resides on the user’s personal computer and allows for access to the PIM information. The Palm Desktop also controls our HotSync functions that can synchronize commonly used data on the PC with the user’s device. This function is also used to add new applications to a user’s smart mobile device;

•	Mobile Mail, an e-mail application that incorporates popular e-mail protocols and is interoperable with Microsoft Exchange and other messaging servers;

•	Web Browser, an application that supports standard industry protocols and software languages for Internet access; and

•	Palm Reader, a software application that enables published content to be read on Palm Powered devices, PocketPC devices and desktop computers.

In addition, we offer a number of sample applications as examples for our customers and developers to use as a starting point for creating their own customized solutions.

We also released Bluetooth support for Palm OS in Spring 2002. Bluetooth is an industry standard local area networking technology used to enable devices within a short range of each other to communicate and interoperate with one another. A common application for this technology with our licensees is to facilitate wireless communication between a handheld and a separate mobile phone.

Tools

We provide a comprehensive suite of tools to our customers and developers that enable them to create powerful applications customized for their product offerings. We believe our suite of tools speeds the introduction of new and innovative products and provides our licensees with a time-to-market advantage. These tools include SDKs for Palm OS 5, Palm OS 6 and Palm Desktop, Palm OS Simulator, Palm OS Emulator and the conduit development kit.

The Palm OS SDK is a set of libraries and headers for building applications for Palm Powered handhelds. The Palm OS SDK includes a number of sample applications, including the PIM applications, for developers to use as a starting point for development.

The Palm Desktop SDK includes the tools necessary for OEMs and original device manufacturers, or ODMs, to customize the Palm Desktop for their products, including extending the Palm Desktop feature set and adding helper applications for showing photos or synchronizing music libraries.

The Palm OS Emulator is software that emulates the hardware of the various models of Palm Powered handhelds for writing, testing and debugging applications.

The Palm OS Simulator is Palm OS running in a Windows environment and is available to test and debug applications on Palm OS and to test for compatibility.

The conduit development kit includes the libraries and header files necessary to develop HotSync conduits for Palm Desktop and allows our customers and developers to enable applications to communicate with the desktop to provide a synchronized data set on both devices.

Customers

The following table sets forth our licensees who were actively shipping or developing Palm Powered products as of December 31, 2003, the type of device they have developed or are developing incorporating Palm OS and the target markets for their Palm Powered products. This list does not include parties who have licensed Palm OS but are not currently developing or shipping products that incorporate Palm OS.

Licensee	Device Category	Target Market
Aceeca	Industrial measurement device	Vertical industry

AlphaSmart	Word processor and productivity devices with full keyboard and landscape screen	Educational market, primarily kindergarten through grade 12

Fossil	Branded and private label wristwatches	Consumer retail

Founder Technology	eBook readers	China

Garmin	Handheld GPS devices	GPS and location-aware services for consumer products

GSPDA	PDAs and smartphones	Asia, Europe, Middle East, North America

HuneTec Co., Ltd.	Two-way messaging devices	Consumer and enterprise

Kyocera	Smartphones	Consumer and enterprise

Lenovo (formerly known as Legend)	PDAs	China

palmOne	PDAs and smartphones	Consumer and enterprise

PerComm	Two-way messaging devices and smartphones	Consumer and enterprise

Samsung	Smartphones	Consumer

Sony	PDAs	Entertainment management with enhanced multimedia

Symbol	Vertical industry devices	Vertical industries, including hospitality, healthcare, transportation and retail

Tapwave	Game device	Entertainment market

Individual customers that accounted for 10% or more of total revenues for the fiscal year ended May 31, 2003 and the six months ended November 30, 2003 were Palm and Sony.

Strategic Relationships

We have forged strategic relationships with several technology providers through the Palm OS Ready program. Through this program, we license a subset of our toolkits to a select number of industry leading component manufacturers. By having access to these tools, these manufacturers can invest in the development and tuning of their technology for Palm OS and can subsequently sell those products directly to our licensees. The objective is a time-to-market advantage and reduced support costs for our mutual customers. Palm OS Ready partners currently include ATI Technologies, Inc., Intel Corporation, Motorola, Inc., Samsung and Texas Instruments.

In addition, we have a number of other strategic relationships to further our overall business. In December 2003, we announced a joint software development agreement with RIM to create a BlackBerry connectivity solution for Palm OS licensees that we expect to release in the second half of 2004. This solution will be designed to provide Palm OS licensees the ability to connect their Palm Powered wireless handhelds and smartphones to the BlackBerry Enterprise Server, the push-based wireless architecture and infrastructure used by enterprises and the BlackBerry Web Client, the wireless Internet e-mail service for individuals and small businesses that does not require server software. We anticipate negotiating a technology distribution agreement for the BlackBerry connectivity solution on Palm OS at a future date.

Developer Community

The combination of our large user base and the architecture of Palm OS has attracted a large and growing community of third-party developers. This community has created a broad selection of software applications that allow further customization of Palm Powered products by the end user. There are approximately 300,000 third parties who have registered as developers to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications, there are currently more than 20,000 applications available for Palm Powered products in a broad range of categories, including web browsers, e-mail and Internet communications, sales force and field automation, personal productivity, groupware, financial management and games.

We have over 94,000 registered developers developing enterprise applications. These developers include system integrators, enterprise independent software vendors, and corporate in-house developers.

We also provide a range of marketing and co-marketing programs to our developer community to facilitate the development applications that extend the Palm OS platform. These programs include marketing efforts such as print, online, public relations and events. We also host regional developer conferences in North America, Europe and Asia with the intent to facilitate communication between our engineering team and our key developers. We held developer conferences in China in December 2002 and 2003, and we held our first European developer conference in Germany in September 2003.

Online Store

We operate an online software store that is accessed via our home web page and also via a link from www.palm.com. The infrastructure that powers the store is managed by a separate company called PalmGear, which manages the relationship with the individual developers. In addition, PalmGear is responsible for fulfilling and managing the e-commerce portion of the store. For each software title purchased, we, PalmGear and the developer each receive a portion of the total purchase price. Periodically, we send e-mails to our customer base notifying them of promotions or information about the store. The purpose of these e-mails is to continue to inform our customer base and drive traffic to the site.

Sales and Marketing

We license and market our products and services primarily through our direct sales force and marketing team. For further discussion regarding geographic information, see Note 16 of Notes to Combined and Consolidated Financial Statements. Our sales activities are focused on developing relationships with potential licensees through our direct sales force, which is located in the United States, France, Hong Kong and Japan. As of December 31, 2003, we employed 17 sales professionals, a majority of whom are in the United States.

Our direct sales force targets customers who we believe will expand the market for our Palm Powered devices. Our sales cycle can be a lengthy process, spanning 12 months or longer depending on the size of the licensee and the complexity of the solution. In targeting potential licensees, we consider a partner’s brand identity, distribution channels and technical capabilities. We typically focus on large, well-established device manufacturers and distributors and have recently begun to explore new markets with licensees such as AlphaSmart, Fossil, Founder Technology, Garmin, GSPDA, HuneTec, Lenovo and Tapwave.

Our marketing team promotes our company, our licensees’ products and our developer’s applications through global marketing and co-marketing programs. These marketing efforts are designed to create demand for Palm Powered devices and applications, to educate the market and create awareness for the Palm OS value proposition in key market segments and to re-position and strengthen the Palm Powered ingredient brand worldwide. Our licensees are generally required to include the Palm Powered ingredient brand in their mass-media and targeted advertising. In addition, we conduct public relations efforts and market our products at industry tradeshows and on our website. We also receive extensive feedback from the end users of Palm Powered products and the third-party developer community through market research.

Support and Services

We provide a variety of support and professional services to our licensees and third-party developers designed to accelerate the development and proliferation of Palm Powered products and customized third-party applications. We provide both direct development support and professional services to our licensees and professional services to third-party developers.

Our licensee support programs generally provide three types of maintenance and support: an annual program that is tied to a specific master Palm OS license agreement, a Palm OS Ready partner support program and a custom support program. Maintenance updates are included with the first two programs, but are billed separately when associated with a custom support program. As part of the maintenance agreement, licensees generally also receive updated versions of the Palm OS software that are available as part of the Palm OS PDK. Our licensee support also consists of issue resolution and post-development support to address issues escalated by our licensees after a product has been shipped by our licensee.

Licensees may also purchase professional services from us for assistance in the design and development of their products, custom development of applications or system software and education and training of the licensee on our platform and tools.

Third-party developers may purchase project-level support from our professional services organization, or alternatively, may purchase per-incident support from our developer services organization. We also provide online support, training and development tools for our developer community through our developer support programs.

Our licensee support, developer services and professional services organizations consisted of 10 employees as of December 31, 2003. These employees are supplemented by our internal engineering organization and a network of sub-contractors to our professional services team for expertise in specific markets or technologies.

Research and Development

Our research and product development efforts are focused on enhancing the available features and functions of the Palm OS PDK, including improving its capability and efficiency. These enhancements are intended to reduce time-to-market for our licensees. In addition, we work with licensees and third-party developers to increase the proliferation of Palm OS-based solutions. We supplement our research and development efforts with our licensing strategy, which specifies that our licensees contribute their broadly applicable derivative development works and give us the rights to include these works back into the Palm OS platform. We believe that our success will depend, in part, on our ability to develop and introduce new versions of the Palm OS platform that continue to address the rapidly expanding needs of the mobile information device market. In the past, we have made, and we intend to continue to make, significant investments in research and development in response to the fluctuations of market conditions and economic trends. As of December 31, 2003, we had 190 employees engaged in engineering and product development activities.

Competition

Competition in the market for platform software for mobile information devices is intense and characterized by rapid change and complex technology. We compete primarily with Microsoft and Symbian. Microsoft offers several operating systems focused on markets in which we compete, including handheld devices and voice-enabled handhelds or communication devices. Symbian offers an operating system that is predominantly being utilized today by Nokia and Sony Ericsson for smartphones. Palm OS also competes with the proprietary operating systems of other companies, including the proprietary systems of our potential licensees. In addition, we anticipate increased competition from alternative operating systems, such as Linux and Java for handheld devices.

We believe that the principal competitive factors affecting the market for platform software that runs on mobile information devices are the architecture of the operating system, technological features and capabilities of the operating system, number and quality of third-party applications available for use on the operating system, overall number of end users, the ability to efficiently develop compatible applications, price, customer ease of use, interoperability between different hardware platform devices and flexible licensing terms. We believe that we compete favorably due to our large and loyal base of customers using Palm Powered products, the architecture of Palm OS that may be adapted across multiple device platforms in a way that some of our competitors’ products cannot, large number of third-party developers and software applications available for Palm OS and our brand recognition.

Intellectual Property

We rely on and benefit from a portfolio of intellectual property. We currently have numerous patents issued in the United States and abroad, and numerous U.S. and foreign patent applications pending. Our issued patents expire anywhere from July 2014 to September 2020. Palm Trademark Holding Company has over 25 trademark registrations and several pending applications in the United States for trademarks associated with the business of PalmSource. Abroad, it has over 250 issued trademark registrations and numerous pending applications, most of which are intended for exclusive use by PalmSource in its businesses. Subject to certain restrictions, we have an exclusive license from Palm Trademark Holding Company to use “Palm” marks, other than palmOne and certain transition marks, in connection with our business, including various usages of Palm, PalmSource, Palm OS, the Palm logo, Palm Powered and Palm Computing. We also have 11 of our own trademarks registered in the United States. Abroad, we have 46 trademark registrations and several pending applications. We, including through Palm Trademark Holding Company, are working to increase and enforce our rights in the PalmSource trademark portfolio, the protection of which is important to our reputation and branding. See the section titled “The Separation and Distribution—Trademark Agreements.” We also own copyrights relating to our software development applications including HotSync Manager, Palm OS and other software.

We also license technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from parties with specific expertise is an effective means of expanding the features and functionality of our products.

We rely on a combination of patent, trademark, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights. While we rely on these methods to protect our intellectual property, we also believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

Employees

As of December 31, 2003, we had a total of 294 employees, of which 10 were in support and service, 190 were in engineering and product development, 59 were in sales and marketing and 35 were in finance, administration and operations. Our future performance depends, in significant part, on our ability to attract new personnel and retain existing personnel in key areas including engineering and sales. We consider our relationship with our employees to be good.

Properties

In 2002, we entered into a lease, which terminates on February 28, 2005, but which has an option to renew for three years, for premises in Sunnyvale, California for a total of 88,096 square feet. We also lease a development facility in Montpellier, France and lease sales offices internationally. We believe that our existing facilities are adequate for our current needs and anticipated growth.

Legal Proceedings

On February 9, 2004, a suit was filed in the United States District Court for the Northern District of California naming us as a defendant. The case is captioned E-Pass Technologies, Inc. v. palmOne, Inc., PalmSource, Inc. and Handspring, Inc., Case No. C04-0528. The case alleges that the three defendants have engaged in willful infringement, both direct and contributory, of U.S. Patent No. 5,276,311, titled “Method and Device for Simplifying the Use of a Plurality of Credit Cards, or the Like,” with respect to certain hardware products allegedly offered for sale by palmOne, PalmSource and Handspring. The complaint seeks injunctive relief, unspecified damages and attorneys’ fees. E-Pass filed similar claims against 3Com and Palm in 2000 alleging infringement of the same patent. We intend to defend vigorously against the claim.

On December 3, 2003, a suit was filed in the United States District Court of Washington at Seattle naming us as a defendant. The case is captioned Digeo, Inc. v. Palm, Inc. and PalmSource, Inc., No. C03-3822. The complaint alleges willful infringement of U.S. Patent No. 5,734,823, or the ‘823 patent, titled “Systems and Apparatus for Electronic Communication and Storage of Information.” The complaint seeks a preliminary and permanent injunction, unspecified damages and attorneys’ fees. We intend to defend vigorously against the claim.

On September 19, 2003, we filed suit against Acer, Inc. in the United States District for the Northern District of California. The case is captioned PalmSource, Inc. v. Acer, Incorporated, No. C03-04285 RMW. In this breach-of-contract suit, we seek approximately $4.5 million in unpaid royalties and maintenance and support fees under a licensing agreement between us and Acer. On November 20, 2003, Acer served an answer and counterclaims seeking in excess of $4.9 million from us, including amounts Acer paid under the agreement and amounts paid to us by unspecified competitors of Acer under separate licensing agreements. Acer alleges that we breached the software licensing agreement between us and Acer by failing to provide development support and marketing support, and also by failing to obtain Acer’s written consent prior to assigning the agreement. Acer further alleges that the same conduct violated the implied covenant of good faith and fair dealing. Finally, Acer alleges that we unfairly provided preferential treatment to Acer’s competitors. We filed our response to Acer’s counterclaims on December 15, 2003. While we believe we have meritorious defenses to Acer’s claims, we cannot assure you that we will be successful in the litigation or that an adverse outcome will not significantly harm our business.

On July 16, 2003, a suit was filed in the Los Angeles County Superior Court naming us as a defendant. The case is captioned Chet Taylor, et al. v. Palm, Inc., PalmSource, Inc., and Solutions Group, et al., No. BC299134. The complaint alleges that persons who purchased Palm PDAs with customer-accessible batteries after June 1999 lost data upon battery replacement. The complaint alleges unfair and deceptive business practices in alleged violation of California’s unfair competition statute and Consumer Legal Remedies Act, breach of express and implied warranties and fraud. The complaint seeks unspecified compensatory and punitive damages, restitution and an injunction prohibiting the defendants from similar conduct in the future. palmOne is managing this litigation, and believes it has good defenses for all parties.

On April 28, 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. The case came to be captioned Xerox Corporation v. 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., and Palm Computing, Inc., Civil Action No. 97-CV-6182T. The complaint alleged willful infringement of U.S. Patent No. 5,596,656, or ‘656 patent, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the ‘656 patent in the future. In 2000, the District Court granted summary judgment to the defendants, ruling that the ‘656 patent is not infringed by the Graffiti handwriting recognition software then used in handheld computers using Palm OS. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit, or CAFC. On October 5, 2001, the CAFC affirmed-in-part and reversed-in-part the District Court’s ruling, and the CAFC remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox’s motion for summary judgment that the ‘656 patent is valid, enforceable, and infringed. The defendants appealed. The CAFC remanded the case to the District Court for a determination of the issues of invalidity and enforceability of the ‘656 patent. Following the CAFC’s remand to the District Court, both parties filed motions for summary judgment with the District Court on the issue of invalidity, and the District Court heard those motions on December 10, 2003. The District Court has not yet ruled on these motions for summary judgment, but we expect a ruling may be issued anytime in the next six months. The District Court has not set a schedule for resolving the issue of the enforceability of the ‘656 patent. If palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, the CAFC’s February 20, 2003 decision indicates that the District Court should grant Xerox’s request for injunctive relief. If an injunction is obtained by Xerox, it could have a significant adverse impact on PalmSource’s operations and financial condition if licensees have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. In addition, if palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, Xerox has stated in its court pleadings that it will seek at trial a significant compensatory and punitive damage award or license fees from palmOne. Furthermore, if palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, palmOne might be liable to palmOne’s licensees and other third parties under contractual obligations or otherwise sustain adverse financial impact if Xerox seeks to enforce its patent claims against palmOne’s licensees and other third parties. The District Court judge has conducted settlement discussions between the parties. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, palmOne may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the Xerox litigation. As part of our separation agreements with palmOne, palmOne is required to indemnify us for certain damages that we may incur due to the Xerox litigation. If palmOne is not successful in the Xerox litigation and is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. In particular, pursuant to our separation agreements with palmOne, if palmOne is required to pay Xerox, as a result of a judgment or in connection with a settlement, and fails to do so within 60 days after the entry of such judgment or the due date under such settlement, we will be required to pay any shortfall amounts. Any such payment by us does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us. Damages in patent litigation of this nature can be calculated in a variety of ways, and are subject to factual determinations. We cannot easily predict the amount of these damages, but if palmOne is not successful in the litigation, damages could be substantial. While we believe that there are adequate defenses to the claims made by Xerox, we cannot assure you that palmOne will be successful or that an adverse outcome will not significantly harm our business.

In the course of palmOne’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. In the course of palmOne’s business, it also receives claims of infringement or otherwise becomes aware of potentially relevant patents or other intellectual property rights held by other parties. palmOne is currently subject to a number of these claims. Although the majority of the claims currently do not name us as a defendant, the substance of their claims may implicate us and result in claims against us in the future or require that we indemnify palmOne pursuant to our separation agreements. We currently are not able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from these cases, but an unfavorable resolution of these lawsuits could materially adversely affect our business, results of operations or financial condition.

From time to time, we also may be subject to other legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning our directors and executive officers as of December 31, 2003.

Name	Age	Position
David C. Nagel	58	President, Chief Executive Officer and Director
David A. Limp	37	Senior Vice President of Corporate and Business Development
Lamar Potts	49	Vice President of Worldwide Licensing and Sales
Gabriele R. Schindler	45	Senior Vice President of Worldwide Marketing
Lawrence Slotnick	52	Chief Products Officer
Albert J. Wood	47	Chief Financial Officer and Treasurer
Doreen S. Yochum	55	Chief Administrative Officer and Secretary
Eric A. Benhamou	48	Chairman of the Board
Satjiv S. Chahil	53	Director
P. Howard Edelstein	49	Director
Robert J. Finocchio	52	Director
Jean-Louis F. Gassée	59	Director
John B. Shoven, Ph.D.	56	Director

David C. Nagel has served as our President and Chief Executive Officer since December 2001. Mr. Nagel also has served as a director since December 2001. From September 2001 to December 2001, Mr. Nagel served as the Chief Executive Officer of the Platform Solutions Group at Palm. Prior to Palm, from April 1996 to September 2001, Mr. Nagel was the Chief Technology Officer of AT&T Corp., a communications services corporation, President of AT&T Labs, a corporate research and development unit of AT&T, and the Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Prior to AT&T, from 1988 to 1996, Mr. Nagel held various positions at Apple Computer, Inc., a manufacturer of personal computing devices, the last of which was Senior Vice President, Research and Development. Mr. Nagel’s earlier positions at Apple Computer included General Manager and Vice President, Apple Soft, and Vice President, Advanced Technology. Mr. Nagel currently is a member of the board of directors of Liberate Technologies. Mr. Nagel has a bachelor’s degree in engineering, a master’s degree in engineering and a Ph.D. in experimental psychology from the University of California, Los Angeles.

David A. Limp has served as our Senior Vice President of Corporate and Business Development since June 2003. Prior to PalmSource, from July 1997 to August 2002, Mr. Limp served as Executive Vice President and Chief Strategy Officer and as Vice President of Marketing of Liberate Technologies, a provider of infrastructure software and services for cable and telecommunications networks. Prior to Liberate Technologies, from 1996 to 1997, Mr. Limp was Vice President of Marketing for Navio Communications, Inc., an Internet software company that was acquired by Liberate Technologies in 1997. Prior to that role, from 1988 to 1996, Mr. Limp held various positions at Apple Computer, the last of which was Director of the North and South American PowerBook division. Mr. Limp has bachelor’s degrees in computer science and mathematics from Vanderbilt University and a master’s degree in management from Stanford University, Graduate School of Business.

Lamar Potts has served as our Vice President of Worldwide Licensing and Sales since December 2002. Prior to that role, from July 2002 to December 2002, Mr. Potts served as our Vice President of Licensing Sales. Prior to PalmSource, from July 2001 to June 2002, Mr. Potts was Vice President of Worldwide Licensing Sales for Insignia Solutions plc, a provider of software solutions for mobile devices. Prior to Insignia Solutions, from February 1999 to July 2001, Mr. Potts served as Vice President of Business Development and later Vice President of Worldwide Licensing Sales for Be, a developer of computer operating systems. Prior to Be, from June 1997 to February 1999, Mr. Potts was the owner and principal of LP Resource Group, a business development and technology licensing consulting company. Prior to LP Resource Group, from March 1986 to May 1997, Mr. Potts held various positions at Apple Computer, including Vice President of Licensing, Financial Services Manager, Director of Worldwide Financial Services and Director of Research and Development Technology Licensing. Mr. Potts has a bachelor’s degree in liberal arts from West Georgia College.

Gabriele R. Schindler has served as our Senior Vice President of Worldwide Marketing since April 2002. Prior to PalmSource, from December 1996 to January 2002, Ms. Schindler was the Vice President of Marketing and Industry Relations of AT&T Labs. Prior to AT&T Labs, from January 1996 to December 1996, Ms. Schindler was the Senior Director of Worldwide Communications at Apple Computer. Prior to Apple Computer, from June 1988 to March 1994, Ms. Schindler was a principal at Regis McKenna Inc., a marketing consulting firm. Ms. Schindler has a bachelor’s degree in communications from San Jose State University.

Lawrence Slotnick has served as our Chief Products Officer since June 2003. Prior to PalmSource, from March 2002 to March 2003, Mr. Slotnick was sole proprietor of a technology management consulting business. Prior to his sole proprietorship, from April 2001 to March 2002, Mr. Slotnick served as Senior Vice President of Engineering at Pixo, Inc., a provider of telecommunications software products for handsets and wireless services. Prior to Pixo, from April 1999 to April 2001, Mr. Slotnick served as Vice President of Engineering at Noosh, Inc., a provider of web-based commercial print procurement products. Prior to Noosh, from March 1997 to April 1999, Mr. Slotnick held several roles at Apple Computer, including Vice President of Engineering. Prior to Apple Computer, from July 1995 to March 1997, Mr. Slotnick was Vice President of Engineering of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies that was acquired by Lucent Technologies in September 1997. Prior to Octel Communications, from March 1991 to June 1995, Mr. Slotnick was Vice President of Product Development of Claris, a subsidiary of Apple Computer focused on database software. Mr. Slotnick has a bachelor’s degree in computer science and a master’s degree in electrical engineering and computer science from the University of California, Berkeley.

Albert J. Wood has served as our Chief Financial Officer since October 2002 and our Treasurer since December 2002. Prior to PalmSource, from March 2001 to October 2002, Mr. Wood was Chief Financial Officer of Insignia Solutions. Prior to Insignia Solutions, from June 1999 to March 2001, Mr. Wood was the Chief Financial Officer of Cohera Solutions, a catalog management and content integration software provider acquired by PeopleSoft, Inc. in August 2001. Prior to Cohera, from December 1997 to June 1999, Mr. Wood was the Vice President of Finance for Indus International, Inc., a provider of software for asset and customer management. Prior to Indus International, from September 1996 to December 1997, Mr. Wood was the Controller of Prism Solutions, Inc., an enterprise solutions provider acquired by Ardent Software, Inc., in January 1999. Prior to Prism Solutions, Mr. Wood held various senior finance positions at Pyramid Technology Corporation, a subsidiary of Siemens-Nixdorf specializing in UNIX computer manufacturing, and Oracle Corporation, a supplier of software for enterprise information management. Mr. Wood has a bachelor’s degree in psychology from Chico State University and a master’s in business administration from San Jose State University.

Doreen S. Yochum has served as our Chief Administrative Officer since January 2002 and our Secretary since December 2002. Prior to PalmSource, from 1996 to 2002, Ms. Yochum was

Vice President and Chief Operating Officer of AT&T Labs. Prior to AT&T’s trivestiture, which spun off NCR and Lucent Technologies Inc. from AT&T, from 1994 to 1996, Ms. Yochum was the Human Resources and Business Planning Vice President in the Chief Information Technology Services organization of AT&T Labs. Prior to that role, from 1990 to 1993, Ms. Yochum was Vice President and Chief Operating Officer of AT&T’s Microelectronics Interconnection Technologies business. Ms. Yochum has a bachelor’s degree in history from Wilson College.

Eric A. Benhamou was appointed as Chairman of our board of directors in December 2001. Mr. Benhamou also served as the interim Chief Executive Officer of Palm from November 2001 to November 2003. Prior to Palm, from September 1990 until December 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Corporation, a provider of voice and data networking products, services and solutions. Prior to 1990, Mr. Benhamou held a variety of senior management positions in engineering, operations and management at 3Com. Prior to 3Com, in 1981, Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was Vice President of Engineering until its merger with 3Com in 1987. Prior to Bridge Communications, from 1977 to 1981, Mr. Benhamou served as Project Manager, Software Engineering Manager and Design Engineer at Zilog, Inc., a designer, manufacturer and marketer of semiconductors for worldwide-embedded control markets. Mr. Benhamou currently serves on the board of directors of Cypress Semiconductor Corporation and RealNetworks, Inc. and is the chairman of the board of directors of palmOne and 3Com. Mr. Benhamou has a masters of science from Stanford University’s school of engineering and a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris.

Satjiv S. Chahil was appointed to our board of directors in May 2002. From February 2000 to May 2002, Mr. Chahil served as Chief Marketing Officer of Palm. Prior to Palm, from February 1999 to February 2000, Mr. Chahil was the Chief Marketing Officer and Executive Vice President of Global Marketing for Newbridge Networks Corporation, a distributor of networking products and systems, which was acquired by Alcatel in May 2000. Prior to Newbridge Networks, from July 1997 to February 1999, Mr. Chahil was the Digital Convergence Advisor of Sony Electronics, Inc., a U.S. business unit of Sony Corporation focused on the manufacture, sale and marketing of consumer and professional audio and video equipment and other electronic components. Prior to Sony Electronics, from September 1988 to February 1997, Mr. Chahil served in various capacities, including Senior Vice President of Worldwide Marketing and the founding general manager of the New Media, Internet and Entertainment division, at Apple Computer. Prior to Apple Computer, from September 1976 to September 1988, Mr. Chahil held various international sales, marketing and general management positions at IBM and Xerox. Mr. Chahil currently serves on the board of directors of Universal Electronics, Inc. Mr. Chahil has a bachelor’s degree in commerce from Punjab University and a master’s degree in business from the American (Thunderbird) Graduate School of International Management.

P. Howard Edelstein was appointed to our board of directors in June 2003. Since July 2003, Mr. Edelstein has been President and Chief Executive Officer of Radianz, Inc., an internet protocol-based networking company. From January 2002 to July 2003, Mr. Edelstein served as an entrepreneur in residence at Warburg Pincus, LLC, a private equity and venture capital firm. Prior to Warburg Pincus, from June 1993 to April 2001, Mr. Edelstein served as President and Chief Executive Officer of Thomson Financial ESG, a provider of technology-based workflow solutions to the global investment community, which now is OMGEO, a provider of global trade management services. Mr. Edelstein currently serves on the board of directors of Skillsoft Corporation. Mr. Edelstein has a bachelor’s degree in electrical engineering from the College of the City of New York and a master’s degree in electrical engineering from Stanford University.

Robert J. Finocchio was appointed to our board of directors in May 2002. From July 1997 to July 1999, Mr. Finocchio served as the President and Chief Executive Officer of Informix

Corporation, a database software provider which is now Ascential Software Corporation. Prior to Informix, from December 1988 until May 1997, Mr. Finocchio held various positions at 3Com, most recently serving as President, 3Com Systems. Prior to 3Com, from December 1978 to 1988, Mr. Finocchio held various executive positions in sales and service at Rolm Corporation and IBM, which acquired Rolm in 1984. The last such position Mr. Finocchio held was as Vice President of Rolm Systems Marketing for IBM. Mr. Finocchio currently serves on the board of directors of Latitude Communications, Inc., Turnstone Systems, Inc., Echelon Corporation and Altera Corporation. Mr. Finocchio has a bachelor’s degree in economics from Santa Clara University and a master’s in business administration from Harvard Business School.

Jean-Louis F. Gassée was appointed to our board of directors in May 2002. From October 2002 to present, Mr. Gassée has served as a general partner at Allegis Capital, a venture capital firm. From January 2002 to October 2002, Mr. Gassée served as a Chief Executive Officer and a director of Computer Access Technology Corporation, or CATC, a global communication protocols expert company. Prior to CATC, in 1990, Mr. Gassée co-founded Be and served as President, Chief Executive Officer and Chairman of the board of Be from October 1990 to December 2001. Prior to co-founding Be, from December 1980 to September 1990, Mr. Gassée served in numerous capacities, including President of Apple Products, at Apple Computer. Prior to Apple Computer, from 1979 to 1980, Mr. Gassée was President and General Manager of the French subsidiary of Exxon Corporation, an energy and petrochemical provider, which now is ExxonMobil Corporation. Mr. Gassée currently serves on the board of directors of Electronics for Imaging, Inc. Mr. Gassée has a bachelor’s degree in mathematics and physics from Orsay University (France) and a master’s of science from the University of Paris (France).

John B. Shoven, Ph.D. was appointed to our board of directors in September 2002. From September 1973 to the present, Dr. Shoven has held various positions in the Economics Department of Stanford University. From September 1992 to the present, Dr. Shoven has served as the Charles R. Schwab Professor of Economics at Stanford University. Dr. Shoven also has served as the Wallace R. Hawley Director of the Stanford Institute for Economic Policy Research since November 1999 and he previously served in such position from 1989 to 1993. Dr. Shoven also has served as the West Coast Director of the National Bureau of Economic Research since December 1988. From 1993 to 1998, Dr. Shoven served as the Dean of the School of the Humanities and Sciences at Stanford University. From 1986 to 1989, Dr. Shoven held the position of Chairman of the Economics Department at Stanford University. Dr. Shoven currently serves on the board of directors of Cadence Design Systems, Inc., Watson Wyatt & Company and American Century (Mountain View Funds). Dr. Shoven has a bachelor’s degree in physics from the University of California, San Diego and a Ph.D. in economics from Yale University.

Board Structure and Compensation

Our board of directors consists of seven members. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Directors are elected for three-year terms as follows:

•	Messrs. Chahil and Gassée have been designated Class I directors whose term expires at the 2004 annual meeting of stockholders;

•	Messrs. Finocchio and Nagel have been designated Class II directors whose term expires at the 2005 annual meeting of stockholders; and

•	Messrs. Benhamou and Edelstein and Dr. Shoven have been designated Class III directors whose term expires at the 2006 annual meeting of stockholders.

This classification of our board of directors may delay or prevent a change of control of our company or changes in our management. See the section titled “Description of Capital Stock—Anti-Takeover Effects of PalmSource’s Certificate, Bylaws and Delaware Law.”

At the time of the distribution, we granted certain non-employee members of our board of directors nonstatutory stock options to purchase shares of our common stock. With the exception of our chairman of the board, who received 30,000 shares, our non-employee directors received a grant of an option to purchase 20,000 shares of our common stock on November 7, 2003 at an exercise price of $36.50 per share. These options vest 25% on each of the first four anniversaries of the date of grant, provided that the director is still one of our directors. Each option will fully vest upon the death of the director.

New non-employee directors will receive a grant of an option to purchase 20,000 shares of our common stock upon joining our board of directors. These options vest 25% on each of the first four anniversaries of the date of grant, provided that the director is still one of our directors. In addition, all non-employee directors who have served for our entire fiscal year, including the last business day, will receive on the last business day of our fiscal year beginning in 2004 an annual option grant to purchase 10,000 shares, which vests 100% on the one year anniversary of the date of grant provided that the director is still one of our directors. We reimburse our directors for costs associated with attending board meetings and each non-employee director receives an annual retainer fee of $15,000, paid on a quarterly basis, plus $3,500 for each board or committee meeting attended that lasts four or more hours and $1,500 for each board or committee meeting attended that lasts less than four hours.

The Nasdaq National Market has recently implemented rules that require the majority of a Nasdaq-listed company’s board of directors and all of the members of its audit, compensation and nominating and governance committees to be independent immediately following the first annual meeting of stockholders after January 1, 2004 or October 31, 2004, whichever is earlier. Our next annual meeting of stockholders will take place in October 2004.

Board Committees

Audit Committee

The audit committee of our board of directors consists of Messrs. Edelstein and Finocchio and Dr. Shoven. Our audit committee:

•	oversees our accounting and financial reporting processes and audits of our financial statements, including appointing and supervising our independent auditors;

•	assists the board of directors in oversight and monitoring of: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications, independence and performance; and (iv) our internal accounting and financial controls;

•	prepares the report that the rules of the Securities and Exchange Commission require that we include in our annual proxy statement;

•	provides the board of directors with the results of its monitoring and recommendations derived therefrom; and

•	provides the board of directors such additional information and materials as necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

In addition, the audit committee will undertake such other duties and responsibilities as the board of directors may from time to time prescribe.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Edelstein, Mr. Gassée and Dr. Shoven. Our compensation committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, including compensation of our chief executive officer. The compensation committee also is responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Governance Committee

The nominating and governance committee of our board of directors consists of Mr. Benhamou, Mr. Edelstein and Dr. Shoven. The nominating and governance committee ensures that the board of directors is properly constituted to meet its fiduciary obligations to our stockholders and to us and that we have and follow appropriate governance standards. To carry out its purpose, the nominating and governance committee: (i) assists the board of directors by identifying prospective director nominees and recommends to the board of directors the director nominees for the next annual meeting of stockholders; (ii) develops and recommends to the board of directors the governance principles applicable to us; (iii) oversees the evaluation of the board of directors and management; and (iv) recommends to the board of directors director nominees for each committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or was formerly an officer or employee of Palm or of us. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Furthermore, none of our executive officers serves as a director of any entity that has one or more executive officers serving as a member of our compensation committee.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation provides that we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, provide for indemnification for judgments, fines, settlement amounts and certain expenses, including attorneys’ fees incurred by the director or executive officer, in any action or proceeding, including any action by or in our right, arising out of the person’s services as a director or executive officer of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limited liability and indemnification provisions that are contained in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

There is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification by us.

Executive Compensation

The following table summarizes all compensation awarded to, earned by or paid for services rendered to PalmSource in all capacities during the fiscal years ended May 31, 2003, 2002 and 2001 for our chief executive officer and the other four most highly-compensated executive officers of PalmSource during the fiscal year ended May 31, 2003, and one additional individual who would have been included as one of the four most highly-compensated executive officers of PalmSource during the fiscal year ended May 31, 2003, but for the fact that such individual no longer served as one of our executive officers as of May 31, 2003. Collectively we refer to these individuals as our “named executive officers.”

	Annual Compensation				Long-Term Compensation
Name	Fiscal Year	Salary ($)		Bonus ($)	Restricted Stock Awards($)		Securities Underlying palmOne Options(#)	Securities Underlying PalmSource Options(#)		All Other Compensation ($)(8)
David C. Nagel President and Chief Executive Officer	2003 2002 2001	620,000 432,213 —		100,000 100,000 —	— 426,000 —	(3)	— 2,750 —	— 780,000 —	(6)	6,011 3,902 —

Lamar Potts Vice President of World- wide Licensing and Sales	2003 2002 2001	206,250 — —	(1)	74,500 — —	— — —		1,250 — —	— — —		660 — —

Gabriele R. Schindler Senior Vice President of Worldwide Marketing	2003 2002 2001	274,999 — —		128,400 — —	— — —		— 3,750 —	— 120,000 —	(6)	2,829 75 —

Albert J. Wood Chief Financial Officer and Treasurer	2003 2002 2001	153,645 — —	(2)	50,000 — —	— — —		— — —	— — —		5,098 — —

Doreen S. Yochum Chief Administrative Officer and Secretary	2003 2002 2001	310,000 105,023 —		124,000 200,000 —	— — —		— 2,500 —	— 120,000 —	(6)	11,151 — —

Steve Sakoman former Chief Products Officer(4)	2003 2002 2001	206,250 161,457 —		— 100,000 —	— 116,400 —	(5)	— 7,500 —	— 120,000 —	(7)	4,490 375 —

(1)	Mr. Potts has served as our Vice President of Worldwide Licensing and Sales since December 2002 and therefore this amount is for less than a full fiscal year. Mr. Potts’ salary for a full fiscal year was $225,000.
(2)	Mr. Wood has served as our Chief Financial Officer since October 2002 and therefore this amount is for less than a full fiscal year. Mr. Wood’s salary for a full fiscal year was $250,000.
(3)	Consists of 7,500 shares of restricted stock of Palm granted to Mr. Nagel on September 14, 2001, which had a fair market value, net of the purchase price, of $426,000 as of such date. In Mr. Nagel’s offer letter, Palm guaranteed that the fair market value of these 7,500 shares of Palm common stock would be $2.0 million two years from his employment start date. Mr. Nagel received a cash payment of $1,845,725 from us on September 15, 2003.
(4)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003.
(5)	Consists of an aggregate of 1,875 shares of restricted stock of Palm granted to Mr. Sakoman in the fiscal year ended May 31, 2002, which had an aggregate fair market value, net of the applicable purchase prices, of $116,400 as of the respective dates of grant. As of May 31, 2003, the end of our last completed fiscal year, Mr. Sakoman was no longer a PalmSource employee and 1,037 of his 1,875 shares of Palm restricted stock had been repurchased by Palm.
(6)	These options were returned to PalmSource as part of our stock option exchange program. See the section titled, “—Option Exchange Program.”
(7)	As a result of the termination of Mr. Sakoman’s employment with PalmSource, these options were no longer exercisable as of May 31, 2003.
(8)	All other compensation consists of group term life insurance premiums paid by us, company matching contributions to the 401(k) plan and payments in lieu of participating in our medical benefit programs.

Grants of Stock Options

Palm Stock Option Grants

The following table sets forth for each of the named executive officers certain information concerning Palm stock options granted during the fiscal year ended May 31, 2003. See the section titled “—Treatment of Palm Options” for an explanation of how Palm options were treated following the distribution date.

	Number of Shares of Palm Common Stock Underlying Options Granted		Percent of Total Options Granted to Palm Employees in Fiscal Year 2003(1)	Exercise Price Per Share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Palm Stock Price Appreciation for Option Term(3)
						5%	10%
David C. Nagel	—		—	—	—	—	—
Lamar Potts(4)	1,250	(4)	*	$32.00	7/5/12	$25,256	$63,750
Gabriele R. Schindler	—		—	—	—	—	—
Albert J. Wood	—		—	—	—	—	—
Doreen S. Yochum	—		—	—	—	—	—
Steve Sakoman	—		—	—	—	—	—

*	Represents holdings of less than 1%
(1)	Based on a total of options to purchase 2,611,306 shares granted to Palm employees in fiscal year 2003.
(2)	The exercise price per share is equal to the fair market value of Palm’s common stock on the date of grant.
(3)	Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent Palm’s estimate of future stock prices. No gain to an optionee is possible without an increase in stock price.
(4)	This option was granted to Mr. Potts on July 5, 2002. This option commenced vesting on the date of grant and generally became exercisable as to 25% of the shares subject to the option on the first anniversary of the date of grant. The remaining shares subject to the option generally vest and become exercisable in equal monthly increments over the three years thereafter. This option has a maximum term of ten years from the date of grant. Pursuant to the terms of the distribution, this option ceased to vest as of the distribution date, but remains exercisable until January 28, 2004.

PalmSource Stock Option Grants

We did not grant any stock options to any of our named executive officers during the fiscal year ended May 31, 2003.

Exercises of Stock Options

Exercises of Palm Stock Options

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options for the purchase of Palm common stock in the last fiscal year and the year-end value of unexercised options for the purchase of Palm common stock as of May 31, 2003:

	Palm Shares Acquired on Exercise	Value Realized	Palm Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Palm Options at Year-End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David C. Nagel	—	—	2,500	250	$—	$—
Lamar Potts	—	—	—	1,250	—	—
Gabriele R. Schindler	—	—	1,016	2,734	—	—
Albert J. Wood	—	—	—	—	—	—
Doreen S. Yochum	—	—	833	1,667	—	—
Steve Sakoman(2)	—	—	—	—	—	—

(1)	Based on a fair market value of $11.98 per share as of May 31, 2003, the closing sale price per share of Palm’s common stock on that date as reported on the Nasdaq National Market.
(2)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003 and his options were no longer exercisable as of May 31, 2003.

Exercise of PalmSource Stock Options

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options for the purchase of PalmSource common stock in the last fiscal year and the year-end value of unexercised options for the purchase of PalmSource common stock as of May 31, 2003:

	PalmSource Shares Acquired on Exercise	Value Realized	PalmSource Securities Underlying Unexercised Options at Year-End(1)		Value of Unexercised In-The-Money PalmSource Options at Year-End
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David C. Nagel	—	—	325,000	455,000	$—	$—
Lamar Potts	—	—	—	—	—	—
Gabriele R. Schindler	—	—	32,500	87,500	—	—
Albert J. Wood	—	—	—	—	—	—
Doreen S. Yochum	—	—	40,000	80,000	—	—
Steve Sakoman(2)	—	—	—	—	—	—

(1)	All of the options listed in this table were returned to PalmSource as part of our stock option exchange program. See the section titled “—Option Exchange Program.”
(2)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003 and his options were no longer exercisable as of May 31, 2003.

Employment and Change of Control Arrangements

David C. Nagel is our President and Chief Executive Officer and is a member of our board of directors.

•

Under the terms of his employment arrangement, Mr. Nagel’s annual base compensation is $620,000 and he is eligible for a cash bonus pursuant to our discretionary bonus plan. Mr. Nagel received two separate stock option grants to purchase an aggregate of 780,000 shares of our common stock with an exercise price per share equal to $40.00. Mr. Nagel returned these options to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” In addition, on September 14, 2001, Mr. Nagel received two restricted stock grants for an aggregate of 7,500 shares of Palm common stock, which had a guaranteed value of $2.0 million on September 14, 2003. The first restricted stock grant of 2,500 shares vested on the second anniversary of the date of grant. The second restricted stock grant of 5,000 shares vested at the rate of 50% per year. The total fair market value of the 7,500 shares of restricted stock as of September 14, 2003 was less than the $2.0 million guaranteed value as of that date, which amount equals the difference between the $2.0 million guaranteed value and the actual value of 7,500 shares of our common stock on that date. Mr. Nagel received a $1,845,725 cash payment from us on September 15, 2003. Finally, Mr. Nagel was paid a sign-on/retention bonus of $200,000.

•	Mr. Nagel also entered into a Severance Agreement with us which provides that, in the event that Mr. Nagel is involuntarily terminated without cause (as defined in the agreement) or he resigns for good reason (as defined in the agreement) and he signs a release and complies with all terms of the agreement, he will be entitled to receive a severance payment equal to: (i) 200% of his then current annual salary; (ii) his then current annual bonus calculated at 100% of target in a lump sum; (iii) acceleration of the vesting of his PalmSource stock option grant and his restricted stock grants as if he had continued as an employee for two additional years following the date of termination; (iv) continued payment of all medical, dental and related benefits for two years following the date of termination; (v) any required cash payment if the restricted stock grants are less than $2.0 million on the date of termination, and such amount has not been paid; (vi) a prorated annual bonus calculated at 100% of target or greater percentage, if applicable, for the year in which the termination occurs; and (vii) unpaid base salary, accrued but unused paid time off, unreimbursed expenses and any other benefits due. Mr. Nagel already has received the payment required in item (v) of the preceding sentence. In addition, the Severance Agreement provides that if the severance and other benefits provided for by the agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Code and will be subject to the excise tax imposed by Section 4999 of the Code, Mr. Nagel will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by us to him.

David A. Limp is our Senior Vice President of Corporate and Business Development.

•	Under the terms of his employment arrangement, Mr. Limp’s annual base compensation is $300,000 and he is eligible for a discretionary bonus of up to 50% of his base salary. Mr. Limp was promised a stock option grant to purchase up to 126,600 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. This option would have been subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter. Mr. Limp also was promised a restricted stock grant of 2,600 shares of our common stock at a per share purchase price of $0.001 on the first business day following 30 days after the closing of the distribution. Mr. Limp waived his right to the stock option grant and the restricted stock grant in connection with the distribution. See the sections titled, “—Waiver Grants” and “—Executive Restricted Stock Bonus Grants.”

•

Mr. Limp has also entered into a Severance Agreement with us which provides that, in the event Mr. Limp is terminated by us for a reason other than cause, death or disability or he voluntarily terminates employment with us for good reason (as defined in the agreement) and he signs a release and complies with all terms of the agreement, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement (described below), equal to: (i) a lump sum payment equal to 100% of Mr. Limp’s annual base salary; (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Mr. Limp holds; (iv) payment of COBRA benefits premiums for a period of time equal to one year; and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Limp.

Lamar Potts is our Vice President of Worldwide Licensing and Sales.

•	Under the terms of his employment arrangement, Mr. Potts’ annual base compensation is $225,000 and he is eligible for a discretionary bonus of up to 20% of his base salary and a special sales-based incentive bonus of up to 33% of his base salary. In August 2002, Mr. Potts also received a $25,000 sign-on bonus. In addition, Mr. Potts was promised a stock option grant to purchase up to 22,000 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. Mr. Potts waived his right to the stock option grant in connection with the distribution. See the sections titled, “—Waiver Grants” and “—Executive Restricted Stock Bonus Grants.” Mr. Potts also received a stock option grant to purchase up to 1,250 shares of Palm common stock with an exercise price per share equal to $32.00. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter.

•	Mr. Potts also entered into an Amended and Restated Severance Agreement with us which provides that, in the event Mr. Potts is terminated by us for a reason other than cause (as defined in the agreement), death or disability or he voluntarily terminates employment with us for good reason (as defined in the agreement) and he signs a release and complies with all terms of the agreement, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement (described below), equal to: (i) a lump sum payment equal to Mr. Potts’ annual base salary; (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to shares of restricted stock Mr. Potts holds; (iv) payment of COBRA benefits premiums for one year; and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Potts.

Gabriele R. Schindler is our Senior Vice President of Worldwide Marketing.

•

Under the terms of her employment arrangement, Ms. Schindler’s annual base compensation is $275,000 and she is eligible for a bonus pursuant to our discretionary bonus plan. Ms. Schindler also received a $100,000 sign-on/retention bonus, $50,000 of which was paid within 30 days of her employment commencement date and the remainder of which was paid on June 30, 2002. Ms. Schindler also received a stock option grant to purchase up to 120,000 shares of our common stock with an exercise price per share equal to $40.00. Ms. Schindler returned this option to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” Ms. Schindler also received a restricted stock bonus grant of 13,750 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.” Ms. Schindler also received a stock option grant to purchase up to 3,750 shares of Palm common stock with an exercise price per share equal to $71.20. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter. Pursuant to the terms of the distribution, this option ceased to vest as of the distribution date, but remains exercisable until January 28, 2004.

•	Ms. Schindler executed an Amended and Restated Severance Agreement with us which provides that, in the event Ms. Schindler is terminated by us for a reason other than cause, death or disability or she voluntarily terminates employment with us for good reason and she signs a release of claims and complies with all terms of the agreement, she is entitled to a severance payment, unless payments are due under her Management Retention Agreement (described below), equal to: (i) a lump sum payment equal to Ms. Schindler’s annual base salary; (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Ms. Schindler holds; (iv) payment of COBRA benefits premiums for one year; and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Ms. Schindler.

Lawrence Slotnick is our Chief Products Officer.

•	Under the terms of his employment arrangement, Mr. Slotnick’s annual base compensation is $240,000 and he is eligible for a discretionary bonus of up to 50% of his base salary. Mr. Slotnick was promised a stock option grant to purchase up to 126,600 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. Mr. Slotnick waived his right to the stock option grant in connection with the distribution. See the section titled, “—Waiver Grants.” Mr. Slotnick also received a restricted stock bonus grant of 11,000 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.”

•	Mr. Slotnick also entered into a Severance Agreement with us which provides that, in the event Mr. Slotnick is terminated by us for a reason other than cause (as defined in the agreement), death or disability or he voluntarily terminates employment with us for good reason (as defined in the agreement) and he signs a mutual release, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement (described below), equal to: (i) a lump sum payment equal to Mr. Slotnick’s annual base salary; (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Mr. Slotnick holds; (iv) payment of COBRA benefits premiums for a period of time equal to one year; and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Slotnick.

Albert J. Wood is our Chief Financial Officer and Treasurer.

•	Under the terms of his employment arrangement, Mr. Wood’s annual base compensation is $250,000 and he is eligible for a bonus pursuant to our discretionary bonus plan with a target amount of 50% of base salary. Mr. Wood also was promised a stock option grant to purchase up to 60,000 shares of our common stock with an exercise price per share equal to $30.00. Mr. Wood waived his right to the stock option grant in connection with the distribution. See the section titled, “—Waiver Grants.” Mr. Wood also received a restricted stock bonus grant of 12,500 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.”

•	Mr. Wood also entered into an Amended and Restated Severance Agreement with us which provides that, in the event Mr. Wood is terminated by us for a reason other than cause (as defined in the agreement), death or disability or he voluntarily terminates employment with us for good reason (as defined in the agreement) and he signs a release and complies with the other terms of the agreement, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement (described below), equal to: (i) 100% of his annual base salary; (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to shares of restricted stock Mr. Wood holds; (iv) payment of COBRA benefits premiums for one year; and (v) any unpaid base salary and unused paid time off and unreimbursed expenses due to Mr. Wood.

Doreen S. Yochum is our Chief Administrative Officer and Secretary.

•	Under the terms of her employment arrangement, Ms. Yochum’s annual base compensation is $310,000 and she is eligible for a bonus pursuant to our discretionary bonus plan. Ms. Yochum was also entitled to payments of up to $170,000 for relocation services and benefits and $200,000 to assist in the purchase of a home, a pro-rata amount of which must be repaid in the event she terminates her employment within a specified period of time. Ms. Yochum also received a stock option grant to purchase up to 120,000 shares of our common stock with an exercise price per share equal to $40.00. Ms. Yochum returned this option to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” Ms. Yochum also received a restricted stock bonus grant of 15,500 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.” In addition, Ms. Yochum received a stock option grant to purchase up to 2,500 shares of Palm common stock with an exercise price per share equal to $78.00. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter. Pursuant to the terms of the distribution, this option ceased to vest as of the distribution date, but remains exercisable until January 28, 2004.

•	Ms. Yochum also entered into an Amended and Restated Severance Agreement with us which provides that, in the event Ms. Yochum is terminated by us for a reason other than cause (as defined in the agreement), death or disability or she voluntarily terminates employment with us for good reason (as defined in the agreement) and signs a release and complies with all provisions of the agreement, she is entitled to a severance payment, unless payments are due under her Management Retention Agreement (described below), equal to: (i) 100% of her annual base salary; (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination; (iii) lapsing of 50% of our repurchase right on the date of termination as to shares of restricted stock Ms. Yochum holds; (iv) payment of COBRA benefits premiums for one year; and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Ms. Yochum.

In addition, each of Messrs. Nagel, Limp, Potts, Slotnick and Wood and each of Messrs. Schindler and Yochum has executed a Management Retention Agreement, either with us or with Palm that we assumed at the time of the distribution, which provides that, in the event that a change of control occurs and within 12 months following the change of control he or she is terminated involuntarily by us other than for cause or voluntarily he or she terminates employment with us for good reason and signs a mutual release with us, then he or she is entitled to receive from us: (i) 100% of their annual compensation; (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which such person and his or her dependents become covered under another employer’s comparable plans; (iii) 100% of the higher of such person’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, whichever target bonus is higher; and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by such person. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such person will receive: (i) a payment sufficient to pay such excise tax; and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by us to such person. In the case of Mr. Nagel, he will not be entitled to any benefits under his Management Retention Agreement if he is also entitled to benefits under his Severance Agreement.

Option Exchange Program

In connection with the distribution, we offered certain of our key executives the opportunity to exchange outstanding PalmSource stock option grants for new grants of: (i) PalmSource restricted stock and (ii) PalmSource nonstatutory stock options.

The following table shows, for each eligible key executive, the stock option grant that was tendered by the executive in exchange for the opportunity to receive the restricted stock grant, which was granted on August 4, 2003, and the stock option grants made to the executive:

Executive	Shares Subject to Cancelled Options	Shares of Restricted Stock Granted	Shares to be Granted Subject to New Options
David C. Nagel	780,000	536,890	523,563
Gabriele R. Schindler	120,000	68,057	90,007
Doreen S. Yochum	120,000	72,088	83,809

Total	1,020,000	677,035	697,379

The terms of the restricted stock and options are:

Grant Date.    The shares of restricted stock reflected in the foregoing table were granted on August 4, 2003. The new options reflected in the foregoing table were granted on February 2, 2004.

Exercise and Purchase Price.    The per share exercise price for new options was $18.42, the fair market value of a share of our common stock on the date of grant. The purchase price for a share of restricted stock was $0.001.

Vesting Schedule.    We have a repurchase option on the restricted stock that lapses as to: (i) 50% of the shares on the first anniversary following the grant date; and (ii) 50% of the shares on the second anniversary following the grant date. Each new option grant will vest monthly over two years following the date of grant.

Waiver Grants

In connection with the distribution, we offered certain of our key executives the opportunity to waive their rights to promised PalmSource stock option grants for new grants of: (i) PalmSource restricted stock and (ii) PalmSource nonstatutory stock options. The following table shows, for each eligible key executive, the promised option grant that was waived by such executive in exchange for the opportunity to receive the restricted stock grant and the stock option grant made to the executive:

Executive	Shares Subject to Option Grant Waived	Shares of Restricted Stock Granted	Shares Subject to New Options Granted
David A. Limp	126,600	41,583	130,709
Lamar Potts	22,000	31,291	49,212
Lawrence Slotnick	126,600	41,583	130,709
Albert J. Wood	60,000	55,843	108,785

Total	335,200	170,300	419,415

The terms of the restricted stock and options that were granted are:

Grant Date.    The new shares of restricted stock reflected in the foregoing table were granted on August 4, 2003. The new options reflected in the foregoing table were granted on November 7, 2003.

Exercise and Purchase Price.    The exercise price for new options was $36.50 per share, the fair market value of a share of our common stock on the date of grant. The purchase price for a share of restricted stock was $0.001.

Vesting Schedule.    We have a repurchase option on the restricted stock that lapses as to: (i) 50% of the shares on the first anniversary following the grant date; and (ii) 50% of the shares on the second anniversary following the grant date. Each option vests monthly from the date of grant over the time period specified in the following table:

Executive	Vesting Time
David A. Limp	4 years
Lamar Potts	3 years
Larry Slotnick	4 years
Albert J. Wood	3 years

Executive Restricted Stock Bonus Grants

In connection with the distribution, we granted certain of our key executives shares of restricted stock as a bonus. The following table shows, for each key executive, the number of shares granted.

Executive	Shares
David A. Limp	13,000
Lamar Potts	7,425
Gabriele R. Schindler	13,750
Lawrence Slotnick	11,000
Albert J. Wood	12,500
Doreen S. Yochum	15,500

Total	73,175

The terms of the restricted stock granted are:

Grant Date.    Shares of bonus restricted stock were granted on August 4, 2003.

Purchase Price.    The purchase price for a share of bonus restricted stock was $0.001.

Vesting Schedule.    We have a repurchase option on the restricted stock at the $0.001 per share that lapses as to: (i) 50% of the shares on the first anniversary following the grant date; and (ii) 50% of the shares on the second anniversary following the grant date.

Other Information.    Messrs. Limp and Slotnick were promised these grants in connection with the commencement of their employment. In exchange for their restricted stock bonus grants, Messrs. Limp and Slotnick were required to waive all additional rights they had to receive a grant of restricted stock in connection with the commencement of their employment.

Treatment of Palm Options

A number of our employees hold options to purchase shares of palmOne common stock pursuant to the palmOne option plans. As a result of the distribution, we did not assume these options or convert the palmOne options into options to purchase our common stock and these employees are considered terminated by palmOne. Accordingly, the vesting by these employees in palmOne options ceased on the distribution date and, as a general matter, the employees’ right to exercise their vested options to purchase palmOne common stock terminated as of January 26, 2004.

Employee Plans

2001 Stock Plan

Our 2001 Stock Plan was adopted by our board of directors on April 26, 2002 and approved by our stockholders on May 9, 2002 for the purpose of permitting the grant of incentive stock options to our employees, including officers and employee directors, and the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. The 2001 Stock Plan was terminated by our board of directors as of August 1, 2003 and since that date we have not granted and will not grant any awards from the 2001 Stock Plan. As of November 30, 2003, nonstatutory options to purchase 36,000 shares of our common stock remained outstanding under the 2001 Stock Plan. Pursuant to the terms of the 2001 Stock Plan, these options were granted at an exercise price of not less than 85% of the fair market value of our common stock on the grant date and have a term not exceeding ten years. Our 2001 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option during his or her lifetime. After an optionee’s termination of service, an optionee may exercise his or her option (to the extent then exercisable) for the period of time stated in the applicable option agreement. In the event of our merger with or into another corporation or a change of control, the successor corporation may assume or substitute an equivalent award for each option. If the outstanding options are not assumed or substituted for, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will terminate upon the expiration of the 15-day period.

2003 Equity Incentive Plan

Our board of directors adopted our 2003 Equity Incentive Plan, which we refer to as the “Equity Incentive Plan,” on June 30, 2003 and our stockholders approved the Equity Incentive Plan on September 22, 2003. The Equity Incentive Plan became effective on August 1, 2003. The Equity Incentive Plan provides for the grant of the following types of incentive awards: (i) stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance units; and (v) performance shares, which we refer to individually as an “Award.”

Number of Shares of Common Stock Available Under the Equity Incentive Plan.    We have reserved a total of 3,626,294 shares of our common stock for grant under the Equity Incentive Plan, which total includes shares that have been reserved but not granted pursuant to options under our 2001 Stock Plan and any shares previously returned to our 2001 Stock Plan as a result of the termination of options or the repurchase of unvested shares issued under the 2001 Stock Plan. In addition, the Equity Incentive Plan provides for annual increases in the number of shares available for grant on January 1st of each year, beginning in 2005, equal to the lesser of: (i) 5% of the outstanding shares of common stock on the immediately preceding date; (ii) 1,000,000 shares; or (iii) another amount determined by our board of directors. If an Award granted under the Equity Incentive Plan expires or is cancelled without having been fully exercised or vested, the unvested or cancelled shares generally will become available for future grants under our Equity Incentive Plan. Also, if we experience a stock dividend, reorganization or other change in our capital structure, including a merger or change in control, our board of directors or the Compensation Committee of our board of directors, which we collectively refer to as the “Administrator,” has discretion to adjust the number of shares available under the Equity Incentive Plan, the outstanding Awards, and the per-person limits on Awards, as appropriate to reflect the stock dividend or other change.

Administration of the Equity Incentive Plan.    The Administrator administers the Equity Incentive Plan. Members of the Compensation Committee must qualify as “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and “outside directors” under Section 162(m) of the Code. Subject to the terms of the Equity Incentive Plan, the Administrator has sole discretion to select the employees, directors and consultants who will receive Awards, determine the terms and conditions of Awards and interpret the provisions of the Equity Incentive Plan for outstanding Awards.

Eligibility.    Generally, any employee of or consultant to PalmSource or one of our subsidiaries or any parent corporation, or any of our directors, is eligible for an award under the 2003 Equity Incentive Plan.

Options.    The Administrator may grant nonqualified stock options and incentive stock options under the Equity Incentive Plan. The number of shares covered by each option will be determined by the Administrator, but no participant may be granted options covering more than 600,000 shares during any of our fiscal years. The Administrator determines the exercise price of options granted under the Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock, must be at least 110% of the fair market value of our common stock on the grant date. The exercise price of any nonstatutory stock option not intended as “performance based compensation” within the meaning of Section 162(m) of the Code may be less than the fair market value of our common stock on the grant date.

The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term of any incentive stock option granted to such participant must not exceed five years.

After termination of one of our employees, he or she may exercise his or her option for the period of time stated in the option agreement to the extent vested. If no such period of time is so stated, such employee may exercise his or her option for three months following his or her termination. However, in no event may an option be exercised later than the expiration of its term.

Automatic Option Grants to Outside Directors.    Our directors will receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee director will receive an option to purchase 20,000 shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option to purchase, on the last business day of each subsequent fiscal year, 10,000 shares which vest 100% one year after the date of grant provided that he or she has served as a non-employee director for the entire preceding fiscal year.

The per share exercise price for each option granted to a non-employee director pursuant to the automatic grant provision is equal to 100% of the fair market value of a share of our common stock on the date of grant. This option vests in four equal annual installments commencing on the first anniversary of the grant date, provided that director is serving on our board at such time. Generally, when a participant ceases to be an outside director (other than due to death) all of the participant’s unexercisable options terminate. Upon an outside director’s death, all of the participant’s options vest.

Options granted to non-employee directors generally expire no later than 10 years after the date of grant. If a non-employee director terminates his or her service on the board prior to an option’s normal expiration date, the director will generally have only three months to exercise his or her vested options. The three-month period is generally extended to one year if the termination is due to the director’s death or disability. However, the option may not be exercised later than the original expiration date (except in the cases of death, in which case the non-employee director’s option would remain exercisable for one year after the date of death).

Stock Appreciation Rights.    A stock appreciation right is the right to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or in shares of our common stock of equivalent value. Stock appreciation rights become exercisable at the times and on the terms established by the Administrator. During any of our fiscal years, no participant may be granted stock appreciation rights covering more than 200,000 shares during any fiscal year.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Administrator. The number of shares of restricted stock granted to any employee will be determined by the Administrator, but during any of our fiscal years, no participant may be granted more than 600,000 shares of restricted stock. Typically, there is no purchase price for the shares subject to the award (other than the par value of the shares in some cases) or the award itself. The Administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the Administrator may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to our right of repurchase or forfeiture.

Performance Units, Performance Shares.    Performance units and performance shares are Awards that will result in a payment to a participant only if performance goals established by the Administrator are achieved or the Awards otherwise vest. The Administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. During any of our fiscal years, no participant may receive performance units with an initial value greater than $1,000,000 and no participant shall receive more than 200,000 performance shares. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of a share of our common stock on the grant date.

Transferability of Awards.    Our Equity Incentive Plan generally does not allow for the transfer of Awards, other than in limited circumstances, such as certain transfers in connection with a divorce or for tax or estate planning purposes, and all rights with respect to an Award granted to a participant generally shall be available during a participant’s lifetime only to the participant.

Amendment and Termination of the Equity Incentive Plan.    The Administrator has the authority to amend, suspend or terminate our Equity Incentive Plan, provided it does not alter or impair any rights or obligations under any Award previously granted under our Equity Incentive Plan. Stockholder approval for any amendment will be required only to the extent required by law or applicable listing standard. Our Equity Incentive Plan will terminate on July 31, 2013.

Employee Stock Purchase Plan

Our board of directors adopted the Employee Stock Purchase Plan, which we refer to as the “ESPP,” on June 30, 2003 and our stockholders approved the ESPP on September 22, 2003. The ESPP provides eligible employees, including employees of participating subsidiaries, with the opportunity to purchase shares of our common stock through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Eligibility.    Most of our employees and employees of participating subsidiaries are eligible to participate in the ESPP. However, an employee is not eligible to participate if: (i) he or she has the right to acquire 5% or more of the voting power or value of our stock or the stock of any of our subsidiaries; or (ii) he or she is normally scheduled to work no more than 20 hours per week or five months per calendar year. Also, the Administration or other committee appointed by the board of directors to administer the ESPP, which we refer to as the “Committee,” has discretion to exclude: (i) employees who have worked for less than two years; and (ii) officers or other highly compensated employees. Substantially all of our employees, including all of our named executive officers, are eligible to participate in the ESPP.

Number of Shares of Common Stock Available Under the ESPP.    We have reserved a total of 400,000 shares of common stock for issuance pursuant to the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for grant on January 1st of each year, beginning in 2005, equal to the lesser of: (i) 180,000 shares; (ii) 1.5% of the outstanding common stock on the immediately preceding date; or (iii) an amount determined by our board of directors. Shares sold under the ESPP may be newly issued shares or treasury shares. In the event of any stock split, reorganization or other change in our corporate structure affecting our shares, the Committee may adjust the number, kind and purchase price of the shares available for purchase under the ESPP and the formula for adding shares to the ESPP to prevent dilution or enlargement of the benefits intended to be provided under the ESPP.

Administration, Amendment and Termination.    The Committee administers the ESPP. The members of the Committee serve at the pleasure of the board of directors. Subject to the terms of the ESPP, the Committee has all discretion and authority necessary or appropriate to control and manage the operation and administration of the ESPP. The Committee may delegate one or more of functions of the Committee under the ESPP.

Enrollment and Contributions.    Eligible employees voluntarily elect whether or not to enroll in the ESPP. Employees join for an option period of six months, unless the Committee sets a longer or shorter period of time. Employees who have joined the ESPP automatically are re-enrolled for additional rolling six-month periods; provided, however, that an employee may cancel his or her participation at any time. Employees contribute to the ESPP through payroll deductions. Participating employees generally may contribute from 1% to 10% of their eligible compensation through after-tax payroll deductions. From time to time, the Committee may establish a different maximum permitted contribution percentage, change the definition of eligible compensation, or change the length of the option periods (but in no event may any enrollment period exceed 27 months). After an option period has begun, an employee may not increase or decrease his or her contribution percentage, unless the Committee provides otherwise.

Option Periods.    The six-month option periods under the ESPP are expected to commence each April 1 and October 1 and end the immediately following September 30 or March 31, respectively, except that the first option period began on November 7, 2003 and will end on March 31, 2004.

Purchase of Shares.    On the last business day of each six-month option period, we use each participating employee’s payroll deductions to purchase shares of our common stock for the employee. The price of the shares purchased will be 85% of the lower of: (i) the stock’s market value on the first day of the option period; or (ii) the stock market’s value on the last day of the option period. Market value for this purpose means the closing price of our common stock on the Nasdaq National Market for the day in question. However, on any purchase date, no employee may purchase more than 800 shares of stock. The Committee has discretion to change this limit without a formal amendment to the ESPP. Also, in any single calendar year, no employee may purchase more than $25,000 of common stock (based on the fair market value of our stock on the applicable enrollment date(s)).

Termination of Participation.    Participation in the ESPP terminates when a participating employee’s employment with us or any participating subsidiary ceases for any reason, the employee withdraws from the ESPP, or we terminate or amend the ESPP such that the employee no longer is eligible to participate.

Amendment and Termination of the ESPP.    The Committee or our board of directors may amend or terminate the ESPP at any time and for any reason. However, as required by Section 423 of the Code, our stockholders must approve certain material amendments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Sony

Software License Agreement

Effective as of November 12, 1999, Palm and Sony entered into a software license agreement, as amended, under which Sony receives a royalty-bearing license to use Palm OS in Sony’s handheld computing or communications products, subject to our compatibility and certification requirements for Palm OS. The license was assigned to us as part of the separation and, effective October 7, 2002, we entered into Amendment No. 6 to Software License Agreement with Sony, which we refer to as “Amendment No. 6.” Under Amendment No. 6, Sony may examine and make specified types of modifications to the source code for Palm OS, subject to our compatibility and certification requirements for Palm OS. Amendment No. 6 also provides terms under which we receive ownership of modifications made by Sony and a perpetual, royalty-free license to pre-existing Sony materials incorporated by Sony into Palm OS, with the right to sublicense as part of our products. The term of Amendment No. 6 expires in October 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Trends Affecting Our Operating Results—Concentration of Our Customers.”

Business Collaboration Agreement

Effective October 7, 2002, we entered into a business collaboration agreement with Sony under which we and Sony agreed to share certain information regarding ongoing product development activities, product and research and development plans and other specified business activities and, for a period of at least three years, to establish mutually agreed written co-development plans for potential areas of joint development, with at least one active mutually agreed co-development project at any given time. Under the business collaboration agreement, all co-development will be subject to a definitive written co-development agreement that will be mutually agreed by the parties prior to the commencement of the respective project(s), and will provide us with ownership of modifications made by Sony to Palm OS, and a perpetual, royalty-free license to pre-existing materials incorporated by Sony into Palm OS, with the right to sublicense as part of our products. Under the business collaboration agreement, prior to October 7, 2003, we were prohibited from engaging another licensee of Palm OS as a development partner under a joint development agreement to participate in a co-development program for new versions of Palm OS, where the licensee would have developed material portions of the source code for the new versions of Palm OS and would have had the right to access and modify all or substantially all of the source code of Palm OS for the execution of such co-development program. Under the business collaboration agreement, from October 7, 2003 until October 7, 2005, we will not engage more than two development partners meeting the above requirements in addition to Sony and will first offer to discuss new projects with Sony prior to engaging such additional development partners. Sony has agreed that these provisions shall not restrict us from conducting development and other activities in the ordinary course of our business as of the effective date of the business collaboration agreement and as similar activities thereto that may be conducted in the future. The business collaboration agreement expires in October 2012, but may be terminated earlier upon the occurrence of various termination events.

Series A Preferred Stock Financing

In October 2002, we sold an aggregate of 3,333,333 shares of our Series A preferred stock at a purchase price of $6.00 per share to Sony, which converted into 666,666 shares of our common stock upon the distribution. In connection with the sale of the Series A preferred stock, we entered into a registration and information rights agreement, or the registration rights agreement, pursuant to which Sony has registration and other rights with respect to the underlying shares of our common stock. Sony was provided the required notice of the offering contemplated by this prospectus in accordance with the registration rights agreement and did not elect to include its shares in this offering within the period specified in the agreement, which period has expired. Accordingly, Sony has no registration rights in connection with this offering.

Relationship with 3Com

Prior to July 2000, Palm was a wholly owned subsidiary of 3Com Corporation. The chairman of our board of directors, Eric Benhamou, is also the chairman of the board of directors of 3Com. Under the terms of a software license agreement between 3Com and us, we recorded $0.1 million, $0.2 million, and $0.4 million of support revenues for fiscal years 2001, 2002, and 2003, and $0.1 million (unaudited) and $0 (unaudited) of support revenues for the six months ended November 30, 2002 and 2003, respectively.

Relationship with palmOne

Effective as of the separation date, we entered into a number of license agreements with palmOne, including a software license agreement. Subsequent to that date, we amended some of these agreements and entered into additional agreements. These agreements are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. In June 2003, palmOne and we amended and restated the software license agreement. This agreement expires in December 2006. Under the terms of this agreement, we had revenues from palmOne of $18.4 million and $39.3 million for the fiscal years ended May 31, 2002 and 2003, and $15.5 million and $17.6 million for the six months ended November 30, 2002 and 2003, respectively. During the six months ended November 30, 2003, we had revenues of $17.4 million (unaudited) prior to the distribution from Palm and $0.2 million (unaudited) subsequent to the distribution from palmOne. In addition, the agreement establishes minimum annual license and royalty commitments for palmOne, which were $40.0 million for the contract year ended on December 3, 2002 and were $37.5 million for the contract year ending on December 3, 2003. Prior to the distribution, we presented revenues from Palm and Sony, a stockholder of ours, separately as related party revenues. Subsequent to the distribution, we present only Sony as related party revenues.

Royalties.    The software license agreement also sets forth fees for bundled sales and stand-alone sales of products with respect to the operating system software and additional applications, which fees are calculated based on percentages of net revenues and/or a per unit basis. The royalty rate for net revenues from Palm Powered products that use the operating system software as its primary operating system decreases from 4.5% to 3.5% over the term of the agreement. The royalties that apply to the operating system software and certain additional applications when sold on a stand-alone basis range from 5% to 40%, with minimum royalties of up to $4 per unit. In addition, palmOne pays us a non-refundable royalty of $6.0 million for the source code licenses for the period of June 4, 2003 to December 3, 2006, payable in three annual installments, $2.0 million of which was paid on June 4, 2003 and $2.0 million of which is payable on each of June 4, 2004 and June 4, 2005.

Maintenance and Support Fees.    The software license agreement provides for annual maintenance and support fees with respect to the operating system software and certain additional applications, subject to increase after the first contract year by up to 10% per year. The annual maintenance and support fees relating to the operating system software increased upon the close of the Handspring merger.

Minimum Annual Payment.    palmOne is obligated to make a minimum annual payment of certain royalties and support and maintenance fees. If palmOne does not reach the minimum annual payments set forth in the software license agreement in any contract year, palmOne must make a payment equal to the amount of the shortfall. The minimum annual payment for contract year 2003 is $37.5 million, contract year 2004 is $39.0 million, contract year 2005 is $41.0 million and contract year 2006 is $42.5 million, with each contract year ending on December 3.

Relationship of Our Directors with palmOne

The chairman of our board of directors, Eric Benhamou, is also the chairman of the board of directors of palmOne. Satjiv S. Chahil, one of our directors, consults for palmOne. Our president and chief executive officer, David Nagel, was a director of palmOne until the distribution.

Consulting Agreement with One of Our Directors

Mr. Chahil entered into a consulting agreement with us effective as of August 1, 2003 for a term of one year, to provide services to us for four days per month. Under the terms of the consulting agreement, Mr. Chahil will be paid $11,200 per month for consulting services outlined by our chief executive officer. Initially, these services will include: (i) developing our business in India; (ii) developing our current market in Japan, including, but not limited to, obtaining additional business from Sony and introductions to Toshiba, Sharp and other key Japanese companies; and (iii) penetrating the entertainment business and making a market for Palm Powered products and software.

Guaranteed Payment to Our Chief Executive Officer

In September 2001, David Nagel, our president and chief executive officer, received two restricted stock grants in the aggregate of 7,500 shares of Palm common stock (as adjusted for Palm’s October 2002, one for 20 reverse stock split) under a two-year vesting schedule subject to vesting restrictions and a guarantee that the fair market value of the related 7,500 shares of Palm common stock would be $2.0 million at September 2003. The guaranteed amount was recorded ratably over the vesting period. Pursuant to the terms of this arrangement, Mr. Nagel received a cash payment from us on September 15, 2003 of approximately $1.9 million, the difference between $2.0 million and the fair market value of 7,500 shares of Palm common stock on September 15, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2003 by:

•	each of our named executive officers and each of our directors;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock except that the beneficial ownership of some of the persons or groups of affiliated persons are as of the dates set forth in the footnotes for such persons or groups of affiliated persons; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying stock options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2003 are deemed beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 11,630,203 shares of our common stock outstanding on December 31, 2003.

Unless otherwise indicated, the address of each of the beneficial owners listed in this table is: c/o PalmSource, Inc., 1240 Crossman Avenue, Sunnyvale, California 94089.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total Shares
5% Stockholders:
FMR Corp (2)	989,354	8.5%
82 Devonshire Street Boston, MA 02109
Wellington Management Company, LLP (3)	824,412	7.1%
75 State Street Boston, MA 02109
Sony Corporation of America (4)	666,666	5.7%
550 Madison Avenue, 33rd Floor New York, NY 10022
American International Group, Inc. (5)	665,498	5.7%
70 Pine Street New York, NY 10270
Named Executive Officers and Directors:
David C. Nagel (6)	539,833	4.6%
David Limp (7)	65,475	*
Lamar Potts (8)	44,184	*
Gabriele R. Schindler (9)	81,807	*
Lawrence Slotnick (10)	63,475	*
Albert J. Wood (11)	80,428	*
Doreen S. Yochum (12)	87,588	*
Steve Sakoman (13)	268	*
Eric A. Benhamou	18,733	*
Satjiv S. Chahil (14)	10,630	*
P. Howard Edelstein	4	*
Robert J. Finocchio (14)	9,175	*
Jean-Louis F. Gassée (14)	9,000	*
John B. Shoven, Ph.D. (14)	9,000	*
All directors and executive officers as a group (14 persons) (15)	1,019,600	8.7%

(1)	To PalmSource’s knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.
(2)	Based on the most recently available Schedule 13G filed with the Securities and Exchange Commission on September 10, 2003, which states that FMR Corp, in its capacity as an investment adviser, has shared voting and shared investment power of the 3,193,483 shares of Palm common stock that FMR Corp holds. Such Palm, Inc. shares are held of record by clients of FMR Corp. As part of the distribution, holders of Palm common stock received approximately 0.3098 of our shares for each share of Palm owned by them as of the distribution date.
(3)	Based on the most recently available Schedule 13G filed with the Securities and Exchange Commission on February 12, 2003, which states that Wellington Management Company, LLP, in its capacity as an investment adviser, has shared voting and shared investment power of the 2,661,075 shares of Palm common stock that Wellington Management Company, LLP holds. Such Palm, Inc. shares are held of record by clients of Wellington Management Company, LLP. As part of the distribution, holders of Palm common stock received approximately 0.3098 of our shares for each share of Palm owned by them as of the distribution date.
(4)	Sony Corporation of America is a wholly-owned subsidiary of Sony Corporation, which is a reporting entity. We have been informed by Sony Corporation of America that there is no natural person or persons who exercise sole or shared voting or investment power over the shares held by Sony Corporation of America. As part of the distribution, holders of Palm common stock received approximately 0.3098 of our shares for each share of Palm owned by them as of the distribution date.
(5)	Based on the most recently available Schedule 13G filed with the Securities and Exchange Commission on October 22, 2003, which states that American International Group, Inc., in its capacity as an investment adviser, has shared voting and shared investment power of 2,148,126 shares of Palm common stock that American International Group, Inc. holds. Such Palm, Inc. shares are held of record by clients of American International Group, Inc. As part of the distribution, holders of Palm common stock received approximately 0.3098 of our shares for each share of Palm owned by them as of the distribution date.
(6)	Includes 536,890 shares subject to repurchase by us as of December 31, 2003.
(7)	Includes 54,583 shares subject to repurchase by us as of December 31, 2003 and options to purchase 10,892 shares of our common stock exercisable within 60 days of December 31, 2003.
(8)	Includes 38,716 shares subject to repurchase by us as of December 31, 2003 and options to purchase 5,468 shares of our common stock exercisable within 60 days of December 31, 2003.
(9)	Includes 81,807 shares subject to repurchase by us as of December 31, 2003.
(10)	Includes 52,583 shares subject to repurchase by us as of December 31, 2003 and options to purchase 10,892 shares of our common stock exercisable within 60 days of December 31, 2003.
(11)	Includes 68,343 shares subject to repurchase by us as of December 31, 2003 and options to purchase 12,085 shares of our common stock exercisable within 60 days of December 31, 2003.
(12)	Includes 87,588 shares subject to repurchase by us as of December 31, 2003.
(13)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003.
(14)	Includes options to purchase 9,000 shares of our common stock exercisable within 60 days of December 31, 2003.
(15)	Includes 920,510 shares subject to repurchase by us as of December 31, 2003 and options to purchase 75,337 shares of our common stock exercisable within 60 days of December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

The summary description of our capital stock and other rights are qualified in their entirety by the governing documents incorporated by reference as exhibits to the registration statement. As of December 31, 2003, 11,630,203 shares of PalmSource common stock were outstanding and held by 2,734 stockholders of record.

Common Stock

We have 100,000,000 authorized shares of common stock, par value $0.001. Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, subject to any future issuance of preferred stock with preferential rights, if any.

In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of outstanding shares of preferred stock or other senior securities, if any. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All of the shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, which our board of directors may designate in the future.

Preferred Stock

Our board of directors are authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, each of such series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Registration Rights

Pursuant to our registration rights agreement with Sony, the holder of 666,666 shares of our common stock, Sony has the right to require us to register those shares under the Securities Act of 1933 or to transfer such rights if certain transfer requirements are met. If we register any of our common stock for our own account or for the account of other stockholders, excluding registrations relating solely to employee benefit plans, certain business combinations or equity issuable upon conversion of convertible debt securities, Sony or its transferees, if any, would be entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit or exclude shares from the offering. Sony was provided the required notice of the offering contemplated by this prospectus in accordance with the registration rights agreement and did not elect to include its shares in this offering within the period specified in the agreement, which period has expired. Accordingly, Sony has no registration rights in connection with this offering. In addition, subject to limitations in the registration rights agreement, Sony or its transferees, if any, may require, on two occasions, the first being at least six months after the distribution, that we use our best efforts to register their shares for public resale, provided the holders of at least 20% of those shares make the request and the offering has a net aggregate offering price in excess of $10.0 million. Furthermore, Sony or its transferees, if any, may require us to register all or a portion of its registrable securities on Form S-3 when we are eligible to use such form, provided, among other limitations, that the proposed aggregate price to the public is at least $5.0 million. We will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions. Upon the effectiveness of any such registration statement, these shares would be freely tradable pursuant to the registration statement.

Pursuant to our registration rights agreement with Texas Instruments, the holder of a note which is convertible into 125,481 shares of our common stock, upon conversion of the note Texas Instruments has the right to require us to register those shares on Form S-3 when we are eligible to use such form or to transfer such rights if certain requirements are met. We will bear all fees, costs, and expenses of any such registration. Upon the effectiveness of any such registration statement, these shares would be tradable pursuant to the registration statement.

Anti-Takeover Effects of PalmSource’s Certificate, Bylaws and Delaware Law

Certain provisions of our amended and restated certificate of incorporation and bylaws, and of Delaware law could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of unsolicited, coercive takeover proposals, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

We believe that the benefits of increased protection against an unsolicited takeover proposal to acquire us outweigh the disadvantages of discouraging these types of proposals. Among other things, negotiation of such proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination for three years with any interested stockholder, unless: (i) prior to the date that the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certificate of Incorporation

Election and Removal of Directors. Our board of directors is divided into three classes with each class serving staggered three-year terms. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of and delays replacing a majority of the directors. In addition, our directors may only be removed for “cause” which limits the ability of a stockholder or a group of stockholders from removing current directors. “Cause” is not defined in our certificate of incorporation or bylaws.

Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Elimination of Cumulative Voting.    Our certificate of incorporation and bylaws eliminate the right of stockholders to cumulate their votes in the election of directors. This will generally make it more difficult for a minority stockholder to replace our current directors.

Undesignated Preferred Stock.    The authorization of 5,000,000 shares of undesignated preferred stock will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us.

Amendment of certain provisions of our certificate of incorporation or bylaws.    Our certificate of incorporation requires that at least 80% of our outstanding common stock must approve amendments to certain provisions of our bylaws and certificate of incorporation. The 80% provision applies to:

for our bylaws:

•	the number of authorized directors and term of office for directors;

•	the calling of a special meeting;

•	stockholder notice requirements;

•	the ability of stockholders to act by written consent; and

•	advance notice provisions for stockholder proposals or nominations.

for our certificate:

•	classification of our directors;

•	cumulative voting; and

•	elimination of stockholder action by written consent.

Bylaws

Stockholder Meetings.    Our bylaws and certificate of incorporation eliminate the right of stockholders to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

Upon completion of the offering, we will have 14,380,203 shares of common stock outstanding based upon shares outstanding as of December 31, 2003 and 2,750,000 shares issued in this offering. In addition, as of December 31, 2003, options to purchase 1,762,630 shares of our common stock were outstanding under our stock option plans. All of these shares will be freely tradable without restriction under the Securities Act, subject to vesting and exercise provisions in the case of options, Rule 144 volume limitations applicable to our affiliates and the expiration of the lock-up agreements described below.

Each of our executive officers and directors has agreed not to dispose of any shares or options they hold for a period of 90 days after the date of this prospectus. As of December 31, 2003, our executive officers and directors collectively beneficially held 943,995 shares of our common stock and options, exercisable within 60 days, to purchase 75,337 shares of our common stock.

Our $15.0 million subordinated note payable to Texas Instruments is convertible into 125,481 shares of our common stock. If this note were converted in whole or part, the shares issued in such conversion would be eligible for sale beginning November 2004, subject to volume and other limitations specified in Rule 144 or earlier if registered on a Form S-3 pursuant to Texas Instruments registration rights.

The 666,666 shares of our common stock held by Sony are eligible for sale, subject to volume and other limitations specified in Rule 144.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Needham & Company, Inc.
First Albany Capital Inc.

Total	2,750,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the public offering, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 412,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,750,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fee per Share	Total Fees (in thousands)
		Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $0.9 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, who as of December 31, 2003 collectively beneficially held 943,995 shares of our common stock and options to purchase 75,337 shares of our common stock have agreed not to directly or indirectly offer, sell, pledge contract to sell, short sell, grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, lead to or result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts, for estate planning purposes, provided, in each case, the transferee signs a lock-up agreement. We have entered into a similar agreement with the underwriters except that without the consent of Deutsche Bank Securities Inc. we may grant options and sell shares pursuant to our employee stock option plans existing on the date of this prospectus.

The underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on the Internet websites maintained by one or more of the underwriters of this offering. Other than the prospectus in electronic format, the information on any underwriter’s website is not part of the prospectus or the registration statement of which the prospectus forms a part.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California. O’Melveny & Myers LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The combined and consolidated financial statements of PalmSource, Inc. and its subsidiaries as of May 31, 2003 and 2002 and for each of the three years in the period ended May 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Be Incorporated as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Be Incorporated’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that were filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. This prospectus contains a summary of the material terms of contracts or other documents that were filed as exhibits to the registration statement. Statements contained in this prospectus about the contents of any of these contracts or any other documents are not necessarily complete. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. The Securities and Exchange Commission provides information about the operation of these public reference facilities at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxies and prospectuses and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the website is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the requirements of the Securities Exchange Act, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

PALMSOURCE, INC.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENTS OF ACQUIRED COMPANIES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of PalmSource, Inc.:

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, of stockholders’ equity / net investment (deficit) and of cash flows present fairly, in all material respects, the financial position of PalmSource, Inc. and its subsidiaries at May 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company was historically integrated with the businesses of Palm, Inc. and, consequently, as indicated in Note 1, the combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm Inc. and reflect significant assumptions and allocations. Accordingly, the combined and consolidated financial statements do not necessarily reflect the financial position, results of operations, and cash flows of the Company had it been a stand-alone Company.

As discussed in Note 2, effective June 1, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

August 4, 2003, except for Note 1, the ninth paragraph of Note 3 and Note 9  which are as of September 22, 2003

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
				(Unaudited)
Revenues:
Related party license and royalty	$1,035	$22,685	$49,066	$19,452	$20,630
Third-party license and royalty	24,259	19,485	18,379	7,853	10,680

Total license and royalty	25,294	42,170	67,445	27,305	31,310
Related party support and service	200	997	1,473	1,028	413
Third-party support and service	758	1,783	4,496	1,505	2,181

Total support and service	958	2,780	5,969	2,533	2,594
Total revenues	26,252	44,950	73,414	29,838	33,904

Cost of revenues:
License and royalty	3,980	8,482	7,539	4,333	1,991
Support and service	1,469	2,121	2,682	1,353	972

Total cost of revenues	5,449	10,603	10,221	5,686	2,963

Gross margin	20,803	34,347	63,193	24,152	30,941
Operating expenses:
Research and development	55,937	49,587	39,795	21,190	16,969
Sales and marketing	25,589	19,309	17,187	8,437	9,625
General and administrative	12,855	12,779	12,794	5,977	8,755
Amortization of intangibles	6,545	310	411	210	163
Restructuring charges	2,226	1,992	2,188	—	—
Separation costs	1,461	519	5,024	1,893	7,092
Purchased in-process technology	210	—	—	—	—

Total operating expenses	104,823	84,496	77,399	37,707	42,604

Loss from operations	(84,020)	(50,149)	(14,206)	(13,555)	(11,663)
Interest expense	(65)	(256)	(507)	(240)	(273)
Interest and other income (expense), net	76	(421)	(4,627)	(3,875)	38

Loss before income taxes	(84,009)	(50,826)	(19,340)	(17,670)	(11,898)
Income tax provision	9	421	2,420	1,384	1,013

Net loss	$(84,018)	$(51,247)	$(21,760)	$(19,054)	$(12,911)

Basic and diluted net loss per share	$(8.40)	$(5.12)	$(2.18)	$(1.91)	$(1.28)

Shares used in computing basic and diluted net loss per share	10,000	10,000	10,000	10,000	10,114

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	May 31, 2002	May 31, 2003	November 30, 2003
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$30,688	$37,465	$34,065
Receivables from related parties	6,645	5,132	75
Accounts receivable, net	1,128	583	6,677
Prepaids and other	1,621	1,305	2,831

Total current assets	40,082	44,485	43,648
Restricted investments	1,551	1,671	1,673
Property and equipment, net	2,392	3,419	2,885
Goodwill	52,845	52,845	52,845
Intangible assets, net	5,917	976	245
Other assets	4,529	1,211	1,089

Total assets	$107,316	$104,607	$102,385

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,767	$2,868	$6,743
Payable to Palm, Inc.	5,751	1,911	—
Deferred revenue	8,028	9,392	11,678
Accrued restructuring	1,795	349	—
Other accrued liabilities	4,851	9,215	8,096

Total current liabilities	23,192	23,735	26,517
Non-current liabilities:
Note payable to Palm Inc., including accrued interest	20,238	20,744	—
Deferred revenue and other	15,587	13,848	12,733
Long-term convertible subordinated note	—	—	15,000

Commitments and contingencies (Notes 7 and 13)

Series A redeemable convertible preferred stock 10,000 shares authorized; outstanding: 0, 3,333, and 0 (unaudited) shares, respectively	—	20,000	—

Stockholders’ equity:
Preferred stock, $.001 par value, authorized: 40,000, 40,000 and 5,000 (unaudited) shares, respectively; none outstanding	—	—	—
Common stock, $.001 par value, authorized: 950,000, 950,000 and 100,000 (unaudited) shares, respectively; outstanding: 10,000, 10,000 and 11,630 (unaudited) shares, respectively	10	10	12
Additional paid-in capital	62,831	61,939	108,170
Accumulated other comprehensive income (loss)	(185)	448	509
Unearned stock-based compensation	—	—	(11,528)
Accumulated deficit	(14,357)	(36,117)	(49,028)

Total stockholders’ equity	48,299	26,280	48,135

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$107,316	$104,607	$102,385

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY/

NET INVESTMENT (DEFICIT)

(In thousands)

	Common Stock		Additional Paid-In Capital	Palm, Inc. Net Investment (Deficit)	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Unearned Stock-Based Compensation	Total
	Shares	Amount
Balances, May 31, 2000	—	$—	$—	$(12,635)	$—	$(234)	$—	$(12,869)
Components of comprehensive loss:
Net loss	—	—	—	(84,018)	—	—	—	(84,018)
Net unrealized loss on available for sale investment	—	—	—	—	—	(53)	—	(53)
Cumulative translation adjustments	—	—	—	—	—	(96)	—	(96)

Total comprehensive loss	—	—	—	—	—	—	—	(84,167)
Transfer of net assets from Palm, Inc. related to business acquisition	—	—	—	3,070	—	—	—	3,070
Transfer of stock-based compensation from Palm, Inc.	—	—	—	216	—	—	—	216
Net transfers from Palm, Inc.	—	—	—	123,361	—	—	—	123,361

Balances, May 31, 2001	—	—	—	29,994	—	(383)	—	29,611
Components of comprehensive loss:
Net loss	—	—	—	(36,890)	(14,357)	—	—	(51,247)
Net unrealized loss on available for sale investment	—	—	—	—	—	(38)	—	(38)
Recognized loss included in earnings	—	—	—	—	—	64	—	64
Cumulative translation adjustments	—	—	—	—	—	172	—	172

Total comprehensive loss	—	—	—	—	—	—	—	(51,049)
Transfer of net assets from Palm, Inc. related to business acquisition	—	—	—	11,000	—	—	—	11,000
Transfer of stock-based compensation from Palm, Inc.	—	—	321	322	—	—	—	643
Net transfers from Palm, Inc.	—	—	7,024	19,952	—	—	—	26,976
Recapitalization and issuance of Class C common stock, net	10,000	10	24,368	(24,378)	—	—	—	—
Capital contribution by Palm, Inc.	—	—	31,118	—	—	—	—	31,118

Balances, May 31, 2002	10,000	10	62,831	—	(14,357)	(185)	—	48,299
Components of comprehensive loss:
Net loss	—	—	—	—	(21,760)	—	—	(21,760)
Recognized loss included in earnings	—	—	—	—	—	29	—	29
Cumulative translation adjustments	—	—	—	—	—	604	—	604

Total comprehensive loss	—	—	—	—	—	—	—	(21,127)
Transfer of stock-based compensation from Palm, Inc.	—	—	546	—	—	—	—	546
Net transfers from Palm, Inc.	—	—	1,484	—	—	—		1,484
Distribution to Palm, Inc.	—	—	(2,922)	—	—	—	—	(2,922)

Balances, May 31, 2003	10,000	10	61,939	—	(36,117)	448	—	26,280
Components of comprehensive loss:
Net loss*	—	—	—	—	(12,911)	—	—	(12,911)
Cumulative translation adjustments*	—	—	—	—	—	61	—	61

Total comprehensive loss*	—	—	—	—	—	—	—	(12,850)
Restricted stock grants*	963	1	15,091	—	—	—	(15,092)	—
Amortization of unearned stock-based compensation*	—	—	—	—	—	—	3,564	3,564
Transfer of stock-based compensation from Palm, Inc.*	—	—	(14)	—	—	—	—	(14)
Conversion of Series A redeemable convertible preferred stock*	667	1	19,999	—	—	—	—	20,000
Long-term convertible subordinated note	—	—	(15,000)	—	—	—	—	(15,000)
Capital contribution by Palm, Inc.	—	—	26,000	—	—	—	—	26,000
Net transfers from Palm, Inc.*	—	—	155	—	—	—	—	155

Balances, November 30, 2003*	11,630	$12	$108,170	$—	$(49,028)	$509	$(11,528)	$48,135

*	Unaudited

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
				(Unaudited)
Cash flows from operating activities:
Net loss	$(84,018)	$(51,247)	$(21,760)	$(19,054)	$(12,911)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	10,681	7,626	7,122	3,870	1,534
Stock-based compensation transferred from Palm, Inc.	216	643	546	310	(14)
Stock-based compensation expense	—	—	—	—	3,564
Deferred income taxes	—	412	350	229	762
Loss on disposal of equipment	2	301	148	132	—
Impairment of equity investment recorded at cost	—	—	3,206	3,206	—
Purchased in-process technology	210	—	—	—	—
Changes in assets and liabilities, net of effect of acquisitions:
Receivable from related parties	50	(6,645)	1,513	2,075	(532)
Accounts receivable	333	(457)	545	60	(505)
Prepaids and other	(315)	(1,820)	457	666	(1,412)
Accounts payable	3,402	(2,388)	101	(238)	3,875
Payable to Palm, Inc.	—	5,751	(3,840)	130	(1,911)
Deferred revenue	(3,849)	4,545	(634)	3,622	651
Accrued restructuring	1,492	303	(1,446)	(1,611)	(349)
Other accrued liabilities	(990)	(2,392)	4,779	690	(1,951)

Net cash used for operating activities	(72,786)	(45,368)	(8,913)	(5,913)	(9,199)

Cash flows from investing activities:
Purchase of property and equipment	(2,294)	(1,042)	(3,275)	(2,434)	(648)
Proceeds from sale of assets	—	—	—	—	386
Acquisition of businesses, net of cash acquired	(44,358)	—	—	—	—
Purchases of restricted investments	—	(1,551)	(120)	(121)	—
Purchase of equity investments	(4,100)	—	—	—	—

Net cash used for investing activities	(50,752)	(2,593)	(3,395)	(2,555)	(262)

Cash flows from financing activities:
Net cash transfers from Palm, Inc.	123,361	26,976	1,484	2,556	6,000
Capital contributions from (distribution to) Palm, Inc.	—	31,118	(2,922)	—	—
Sale of Series A redeemable convertible preferred stock	—	—	20,000	20,000	—
Note payable to Palm, Inc.	—	20,000	—	—	—
Other, net	(159)	204	499	177	(25)

Net cash provided by financing activities	123,202	78,298	19,061	17,621	5,975

Effect of exchange rate changes on cash	63	(32)	24	55	86
Change in cash and cash equivalents	(273)	30,305	6,777	9,098	(3,400)
Cash and cash equivalents, beginning of period	656	383	30,688	30,688	37,465

Cash and cash equivalents, end of period	$383	$30,688	$37,465	$39,786	$34,065

Other cash flow information:
Cash paid for income taxes	$12	$23	$1,995	$1,329	$163

Supplemental disclosure of non-cash activities:
Transfer of net assets from Palm, Inc. related to business acquisitions	$3,070	$11,000	$—	$11,000	$—

Contribution of note payable to Palm, Inc.	$—	$—	$—	$—	$20,000

Assumption of convertible subordinated note	$—	$—	$—	$—	$(15,000)

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Background and Basis of Presentation

On August 27, 2001, Palm, Inc. (“Palm”) announced its plan to form a wholly owned subsidiary to own and operate Palm’s operating system platform and licensing business, subsequently named PalmSource, Inc. (“PalmSource” or the “Company”). PalmSource develops and licenses operating system software, personal information management applications and software development tools for mobile information devices. PalmSource targets device manufacturers, as well as developers, enterprises and consumers with its Palm operating system, or Palm OS. PalmSource’s product offerings include Palm OS, Palm Digital Media and services and support. In August 2003, the Palm Digital Media product line was sold to PalmGear, Inc. (“PalmGear”). For additional information on the PalmGear transaction, see Note 3, Acquisitions and Dispositions.

In December 2001, PalmSource was incorporated in Delaware as a wholly owned subsidiary of Palm, and as of December 3, 2001, authorized and issued 50,000 shares of Series A preferred stock to Palm in exchange for the assignment to PalmSource of certain of Palm’s assets and liabilities, including intellectual property. Effective May 9, 2002, PalmSource’s board of directors authorized a re-capitalization of the authorized and outstanding Series A preferred stock into common stock and a simultaneous 1,000-for-1 stock split, resulting in 50,000,000 shares of PalmSource common stock issued and outstanding and owned by Palm which was later re-capitalized as 10,000,000 shares of common stock via a one for five reverse stock split. The one for five reverse stock split was approved by the Company’s board of directors on June 30, 2003 and became effective on September 22, 2003. Shares outstanding and net loss per share have been adjusted for periods presented prior to the effective date.

In December 2001, Palm and PalmSource entered into a Master Separation and Distribution Agreement, as amended June 3, 2003, (the “Separation Agreement”) under which Palm transferred to PalmSource at December 3, 2001, the date of legal separation (the “Separation Date”), substantially all of the assets and liabilities of Palm’s operating system and software business except for the Palm brands, trademarks and certain other related intellectual property which were transferred at a later date. (See Note 14, Transactions with Palm.)

On October 7, 2002, Sony Corporation of America (“Sony”) invested $20.0 million in PalmSource, purchasing 3,333,333 shares of the Company’s Series A redeemable convertible preferred stock. The shares of the preferred stock were automatically converted into 666,666 shares of the Company’s common stock immediately prior to the October 28, 2003 distribution of PalmSource common stock by Palm to Palm’s stockholders.

On October 28, 2003, Palm stockholders approved the PalmSource distribution from Palm and Palm distributed all of the outstanding shares of PalmSource’s common stock owned by Palm to Palm’s stockholders on a pro-rata basis. At the same time as the distribution, Palm acquired Handspring, Inc. and the combined entity changed its name to palmOne, Inc.

Palm sells devices that incorporate PalmSource software to its customers under the terms of a Software License Agreement, as amended, (the “Software License Agreement”). Under the terms of this agreement, PalmSource has granted Palm certain rights to use, produce, grant end user sublicenses and distribute certain software for the period December 3, 2001 to December 3, 2006, and may be renewed by mutual written consent. PalmSource receives license and royalty fees based upon the shipment of Palm’s products, which incorporate PalmSource software or

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on distribution by Palm of PalmSource software, subject to minimum annual commitments of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring December 3, 2006. PalmSource also receives fees for support and services. For periods prior to December 3, 2001, there is no revenue recorded from Palm, as the Software License Agreement was not effective until December 3, 2001. However, costs were incurred during these periods as the Company was supporting Palm. (See Note 14, Transactions with Palm.)

The combined and consolidated financial statements of PalmSource reflect the results of operations, financial position, changes in stockholders’ equity / net investment (deficit) and cash flows applicable to the Company and its subsidiaries, after elimination of intercompany transactions. The combined financial statements of PalmSource are derived from the historic books and records of Palm, using Palm’s historical bases in the assets and liabilities and the historical results of operations of the Palm OS platform and licensing business. Changes in stockholders’ equity/net investment (deficit) represent Palm’s transfer of its net investment in PalmSource, after giving effect to the net loss of PalmSource plus net cash transfers and other transfers to and from Palm. Subsequent to the Separation Date, the Company has relied on Palm for administrative, management and other services and is billed by Palm for these services. PalmSource’s reliance on Palm (a licensee of PalmSource) for such services has gradually declined as PalmSource has established its own independent systems and infrastructure for administration, management and other services. The financial information included herein may not reflect the combined and consolidated financial position, results of operations, changes in stockholders’ equity/net investment (deficit) and cash flows of PalmSource in the future or what they would have been had PalmSource been a separate stand-alone entity during the periods presented.

The combined and consolidated financial statements include allocations of certain Palm expenses, including centralized legal, accounting, treasury, real estate, information technology and other Palm corporate services and infrastructure costs. The expense allocations have been determined on the bases that Palm and PalmSource considered to be reasonable reflections of the utilization of services provided or the benefit received by PalmSource.

Prior to the distribution, related party revenues in the combined and consolidated financial statements included revenues from Palm and Sony, a PalmSource stockholder. Subsequent to the distribution, related party revenues, cost of revenues and accounts receivable in the combined and consolidated financial statements only included those from Sony. The majority of the Company’s cost of revenues are of a fixed nature, either amortization of intangibles or term license fees paid to technology vendors recognized ratably, and are not directly related or allocable to either third-party or related party revenues. The Company incurred separately identifiable costs directly associated with related party professional services revenue of $0 million, $0.2 million and $0.3 million for the years ended May 31, 2001, 2002 and 2003, respectively, and $0.3 million (unaudited) and $23,000 (unaudited) for the six months ended November 30, 2002 and November 30, 2003, respectively.

Note 2.    Significant Accounting Policies

Fiscal Year

PalmSource’s 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal years 2001, 2002 and 2003 each contained 52 weeks. PalmSource’s fiscal quarters end on a Friday and

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are generally thirteen weeks in length. For presentation purposes, the periods have been presented as ending on May 31 and November 30.

Use of Estimates in the Preparation of Combined and Consolidated Financial Statements

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in PalmSource’s combined and consolidated financial statements and the accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allocations from Palm, goodwill impairments, loss contingencies, restructuring and income taxes. Actual results could differ from these estimates.

The combined and consolidated statement of operations and of cash flows for the six months ended November 30, 2002 and 2003 and the consolidated balance sheet data as of November 30, 2003 are unaudited but in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of PalmSource’s financial position and results of operations for these periods. Results for the six months ended November 30, 2003 are not necessarily indicative of results that may be expected for the entire year.

Principles of Combination and Consolidation

The combined financial statements of the Company have been prepared using Palm’s historical bases in the assets and liabilities and the historical results of operations of Palm’s OS platform and licensing business, except for the accounting for income taxes on a separate return basis. No revenues from Palm have been recorded prior to December 3, 2001, the effective date of the software license agreement between PalmSource and Palm. The consolidated financial statements include the accounts of PalmSource and its subsidiaries from the Separation Date. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents comprise money market accounts and highly liquid debt investments acquired with remaining maturities of three months or less at the time of purchase. Cash equivalents consist principally of money market accounts. Prior to the Separation Date, cash receipts associated with PalmSource’s business were collected by Palm, and Palm funded PalmSource’s disbursements with net transfers being recorded as contributions or distributions in the Palm net investment account. Subsequent to the Separation Date, PalmSource maintains its own cash and cash equivalents. (See Note 14, Transactions with Palm.)

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Financial instruments, which potentially subject PalmSource to significant concentrations of credit risk, consist principally of accounts receivable. Sales to customers are predominately denominated in U.S. dollars. While a significant portion of PalmSource’s accounts receivable is concentrated with a few customers as shown below, generally credit risk is mitigated on the basis that the Company’s customer base is comprised of well-established companies. PalmSource generally sells on open account and performs periodic credit evaluations of its customers’ financial condition. The Company has historically not experienced significant losses from its accounts receivable. There is no allowance for doubtful accounts at May 31, 2001, 2002 and 2003 and November 30, 2002 (unaudited). The allowance for doubtful accounts was $0.1 million at November 30, 2003 (unaudited).

The following individual customers accounted for 10% or more of total revenues for the fiscal periods ended:

	Year Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
Palm and palmOne	—	41%	54%	52%	52%
Handspring	64%	22%	9%	11%	9%
Sony	5%	12%	15%	17%	11%
Nokia	13%	8%	5%	6%	5%

Receivables from related parties in the combined and consolidated financial statements included receivables from Palm and Sony. The outstanding receivable from Palm was $6.6 million and $5.1 million at May 31, 2002 and 2003, respectively and the remaining balance was assumed by palmOne as of the distribution date. The outstanding receivable from Sony was $30,000 and $0.1 million at May 31, 2002 and 2003, respectively, and was $0.1 million (unaudited) at November 30, 2003.

The following individual customers accounted for 10% or more of gross accounts receivable at:

	May 31, 2001	May 31, 2002	May 31, 2003	November 30, 2003
Acer	74%	13%	11%	1%
Group Sense PDA Ltd.	—	—	11%	3%
Handera	—	4%	11%	0%
Hunetec	—	—	11%	0%
Portable Innovation Technology	—	—	19%	1%
Spontaneous Technology	—	—	18%	0%
Symbol	—	34%	1%	5%
Texas Instruments	—	12%	6%	1%

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Investments

Restricted investments consist of U.S. government obligations and certificates of deposit with maturities of three months or less. These investments serve primarily as collateral for certain leases and are restricted as to withdrawal. Restricted investments are held in brokerage accounts in PalmSource’s name.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Costs related to internal use software are capitalized in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company capitalized $1.8 million and $0.5 million (unaudited) related to internal use software during the year ended May 31, 2003 and six months ended November 30, 2003, respectively. Depreciation and amortization are computed over the shorter of the estimated useful lives, lease or license terms on a straight-line basis (generally three to five years).

Goodwill

PalmSource adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets on June 1, 2001, and upon adoption, reclassified acquired workforce to goodwill and ceased amortization of goodwill. PalmSource evaluates the recoverability of goodwill annually, or more frequently if there are indicators such assets may be impaired.

Long Lived Assets

Long lived assets, including identifiable intangible assets and property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable based on the estimated undiscounted future cash flows resulting from the use of the assets and its eventual disposition. When any such impairment exists, the related assets are written down to fair value.

Identifiable intangible assets are amortized using the straight-line method over estimated useful lives ranging from six months to three years.

Software Development Costs

Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. PalmSource believes its current process for developing software is essentially completed concurrent with the product launch; accordingly, no costs have been capitalized to date.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity Investments

Investments in equity securities with readily available fair values are classified as available-for-sale and recorded at cost with subsequent unrealized gains or losses included as a component of other comprehensive income (loss). Investments in equity securities whose fair values are not readily available and for whom PalmSource does not have the ability to exercise significant influence over the investee’s operating and financial policies are recorded at cost. PalmSource evaluates its investments in equity securities on a regular basis and records an impairment charge to interest and other income (expense) when the decline in the fair value below the cost basis is judged to be other-than-temporary. For these investments, management reviews the company’s cash position, recent financing activities, financing needs, earnings/revenue trends, operational performance, management/ownership changes and competition to determine whether a decline in fair value is other than temporary. At May 31, 2003 and November 30, 2003 (unaudited), PalmSource had one investment in a privately held company with a fair value of $0.8 million included in other assets. The Company recognized a charge of $3.2 million during the year ended May 31, 2003 and the six months ended November 30, 2002 for an other-than-temporary impairment of this investment.

Palm, Inc. Net Investment (Deficit)

Palm net investment (deficit) represents Palm’s cumulative net cash and net asset transfers to PalmSource. That portion of receivable from related parties applicable to Palm represents the uncollected amount due to PalmSource principally for royalties due under the terms of the software license agreement with Palm and for professional services provided to Palm. Payable to Palm represents the net amount due to Palm for centralized legal, accounting, treasury, real estate, information technology and other Palm corporate services and infrastructure costs.

Revenue Recognition

The Company’s revenue recognition policy is in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended. When contracts contain multiple elements, wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “Residual Method” prescribed by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Arrangements. Vendor specific objective evidence of fair value is determined based on the price charged when the same element is sold separately or the contractually stated renewal rate. License and royalty revenue consists principally of revenue earned under software license agreements with manufacturers of hand-held devices. License and royalty revenue is recognized when a signed contract exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. License and royalty revenues are generally recognized on a per-unit or net sales basis in the period information is reported by licensees, generally the month or quarter subsequent to the period of sale by the licensee. Upfront license fees from subscription license agreements are generally recognized ratably over the term of the subscription period. When arrangements include bundled professional services and the pattern of performance over the term of the agreement is not discernable or if an arrangement includes ongoing support for which vendor specific objective evidence of fair value does not exist, the entire fee is recognized ratably over the term of the arrangement. Arrangements generally do not allow for product returns and PalmSource has no history of product returns. Accordingly, no allowance for returns has been

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provided. Revenue from minimum commitment and other arrangements payable on extended payment terms are recognized in the period the payment becomes due. If an arrangement includes specified upgrade rights for which sufficient vendor specific objective evidence of fair value does not exist, revenue is deferred until the specified upgrade has been delivered.

Support and service revenue consists primarily of fees for providing unspecified software updates when and if available and technical support for software products. Support revenue is deferred and recognized ratably over the term of the agreement. Service revenue consists primarily of fees received for providing product development, engineering services, consulting and training to licensees and, to a lesser extent, to third-party application developers. Service revenue is generally billed on a time-and-materials basis, and revenue is generally recognized as the services are performed.

PalmSource has recognized license and royalty fees based upon the shipment of Palm’s products which incorporate PalmSource’s software and maintenance and support fees from Palm since December 3, 2001, the effective date of the software license agreement with Palm.

Advertising

Advertising costs consist of direct expenses and allocations from Palm, are expensed as incurred and were $0.2 million, $0.3 million and $1.8 million for fiscal years 2001, 2002 and 2003, and were $0.5 million (unaudited) and $1.0 million (unaudited) for the six months ended November 30, 2002 and 2003, respectively.

Restructuring Costs

Effective for calendar year 2003, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supercedes Emerging Issues Task Force Issue (“EITF”) No. 94-3, Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), PalmSource records liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF No. 94-3, the Company accrued for restructuring costs on commitment to a firm exit plan that specifically identified all significant actions to be taken. PalmSource records initial restructuring charges based on assumptions and related estimates it deems appropriate for the economic environment at the time these estimates are made. PalmSource reassesses restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and records new restructuring accruals as liabilities are incurred.

Separation Costs

Separation costs consist of costs related to the separation of PalmSource from Palm and the proposed distribution of the outstanding shares of PalmSource’s common stock to Palm’s stockholders, such as consulting and professional fees. In addition, separation costs include allocated costs related to Palm’s separation from 3Com, based on the allocation methodology for Palm corporate expenses. (See Note 14, Transactions with Palm.)

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

For periods prior to the Separation Date until the distribution on October 28, 2003, PalmSource’s operating results have been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of certain foreign subsidiaries. The provision for income taxes in PalmSource’s combined and consolidated financial statements has been determined on a separate-return basis for all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company. Prior to July 27, 2000, Palm’s operating results were included in certain 3Com-consolidated U.S., state, and foreign income tax returns.

Foreign Currency Translation

For foreign subsidiaries with their local currency as their functional currency, assets and liabilities are translated to U.S. dollars, at year-end exchange rates as of the balance sheet date, and revenues, expenses, gains and loses are translated at average exchange rates during the year. Resulting foreign currency translation adjustments are included as a component of other comprehensive income (loss).

For PalmSource entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated to U.S. dollars at the year-end exchange rates except for non-monetary balance sheet items, which are translated at historical exchange rates. Gains or losses resulting from foreign currency translation of $0, $0.1 million and $0.4 million in fiscal years 2001, 2002 and 2003 and $37,000 (unaudited) and $0.5 million (unaudited) at November 30, 2002 and 2003, respectively, are included in interest and other income (expense) in the combined and consolidated statements of operations.

Stock-Based Compensation

PalmSource employees participate in Palm and PalmSource employee stock plans, which are described more fully in Note 9, Stockholders’ Equity. The Company accounts for activity under its stock plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25) and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. PalmSource accounts for stock-based compensation relating to equity instruments based on the fair value of options or warrants estimated using the Black-Scholes option valuation model on the date of grant and re-measured until the measurement date in compliance with the EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation expense is amortized using the multiple option approach in compliance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Under APB No. 25, the Company generally recognizes no compensation expense with respect to shares issued under Palm’s employee stock purchase plan and options granted to

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PalmSource employees under Palm’s and PalmSource’s stock option plans, collectively called “options.” Concurrently, the Palm and PalmSource stock option plans also allows for the issuance of restricted stock awards, under which shares of Palm and PalmSource common stock are issued at par value to key PalmSource employees, subject to vesting restrictions, and for which compensation expense equal to the fair market value on the date of the grant is amortized over the vesting period.

Pursuant to FIN No. 44, options assumed in a purchase business combination are valued at the date of acquisition at their fair value calculated using the Black-Scholes option valuation model. The fair value of the assumed options is included as part of the purchase price. The intrinsic value attributable to the unvested options is recorded as unearned stock-based compensation and amortized over the remaining vesting period of the related options. Options assumed by Palm related to the business combination made on behalf of PalmSource subsequent to July 1, 2000 (the effective date of FIN No. 44) have been accounted for pursuant to FIN No. 44 and reflected in the financial statements of PalmSource as a component of net assets transferred from Palm related to business acquisitions. Subsequent amortization of deferred stock-based compensation by Palm has been reflected in the financial statements of PalmSource as transfer of stock-based compensation from Palm and included in the operating results of PalmSource.

The following table illustrates the effect on net loss and net loss per share if PalmSource had elected to recognize stock-based compensation expense based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123. For the purposes of this disclosure, the estimated fair value of the options and restricted stock are assumed to be amortized to expense over the vesting periods, using the multiple option approach.

(In thousands, except per share amounts)	Years Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
Net loss, as reported	$(84,018)	$(51,247)	$(21,760)	$(19,054)	$(12,911)
Add: Stock-based compensation included in reported net loss	1,236	1,800	1,597	945	3,573
Less: Stock-based compensation expense determined under fair value method for all awards	(27,900)	(22,289)	(10,931)	(15,108)	6,225

Pro forma net loss	$(110,682)	$(71,736)	$(31,094)	$(33,217)	$(3,113)

Net loss per share, as reported—basic and diluted	$(8.40)	$(5.12)	$(2.18)	$(1.91)	$(1.28)

Pro forma net loss per share—basic and diluted	$(11.07)	$(7.17)	$(3.11)	$(3.32)	$(0.31)

The reversal of stock-based compensation expense of $6.2 million determined under the fair value method for the six months ended November 30, 2003 was primarily due to the cancellation of Palm options to PalmSource employees on the distribution date and the cancellation of options to certain key executives in connection with the voluntary stock option exchange program (see Note 9, Stockholders’ Equity).

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123 allows the use of option valuation models that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by PalmSource employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. See Note 9, Stockholders’ Equity, for a discussion of the assumptions used in the option valuation model and estimated fair value for employee stock options.

Net Loss Per Share

For periods prior to the distribution of all of the outstanding shares of PalmSource’s common stock owned by Palm to Palm’s stockholders on October 28, 2003, basic and diluted net loss per share amounts have been computed by dividing the net loss for the period by the 10,000,000 shares of PalmSource common stock outstanding after the incorporation of PalmSource in Delaware, adjusted for the re-capitalization of the authorized and outstanding Series A preferred stock into Class C Common Stock, the 1,000-for-1 conversion of the PalmSource common stock held by Palm and the one for five reverse stock split. (See Note 1, Background and Basis of Presentation.)

Basic net loss per share is calculated based on the weighted average shares of common stock outstanding during the period, excluding shares of restricted stock subject to repurchase. Diluted net loss per share is calculated based on the weighted average shares of common stock outstanding and shares of common stock equivalents. Common stock equivalents consist of stock options and common stock subject to repurchase, calculated using the treasury stock method, and convertible preferred stock, calculated using the if-converted method. Diluted net loss per share does not include outstanding Palm options held by PalmSource employees, as these are not options to purchase PalmSource stock. The following weighted average stock options and outstanding shares of convertible preferred stock and restricted stock were excluded from the calculation of diluted net loss per share because the effect would have been anti-dilutive for the years ended May 31, 2001, 2002 and 2003 of none, 99,000 and 1,604,000, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss plus net unrealized gain (loss) on investments and accumulated foreign currency translation adjustments.

Effects of Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The adoption of EITF No. 00-21 impacted the Company’s financial position and results of operations as disclosed in Note 3, Acquisitions and Dispositions.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. PalmSource adopted this interpretation during the third quarter of fiscal year 2003, which had no impact on the Company’s historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, an amendment of SFAS No. 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. PalmSource adopted this statement in fiscal year 2003, which had no impact on the Company’s historical financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In general, a variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both. The consolidation requirements of FIN No. 46 are effective immediately for VIEs created after January 31, 2003. The consolidation requirements for older VIEs are effective for financial statements of interim or annual periods beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 for older VIEs to the end of the first interim or annual period ending after December 15, 2003. Certain of the disclosure requirements are effective for all financial statements issued after January 31, 2003, regardless of when the VIE was established. The adoption of FIN No. 46 did not have a material impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. SFAS No. 149 also amends the definition of an underlying to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The adoption

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of SFAS No. 149 did not have an impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which for PalmSource is the second quarter of fiscal year 2004. The adoption of SFAS No. 150 did not have a material impact on the Company’s historical financial position or results of operations.

Note	3. Acquisitions and Dispositions

Acquisitions

During the second quarter of fiscal year 2002, Palm completed its purchase of specified assets of Be Incorporated (“Be”), including substantially all of Be’s intellectual property and other technology assets. The assets acquired were assumed to have been contributed to the Company by Palm at the date of acquisition. Be was a provider of software solutions designed specifically for Internet appliances and digital media. In addition to the asset purchase, Palm hired a substantial majority of Be’s engineers to work for the PalmSource business. Potential benefits of the acquisition include the possibility of integrating Be’s operating system technology into future versions of the Palm OS to provide greater Internet, communications and multimedia capability. The total purchase price of $12.2 million consisted of $11.0 million of Palm common stock (205,223 shares issued, as adjusted for Palm’s October 2002, 1-for-20 reverse stock split) and $1.2 million of direct transaction costs. The transaction was accounted for as a purchase pursuant to SFAS No. 141, Business Combinations. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill related to the acquisition is not amortized and will be tested at least annually for impairment. The goodwill for the Be acquisition is deductible for tax purposes. The consolidated financial statements include the operating results of the business from the date of acquisition. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the year ended May 31, 2001.

During the fourth quarter of fiscal year 2001, Palm completed the acquisition of peanutpress.com, Inc. (“peanutpress”). The total purchase price of $5.3 million consisted of $5.0 million of cash and $0.3 million of direct transaction costs. Total liabilities assumed in the transaction of $0.1 million included accounts payable, accrued liabilities, and contractual commitments. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Palm at the date of acquisition. peanutpress was a provider of eBooks and Internet-based content management services. peanutpress developed, archived, hosted, and securely distributed eBook collections on behalf of publishers of books. This acquisition has been accounted for using the purchase method of accounting under APB No. 16, Business Combinations. Approximately $0.2 million of the purchase price of peanutpress represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the periods presented.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the third quarter of fiscal year 2001, Palm completed the acquisition of WeSync.com, Inc. (“WeSync”). The total purchase price of $46.1 million consisted of $39.5 million of cash, $5.8 million of stock options assumed and direct transaction costs of $0.8 million. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Palm at the date of acquisition. WeSync was a provider of wireless synchronization technologies. WeSync’s technologies enabled work and personal groups using the company’s free web-based service to share and synchronize changes to calendars and contacts on handhelds running the Palm operating system and PCs. This acquisition has been accounted for using the purchase method of accounting under APB No. 16, Business Combinations. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the periods presented.

The purchase prices were allocated based on the valuations, generally using a discounted cash flow approach, of purchased core technology, purchased in-process technology, non-compete covenants, assembled workforce and other identifiable intangible assets as follows (in thousands):

	Be	peanutpress	WeSync
Core technology	$800	$940	$6,280
Non-compete covenants	780	90	60
Assembled workforce	—	480	710
Publisher relationships	—	710	—
Purchased in-process technology	—	210	—
Net tangible assets (including cash acquired and retained by Palm of $0, $0, and $106, respectively)	—	77	—
Deferred stock-based compensation	—	—	2,759
Goodwill	10,570	2,782	36,340

Purchase price	$12,150	$5,289	$46,149

Identifiable intangible assets are being amortized over periods ranging from six months to three years. Under APB No. 16, acquired workforce was identified in the purchase price allocations for peanutpress, and WeSync and upon the adoption of SFAS No. 142 has been reclassified to goodwill. (See Note 5, Goodwill and Other Intangible Assets.)

The following unaudited pro forma results of operations present the combined results of operations of PalmSource and as if the acquisition had occurred as of the beginning of the period presented. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and other intangible assets and the elimination of amounts paid to Be for professional services.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The historical results of PalmSource for fiscal year 2002 and the preacquisition period during five and half months ended November 12, 2001 for Be have been combined for purposes of presenting these unaudited pro forma results of operations. (In thousands, except per share data):

Year Ended May 31, 2002
(Pro Forma/ Unaudited)
Revenue	$44,950
Net loss	$(51,548)
Net loss per share—Basic and diluted	$(5.15)

These unaudited pro forma results of operations have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred at the beginning of the period presented, or which may result in the future. Unaudited pro forma net loss per share is calculated using common stock outstanding of 10,000,000 shares as adjusted for the one for five reverse stock split.

Dispositions

On August 29, 2003, PalmSource and PalmGear consummated certain transactions related to a stock purchase agreement, strategic alliance and service provider agreement and a brand license agreement between the parties. Prior to August 29, 2003, no pre-existing related party interest between PalmSource and PalmGear. In connection with the closing of the transactions, PalmSource sold its wholly-owned subsidiary whose assets comprised the Palm Digital Media product line to Palm Gear. In addition, as part of the strategic alliance, PalmGear agreed to support an online store, at PalmSource’s U.S. website, for Palm OS applications, and PalmSource provided PalmGear certain rights to a customer database. The initial term of the strategic alliance is three years. The total transaction fee from the above described transactions equaled $4.0 million. However, this amount is subject to a maximum $0.3 million contingent holdback based upon Palm Digital Media meeting certain financial metrics for the five month period ending January 31, 2004, thereby, resulting in current total proceeds of $3.7 million. In accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, PalmSource concluded that the entire arrangement represents a single unit of accounting as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, $3.3 million, representing net proceeds of $3.7 million less the book value of net assets of $0.4 million transferred to PalmGear, is being recognized ratably over the three-year term of the arrangement. In addition, PalmSource is guaranteed additional future minimum fees from the strategic alliance and service provider agreement of $1.4 million over the three-year term of the arrangement.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Balance Sheet Detail

Property and equipment, net, consist of the following (in thousands):

	May 31, 2002	May 31, 2003	November 30, 2003
			(Unaudited)
Equipment and internal use software	$5,274	$7,664	$7,960
Leasehold improvements	261	871	880
Furniture and fixtures	326	338	264

Total	5,861	8,873	9,104
Accumulated depreciation and amortization	(3,469)	(5,454)	(6,219)

	$2,392	$3,419	$2,885

Depreciation and amortization expense related to property and equipment was $1.3 million, $1.6 million, and $2.2 million for the years ended May 31, 2001, 2002, and 2003, and $0.8 million (unaudited) and $1.1 million (unaudited) for the six months ended November 30, 2002 and 2003, respectively.

Other accrued liabilities consist of the following (in thousands):

	May 31, 2002	May 31, 2003	November 30, 2003
			(Unaudited)
Payroll and related expenses	$2,719	$2,730	$4,035
Accrued legal expenses	357	3,414	1,903
Guarantee of fair value of Palm restricted stock	708	1,750	—
Other	1,067	1,321	2,158

Total	$4,851	$9,215	$8,096

Note 5.    Goodwill and Other Intangible Assets

PalmSource adopted SFAS No. 142, Goodwill and Other Intangible Assets, on June 1, 2001. On adoption, PalmSource determined that its operations represent a single reporting unit. During the year ended May 31, 2002, PalmSource completed the transitional and annual impairment tests, and determined the fair value to exceed the carrying amount and that no impairment of goodwill was indicated.

Intangible assets consist of the following (in thousands):

	Amortization Period	Gross Carrying Amount	May 31, 2002		May 31, 2003
			Accumulated Amortization	Net	Accumulated Amortization	Net
Core technology	24-48 months	$14,849	$(9,930)	$4,919	$(14,223)	$626
Non-compete covenants	6-24 months	930	(356)	574	(767)	163
Publisher relationships	36 months	710	(286)	424	(523)	187
Other	36 months	1,100	(1,100)	—	(1,100)	—

		$17,589	$(11,672)	$5,917	$(16,613)	$976

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited:

	Amortization Period	Gross Carrying Amount	November 30, 2003
			Accumulated Amortization	Net
			(Unaudited)	(Unaudited)
Core technology	24-48 months	$13,909	$13,664	$245
Non-compete covenants	6-24 months	840	840	—
Publisher relationships	36 months	—	—	—
Other	36 months	1,100	1,100	—

		$15,849	$15,604	$245

There was no change in the gross carrying amount of intangible assets from May 31, 2002 to May 31, 2003. All of PalmSource’s identifiable intangible assets are subject to amortization. On adoption of SFAS No. 142 on June 1, 2001 acquired workforce was reclassified as goodwill and no longer amortized.

Estimated future amortization expense of identifiable intangible assets is $0.1 million (unaudited) and $0.3 million (unaudited) for the remaining six months ending May 31, 2004 and year ending May 31, 2005, respectively.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of May 31, 2001	$40,783
Reclassification of acquired workforce	1,492

Balance as of June 1, 2001	42,275
Goodwill acquired during the period	10,570

Balance as of May 31, 2002	52,845
Goodwill acquired during the period	—

Balance as of May 31, 2003	52,845
Goodwill acquired during the period*	—

Balance as of November 30, 2003*	$52,845

*	Unaudited

Had the provisions of SFAS No. 142 been applied for the year ended May 31, 2001, PalmSource net loss and net loss per share would have been as follows (in thousands, except per share amounts):

Year Ended May 31, 2001
Net loss, as reported	$(84,018)
Add back amortization:
Goodwill	5,406
Acquired workforce	692

Adjusted net loss	$(77,920)

Net loss per share:
Net loss per share—basic and diluted, as reported	$(8.40)
Add back amortization of goodwill and acquired workforce	0.61

Adjusted net loss per share—basic and diluted	$(7.79)

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net loss per share has been calculated using common stock outstanding of 10,000,000 shares as adjusted for the one for five reverse stock split for each period presented.

Note 6.    Debt (Unaudited)

In October 2003, the Company entered into an agreement with Silicon Valley Bank for a $15.0 million revolving line of credit. Borrowings under the line of credit are to be repaid on or before October 10, 2005 and bear interest at the Company’s option at either the prime rate plus 1.75% per annum or LIBOR plus 4.75% per annum. Borrowings under the line of credit are collateralized by substantially all of the Company’s assets except for the Company’s intellectual property. The agreement requires the Company to maintain certain non-financial covenants and financial covenants, which require the Company to maintain minimum amounts of revenue, profitability, cash, and liquidity. At November 30, 2003, no borrowings were outstanding under the line of credit.

Following the distribution, PalmSource issued a $15.0 million convertible subordinated note to Texas Instruments, Inc. (“Texas Instruments”), bearing interest at 5% per annum and due December 6, 2006. The note does not require collateral but contains a list of events that will constitute a default resulting in the note becoming immediately due and payable. The note is convertible into PalmSource common stock at the option of the holder at any time on or before December 6, 2006 at a rate of 8.3654 shares of common stock for each $1,000 in principal. (See Note 14, Transactions with Palm.)

Note 7.    Commitments

PalmSource’s facilities are leased under operating leases expiring at various dates through September 2005. Certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property. Future minimum lease payments are $0.9 million, $1.4 million and less than $0.1 million for the remaining six months ending May 31, 2004, and years ending May 31, 2005 and 2006, respectively. Rent expense was $4.4 million, $6.4 million, and $4.0 million for the years ended May 31, 2001, 2002 and 2003, and $3.0 million (unaudited) and $1.5 million (unaudited) for the six moths ended November 30, 2002 and 2003, respectively.

In June 2002, PalmSource entered into two royalty agreements with third-party vendors for certain licensed technology which include minimum commitments. In December 2003, one of these royalty agreements was renegotiated and the minimum commitment was eliminated. Future minimum commitments under these agreements are $0.1 million, $0.5 million, $0.5 million, $0.5 million, $0.4 million and $0.3 million for the six months ending May 31, 2004 and for the years ending May 31, 2005, 2006, 2007, 2008 and thereafter, respectively.

PalmSource has certain payments due to palmOne under the business services and other agreements that were entered into with Palm in connection with the separation. The agreements with Palm also include certain indemnifications, including indemnifications of Palm under the tax sharing agreement, of any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution. The terms of such indemnification provide for no limitation for the maximum potential payments for such obligations and accordingly the maximum potential amount of future payments is undeterminable at this time. The Company has not been notified of any claims under these

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indemnifications and has no liabilities recorded for these indemnifications as of May 31, 2003 and November 30, 2003 (unaudited). (See Note 14, Transactions with Palm.)

In July 2002, Palm engaged Morgan Stanley to provide it with advice and assistance in connection with a possible separation of PalmSource. In accordance with the amended and restated separation agreements, PalmSource is required to pay the fees due to Morgan Stanley in connection with this engagement. At November 30, 2003, $3.3 million (unaudited) in fees was included in accrued liabilities.

In August 2002, Palm engaged Needham & Company, Inc. to provide it with advice and assistance in connection with a possible separation of PalmSource. In accordance with the amended and restated separation agreements, PalmSource is required to pay the fees due to Needham & Company, Inc. in connection with this engagement. At November 30, 2003, $0.4 million (unaudited) in fees was included in accrued liabilities.

Under the indemnification and warranty provisions of the Company’s standard software license agreements, the Company agrees to defend the licensee against third-party claims asserting infringement by the Company’s products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the licensee. The Company has never incurred significant expense under its product or services indemnifications or warranty provisions. As a result, the Company believes the estimated fair value on these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of May 31, 2003 or November 30, 2003 (unaudited).

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. These indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002, however, new directors added under these arrangements will not be grandfathered. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company had no liabilities recorded for these agreements as of November 30, 2003 (unaudited).

The Company had made certain acquisitions prior to the adoption of FIN No. 45. As part of an acquisition, the Company acquires all of a company’s stock or all of its assets and liabilities including assuming certain indemnification obligations that took place prior to the date of acquisition. The maximum potential amount of future payments the Company could be required to make for such obligations is undeterminable at this time. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, the Company had no liabilities recorded for these obligations as of November 30, 2003.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8.    Redeemable Convertible Preferred Stock

PalmSource’s board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of ownership. In December 2001, PalmSource issued 50,000 shares of Series A preferred stock to Palm. Effective May 9, 2002, PalmSource’s board of directors authorized a re-capitalization of the authorized and outstanding Series A preferred stock into common stock and a simultaneous 1,000-for-1 stock split, resulting in 50,000,000 shares of PalmSource common stock issued and outstanding and owned by Palm, which was re-capitalized as 10,000,000 shares of PalmSource common stock via the one for five reverse stock split.

On October 7, 2002, Sony invested $20.0 million purchasing 3,333,333 shares of the Company’s Series A redeemable convertible preferred stock (“Series A”) at a purchase price of $6.00 per share, representing a 6.25% interest in PalmSource. PalmSource’s board of directors had designated 10,000,000 shares of the authorized 50,000,000 of preferred stock as Series A. In connection with the sale of Series A the Company entered into a registration rights agreement pursuant to which Sony has registration rights with respect to the shares of common stock into which the shares of Series A are convertible. The holders of Series A have various rights and preferences as follows:

Voting:    Holders of Series A are entitled to the number of votes equal to the equivalent number of shares of common stock into which the Series A is convertible and vote together as one class with the holders of Class A common stock.

Dividends:    Holders of Series A are entitled to receive a proportionate share of any dividend declared by the board of directors as though the holders of the Series A were the holders of an equivalent number of shares of common stock into which the Series A is convertible. No dividends on the redeemable convertible preferred stock or common stock have been declared by the board of directors since inception.

Liquidation:    In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and redeemable convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, but excluding a tax free spin-off, the holders of Series A as a class will be entitled to receive in preference to the common shareholders $6.00 per preferred share. In the event that funds are insufficient to pay the full preferential amounts entitled, then the assets and funds of the Company will be distributed ratably among the holders of Series A. Any remaining assets and funds of the Company after the distribution of the preferential amounts to Series A shall be distributed ratably to the common shareholders.

Redemption:    Outside certain preferences granted upon liquidation which result in the classification of the Series A as redeemable, the holders of the Series A have no redemption rights.

Conversion:    Each share of Series A shall be convertible to nonassessable shares of Class A common stock at the option of the holder at any time after the date of issuance of such share. The initial conversion price was $6.00 per share which became $30.00 per share based on the one for five reverse stock split. In addition, each share of Series A shall automatically be converted into shares of Class A common stock at the effective conversion price immediately

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prior to a tax-free spin-off, upon the closing of a firm commitment underwritten public offering, or at the election by 75% of the holders. Subsequent to conversion, holders of Class A common stock are entitled to certain deemed registration rights for sale in the public market.

Unaudited:    The shares of Series A were automatically converted into 666,666 shares of the Company’s common stock immediately prior to the October 28, 2003 distribution of PalmSource’s common stock by Palm to Palm’s stockholders.

Note 9.    Stockholders’ Equity

On the distribution date, the Company’s Board of Directors approved the Amended and Restated Certificate of Incorporation, which amended the number of shares of common stock authorized for issuance to 100,000,000 share and the number of shares of preferred stock authorized for issuance to 5,000,000 shares.

Common Stock

On June 30, 2003, the Company’s Board of Directors approved a one-for-five reverse stock split of the issued and outstanding shares of Class C common stock of the Company. The one-for-five reverse stock split was effected on September 22, 2003. Shares outstanding have been retroactively adjusted for periods presented prior to September 22, 2003.

The holders of PalmSource’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by PalmSource’s board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up, the holders of PalmSource’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of PalmSource’s common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to PalmSource’s common stock.

Employee Stock Purchase Plan

Prior to the distribution date, eligible PalmSource employees could contribute up to 10% of their compensation, as defined in the Palm Employee Stock Purchase Plan, towards the purchase of shares of Palm common stock at a price of 85% of the lower of the fair market value at the beginning of the 2-year offering period or the end of each six-month purchase period. The Palm employee stock purchase plan provided for annual increases in the number of shares available for issuance on the first day of each fiscal year equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 500,000 shares, or a lesser amount as may be determined by the Palm board of directors. As of the distribution date, PalmSource employees ceased to be employees of Palm or a subsidiary of Palm and in accordance with the terms of the plan, their right to purchase shares under the Palm Employee Stock Purchase Plan terminated and any amounts withheld will be refunded.

On June 30, 2003, the Company’s Board of Directors adopted the PalmSource 2003 Employee Stock Purchase Plan (“ESPP”). The ESPP provides eligible employees, including

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employees of participating subsidiaries, with the opportunity to purchase shares of the Company’s common stock through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code. The Company has reserved a total of 400,000 shares of common stock, as adjusted for the one-for-five reverse stock split, and subject to annual increases beginning in 2005 for issuance pursuant to the ESPP.

Stock Option Plans

Certain eligible PalmSource employees have been granted options to purchase PalmSource common stock under PalmSource’s 2001 Stock Option Plan. These options are granted at prices not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. PalmSource’s stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock may be issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. To the extent that PalmSource grants restricted stock in the future, compensation expense will be recognized as the granted shares vest. No PalmSource restricted stock awards had been granted as of May 31, 2003. The maximum aggregate number of shares that may be subject to option and sold under the Plan is 2,000,000 shares as adjusted for the one for five reverse stock split prior to the distribution date, of the issued and outstanding shares of common stock.

On June 30, 2003, the Company’s Board of Directors approved the adoption of the PalmSource 2003 Equity Incentive Plan and the termination of the 2001 Stock Option Plan effective as of August 1, 2003. The Equity Incentive Plan provides for the grant of the following types of incentive awards: (1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) performance units and (5) performance shares. The Company has reserved a total of 3,626,294 shares of its common stock, as adjusted for the one-for-five reverse stock split, and subject to annual increases beginning in 2005 for grant under the Equity Incentive Plan, which includes shares that have been reserved but not granted pursuant to options under PalmSource’s 2001 Stock Plan and any shares returned to PalmSource’s 2001 Stock Plan as a result of the termination of options or the repurchase of unvested shares issued under the 2001 Stock Plan. For the six months ended November 30, 2003, 1,728,000 options (unaudited) were granted.

Certain PalmSource employees hold options to purchase shares of Palm common stock granted under the Palm Stock Option Plan. Under the Palm Stock Option Plan, options are generally granted at not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. The Palm Stock Option Plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. During the years ended May 31, 2001, 2002 and 2003 PalmSource recognized compensation expense of $1.0 million, $1.8 million and $2.1 million, respectively, related to Palm restricted stock grants, including the guarantee of fair value of Palm restricted stock. As of the distribution date PalmSource employees ceased to be employees of Palm or a subsidiary of Palm and in accordance with the terms of the plan, employees who had Palm restricted stock grants forfeited the unvested portion of such grants at the distribution date.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of the distribution date, PalmSource employees ceased to be employees of Palm or a subsidiary of Palm, and in accordance with the terms of the Palm Stock Option Plan, PalmSource employees who have Palm stock options forfeited the unvested portion of such stock options on that date. The number of shares and the exercise price of vested Palm stock options held by PalmSource employees were adjusted at the distribution date using a conversion formula. The adjustment of the vested portion of Palm options were done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the distribution are the same, and (2) the ratio of the exercise price per option to the market value per share is not reduced. In accordance with the terms of the Palm Stock Option Plan, PalmSource employees will generally have three months from the distribution date to exercise adjusted vested Palm stock options.

The following table summarizes the activity of options held by PalmSource employees under the Palm and PalmSource stock option plans. PalmSource shares and weighted average exercise prices have been adjusted for the one for five reverse stock split of the issued and outstanding shares of common stock (in thousands, except exercise price):

	Palm stock options		PalmSource stock options
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, May 31, 2000	114	$691.19	—	$—
Granted	311	351.69	—	—
Exercised	(28)	308.45	—	—
Cancelled	(39)	605.82	—	—

Outstanding, May 31, 2001	358	435.54	—	—
Granted	305	91.96	1,189	40.00
Exercised	(1)	11.62	—	—
Cancelled	(189)	402.59	—	—

Outstanding, May 31, 2002	473	228.38	1,189	40.00
Granted	342	14.10	9	30.00
Exercised	(1)	12.81	—	—
Cancelled	(193)	207.27	(120)	40.00

Outstanding, May 31, 2003	621	$117.47	1,078	$39.92

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of Palm stock options held by PalmSource employees under the Palm Stock Option Plans (in thousands, except exercise price) as of May 31, 2003 is as follows:

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average exercise price	Weighted average contractual life (in years)	Number of shares	Weighted average exercise price
$8.80 to $13.59	56	$11.84	9.54	1	$10.41
$13.80 to $13.80	203	13.80	9.23	46	13.80
$14.00 to $72.00	72	35.72	9.14	9	64.21
$72.80 to $72.80	45	72.80	8.49	45	72.80
$75.00 to $104.80	116	103.13	8.19	111	104.24
$154.00 to $1,187.50	129	401.96	7.05	103	378.92

$8.80 to $1,187.50	621	$117.47	8.55	315	$175.23

PalmSource stock options outstanding as of May 31, 2003 include options to purchase 1,078,000 shares of PalmSource common stock (adjusted for the one for five reverse stock split) at a weighted average exercise price of $39.92 per share, with a weighted average contractual life remaining of 8.95 years. As of May 31, 2003, 416,958 shares of PalmSource common stock (adjusted for the one for five reverse stock split) were exercisable at an exercise price of $40.00 per share. PalmSource granted 1.7 million shares and cancelled 1.0 million shares during the six months ended November 30, 2003, with weighted average exercise price of $36.30 and $39.99, respectively.

Restricted Stock

On August 4, 2003, the Company, pursuant to the Board of Directors’ approval on June 30, 2003, issued restricted stock to certain key executives of the Company through a voluntary stock option exchange program, an option waiver program and a restricted stock bonus program.

Under the voluntary stock option exchange program, certain key executives were offered the opportunity to exchange outstanding stock option grants for restricted stock and replacement stock options. In connection with the program, 1,042,000 stock options, as adjusted for the one-for-five reverse stock split, were cancelled on August 4, 2003 and, on the same date, 689,490 shares of restricted stock with a purchase price equal to the par value of a share of PalmSource common stock were granted in exchange. In addition 713,914 replacement options are expected to be granted no sooner than the first business day that is at least six months and one day after the calculation date of the exchanged stock option grants, which took place on August 1, 2003, and no later than July 1, 2005. The per-share exercise price for new options will be the closing price of a share of PalmSource common stock on the date of grant.

Under the option waiver program, rights to 335,200 stock options that were to be granted to certain key executives were waived and 170,300 shares of restricted stock of the Company were issued with a purchase price equal to $0.001. In addition, the Company granted 419,415 new options with an exercise price equal to $36.50, the closing price of PalmSource common stock on the date of grant.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, on August 4, 2003, the Company granted to certain key executives, 73,175 shares of restricted stock with a purchase price equal to $0.001.

The issuance of the restricted stock grants to executives resulted in an aggregate of $14.0 million of unamortized stock-based compensation, which is being amortized as a non-cash compensation charge as the restrictions lapse (the vesting period). This restricted stock charge was calculated based on the intrinsic value of each share of restricted stock. The intrinsic value represents the difference between the imputed fair value of $14.98 per share of PalmSource stock on August 4, 2003 and the par value of each share of restricted stock of $0.001 per share. As there was no market for the PalmSource stock on August 4, 2003, the fair value of PalmSource common stock was determined based on the respective market price of Handspring and Palm common stock as of August 4, 2003 and the contractual exchange ratio defined by the Palm and Handspring merger agreement.

On November 7, 2003, the Company granted 30,572 shares of restricted stock to employees with a purchase price equal to $0.001. The issuance of the restricted stock grants to employees resulted in an aggregate of $1.1 million of unamortized stock-based compensation, which is being amortized as a non-cash compensation charge as the restrictions lapse (the vesting period). The restricted stock charge was calculated based on the closing price of PalmSource common stock on November 7, 2003.

The Company amortizes non-cash stock compensation charges over the vesting period using the multiple option approach in accordance with FIN No. 28. The above restricted stock awards vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. During the six months ended November 30, 2002 and 2003, the Company recognized stock compensation expense of $0 million (unaudited) and $3.6 (unaudited), respectively, related to the above restricted-stock grants.

In September 2001, the Company’s President and Chief Executive Officer received two restricted stock grants in aggregate of 7,500 shares of Palm common stock (as adjusted for Palm’s October 2002, 1-for-20 reverse stock split) under a two-year vesting schedule subject to vesting restrictions and a guarantee that the fair market value of the related 7,500 shares of Palm common stock would be at least $2.0 million at September 2003. The guaranteed amount is recorded ratably over the vesting period. As of May 31, 2003, the total fair market value of 7,500 shares of Palm common stock was approximately $0.1 million and $1.7 million was recorded as a liability related to this guarantee. Under the term of Mr. Nagel’s employment agreement, a cash payment was made on September 15, 2003 for approximately $1.9 million, the difference between $2.0 million and the fair market value of the 7,500 shares of Palm common stock on September 15, 2003.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123 Assumptions and Fair Value

The fair value of each option grant during the years ended May 31, 2003, 2002 and 2001 reported above in Note 2, Significant Accounting Policies, was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Palm Stock Option Plans			Palm Employee Stock Purchase Plan			PalmSource Stock Option Plan
	2001	2002	2003	2001	2002	2003	2002	2003
Risk-free interest rate	4.9%	3.3%	2.4%	4.0%	3.4%	2.3%	3.5%	2.1%
Volatility	77%	100%	100%	77%	97%	99%	0%	0%
Option term (in years)	3.1	2.3	3.2	1.8	2.0	2.0	3.0	2.5
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%

Unaudited:

	Palm Stock Option Plans		Palm Employee Stock Purchase Plan		PalmSource Stock Option Plan		PalmSource Employee Stock Purchase Plan
	Period From June 1 to October 28		Period From June 1 to October 28,		Six Months Ended November 30,		Six Months Ended November 30,
	2002	2003	2002	2003	2002	2003	2002	2003
Risk-free interest rate	2.4%	1.5%	2.6%	2.1%	2.6%	2.7%	—	1.9%
Volatility	100%	100%	99%	100%	100%	100%	—	100%
Option term (in years)	3.07	2.0	2.0	2.0	3.5	3.8	—	1.9
Dividend yield	0%	0%	0%	0%	0%	0%	—	0%

The weighted average estimated fair value of Palm stock options granted during the years ended May 31, 2001, 2002 and 2003 was $209.52, $50.89 and $8.88 per share, respectively (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of shares granted under the Palm Employee Stock Purchase Plan during the years ended May 31, 2001, 2002 and 2003 was $150.91, $32.10 and $14.73 per share, respectively, (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of PalmSource stock options granted during the years ended May 31, 2002 and 2003 was $4.01 and $1.52 per share respectively (adjusted for PalmSource’s one for five reverse stock split).

Unaudited:    The weighted average estimated fair value of Palm stock options granted during the six months ended November 30, 2003 was $6.00 per share (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of shares granted under the Palm Employee Stock Purchase Plan during the six months ended November 30, 2003 was $7.93 per share (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of shares granted under the PalmSource Employee Stock Purchase Plan during the six months ended November 30, 2003 was $24.19 per share. The weighted average estimated fair value of shares granted under the PalmSource stock options granted during the six months ended November 30, 2003 was $24.67 per share, (as adjusted for PalmSource’s 1-for-5 reverse stock split).

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.    Income Taxes

The Company has entered into a Tax Sharing Agreement with Palm. (See Note 14, Transactions with Palm.)

The income tax provision consists of the following (in thousands):

	Years Ended May 31,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	—	6	104
Foreign	9	3	1,966

Total current	9	9	2,070

Deferred:
Federal	—	329	306
State	—	83	44

Total deferred	—	412	350

Income tax provision	$9	$421	$2,420

The Company’s foreign taxes are primarily foreign withholding taxes on license revenue reported in the U.S. for which no credit is currently available against U.S. taxes due to the Company’s net loss position.

The income tax provision differs from the amount computed by applying the federal statutory income tax rate to loss before income taxes as follows:

	Years Ended May 31,
	2001	2002	2003
Tax computed at federal statutory rate	35.0%	35.0%	35.0%
Acquired in-process technology and non-deductible goodwill	(1.6)	(0.7)	(1.6)
Foreign taxes	—	—	(10.2)
Separation costs	—	—	(6.4)
Losses and credits not benefited	(33.3)	(34.9)	(28.4)
Other	(0.1)	0.2	(0.9)

Effective tax rate	0.0%	(0.8)%	(12.5)%

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of PalmSource’s deferred income tax assets are (in thousands):

	May 31, 2002	May 31, 2003
Deferred tax assets:
Reserves not currently deductible for tax purposes	$1,640	$1,004
Net operating loss carryforwards	59,733	60,349
Deferred expenses	9,040	10,066
Tax credit carryforwards	1,520	1,729
Deferred revenue	4,201	5,707
Other	822	3,299

Subtotal	76,956	82,154
Valuation allowance	(75,587)	(82,121)

Net deferred tax assets	1,369	33
Deferred tax liabilities:
Goodwill	(169)	(519)
Acquisition intangibles	(1,369)	(33)

Total net deferred tax liabilities	$(169)	$(519)

The valuation allowance reduces deferred tax assets to estimated realizable value due to PalmSource’s history of operating losses. The increase in the valuation allowance is $16.7 million and $6.5 million for the years ended May 31, 2002 and 2003, respectively.

The Company’s operating results historically have been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of certain foreign subsidiaries. The income tax provision in the Company’s combined and consolidated financial statements have been determined on a separate-return basis. Pursuant to the Company’s tax sharing agreement with Palm, approximately $65.4 million of deferred tax assets which arose prior to the formation of the Company as a legal entity on December 3, 2001 are deemed attributes of Palm.

Note 11.    Restructuring Charges

In the third quarter of fiscal year 2003, PalmSource recorded restructuring charges of $2.2 million related to restructuring actions which consisted of workforce reductions of approximately 60 regular employees, primarily in the U.S., facilities and property and equipment to be disposed of or removed from service. The charge was recorded as incurred in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Charges for employee workforce reductions were recorded upon employee notification for employees whose required continuing service period is 60 days or less. Restructuring charges relate to the implementation of a series of actions to better align the Company’s expense structure with its revenues. As of May 31, 2003, headcount reductions were essentially complete. The remaining accrued costs of $0.3 million (unaudited) were paid during the six months ended November 30, 2003.

In the fourth quarter of fiscal year 2002, PalmSource recorded restructuring charges of $1.8 million related to decisions and commitments made in that quarter. These restructuring

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charges consist of workforce reduction costs and excess facilities charges. PalmSource recorded a charge of approximately $1.6 million related to lease commitments on excess facilities that PalmSource exited and removed from service in fiscal year 2003. PalmSource recorded approximately $0.2 million related to workforce reductions primarily related to severance, benefits and related costs due to the reduction of a small number of regular employees in Europe. As of May 31, 2003, headcount reductions were complete and the lease commitments have expired. The adjustment of $0.1 million is due to changes from the original estimate in the settlement of the lease commitments on excess facilities.

In the second quarter of fiscal year 2002, PalmSource reduced its cost structure and recorded charges of $0.2 million for these actions. The second quarter fiscal year 2002 restructuring charge consisted of workforce reduction costs across all geographic regions. Workforce reductions affected approximately ten regular employees. As of May 31, 2003, the headcount reductions were complete.

In the fourth quarter of fiscal year 2001, PalmSource recorded restructuring charges of $2.2 million which consisted of workforce reduction costs of $2.0 million across all geographic regions and costs related to lease commitments of $0.2 million on excess facilities. These workforce reductions affected approximately 45 regular employees. As of May 31, 2002, the headcount reductions were essentially complete and excess facilities had been exited.

Cost reduction actions initiated in the fourth quarter of fiscal year 2001 and the second and fourth quarters of fiscal year 2002 are substantially complete. Cost reduction actions initiated in the third quarter of fiscal year 2003 were substantially at the end of the second quarter of fiscal year 2004 (unaudited).

Accrued liabilities related to the restructuring actions consist of the following (in thousands):

	Q4 2001 Action		Q2 2002 Action	Q4 2002 Action		Q3 2003 Action		Total
	Excess facilities costs	Workforce reduction costs	Workforce reduction costs	Excess facilities costs	Workforce reduction costs	Excess facilities costs	Workforce reduction costs
Restructuring expenses	$177	$2,049	$—	$—	$—	$—	$—	$2,226
Cash payments	—	(734)	—	—	—	—	—	(734)

Balances, May 31, 2001	177	1,315	—	—	—	—	—	1,492
Restructuring expenses	—	—	222	1,586	184	—	—	1,992
Cash payments	(177)	(1,246)	(215)	—	—	—	—	(1,638)
Write-offs	—	(42)	(9)	—	—	—	—	(51)

Balances, May 31, 2002	—	27	(2)	1,586	184	—	—	1,795
Restructuring expenses (adjustments)	—	—	—	(58)	10	172	2,064	2,188
Cash adjustments (payments)	—	(27)	2	(1,528)	(194)	(172)	(1,715)	(3,634)

Balances, May 31, 2003	—	—	—	—	—	—	349	349
Cash adjustments (payments)*	—	—	—	—	—	—	(349)	(349)

Balances, November 30, 2003	$—	$—	$—	$—	$—	$—	$—	$—

*	Unaudited

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Employee Benefit Plan

Eligible PalmSource employees may participate in the 401(k) Plan (“the Plan”). As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 20% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for Company matching contributions as determined by the board of directors. The Company matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in matching contributions according to a three-year vesting schedule based on initial date of hire. In fiscal year 2003, PalmSource adopted a plan with terms substantially similar to the Palm 401(k) plan, and all eligible employees were transferred to such plan. PalmSource’s expense related to 401(k) matching contributions was $0.5 million, $0.5 million and $0.7 million for the years ended May 31, 2001, 2002 and 2003, and $0.3 million (unaudited) and $0.3 million (unaudited) for the six months ended November 30, 2002 and 2003, respectively.

Note 13.    Litigation

Unaudited:    On February 9, 2004, a suit was filed in the United States District Court for the Northern District of California naming the Company as a defendant. The case is captioned E-Pass Technologies, Inc. v. palmOne, Inc., PalmSource, Inc. and Handspring, Inc., Case No. C04-0528. The case alleges that the three defendants have engaged in willful infringement, both direct and contributory, of U.S. Patent No. 5,276,311, titled, “Method and Device for Simplifying the Use of a Plurality of Credit Cards, or the Like,” with respect to certain hardware products allegedly offered for sale by palmOne, PalmSource and Handspring. The complaint seeks injunctive relief, unspecified damages and attorneys’ fees. E-Pass filed similar claims against 3Com and Palm in 2000 alleging infringement of the same patent. The Company intends to defend vigorously against the claim.

Unaudited:    On December 3, 2003, a suit was filed in the United States District Court of Washington at Seattle naming the Company as a defendant. The case is captioned Digeo, Inc. v. Palm, Inc. and Palm Source, Inc., No. C03-3822. The complaint alleges willful infringement of U.S. Patent No. 5,734,823, or the ’823 patent, titled “Systems and Apparatus for Electronic Communication and Storage of Information.” The complaint seeks a preliminary and permanent injunction, unspecified damages and attorneys’ fees. The Company intends to defend vigorously against the claim.

Unaudited:    On September 19, 2003, PalmSource filed suit against Acer, Inc. in the United States District for the Northern District of California. The case is captioned PalmSource, Inc. v. Acer, Incorporated, No. C 03-04285 RMW. In this breach-of-contract suit, PalmSource seeks approximately $4.5 million in unpaid royalties and maintenance and support fees under a licensing agreement between PalmSource and Acer. On November 20, 2003, Acer served an answer and counterclaims seeking in excess of $4.9 million from PalmSource, including amounts Acer paid under the agreement and amounts paid to PalmSource by unspecified competitors of Acer under separate licensing agreements. Acer alleges that we breached the software licensing agreement between PalmSource and Acer by failing to provide development support and marketing support, and also by failing to obtain Acer’s written consent prior to assigning the agreement. Acer further alleges that the same conduct violated the implied covenant of good faith and fair dealing. Finally, Acer alleges that PalmSource unfairly provided

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferential treatment to Acer’s competitors. PalmSource filed its response to Acer’s counterclaims on December 15, 2003. While PalmSource believes PalmSource has meritorious defenses to Acer’s claims, there can be no assurance that PalmSource will be successful in the litigation or that an adverse outcome will not significantly harm PalmSource’s business.

Unaudited:    On July 16, 2003, a suit was filed in the Los Angeles County Superior Court naming PalmSource as a defendant. The case is captioned Chet Taylor, et al. v. Palm, Inc., PalmSource, Inc., and Solutions Group, et al., No. BC299134. The complaint alleges that persons who purchased Palm PDAs with customer-accessible batteries after June 1999 lost data upon battery replacement. The complaint alleges unfair and deceptive business practices in alleged violation of California’s unfair competition statute and Consumer Legal Remedies Act, breach of express and implied warranties and fraud. The complaint seeks unspecified compensatory and punitive damages, restitution and an injunction prohibiting the defendants from similar conduct in the future. palmOne is managing this litigation, and believes it has good defenses for all parties.

On April 28, 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. The case came to be captioned Xerox Corporation v. 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., and Palm Computing, Inc., Civil Action No. 97-CV-6182T. The complaint alleged willful infringement of U.S. Patent No. 5,596,656, or ‘656 patent, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the ‘656 patent in the future. In 2000, the District Court granted summary judgment to the defendants, ruling that the ‘656 patent is not infringed by the Graffiti handwriting recognition software then used in handheld computers using Palm OS. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit, or CAFC. On October 5, 2001, the CAFC affirmed-in-part and reversed-in-part the District Court’s ruling, and the CAFC remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox’s motion for summary judgment that the ‘656 patent is valid, enforceable, and infringed. The defendants appealed. The CAFC remanded the case to the District Court for a determination of the issues of invalidity and enforceability of the ‘656 patent. Following the CAFC’s remand to the District Court, both parties filed motions for summary judgment with the District Court on the issue of invalidity, and the District Court heard those motions on December 10, 2003. The District Court has not yet ruled on these motions for summary judgment, but the Company expects a ruling may be issued anytime in the next six months. The District Court has not set a schedule for resolving the issue of the enforceability of the ‘656 patent. If palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, the CAFC’s February 20, 2003 decision indicates that the District Court should grant Xerox’s request for injunctive relief. If an injunction is obtained by Xerox, it could have a significant adverse impact on PalmSource’s operations and financial condition if licensees have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. In addition, if palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, Xerox has stated in its court pleadings that it will seek at trial a significant compensatory and punitive damage award or license fees from palmOne. Furthermore, if palmOne is not successful in establishing that the ‘656 patent is invalid or unenforceable, palmOne might be liable to palmOne’s licensees and other third parties under contractual obligations or otherwise sustain adverse financial impact if Xerox seeks to enforce its patent claims against palmOne’s licensees and other third parties. The District Court judge has

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conducted settlement discussions between the parties. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, palmOne may be required to indemnify and hold 3Com harmless for any damages or losses that may arise out of the Xerox litigation. As part of PalmSource’s separation agreements with palmOne, palmOne is required to indemnify PalmSource for certain damages that PalmSource may incur due to the Xerox litigation. If palmOne is not successful in the Xerox litigation and is unable to or does not indemnify PalmSource, PalmSource might be required to pay Xerox significant damages or license fees or pay PalmSource’s licensees significant amounts to indemnify them for their losses. In particular, pursuant to the separation agreements between PalmSource and palmOne and, if palmOne is required to pay Xerox, as a result of a judgment or in connection with a settlement, and fails to do so within 60 days after the entry of such judgment or the due date under such settlement, PalmSource will be required to pay any shortfall amounts. Any such payment by PalmSource does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us. Damages in patent litigation of this nature can be calculated in a variety of ways, and are subject to factual determinations. PalmSource cannot easily predict the amount of these damages, but if palmOne is not successful in the litigation, damages could be substantial. While PalmSource believes that there are adequate defenses to the claims made by Xerox, there can be no assurance that palmOne will be successful or that an adverse outcome will not significantly harm PalmSource’s business. PalmSource further believes that it is remote that PalmSource will incur a loss resulting from any fees or damages in excess of amounts recoverable from Palm under Palm’s indemnification of PalmSource.

In the course of palmOne’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. In the course of palmOne’s business, it also receives claims of infringement or otherwise becomes aware of potentially relevant patents or other intellectual property rights held by other parties. palmOne is currently subject to a number of these claims. Although the majority of the claims currently do not name PalmSource as a defendant, the substance of their claims may implicate PalmSource and result in claims against PalmSource in the future or require that PalmSource indemnify palmOne pursuant to the separation agreements. PalmSource currently is not able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from these cases, but an unfavorable resolution of these lawsuits could materially adversely affect PalmSource’s business, results of operations or financial condition.

From time to time, PalmSource also may be subject to other legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of its business. The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on PalmSource because of defense costs, diversion of management resources and other factors.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14.    Transactions with Palm

For the periods subsequent to the Separation Date through the distribution date on October 28, 2003, intercompany transactions and balances between PalmSource and Palm consisted of the following (in thousands):

	The Period from Separation Date to May 31, 2002	Year Ended May 31, 2003	The Period from June 1 to October 28, 2003
Balance at beginning of period	$—	$864	$3,151
Royalty and license fees	18,219	38,125	13,475
Support and services	208	1,174	224
Cost of revenues	(78)	(77)	15
Research and development expenses	(2,738)	(779)	(172)
Sales and marketing expenses	(1,794)	(2,241)	(27)
General and administrative expenses	(1,510)	(372)	(324)
Allocation of corporate services	(7,686)	(5,381)	(514)
Real estate/facilities expenses	(2,380)	(794)	—
Stock-based compensation	(575)	(1,052)	(65)
Other income (expense), net	(61)	22	(3)
Collection of third-party receivables by Palm on behalf of PalmSource	1,533	360	—
Cash paid by Palm on behalf of PalmSource, net	(1,184)	(3,029)	(106)
Net assets transferred to PalmSource	(126)	(911)	(27)
Net cash transfers from Palm	(633)	(20,413)	(13,030)
Other	(331)	(2,345)	(2,597)

Balance at end of period	$864	$3,151	$—

Average balance during the period	$432	$2,008	$1,313

For the periods presented, PalmSource’s costs and expenses included allocations from Palm for centralized legal, finance, treasury, real estate, information technology, customer support, sales, marketing, engineering, and other Palm corporate services and infrastructure costs. These allocations were determined on the bases that Palm and PalmSource considered to be reasonable reflections of the utilization of services provided or the benefit received by PalmSource. The allocation methods include relative revenues or headcount.

Allocated costs included in the accompanying consolidated statements of operations were as follows (in thousands):

	Years Ended May 31,			The Period from June 1 to October 28, 2003
	2001	2002	2003
Cost of revenues	$382	$410	$143	$2
Research and development	11,966	9,931	551	8
Sales and marketing	7,763	4,885	2,390	28
General and administrative	10,713	7,243	3,091	476

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the Separation Date, during fiscal year 2002, Palm made capital contributions to PalmSource of approximately $31.1 million in cash and $7.0 million in net asset transfers. During fiscal year 2003, Palm made additional capital contributions in accordance with the terms of the Master Separation and Distribution Agreement of approximately $1.5 million in net asset transfers offset by a capital distribution by PalmSource of approximately $2.9 million in cash.

Unaudited:    From the beginning of fiscal year 2004 until the distribution date, Palm made capital contributions to PalmSource of $26.0 million consisting of the re-capitalization of the $20.0 million note issued by Palm to the Company in accordance with the Amended and Restated Intercompany Loan Agreement, the $6.0 million cash contribution in accordance with the Letter Agreement Regarding Cash Contributions, and $0.2 million in net asset transfers.

For purposes of governing certain of the ongoing relationships between PalmSource and Palm at and after the Separation Date and to provide for an orderly transition, PalmSource and Palm entered into various agreements. A brief description of each of the agreements follows.

Software License Agreement

Under the Amended and Restated Software License Agreement (the “Software License Agreement”), PalmSource agreed to grant to Palm certain licenses to develop, manufacture, test, maintain and support their products. In addition, PalmSource agreed to grant to Palm a source code license and certain rights to use, produce, grant end user sublicenses and distribute certain software. Palm will pay PalmSource license and royalty fees based upon the shipment of Palm’s products which incorporate PalmSource’s software and maintenance and support fees. The Software License Agreement expires December 3, 2006 and includes a minimum annual royalty and license commitment of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring December 3, 2006. Under the terms of the Software License Agreement, PalmSource has recognized license and royalty revenues of $0, $17.6 million, and $38.1 million, for the years ended May 31, 2001, 2002 and 2003, respectively, and $14.6 million (unaudited) for the six months ended November 30, 2002 from Palm. During the six months ended November 30, 2003, PalmSource recognized license and royalty revenues of $17.1 million (unaudited) prior to the distribution from Palm, and $0.1 million (unaudited) after the distribution from palmOne. In addition, PalmSource has recognized support and service revenues of $0, $0.8 million, and $1.2 million for the years ended May 31, 2001, 2002 and 2003, respectively, and $0.9 million (unaudited) for the six months ended November 30, 2002. During the six months ended November 30, 2003, PalmSource recognized support and service revenues of $0.2 million (unaudited) prior to the distribution from Palm, and $0.1 million (unaudited) after the distribution from palmOne.

Trademark Agreements

The Trademark Agreements contain the key provisions relating to the use of all Palm-formative trademarks which have been assigned from PalmSource and Palm to a brand holding company, Palm Trademark Holding Company LLC, to be owned 55% by PalmSource and 45% by Palm, which will license the marks to PalmSource and Palm. Under the various agreements, PalmSource has been granted the right to use and sublicense the Palm Marks and Palm has been granted the right to use and sublicense certain transitional Palm-formative marks.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since the distribution, the use of trade names, trademarks, service marks and domain names that contain the word or letter string “palm“ or “palmOne” are administered by Palm Trademark Holding Company, LLC (the “Holding Company”), a holding company established and owned 45% by palmOne and 55% by PalmSource for the purpose of receiving, holding, maintaining, registering, enforcing and defending such intellectual property. The Holding Company’s administration of the intellectual property is governed by its operating agreement and by trademark license agreements between the Holding Company and each of PalmSource and palmOne. Based on its operating structure, the Holding Company arrangement is essentially a cost sharing mechanism between palmOne and PalmSource to administer the intellectual property rights attributed to the “Palm” trademark and, as a result, the adoption of FIN No. 46 did not have a material impact on PalmSource’s consolidated financial statements.

Master Separation and Distribution Agreement

The Master Separation and Distribution Agreement contains the key provisions relating to the separation of PalmSource from Palm. The agreement lists the documents and items that the parties were required to deliver in order to have accomplished the transfer of assets and liabilities from Palm to PalmSource effective on the Separation Date. The parties also entered into both short-term and long term covenants, including covenants relating to business service agreements, exchange of information, auditor and auditing practices, dispute resolution and employee matters.

General Assignment and Assumption Agreement

The General Assignment and Assumption Agreement as amended, identifies the assets that Palm transferred to PalmSource and the liabilities that PalmSource assumed from Palm in the separation. The assets that were transferred and the liabilities that were assumed were listed in the agreement.

Intellectual Property Agreements

The Master Technology Ownership and License Agreement and the Master Patent Ownership and License Agreement together are referred to as the Intellectual Property Agreements. Under the Intellectual Property Agreements, Palm grants, conveys and assigns to PalmSource all its right, title and interest in and to the PalmSource technology as well as all causes of action and rights of recovery for past infringement of Copyrights and Database Rights in and to the PalmSource technology and for past misappropriation of trade secrets in and to the PalmSource technology. Palm also grants, conveys and assigns to PalmSource all its right, title and interest in and to the PalmSource data and PalmSource Patents as well as causes of action and rights of recovery for past infringement of PalmSource Patents and the right to claim priority from PalmSource Patents. The agreement confirm that Palm and PalmSource jointly own all right, title and interest in and to the Joint Data and Palm grants, conveys and assigns to PalmSource an undivided one-half interest in and to the Joint Data.

In addition, PalmSource and Palm grant licenses to each other on certain Copyrights, trade secrets, Database Rights, patents and other intellectual property rights in and to the Licensed PalmSource Technology and Licensed Palm Technology which were jointly developed with PalmSource. Both Palm and PalmSource have agreed not to disclose confidential information of the other party except in specific circumstances.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax Sharing Agreement

The amended and restated Tax Sharing Agreement (the “tax sharing agreement”) sets forth the principal arrangements between Palm and PalmSource regarding the filing of tax returns, the payment of taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides for the calculation of PalmSource’s tax liability as if PalmSource were a stand-alone corporation; i.e., to the extent that PalmSource would have been liable for taxes on a stand-alone basis, it will pay Palm for such tax liability. Conversely, to the extent that any PalmSource operating losses reduce PalmSource’s tax liability as a stand-alone company in a future period, any required payment to Palm under the agreement will be reduced.

Under the tax sharing agreement, Palm is required to prepare and file all Palm/ PalmSource consolidated tax returns through the distribution date, including the final consolidated Palm/PalmSource federal income tax return. PalmSource has the right to review and consent to any Palm/PalmSource consolidated returns filed after the distribution date, provided that it does not withhold such consent unreasonably. In addition, Palm has sole and complete authority to control and resolve all tax audits and other disputes relating to any Palm/ PalmSource consolidated returns filed before and after the distribution date. After the distribution date, however, Palm may not enter into any dispute settlement that would materially increase PalmSource’s liability under the tax sharing agreement without PalmSource’s consent, which consent PalmSource cannot withhold unreasonably.

The tax sharing agreement also contains provisions requiring PalmSource to indemnify Palm for, among other things, (i) any increases in PalmSource’s stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute and attributable to periods after December 3, 2001, (ii) any increases in certain non-income taxes (e.g., payroll, employee withholding, etc.) attributable to PalmSource’s business, (iii) any transfer taxes incurred on the transfer of assets by Palm to PalmSource, and (iv) any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution.

Business Services Agreement

The Business Services Agreement governs individual business services as requested by PalmSource and provided by Palm on an interim basis, for one year from the Separation Date, which was extended through May 31, 2003, for specific services or otherwise indicated in the agreement. The services include corporate development, corporate marketing, corporate strategy, finance, global corporate procurement, human resources, information technology, insurance and risk management, legal, real estate and site services, security and environmental health and safety, stock administration, tax and trade, travel and meeting services and treasury. Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services. If PalmSource becomes an externally separate company prior to the termination of the Business Services Agreement, PalmSource will pay Palm the direct and indirect costs of providing the services plus 5% for services provided to PalmSource after the distribution date. Services provided by Palm to PalmSource prior to the distribution date are at cost.

The Business Services Agreement also will cover the provision of certain additional services identified from time to time after the Separation Date that were inadvertently or unintentionally

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

omitted from the specified services, or that are essential to effectuate an orderly transition under the Master Separation and Distribution Agreement, so long as such services would not significantly disrupt Palm’s operations or materially increase the scope of its responsibility under the agreement.

Master Confidential Disclosure Agreement

Under the Confidential Disclosure Agreement, the receiving party shall protect the confidential information of the disclosing party by using the same degree of care to prevent the unauthorized use, dissemination, or publication of the confidential information as receiving party uses to protect its own confidential information of a like nature. The receiving party will not use such confidential information in violation of any use restriction in any transaction agreement and not disclose such confidential information to any third party without prior written consent of the disclosing party, except as expressly permitted under agreements entered between the parties.

Indemnification and Insurance Matters Agreement

Under the amended and restated Indemnification and Insurance Matters Agreement, on the distribution date, PalmSource and Palm will each release and forever discharge the other from any and all liabilities arising under any contract or agreement and from events occurring on or before the distribution date, including events occurring in connection with the activities to implement the separation and distribution. The agreement also contains provisions governing indemnification. In general, PalmSource and Palm will each indemnify the other from all liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement. In addition, Palm and PalmSource will each indemnify the other against liability for specified environmental actions and conditions. PalmSource will reimburse Palm for the cost of any insurance premium expenses to be allocated between Palm and PalmSource according to their respective shared percentages.

Xerox Litigation Agreement

The Xerox litigation agreement governs Palm and PalmSource’s obligations with respect to the current patent litigation with Xerox. Prior to the effectiveness of the litigation agreement, the responsibility for the defense and indemnity of the Xerox litigation rested with PalmSource and PalmSource had been paying Palm’s defense costs and reimbursing Palm for any payments required as a result of its posting of a bond required in connection with the litigation through May 31, 2003. PalmSource reimbursed Palm for $1.1 million of expenses associated with Palm’s posting of such bond for the year ended May 31, 2003.

Under the Xerox litigation agreement, Palm assumes responsibility for managing the Xerox litigation, determining strategy and making most settlement decisions. Additionally, if any claim is brought against PalmSource or its OS licensees alleging infringement of the Xerox patent by covered OS versions, then Palm also must manage the defense, bear the costs and pay the damages awarded or agreed to in settlement of such claim. Although Palm has management control over the Xerox litigation, the litigation agreement prohibits Palm from consenting to any judgment or settlement that would: allow injunctive or declaratory relief to be ordered against PalmSource, require PalmSource to pay any future royalties or otherwise require PalmSource to

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

make any payment that is not fully indemnified, require PalmSource to license its intellectual property, or otherwise affect the business, financial condition or operations of PalmSource or its licensees in a material way.

The litigation agreement also obligates Palm to bear the costs of the Xerox litigation that are incurred after June 1, 2003, not including the imputed costs of PalmSource’s personnel or of any independent advice PalmSource may choose to seek. Palm also must pay the amount of any damages awarded in, or agreed to in settlement of, the Xerox litigation.

Real Estate

Under the Sublease agreement, Palm assigns the rights, title and interest under the 3Com lease for certain premises to PalmSource and under the Assignment of Lease agreement, Palm assigns all rights, title and interest under the Regus Business Centre Corp and EOP-Northwest Properties, LLC leases to PalmSource. The assignments are effective as of December 3, 2001, the “Effective Date”. Under the PalmSource-Palm Real Estate License agreement, PalmSource licenses to Palm the nonexclusive right to use certain areas of the Portland premises and office furniture and equipment located at the premises.

Other Agreements

Palm and PalmSource have also entered into a number of other agreements including the SDIO license agreement, the Elaine software license and services agreement, and the development agreement. These agreements generally cover the use of various internally developed software by both parties. In addition, Palm and PalmSource also entered into a strategic collaboration agreement for the development of new versions of Palm OS. Under the agreements, Palm has certain rights to first discussion prior to PalmSource entering into collaboration projects with other licensees.

Employee Matters Agreement

The employee matters agreement sets forth the principal arrangements between Palm and PalmSource with regard to their respective employees, employee compensation, employee benefit plans, programs and arrangements and other employment matters.

Intercompany Loan Agreement

The terms of the note payable to Palm for $20.0 million were set forth in the Amended and Restated Intercompany Loan Agreement. The note payable to Palm bore interest at 2.48% per annum. At the time of the distribution, the $20.0 million (unaudited) was contributed as additional paid-in-capital. The related accrued interest was paid within seven days after the distribution date.

In connection with the distribution, Palm and Texas Instruments agreed that the $50.0 million 5% convertible subordinated note issued in December 2001 would be divided into and replaced by two notes: one issued by Palm, or the new Palm note, and one issued by PalmSource, the PalmSource note. Following the distribution, the new Palm note was issued in the principal amount of $35.0 million and the PalmSource note was issued in the principal amount of $15.0 million. PalmSource’s assumption of the PalmSource note was recorded as a

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital contribution from Palm. For a description of the 5% convertible subordinated note, see the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

Letter Agreement Regarding Cash Contributions

The letter agreement provides for the contribution of an additional $6.0 million from Palm to PalmSource upon the distribution of shares of PalmSource capital stock held by Palm to Palm’s stockholders, which was paid on October 28, 2003 (unaudited).

Note 15.    Other Related Party Transactions

Under the terms of the License Agreement between PalmSource and Sony, PalmSource has recognized license and royalty revenues of $1.0 million, $5.1 million, and $10.9 million for the years ended May 31, 2001, 2002 and 2003, and $4.9 million (unaudited) and $3.5 million (unaudited) for the six months ended November 30, 2002 and 2003, respectively. In addition, PalmSource has recognized support and service revenues of $0.2 million, $0.2 million, and $0.3 million for the years ended May 31, 2001, 2002 and 2003, and $0.1 million (unaudited) and $0.2 million (unaudited) for the six months ended November 30, 2002 and 2003, respectively. These amounts have been included in related party revenues in the combined and consolidated financial statements. As of May 31, 2002 and 2003 and November 30, 2003, approximately $30,000, $0.1 million and $0.1 million (unaudited), respectively, represents outstanding receivables from Sony and is included in receivables from related parties in the combined and consolidated financial statements.

Effective October 7, 2002, PalmSource entered into a business collaboration agreement which expires in October 2012 with Sony under which PalmSource and Sony agreed to share certain information regarding ongoing product and development plans and, for a period of at least three years, to establish mutually agreed written co-development plans for potential areas of joint development. Under the business collaboration agreement, prior to October 7, 2003, PalmSource will not engage another licensee of Palm OS as a development partner under a joint development agreement to participate in a co-development program for new versions of Palm OS and from October 7, 2003 until October 7, 2005, PalmSource will not engage more than two development partners meeting the above requirements in addition to Sony and PalmSource will first offer to discuss new projects with Sony prior to engaging such additional development partners.

Prior to July 2000, Palm was a wholly-owned subsidiary of 3Com Corporation. PalmSource’s chairman of the board, Eric Benhamou, is also the chairman of the board of directors of 3Com Corporation. Under the terms of a software license agreement between PalmSource and 3Com, PalmSource recorded $0.1 million, $0.2 million and $0.4 million of support revenues for fiscal years 2001, 2002 and 2003, respectively.

Mr. Benhamou is also the chairman of the board of directors of palmOne, and one of PalmSource’s directors consults for palmOne. PalmSource’s president and chief executive officer, David Nagel, was a director of palmOne until the distribution.

The Company entered into a consulting agreement with one of its directors effective as of August 1, 2003 for a term of one year, to provide services to the Company for four days per

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

month. Under the terms of the consulting agreement, this director will be paid $11,200 per month for consulting services outlined by our chief executive officer.

Note 16.    Business Segment Information

PalmSource operates in one reportable segment.

Geographic Information

PalmSource’s headquarters and most of its operations are located in the United States. PalmSource conducts its sales, marketing and customer service activities throughout the world and also has a research and development facility in France. Geographic revenue information is based on the location of the customer. Geographic long lived tangible asset information is based on the physical location of the assets. All restricted investments are located in the United States. For the years ended May 31, 2001, 2002 and 2003 no country outside the United States, Finland or Japan accounted for 10% or more of total revenues. Revenues and net property and equipment by geographic region are as follows (in thousands):

	Year Ended May 31,			Six Months Ended November 30,
	2001	2002	2003	2002	2003
				(Unaudited)
Revenues:
United States	$21,257	$35,075	$55,286	$22,375	$25,577
Finland	3,462	3,462	3,461	1,731	1,730
Japan	1,235	5,256	11,240	4,993	3,690
Other	299	1,157	3,427	739	2,907

Total	$26,253	$44,950	$73,414	$29,838	$33,904

	May 31,		November 30, 2003
	2002	2003
			(Unaudited)
Long-lived assets:
United States	$66,850	$59,709	$58,418
Other	384	413	319

Total	$67,234	$60,122	$58,737

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

QUARTERLY RESULTS OF OPERATIONS

(Unaudited)

The following tables present PalmSource’s condensed operating results for each of the eight fiscal quarters for the period ended November 30, 2003. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited combined and consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with PalmSource’s combined and consolidated financial statements and the notes to those statements included in this prospectus.

The combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm and reflect significant assumptions and allocations. The historical financial information may not be indicative of PalmSource’s future performance and does not necessarily reflect what the Company’s financial position and results of operations would have been had PalmSource operated as a separate, stand-alone entity during the periods presented.

	Three Months Ended
	Feb. 28, 2002	May 31, 2002	Aug. 31, 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003	Nov. 30, 2003
Related party revenues	$8,593	$13,226	$10,349	$10,131	$18,929	$11,130	$10,486	$10,557
Third-party revenues	6,211	5,307	4,701	4,657	7,345	6,172	6,646	6,215

Total revenues	14,804	18,533	15,050	14,788	26,274	17,302	17,132	16,772
Cost of revenues	2,765	2,926	2,946	2,740	2,710	1,825	1,924	1,039
Gross margin	12,039	15,607	12,104	12,048	23,564	15,477	15,208	15,733
Net income (loss)	(8,402)	(5,955)	(10,781)	(8,273)	734	(3,440)	(3,788)	(9,123)
Net income (loss) per share:
Basic	$(0.84)	$(0.60)	$(1.08)	$(0.83)	$0.07	$(0.34)	$(0.38)	$(0.89)
Diluted	$(0.84)	$(0.60)	$(1.08)	$(0.83)	$0.07	$(0.34)	$(0.38)	$(0.89)
Shares used in computing per share amounts:
Basic	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,227
Diluted	10,000	10,000	10,000	10,000	10,667	10,000	10,000	10,227

For each period presented, basic and diluted net loss per share has been calculated using common stock outstanding, as adjusted for the one for five reverse stock split.

BE INCORPORATED

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Be Incorporated:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Be Incorporated and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PricewaterhouseCoopers LLP

San Jose, California

January 19, 2001, except for Note 9  which is as of September 5, 2003

BE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	1999	2000
Net revenues	$2,656	$480
Cost of revenues	1,436	1,097

Gross profit (loss)	1,220	(617)
Operating expenses:
Research and development, including amortization of deferred stock-based compensation of $1,927 in 1999 and $794 in 2000	10,429	9,139
Sales and marketing, including amortization of deferred stock-based compensation of $1,692 in 1999 and $646 in 2000	10,966	7,812
General and administrative, including amortization of deferred stock-based compensation of $2,614 in 1999 and $1,173 in 2000	5,120	4,740

Total operating expenses	26,515	21,691

Loss from operations	(25,295)	(22,308)
Interest expense	(138)	(155)
Other income and expenses, net	927	1,311

Net loss	(24,506)	(21,152)

Other comprehensive gain (loss):
Unrealized gain (loss) on investments	(17)	18

Comprehensive loss	$(24,523)	$(21,134)

Net loss	$(24,506)	$(21,152)
Accretion of mandatorily redeemable convertible preferred stock	(292)	—

Net loss attributed to common stockholders	$(24,798)	$(21,152)

Net loss per common share—basic and diluted	$(1.41)	$(0.60)

Shares used in per common share calculation—basic and diluted	17,589	35,533

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, share amounts)

	December 31,
	1999	2000
ASSETS
Current assets:
Cash and cash equivalents	$6,500	$9,463
Short-term investments	22,629	4,594
Accounts receivable	167	26
Prepaid and other current assets	730	549

Total current assets	30,026	14,632
Property and equipment, net	562	391
Other assets, net of accumulated amortization	1,722	1,048

Total assets	$32,310	$16,071

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$860	$362
Accrued expenses	1,550	1,502
Technology license obligations, current portion	777	454
Deferred revenue	99	109

Total current liabilities	3,286	2,427
Technology license obligations, net of current portion	597	320

Total liabilities	3,883	2,747

Commitments and Contingencies (Note 4)
Stockholders’ Equity:
Preferred stock, $.001 par value, 2,000,000 shares authorized; none outstanding	—	—
Common stock, $.001 par value, 78,000,000 shares authorized; outstanding: December 31, 1999, 34,692,415 shares; December 31, 2000, 36,202,899 shares	35	36
Additional paid-in capital	106,322	108,880
Deferred stock compensation	(4,690)	(1,218)
Accumulated deficit	(73,223)	(94,375)
Accumulated other comprehensive income (loss)	(17)	1

Total stockholders’ equity	28,427	13,324

Total liabilities and stockholders’ equity	$32,310	$16,071

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
	Shares	Amount
Balance, December 31, 1998	5,094,757	$5	$25,302	$(4,490)	$(48,717)	$—	$(27,900)
Repurchase of common stock	(39,640)	—	(3)				(3)
Exercise of stock options	294,548		65				65
Exercise of common stock warrants	286,411	1	578				579
Deferred stock compensation related to grants of stock options			7,457	(7,457)			—
Cancellation of options			(1,024)	1,024			—
Amortization of deferred stock compensation				6,233			6,233
Compensation expense on grant of fully vested options			662				662
Issuance of common stock for cash, net of issuance costs of $4,034	6,557,465	6	35,303				35,309
Conversion of mandatorily redeemable convertible preferred stock	22,498,874	23	38,274				38,297
Net loss					(24,506)		(24,506)
Accretion of mandatorily redeemable convertible preferred stock			(292)				(292)
Unrealized loss on investments						(17)	(17)

Balance, December 31, 1999	34,692,415	35	106,322	(4,690)	(73,223)	(17)	28,427
Repurchase of common stock	(22,165)		(2)				(2)
Exercise of stock options	911,110	1	2,225				2,226
Exercise of common stock warrants	454,625		454				454
Compensation expense on grant of fully vested options			38				38
Cancellation of options			(859)	859			—
Sale of shares under the Employee Stock Purchase Plan	166,914		702				702
Amortization of deferred stock compensation				2,613			2,613
Net loss					(21,152)		(21,152)
Unrealized gain on investments						18	18

Balance, December 31, 2000	36,202,899	$36	$108,880	$(1,218)	$(94,375)	$1	$13,324

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	1999	2000
Cash flows used in operating activities:
Net loss	$(24,506)	$(21,152)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	966	1,187
Loss on disposal of fixed assets	69	5
Licensed technology used in research and development	320	—
Amortization of discount on technology license obligations	134	109
Compensation expense incurred on issuance of stock	662	38
Amortization of deferred stock compensation	6,233	2,613
Changes in assets and liabilities:
Accounts receivable	310	141
Prepaid and other current assets	(525)	241
Other accrued	(91)	—
Accounts payable	284	(548)
Accrued expenses	456	(169)
Deferred revenue	(293)	10

Net cash used in operating activities	(15,981)	(17,525)

Cash flows from (used in) investing activities:
Acquisition of property and equipment	(515)	(182)
Acquisition of licensed technology	(1,893)	(746)
Purchases of short-term investments	(81,749)	(64,377)
Sales and maturities of short-term investments	67,357	82,412
Deposits and other	(63)	—

Net cash from (used in) investing activities	(16,863)	17,107

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to common stock options	65	2,226
Proceeds from issuance of common stock pursuant to common stock warrants	579	455
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	—	702
Proceeds from issuance of common stock in initial public offering, net	35,309	—
Repurchase of common stock	(3)	(2)

Net cash from financing activities	35,950	3,381

Net increase in cash and cash equivalents	3,106	2,963
Cash and cash equivalents, beginning of year	3,394	6,500

Cash and cash equivalents, end of year	$6,500	$9,463

Supplemental schedule of non cash financing activities:
Conversion of mandatorily redeemable convertible preferred stock to common stock	$38,297	$—

Accretion of mandatorily redeemable preferred stock	$292	$—

Future obligations under noncancelable technology licenses	$809	$—

Unearned stock-based compensation related to stock option grants, net of cancellations	$6,433	$(859)

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business

Be Incorporated (“Be,” or “Company”) was founded in 1990 and offers software platforms designed for Internet appliances and digital media applications. The Company’s software platforms (i) BeIA: consisting of three components; BeIA Client Platform, BeIA Management and Administration Platform, and BeIA Integrations Services, (ii) Home Audio Reference Platform (HARP), a BeIA-based reference platform or prototype for Internet-enabled home stereo devices, and (iii) BeOS, the Company’s operating system designed for digital media applications and serves as the development platform for BeIA.

The Company’s revenues to date have been primarily generated from the following sources: sale of BeOS to resellers and distributors and direct sales of BeOS to end users through its BeDepot.com website. The Company also generated revenues by collecting commission from sales of third-party software through its BeDepot.com website. In 2000, the Company shifted its resources to focus primarily on the market for Internet appliances and the further development and marketing of BeIA, its software solution intended for Internet appliances. At the same time, it announced that it would be making available at no charge a version of BeOS for personal use, and a more fully featured version would be available for a charge through third-party publishers. During 2000, the Company discontinued sales of software through its BeDepot.com website. Since inception, the Company has experienced losses and negative cash flow from operations and expects to continue to experience significant negative cash flow in the foreseeable future.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since its inception and has an accumulated deficit at December 31, 2000 of $94.4 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that existing cash and cash equivalents will not be sufficient to meet the Company’s operating and capital requirements at its currently anticipated level of operations beyond the end of the second quarter of 2001. Additional capital will be necessary in order to fund the Company’s operations at the currently anticipated levels beyond the second quarter of 2001. While the Company is actively considering various funding alternatives, the Company has not secured or entered into any arrangements to obtain additional capital. There can be no assurance that the Company will be able to obtain additional funds on acceptable terms or at all. If the Company cannot raise additional capital to continue its present level of operations, it will have to scale back its business which could include, among other things, a reduction in its workforce. As a result, it may not be able to further develop or enhance its product offering, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations. The Company’s liquidity may also be adversely affected in the future by factors such as higher interest rates, inability to borrow without collateral, availability of capital financing and continued operating losses.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the U.S. dollar. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical rates, monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year and income statement accounts are remeasured at average rates for the period. Remeasurement gains and losses of the Company’s foreign subsidiary are included in the results of operations and are not significant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Financial Instruments

The Company considers all highly liquid investments with an original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are deposited with two major banks in the United States. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

Management has classified all of its short-term investments as available for sale. Realized gains and losses are calculated using the specific identification method. Realized gains and losses for the years ended December 31, 1999 and 2000 were not significant. Unrealized gains and losses at December 31, 1999 and 2000 are shown in the Consolidated Statements of Operations and Stockholders’ Equity (Deficit).

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate fair value due to their short maturities. The fair value of short-term investments is set forth in Note 3, “Balance Sheet Accounts,” of notes to the consolidated financial statements.

Certain Risks and Concentrations

To date, the Company’s revenue has been derived entirely of sales of BeOS. In the first quarter of 2000, the Company shifted its resources to focus primarily on the market for Internet appliances and the further development and marketing of BeIA, its software solution intended for Internet appliances. The Company may be unsuccessful in its attempt to focus primarily on this market and has not yet recognized revenues from its BeIA product.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s success depends in large part on its ability to establish and maintain strategic relationships with industry-leading computer and consumer electronic companies, hardware and systems manufacturers, and Internet service and content providers. If the Company is unable to develop or maintain relationships with strategic partners and customers, it will have difficulty selling and gaining market acceptance for its products and its business and results of operations will be materially adversely affected.

The demand and acceptance of the Company’s product is dependent upon its ability to support a wide range of industry standards such as those used for streaming media and Internet browsing and access to key enabling technologies. These key technologies include a Web browser under license from one software vendor. If the Company was to lose its rights to this Web browser or any other key technology incorporated into its products, it may be required to devote significant time and resources to replace such browser or other key technologies. This could, in turn, be costly, resulting in the unavailability or delay in the release of its products, and would materially adversely affect its business and operating results. The Company also licenses other enabling technologies for inclusion in its product, such as third-party compression and decompression algorithms known as “codecs.” The Company may be unable to license these enabling technologies at favorable terms or at all which may result in lower demand for its products.

The Company depends on development tools provided by a limited number of third-party vendors. Together with application developers, the Company relies primarily upon software development tools provided by two companies. If one or both of these companies fail to support or maintain these development tools, the Company will have to support the tools itself or transition to another vendor. Any maintenance or support of the tools by the Company or transition could be time consuming, could delay product release and upgrade schedule and could delay the development and availability of third-party applications used on the Company’s products. Failure to procure the needed software development tools or any delay in availability of third-party applications could negatively impact the Company’s ability and the ability of third-party application developers to release and support its software solution and the applications that run it. These factors could negatively and materially affect the acceptance and demand for BeOS, its business and prospects.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is generally three years. Upon disposal, the cost of the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense for the years ended December 31, 1999 and 2000 was $0.3 million in both years.

Accounting for Long-lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount these assets may not be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset.

At each balance sheet date, the unamortized cost of purchased software is compared to the net realizable value of the related software product. The amount by which the unamortized cost exceeds the net realizable value of the software is charged to operations. The net realizable value of the software product is determined by estimating future gross revenues and reduced by the estimated future costs of selling the product.

Income Taxes

The Company accounts for its income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Advertising Costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred and were $0.2 million and $0.1 million for the years ended December 31, 1999 and 2000, respectively.

Research and Development Costs

Costs incurred in the research and development of new software products are expensed as incurred, including minimum payments made and due to third parties for technology incorporated into the Company’s product, until technological feasibility is established. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time.

Revenue Recognition

In the second half of 2000, the Company’s revenue was primarily derived from royalties on sales of BeOS by third-party publishers. In prior periods, revenue was generated from licensing fees on sales to end-users either by direct-order on the Company’s website or sales by distributors.

The Company recognized product revenues from orders on the Company’s website upon shipment, provided a credit card authorization was received, the fee was fixed and determinable, collection of resulting receivables was probable and product returns were reasonably estimable. The Company used a standard shrink wrap license for all of its sales. Under the license, the Company was obligated to provide limited telephone support to end

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

users who purchase the Company’s product and provided a 5-day money back guarantee. The Company accrued the costs of providing telephone support upon shipment of the product based on the historical cost of providing such support to its customers. In addition, upon shipment of its product, the Company recorded an allowance for estimated sales returns.

Product revenues for sales to its distributors were recognized upon sell through to an end user provided a signed contract existed, the fee was fixed and determinable and collection was probable. The Company recognized revenue from these distributors upon sale by the distributors to an end user because the Company did not have sufficient experience with the distributors to reasonably estimate returns.

During 1999, under certain circumstances, the Company offered an upgrade to its product in conjunction with product sales at no additional charge. Generally, such rights were offered prior to new versions being released and gave the customers who purchase products between established dates the right to such an upgrade. Revenue was allocated to an upgrade right based on the price for upgrades when sold separately. The Company recognized upgrade revenue when the criteria for product revenue recognition from end users set forth above are met.

At December 31, 1999, deferred revenue consisted of revenue related to distributor sales not sold through to end users. At December 31, 2000, deferred revenue consisted primarily of prepaid royalties for BeIA.

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, or SAB 101, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Company’s financial position or results of operations in 2000.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, or SFAS 123, “Accounting for Stock-Based Compensation.” Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company’s common stock and the exercise price. SFAS 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 5. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.” FIN 44 clarifies the application of APB No. 25 for (i) the definition of employee for purposes of applying APB 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain conclusions cover specific events that occurred either after December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material impact on the results of operations or financial position of the Company.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The differences between net loss and comprehensive loss are shown in the Consolidated Statements of Operations.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares, including options, warrants and preferred stock. Options, warrants and preferred stock were not included in the computation of diluted net loss per common share in 1999 and 2000 because the effect would be antidilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

	Year Ended December 31,
	1999	2000
Net loss per common share, basic and diluted:
Net loss	$(24,506)	$(21,152)
Accretion of mandatorily redeemable convertible preferred stock	(292)	—

Numerator for net loss per common share, basic and diluted	$(24,798)	$(21,152)

Denominator for basic and diluted loss per common share:
Weighted average common shares outstanding	17,589	35,533

Net loss per common share basic and diluted	$(1.41)	$(0.60)

Antidilutive securities:
Options to purchase common stock	6,010	5,911
Common stock subject to repurchase	499	222
Preferred stock	—	—
Warrants	2,585	2,130

	9,094	8,263

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, (“FASB”), issued Statement of Financial Accounting Standards (“SFAS”) No. 133, (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 (“SFAS No. 137”). SFAS No. 137 deferred the effective date until fiscal years beginning after June 30, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133 (“SFAS No. 138”). SFAS No. 138 amends the accounting and reporting standards for certain derivative activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company will adopt SFAS No. 133 effective January 1, 2001. To date, the Company has not engaged in derivative or hedging activities and does not expect the adoption of SFAS No. 133 and SFAS No. 138 to have a material impact on its financial position or results of operations.

In various areas, including revenue recognition and stock-based compensation accounting, standards and practices continue to evolve. The SEC continues to issue interpretative guidance relating to SAB 101, and the FASB and the Emerging Issues Task Force continue to address revenue and other related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company’s accounting for its operations.

Reclassifications

Certain prior year amounts have been reclassified for consistency with current year financial statement presentation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3.    Balance Sheet Accounts

	December 31,
	1999		2000
	Cost	Fair Value	Cost	Fair Value
Cash and cash equivalents
Cash	$1,935	$1,935	$426	$426
Money market	—	—	8	8
Repurchase agreements	—	—	6,785	6,785
Corporate obligations	—	—	1,250	1,250
Commercial paper	4,565	4,565	994	994

	$6,500	$6,500	$9,463	$9,463

Short-term investments
Federal government obligations	$4,443	$4,443	$—	$—
Corporate debt obligations	18,203	18,186	—	—
Commercial paper	—	—	4,593	4,594

	$22,646	$22,629	$4,593	$4,594

All short-term investments mature within one year.

	December 31,
	1999	2000
Property and equipment, net
Computer equipment	$900	$1,124
Furniture and fixture	458	390

	1,358	1,514
Less: accumulated depreciation	(796)	(1,123)

	$562	$391

Other assets, net
Technology licenses	$3,447	$3,520
Deposits	91	24

	3,538	3,544
Less: accumulated depreciation	(1,816)	(2,496)

	$1,722	$1,048

Accrued expenses
License and royalty liabilities	$174	$70
Payroll and related	893	932
Other	483	500

	$1,550	$1,502

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Commitments and Contingencies

Lease Commitments

The Company leases its facilities under non-cancelable operating leases expiring at various dates through January, 2003. Future annual minimum lease payments as of December 31, 2000 are as follows (in thousands):

2001	$1,299
2002	270
2003	5

$1,574

Total rent expense was $1.2 million and $1.3 million for the years ended December 31, 1999 and 2000, respectively.

In addition, the Company has entered into several technology licensing agreements, which include non-cancelable payments. These payments have been recorded at the net present value using a discount rate of 10% per annum. The future minimum payments under these agreement are as follows:

2001	$510
2002	345

855
Less discount	(81)

774
Less current portion	(454)

$320

Contingencies

In November 2000, the Company’s stock transfer agent, Wells Fargo Bank Minnesota, N.A., received a demand letter from a stockholder alleging damages resulting from the transfer agent’s failure to timely issue its stock certificates. While the Company was not a party named in such demand letter and no claim has yet been filed with any court of competent jurisdiction, it is named as a party on the stockholder’s draft claim attached to the demand letter. The Company has been participating in communications with the parties in an effort to resolve the matter prior to a lawsuit being filed. Be management believes that the allegations as they relate to Be in the potential and draft claim are without merit and intends to vigorously defend Be against any potential future related legal action. However, there can be no assurance this threatened claim will be resolved without costly litigation, or require Be’s participation in the settlement of such claim, in a manner that is not adverse to its financial position, results of operations or cash flows. No estimate can be made of the possible loss or possible range of loss associated with the resolution of this contingency. If Be were held liable, it is the Company’s intent to seek reimbursement under its directors and officers insurance policy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Stockholders’ Equity

Initial Public Offering

In July 1999, the Company completed its initial public offering and sold 6,000,000 shares of its common stock at a price of $6.00 per share. The Company received approximately $32.2 million in cash, net of underwriting discounts, commissions and other offering expenses. Simultaneously with the closing of the initial public offering, the Company’s mandatorily redeemable convertible preferred stock outstanding at December 31, 1998 automatically converted into 22,498,874 shares of common stock. The Company’s shares as of December 31, 2000 were traded on the NASDAQ national market system under the symbol “BEOS”.

In August 1999, the underwriters exercised their over-allotment option and the Company sold an additional 557,465 shares of its common stock at a price of $6.00 per share, thereby raising proceeds of approximately $3.1 million, net of underwriting discounts.

Mandatorily Redeemable Convertible Preferred Stock

On closing of the Company’s initial public offering in July 1999, the mandatorily redeemable preferred stock automatically converted into 22,498,874 shares of common stock (see above).

Changes in the mandatorily redeemable convertible preferred stock during 1999 were as follows (in thousands):

Amount
Balance, December 31, 1998	$38,005
Accretion to redemption value	292
Conversion to common stock	(38,297)

Balance, December 31, 1999	$—

Warrants

The Company has issued fully exercisable warrants to purchase common stock. None of these warrants were exercised prior to 1999. Warrant activity can be analyzed as follows:

Issuance Date	Expiration Date	Exercise Price Per Share	Number of Warrants Outstanding at December 31, 1999	Number of Warrants Exercised in 2000	Number of Warrants Outstanding at December 31, 2000
April 1996	March 2001	$1.00	1,046,102	454,625	591,477
December 1998	December 2003	$3.25	1,538,462	—	1,538,462

			2,584,564	454,625	2,129,939

1992 Stock Option Plan

In 1992, the Company adopted a stock option plan (“1992 Plan”) under which 5,000 shares of the Company’s common stock had been reserved for issuance of stock options to employees,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directors, or consultants under terms and provisions established by the board of directors. In 1997 and 1998, the Company reserved an additional 5,995,000 shares and 2,000,000 shares, respectively, for issuance under the 1992 Plan. Options granted under the 1992 Plan are immediately exercisable; however, shares exercised under the 1992 Plan are subject to the Company’s right of repurchase at the end of the holder’s association with the Company. The Company’s right of repurchase generally lapses as to 20% of the shares one year from the date of grant and  1/60th each month thereafter or as to 25% of the shares one year from the date of grant and  1/48th each month thereafter. The options expire ten years from the date of grant.

On March 30, 1999, the board of directors terminated the 1992 Plan. No further options will be granted under the 1992 Plan.

1999 Equity Incentive Plan

On March 30, 1999, the Company adopted the Equity Incentive Plan (“1999 Plan”) under which a total of up to 8,000,000 shares of common stock were initially reserved for issuance. This number of shares initially reserved was reduced by the 1,943,347 shares reserved for issuance under options then outstanding under the 1992 Plan. If any of these 1,943,437 options are cancelled, the number of shares reserved under the 1999 Plan will be increased by the number of such cancellations. In addition, at the end of each year, an additional number of shares will automatically be added to the number of shares already reserved for issuance under the 1999 Plan. This additional number of shares will be not more than the lesser of 5% of the number of shares of the Company’s issued and outstanding common stock as of year end or the number equal to 8% of the number of shares of common stock issued and outstanding at year end less the number of shares of common stock reserved for issuance under the 1999 Plan but not subject to outstanding awards. The 1999 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock purchase rights and stock bonuses to employees, consultants and directors. Incentive stock options may be granted only to employees. The exercise price of incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the Company common stock on the date of grant. The exercise price of non-qualified stock options is set by the administrator of the 1999 Plan, but can be no less than 85% of the fair market value. The maximum term of options granted under the 1999 Plan is ten years. Options granted under the terms of the 1999 Plan become exercisable as to 25% of the shares awarded after one year and  1/48th of the award monthly thereafter.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the Company’s Plans is set forth below (in thousands, except per share and share numbers):

	Available For Grant	Options Outstanding			Average Weighted Exercise Price
		Shares	Price Per Share	Amount
Balance, December 31, 1998	351,488	2,204,927	$0.10-0.35	$645	$0.29
Options authorized March	5,524,813	—	—	—	—
Options authorized December	298,435	—	—	—	—
Options granted	(4,328,000)	4,328,000	0.35-14.38	22,726	5.25
Options exercised	—	(294,548)	0.10-5.00	(64)	0.22
Options terminated	928,657	(928,657)	0.10-6.25	(2,875)	3.10

Balance, December 31, 1999	2,775,393	5,309,722	0.10-14.38	20,432	3.85
Options authorized	1,810,145	—	—	—	—
Options granted	(3,961,500)	3,961,500	1.00-17.88	32,112	8.11
Options exercised	—	(911,110)	0.10-12.88	(2,226)	2.44
Options terminated	1,870,409	(1,870,409)	0.10-14.44	(13,662)	7.30

Balance, December 31, 2000	2,494,447	6,489,703	$0.10-$17.88	$36,656	$5.65

At December 31, 1999 and 2000, 2,435,895 and 2,339,767 outstanding options were exercisable at weighted average exercise prices of $2.01 and $4.52. Of these shares, 848,685 shares and 295,869 shares at weighted average exercise prices of $0.33 and $0.33, respectively, are subject to the Company’s right of repurchase upon exercise. In addition, 499,069 and 221,743 shares of the Company’s outstanding common stock is subject to the Company’s right of repurchase at weighted average prices of $0.24 and $0.29, respectively.

1999 Non-Employee Directors’ Stock Option Plan

On March 30, 1999 the board of directors also adopted the Non-Employee Directors’ Stock Option Plan (“Directors’ Plan”), and reserved a total of 1,500,000 shares of common stock for issuance thereunder. The exercise price of options under the Directors’ Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors’ Plan is ten years. Each initial grant under the Directors’ Plan will vest at  1/4th of the shares subject to the option one year after the date of grant and  1/48th of the shares each month thereafter. The rate of vesting of each subsequent grant will be  1/48th of the shares on a monthly schedule after the date of grant. The Board may amend (subject to stockholder approval as necessary) or terminate the Directors’ Plan at any time.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the 1999 Non-Employee Director’s Stock Option Plan is set forth below (in thousands, except per share and share numbers):

	Available For Grant	Options Outstanding			Average Weighted Exercise Price
		Shares	Price Per Share	Amount
Options authorized	1,500,000	—	$—	$—	$—
Options granted	(700,000)	700,000	5.00-5.75	3,575	5.11

Balance, December 31, 1999	800,000	700,000	5.00-5.75	3,575	5.11
Options granted	(100,000)	100,000	16.13	1,612	16.13
Options terminated	90,625	(90,625)	5.00	(453)	5.00

Balance, December 31, 2000	790,625	709,375	$5.00-16.13	$4,734	$6.67

At December 31, 1999 and 2000, zero and 285,416 options outstanding were exercisable at weighted average exercise prices of zero and $5.08, respectively.

Options Outstanding

The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Average Weighted Remaining Contractual Life (years)	Average Weighted Exercise Price	Number Exercisable	Average Weighted Exercise Price
$0.10- 0.35	824,296	7.21	$0.33	824,296	$0.33
$1.00- 4.56	1,446,000	9.83	$2.40	33,444	$4.20
$5.00- 5.75	2,662,726	8.27	$5.04	1,215,918	$5.02
$6.00- 9.00	991,683	9.04	$7.28	268,464	$6.85
$12.88-17.88	1,274,373	9.09	$13.35	283,061	$12.98

	7,199,078	8.71	$5.75	2,625,183	$4.58

Deferred Stock Compensation

In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the difference between the exercise price of the stock options granted before its initial public offering and the fair market value of the Company’s stock at the date of grant. This deferred compensation is amortized to expense over the period during which the Company’s right to repurchase the stock lapses or the options become exercisable, generally four or five years, using the multiple options method.

At December 31, 2000, the Company had recorded deferred compensation related to these options in an amount of $15.8 million (net of cancellations), of which $6.2 million and $2.6 million had been amortized to expense during fiscal years 1999 and 2000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 1999, options to purchase 4,173,000 shares of the Company’s common stock were granted with exercise prices below the estimated market value at the date of grant; the weighted average exercise prices were $4.98 per share and the deemed weighted average market values of the common stock was $6.81 per share. During 2000, all options were granted with an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Value of Options Granted

The fair value of each option grant is estimated on the date of grant using a type of Black-Scholes option pricing model with the following assumptions used for grants:

	1999	2000
Expected volatility	0% and 60%	142%
Weighted average risk-free interest rate	4.8%	6.21%
Expected life	2 years	2 years
Expected dividends	0%	0%

For the period prior to the Company’s Initial Public Offering, volatility for the purposes of the SFAS No. 123 calculation was 0%.

Based on the above assumptions, the aggregate fair value and weighted average fair value per share of options granted in during fiscal years 1999 and 2000 were $13.9 million and $29.4 million, and $2.77 and $7.24, respectively.

Employee Stock Purchase Plan

On May 4, 1999, the Company adopted an Employee Stock Purchase Plan (“Purchase Plan”). The Company has reserved a total of 1,500,000 shares of common stock for issuance under the Purchase Plan. Under the terms of the Purchase Plan, employees who work at least 20 hours a week and have been employed for at least five months in a calendar year may contribute, during an offering period, a specified percentage, not to exceed 15% of their compensation to purchase shares of common stock of the Company. Each offering period runs for a period of 24 months and will be divided into consecutive purchase periods of approximately six months. New offering periods commence every six months on August 1st and February 1st of each year.

The price of the common stock purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. No person may purchase shares under the Purchase Plan to the extent that such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or to the extent that such person’s rights to purchase stock under stock purchase plans would accrue at a rate in excess of $25,000 per year.

The first purchases under the Purchase Plan occurred in 2000, during which 166,914 shares were issued under the Purchase Plan at a weighted average purchase price of $4.21. At December 31, 2000, 1,333,086 shares were reserved for future issuance under the plan, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under SFAS No. 123, compensation cost is also recognized for the fair value of employee’s purchase rights under the Purchase Plan, which was estimated using the following assumptions:

	1999	2000
Expected volatility	60%	142%
Weighted average risk-free interest rate	4.8%	6.2%
Expected life	6 months	6 months
Expected dividends	0%	0%

Based on the above assumptions, the aggregate fair value and weighted average fair value per share of those purchase rights granted in 1999 and 2000 was $0.1 million and $0.4 million, and $1.94 and $3.45, respectively.

Pro Forma Stock Compensation

Had compensation cost been determined based on the fair value at the grant date for the awards made in 1995 and thereafter under the Company’s stock option plans and employee stock purchase plan consistent with the provisions of SFAS No. 123, the Company’s net loss would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,
	1999	2000
Net loss attributed to common stock holders—as reported	$(24,798)	$(21,152)
Net loss attributed to common stock holders—pro forma	$(27,039)	$(31,855)
Net loss per common share—basic and diluted as reported	$(1.41)	$(0.60)
Net loss per common share—basic and diluted pro forma	$(1.54)	$(0.90)

Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

Note 6.    Income Taxes

The components of the net deferred tax asset are as follows (in thousands):

	December 31,
	1999	2000
Net operating loss carryforwards	$17,466	$27,492
Tax credit carryforwards	1,648	1,770
Property and equipment and intangibles	48	49
Other	807	53

	19,969	29,364
Less: Valuation allowance	(19,969)	(29,364)

Net deferred tax asset	$—	$—

Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets. The

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

valuation allowance increased $7.9 million in December 31, 1999 and $9.4 million in December 31, 2000.

The principal items accounting for the difference between income taxes benefit at the U.S. statutory rate and the benefit from income taxes reflected in the statement of operations are as follows (in thousands):

	Year Ended December 31,
	1999	2000
Federal benefit at statutory rate	$8,332	$7,192
Nondeductible expenses	(2,242)	(890)
Net operating losses and benefits	(6,090)	(6,302)

	$—	$—

At December 31, 2000, the Company had approximately $73.4 million of net operating loss carryforwards and $1.3 million of research and development credits to offset future federal income taxes. The Company also had $43.4 million of net operating loss carryforwards and $0.5 million of research and development credits to offset future state income taxes. In addition to the net operating loss carryforwards referred to above, there are approximately $6.9 million of net operating loss carryforwards for federal purposes and $3.5 million of net operating loss carryforwards for state purposes as of December 31, 2000, which relate to stock option deductions. The tax benefit of these additional losses will be credited to additional paid in capital if the Company’s deferred tax asset is recognized. These carryforwards expire in the years 2005 through 2020 if not utilized. Due to changes in ownership, the Company’s net operating loss and credit carryforwards may become subject to certain annual limitations.

Note 7.    401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan which covers all employees. Under the plan, employees are permitted to contribute up to 15% of gross compensation not to exceed the annual limitation for any plan year ($10,500 in 2000). Discretionary contributions may be made by the Company. No contributions were made by the Company during fiscal years 1999 and 2000.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8.    Geographic Information

Management uses one measurement of profitability for its business. The Company markets its products and related services to customers in the United States, Europe and Asia.

All long lived assets are maintained in the United States. Revenue information by geographic area is as follows (in thousands):

Net Revenues
Year Ended 1999
Americas	$1,156
Europe	755
Asia	745

Total	$2,656

Year Ended 2000
Americas	$370
Europe	36
Asia	74

Total	$480

Note 9.    Subsequent Events

On August 16, 2001, the board of directors of the Company unanimously adopted resolutions approving the sale of substantially all of the Company’s intellectual property and other technology assets (the “Asset Sale”) to ECA Subsidiary Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Palm, Inc. (“Palm”), pursuant to an Asset Purchase Agreement dated August 16, 2001.

On October 9, 2001, the Company filed a definitive proxy statement soliciting stockholder approval for the Asset Sale and the dissolution of the Company pursuant to a plan of dissolution (the “Plan of Dissolution”). The Plan of Dissolution provides for the orderly liquidation of Be’s remaining assets, the winding-up of Be’s business and operations and the dissolution of the Company. In accordance with the terms of the Plan of Dissolution, Be will pay, or provide for the payment of, all of its liabilities and obligations following the approval of the Board to proceed with the liquidation and dissolution of the company. If there are any remaining assets after the payment, or the provision for payment, of all of its liabilities and obligations, Be will then distribute such assets to its stockholders in one or more distributions.

At a special meeting of stockholders held on November 12, 2001, the stockholders of Be approved the Asset Sale and the Plan of Dissolution. The Asset Sale was completed on November 13, 2001. Under the terms of the Purchase Agreement, Be received an aggregate of 4,104,478 shares of Palm common stock valued at approximately $11,000,000 on the closing date of the transaction.

On March 15, 2002, the Company filed a certificate of dissolution with the Delaware Secretary of State in accordance with the plan of dissolution approved by stockholders on November 12, 2001 and as set forth in the Definitive Proxy Statement filed on October 9, 2001.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the Company filed a certificate of dissolution on March 15, 2002 with the State of Delaware, the Company will continue to exist for three years following this date or for such longer period as the Delaware Court of Chancery shall direct for the purpose of prosecuting and defending lawsuits and enabling the Company to close its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets.

Additionally, Be’s common stock was delisted from the Nasdaq National Market effective March 15, 2002.

On February 15, 2002, Be engaged Susman Godfrey LLP on a contingency basis to bring forth claims against Microsoft Corporation for the destruction of Be’s business resulting from anticompetitive business practices. On February 19, 2002, the Company filed a lawsuit in the United States District Court in San Francisco alleging, among other things, Microsoft harmed Be through a series of illegal, exclusionary and anticompetitive acts designed to maintain its monopoly in the Intel-compatible PC operating system market and created exclusive dealing arrangements with PC OEMs prohibiting the sale of PCs with multiple preinstalled operating systems. On August 21, 2002, the Judicial Panel on Multidistrict Litigation ordered the lawsuit against Microsoft transferred to the federal district court for the District of Maryland in Baltimore, to be coordinated by Judge Frederick Motz.

On September 5, 2003, Be announced a settlement with Microsoft Corporation. Under the terms of the settlement agreement Microsoft is required to pay Be approximately $23 million to end further litigation, with each party agreeing to a general release of claims against the other.

(Unaudited):    Be is currently in the process of completing its dissolution pursuant to the plan that was approved by Be’s stockholders in November 2001. In accordance with that plan and upon completion of its dissolution, Be’s net cash will be distributed to shareholders of record as of March 15, 2002, after payment of any taxes, officer’s and directors’ compensation, and other expenses, and the satisfaction of any and all of Be’s remaining liabilities.

BE INCORPORATED

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2000	2001
Net revenues	$464	$1,950
Cost of revenues	770	2,336

Gross loss	(306)	(386)
Operating expenses:
Research and development, including amortization of deferred stock-based compensation of $59 and $668	6,747	6,112
Sales and marketing, including amortization of deferred stock-based compensation of $(533) and $547	6,123	1,688
General and administrative, including amortization or deferred stock-based compensation of $289 and $982	3,651	3,790
Restructuring charge	—	450

Total operating expenses	16,521	12,040

Loss from operations	(16,827)	(12,426)
Interest expense	(121)	(42)
Other income and expenses, net	1,058	291

Net loss	$(15,890)	$(12,177)

Net loss per common share—basic and diluted	$(0.45)	$(0.33)

Shares used in per common share calculation—basic and diluted	35,406	36,430

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	December 31, 2000	September 30, 2001
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,463	$2,098
Short-term investments	4,594	—
Accounts receivable	26	74
Prepaid and other current assets	549	577

Total current assets	14,632	2,749
Property and equipment, net	391	248
Other assets, net of accumulated amortization	1,048	24

Total assets	$16,071	$3,021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$362	$111
Accrued expenses	1,502	621
Technology license obligations, current portion	454	432
Deferred revenue	109	64

Total current liabilities	2,427	1,228
Technology license obligations, net of current portion	320	244

Total liabilities	2,747	1,472

Commitments and Contingencies (Note 6)
Stockholders’ Equity:
Common stock, $.001 par value, 78,000,000 shares authorized; outstanding: December 31, 2000, 36,202,899 shares; September 30, 2001, 36,792,563 shares	36	37
Additional paid-in capital	108,880	108,344
Deferred stock compensation	(1,218)	(280)
Accumulated deficit	(94,375)	(106,552)
Accumulated other comprehensive income	1	—

Total stockholders’ equity	13,324	1,549

Total liabilities and stockholders’ equity	$16,071	$3,021

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2000	2001
	(Unaudited)
Cash flows used in operating activities:
Net loss	$(15,890)	$(12,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	905	729
Loss on disposal of fixed assets	—	6
Write-off of impaired licensed technology assets	—	539
Amortization of discount on technology license obligations	87	42
Compensation expense incurred on issuance of stock	34	—
Amortization of deferred stock compensation	2,197	(185)
Changes in assets and liabilities:
Accounts receivable	137	(48)
Prepaid and other current assets	(45)	(28)
Accounts payable	(733)	(251)
Accrued expenses	(519)	(881)
Deferred revenue	(19)	(45)

Net cash used in operating activities	(13,846)	(12,299)

Cash flows from investing activities:
Acquisition of property and equipment	(121)	(72)
Acquisition of licensed technology	(501)	(175)
Purchases of short-term investments	(55,813)	(1,728)
Sales and maturities of short-term investments	70,408	6,322

Net cash from investing activities	13,973	4,347

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to common stock options	2,201	21
Proceeds from issuance of common stock pursuant to common stock warrants	455	180
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	702	386
Repurchase of common stock	(3)	—

Net cash from financing activities	3,355	587

Net increase (decrease) in cash and cash equivalents	3,482	(7,365)
Cash and cash equivalents, beginning of period	6,500	9,463

Cash and cash equivalents, end of period	$9,982	$2,098

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization and Business

Be Incorporated (the “Company” or “Be”) was founded in 1990. Be offers software solutions designed for Internet appliances and digital media applications. An Internet appliance is a dedicated device designed specifically to access information from the Internet for a given purpose. An Internet appliance’s hardware and software are seamlessly integrated together to provide users with a responsive and easy to use interface. Be’s software solutions are BeIA: the Complete Internet Appliance Solution(TM) and BeOS, its operating system designed for digital media applications. In early 2000, Be shifted the primary focus of its business from the marketing and distribution of BeOS, its desktop operating system, to the development, marketing and deployment of BeIA, its software solution intended for Internet appliances. Be shifted its focus as a result of the intense competition in the market for the BeOS operating system, the anticipated market for the BeIA product and the limited resources available to Be for the development and marketing of its products. BeIA gives customers the ability to create customized Internet appliances that deliver unique services, information and entertainment to their targeted end users. Unfortunately, the Internet appliance market as a whole has failed to materialize as anticipated. Consumer response to early Internet appliances has been unenthusiastic. Major manufacturers have either removed their products from the market or have not undertaken significant development efforts, and the economic realities of the last four quarters have made success even more difficult. Despite Be’s efforts in the Internet appliance market, its financial difficulties have continued, and Be has been unable to generate revenues sufficient to meet operating expenses.

On August 16, 2001, Be entered into an asset purchase agreement with Palm, Inc., a Delaware corporation headquartered in Santa Clara, California, and ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm. Under the terms of the asset purchase agreement, Be will sell substantially all of its intellectual property and other technology assets (“Asset Sale”), including those related to its BeOS and BeIA operating systems, to Palm and will receive an aggregate number of shares of Palm common stock equal in value to $11.0 million, as determined on the closing date of the transaction and subject to the approval of Be’s stockholders. A special meeting of Be’s stockholders is scheduled to be held on November 12, 2001, whereby stockholders of record shall consider and vote upon (i) the approval of the asset sale with Palm and (ii) the approval of the dissolution of Be through adoption of a plan of dissolution.

Under the proposed Asset Sale, Be will sell substantially all of its intellectual property and other technology assets. As a result, the remaining technology assets will not be used to generate any future cash flows. According to SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of, an entity shall recognize an impairment loss when expected future cash in flows is less than the carrying amount of the asset. Therefore, Be decided to write-off the outstanding balance of its technology license assets of $0.5 million at September 30, 2001.

Note 2.    Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial information. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in these interim statements pursuant to such SEC rules and regulations. Management recommends that these interim financial statements be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2000 and the notes thereto contained in the Company’s Annual Report on Form 10-K. The December 31, 2000 balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

In management’s opinion, the condensed consolidated financial statements include all adjustments necessary to present fairly the financial position and results of operations for each interim period shown. Interim results are not necessarily indicative of results to be expected for a full fiscal year.

If the Asset Sale is not completed, it is likely that Be will file for or be forced to resort to bankruptcy protection. If the Asset Sale is completed, Be intends to wind up its business and pay, or provide for the payment of, all of its outstanding liabilities and obligations in accordance with applicable law and the plan of dissolution. Until it winds up its business, Be will continue to experience losses from operations and negative cash flows and will continue to require working capital to fund its remaining operations. Be believes that existing cash and cash equivalents will not be sufficient to meet operating and capital requirements at its currently anticipated level of operations beyond the end of fiscal 2001.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 3.    Recent Accounting Pronouncements

In September 1998, the Financial Accounting Standards Board, (“FASB”), issued Statement of Financial Accounting Standards No. 133, (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 (“SFAS No. 137”). SFAS No. 137 deferred the effective date until fiscal years beginning after September 30, 2000. In September 2000, the Financial Accounting Standards Board issued SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133 (“SFAS No. 138”) SFAS No. 138 amends the accounting and reporting standards for certain derivative activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company’s implementation of SFAS No. 133 since January 1, 2001, has not had a material impact on its financial position or results of operations.

In September 2001, the FASB unanimously approved the issuance of two statements, Statement of SFAS No. 141, “Business Combinations,” and SFAS No. 142, Goodwill and Other

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets. SFAS No. 141 addresses financial accounting and reporting for business combinations and amends APB No. 16 “Business Combinations.” It requires the purchase method of accounting for business combinations initiated after September 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, “Intangible Assets.” It changes the accounting for goodwill from an amortization method to an impairment only approach. It is effective for fiscal year beginning after December 15, 2001. Early adoption of SFAS No. 142 is permitted for companies with a fiscal year beginning after March 15, 2001. The adoption of these statements is not expected to have a significant impact on the Company’s financial position and results of operations.

In October 2001, the FASB SFAS No. 144, Accounting for the Impairment or Disposal of Long lived Assets, which is required to be applied starting with fiscal years beginning after December 12, 2001. SFAS No. 144 requires among other things, the application of one accounting model for long lived assets that are impaired or to be disposed of by sale. The adoption of SFAS No. 144 is not expected to have a significant impact on the Company’s financial statements.

Note 4.    Net Loss Per Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares, including options, warrants and unvested common shares. Options, warrants and unvested common shares were not included in the computation of diluted net loss per common share because the effect would be antidilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

	Nine Months Ended September 30,
	2000	2001
	(Unaudited)
Historical net loss per common share, basic and diluted:
Numerator for net loss, basic and diluted	$(15,890)	$(12,177)

Denominator for basic and diluted loss per common share:
Weighted average common shares outstanding	35,247	36,430

Net loss per common share basic and diluted	$(0.45)	$(0.33)

Antidilutive securities:
Options to purchase common stock	6,857	5,038
Common stock not yet vested	332	90
Warrants	2,130	—

	9,319	5,128

Note 5.    Comprehensive Loss

Statement of Financial Accounting Standard No. 130, (“SFAS 130”), Reporting Comprehensive Income establishes rules for reporting and display of comprehensive income

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(loss) and its components. The following are the components of comprehensive loss (in thousands):

	Nine Months Ended September 30,
	2000	2001
Net loss	$(15,890)	$(12,177)
Unrealized loss on marketable securities	—	(1)

Comprehensive loss	$(15,890)	$(12,178)

The components of accumulated other comprehensive income, net of related tax are as follows (in thousands):

	December 31, 2000	September 30, 2001
Unrealized gain on marketable securities	$1	$—

	$1	$—

Note 6.    Restructuring Charge

On April 2, 2001, the Company announced its decision, made at the end of the first quarter, to restructure its operations to reflect current market and financial conditions by closing its European office in Paris and eliminating positions principally in the Company’s sales, marketing and general administration departments in the United States. As a result, the Company recorded a restructuring charge of $0.3 million in the first quarter for the closing of its European office, which is comprised of $0.3 million for involuntary termination benefits and $35,000 for termination of operating contracts and professional fees. The Company recorded a restructuring charge of approximately $0.1 million in the second quarter for the involuntary termination benefits related to the elimination of 22 positions in the U.S. At September 30, 2001, this restructuring plan was substantially completed and all amounts had been paid.

On July 31, 2001, the Company announced the elimination of 28 positions. In addition to the elimination of the sales and marketing departments, positions in administration and engineering were also affected. The eliminated positions represent approximately 33% of the Company’s existing workforce. The Company’s remaining 57 positions are primarily engaged in product development. The Company did not incur any associated restructuring charge.

Note 7.    Legal Proceedings

In November 2000, the Company’s stock transfer agent, Wells Fargo Bank Minnesota, N.A., received a demand letter from Financial Square Partners, a Be stockholder, alleging damages resulting from the transfer agent’s failure to timely issue its stock certificates. While Be was not a party named in such demand letter, Be was named as a party on the stockholder’s draft claim attached to the demand letter. On May 9, 2001, the claim was in fact filed, naming Be and Wells Fargo Bank Minnesota, N.A. as defendants, and is currently active in the Superior Court of California. The stockholder is seeking damages in the amount of approximately $2.4 million. Prior to this filing, the Company had been participating in communications with the parties in an effort to resolve the matter prior to a lawsuit being filed.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Be management continues to believe that the allegations as they relate to Be in the filed claim are without merit and intends to defend Be against this legal action. However, there can be no assurance this claim will be resolved without costly litigation, or require Be’s participation in the settlement of such claim, in a manner that is not adverse to its financial position, results of operations or cash flows. No estimate can be made of the possible loss or possible range of loss associated with the resolution of this contingency. If Be were held liable, it is its intent to seek reimbursement under its directors and officers insurance policy.

Note 8.    Sale of Assets

On August 16, 2001, the Company entered into a definitive agreement with Palm, Inc. for the sale of substantially all of its intellectual property and other technology assets for a purchase price of $11 million, to be paid in common stock of Palm, Inc. Closing of the transaction is subject to the satisfaction of certain conditions, including obtaining approval of the stockholders of the Company.

A Special Meeting of stockholders has been scheduled for November 12, 2001 seeking approval of (1) the sale of substantially all of Be’s intellectual property and other technology assets to ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm, Inc., and (2) the subsequent dissolution of Be pursuant to a plan of dissolution.

Note 9.    Subsequent Events

On October 9, 2001, the Company filed a definitive proxy statement soliciting stockholder approval for the Asset Sale (See Note 1, Organization and Business) and the dissolution of the Company pursuant to a plan of dissolution (the “Plan of Dissolution”). The Plan of Dissolution provides for the orderly liquidation of Be’s remaining assets, the winding-up of Be’s business and operations and the dissolution of the Company. In accordance with the terms of the Plan of Dissolution, Be will pay, or provide for the payment of, all of its liabilities and obligations following the approval of the Board to proceed with the liquidation and dissolution of the company. If there are any remaining assets after the payment, or the provision for payment, of all of its liabilities and obligations, Be will then distribute such assets to its stockholders in one or more distributions.

At a special meeting of stockholders held on November 12, 2001, the stockholders of Be approved the Asset Sale and the Plan of Dissolution. The Asset Sale was completed on November 13, 2001. Under the terms of the Purchase Agreement, Be received an aggregate of 4,104,478 shares of Palm common stock valued at approximately $11,000,000 on the closing date of the transaction.

On March 15, 2002, the Company filed a certificate of dissolution with the Delaware Secretary of State in accordance with the plan of dissolution approved by stockholders on November 12, 2001 and as set forth in the Definitive Proxy Statement filed on October 9, 2001. Although the Company filed a certificate of dissolution on March 15, 2002 with the State of Delaware, the Company will continue to exist for three years following this date or for such longer period as the Delaware Court of Chancery shall direct for the purpose of prosecuting and defending lawsuits and enabling the Company to close its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, Be’s common stock was delisted from The NASDAQ Stock Market effective March 15, 2002.

On February 15, 2002, Be engaged Susman Godfrey LLP on a contingency basis to bring forth claims against Microsoft Corporation for the destruction of Be’s business resulting from anticompetitive business practices. On February 19, 2002, the Company filed a lawsuit in the United States District Court in San Francisco alleging, among other things, Microsoft harmed Be through a series of illegal, exclusionary and anticompetitive acts designed to maintain its monopoly in the Intel-compatible PC operating system market and created exclusive dealing arrangements with PC OEMs prohibiting the sale of PCs with multiple preinstalled operating systems. On August 21, 2002, the Judicial Panel on Multidistrict Litigation ordered the lawsuit against Microsoft transferred to the federal district court for the District of Maryland in Baltimore, to be coordinated by Judge Frederick Motz.

On September 5, 2003, Be announced a settlement with Microsoft Corporation. Under the terms of the settlement agreement Microsoft is required to pay Be approximately $23 million to end further litigation, with each party agreeing to a general release of claims against the other.

Be is currently in the process of completing its dissolution pursuant to the plan that was approved by Be’s stockholders in November 2001. In accordance with that plan and upon completion of its dissolution, Be’s net cash will be distributed to shareholders of record as of March 15, 2002, after payment of any taxes, officer’s and directors’ compensation, and other expenses, and the satisfaction of any and all of Be’s remaining liabilities.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PalmSource, Inc.

2,750,000 Shares

Common Stock

Deutsche Bank Securities

Needham & Company, Inc.

First Albany Capital

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$6,265
NASD Filing Fee	8,250
Printing Costs	75,000
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	250,000
Blue Sky Fees and Expenses	6,500
Transfer Agent and Registrar Fees	5,000
Miscellaneous	48,985

Total	$900,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the request to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or joint venture, trust or other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as against such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Article Eight of the Amended and Restated Certificate of Incorporation of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant may indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by PalmSource, subject to limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, PalmSource has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation of Registrant	3.1
Amended and Restated Bylaws of Registrant	3.4
Form of Indemnification Agreement of the Registrant entered into with each of its directors and executive officers	10.4

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

In December 2001, we issued 50,000 shares of our Series A preferred stock to Palm in exchange for the assignment to PalmSource of certain of Palm’s assets and liabilities, including intellectual property, pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. Effective May 9, 2002, our board of directors authorized a recapitalization of the outstanding Series A preferred stock into Class C common stock and a simultaneous 1,000-for-1 stock split resulting in 50,000,000 shares of Class C common stock. On September 22, 2003, we effected a 1-for-5 reverse stock split of the Class C common stock, which converted into our common stock upon the distribution.

In October 2002, we sold an aggregate of 3,333,333 shares of our Series A preferred stock, in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, at a purchase price of $6.00 per share to Sony, which converted into 666,666 shares of our common stock upon the distribution.

Beginning in May 2002, we granted an aggregate of 1,042,000 options pursuant to our equity incentive plans to our employees, directors and consultants in reliance on Rule 701. These options have been cancelled in connection with the distribution.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits listed in the exhibit Index are filed as part of this registration statement.

(a) Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement

2.1(1)	Amended and Restated Master Separation Agreement between Palm, Inc. and the Registrant

2.2(1)	General Assignment and Assumption Agreement between Palm, Inc. and the Registrant

2.3(1)	Amendment No. 1 to General Assignment and Assumption Agreement between Palm, Inc. and the Registrant

2.4(1)	Amended and Restated Indemnification and Insurance Matters Agreement between Palm, Inc. and the Registrant

2.5(1)	Amended and Restated Software License Agreement by and between Palm, Inc., Palm Ireland Investment and the Registrant

2.6(1)	Amendment No. 1 to Amended and Restated Software License Agreement between Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment and the Registrant

2.7(1)	Amendment No. 2 to Amended and Restated Software License Agreement by and among Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment and the Registrant

2.8(1)	Elaine Software License and Services Agreement by and between Palm, Inc., PalmSource Overseas Limited and the Registrant

2.9(1)	SDIO License Agreement by and between Palm, Inc. and the Registrant

2.10(1)	Development Agreement by and between Palm, Inc. and the Registrant

2.11(1)	Amended and Restated Tax Sharing Agreement by and between Palm, Inc. and the Registrant

2.12(1)	Amended and Restated Intercompany Loan Agreement by and between Palm, Inc. and PalmSource Holding Company

2.13(1)	Assignment and Assumption Agreement for the Amended and Restated Intercompany Loan Agreement by and among Palm, Inc., PalmSource Holding Company and the Registrant

2.14(1)	Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant

2.15(1)	Amendment No. 1 to Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant

2.16(1)	Master Confidential Disclosure Agreement between Palm Inc. and the Registrant

2.17(1)	Amendment No. 1 to Master Confidential Disclosure Agreement between Palm Inc. and the Registrant

2.18(1)	Master Patent Ownership and License Agreement between Palm, Inc. and the Registrant

2.19(1)	Strategic Collaboration Agreement between and among Palm, Inc., Palm Platform Overseas Limited and the Registrant

Exhibit Number	Description of Document
2.20(1)	Amendment No. 1 to Strategic Collaboration Agreement between and among Palm, Inc., PalmSource Overseas Limited and the Registrant

2.21(1)	Xerox Litigation Agreement, as amended by Amendment No. 1, between Palm, Inc. and the Registrant

2.22(1)	Employee Matters Agreement between Palm, Inc. and the Registrant

2.23(1)	Cash Contributions Letter Agreement between Palm, Inc. and the Registrant

2.24(1)	Business Services Agreement between Palm, Inc. and the Registrant

2.25(1)	Amended and Restated Operating Agreement of Palm Trademark Holding Company, LLC between Palm, Inc. and the Registrant

2.26(1)	Amended and Restated Trademark License Agreement between Palm Trademark Holding Company, LLC and the Registrant

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.4(1)	Amended and Restated Bylaws of the Registrant

4.1(1)	Form of Common Stock certificate of the Registrant

5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabin, A Professional Corporation

10.1(1)	Registrant’s 2001 Stock Plan and form of Stock Option Agreement

10.2(1)	Registrant’s Employee Stock Purchase Plan

10.3(1)	Registrant’s 2003 Equity Incentive Plan

10.4(1)	Form of Indemnification Agreement of the Registrant entered into with each of its directors and executive officers

10.5(1)	Registration and Information Rights Agreement by and among Sony Corporation of America and the Registrant

10.6(1)	Offer Letter Agreement between David Nagel and Palm, Inc.

10.7(1)	Offer Letter Agreement between David Limp and the Registrant

10.8(1)	Offer Letter Agreement between Lamar Potts and Palm, Inc.

10.9(1)	Offer Letter Agreement between Gabriele Schindler and Palm, Inc.

10.10(1)	Offer Letter Agreement between Larry Slotnick and the Registrant

10.11(1)	Offer Letter Agreement between Doreen Yochum and Palm, Inc.

10.12(1)	Offer Letter Agreement between Al Wood and the Registrant

10.13(1)	Severance Agreement between David Limp and the Registrant

10.14(1)	Amended and Restated Severance Agreement between Lamar Potts and the Registrant

10.15(1)	Amended and Restated Severance Agreement between Gabriele Schindler and the Registrant

10.16(1)	Severance Agreement between Larry Slotnick and the Registrant

10.17(1)	Amended and Restated Severance Agreement between Doreen Yochum and the Registrant

10.18(1)	Amended and Restated Severance Agreement between Al Wood and the Registrant

10.19(1)	Severance Agreement between David Nagel and the Registrant

10.20(1)	Management Retention Agreement between Larry Slotnick and the Registrant

Exhibit Number	Description of Document
10.21(1)	Management Retention Agreement between David Limp and the Registrant

10.22(1)	Amended and Restated Management Retention Agreement between Gabriele Schindler and the Registrant

10.23(1)	Amended and Restated Management Retention Agreement between Doreen Yochum and the Registrant

10.24(1)	Management Retention Agreement between Lamar Potts and the Registrant

10.25(1)	Amended and Restated Management Retention Agreement between Al Wood and the Registrant

10.26(1)	Management Retention Agreement between David Nagel and the Registrant

10.27(1)

Software License Agreement, as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 8 and Amendment No. 9, between Sony Corporation and the Registrant

10.28(1)	Master Development Agreement between Sony Corporation and the Registrant

10.29(1)	Business Collaboration Agreement between Sony Corporation and the Registrant

10.30(1)	Lease Agreement, as amended by Amendment No. 1, between Network Appliance, Inc. and the Registrant

10.31(1)	Original Equipment Manufacturer License Agreement between Communication Intelligence Corporation and the Registrant

10.32(1)	PalmSource-Access Source Code License Agreement by and between ACCESS Systems America, Inc. and the Registrant

10.33(1)	PalmSource-Access Master License and Distribution Agreement by and between ACCESS Systems America, Inc. and the Registrant

10.34(1)	Software License Agreement by and between Kadak Products and the Registrant

10.35(1)	License and Distribution Agreement for Computer Software Package, as amended by Amendment One, by and between Mentat and the Registrant

10.36(1)	Source Code License and Distribution Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, by and between Wind River Systems, Inc. and Palm, Inc.

10.37(1)	Consulting Agreement entered into by Satjiv Chahil and the Registrant

10.38(2)	Loan and Security Agreement by and between PalmSource, Inc. and Silicon Valley Bank

10.39(2)

PalmSource, Inc. 5% Convertible Subordinated Note Due 2006 by and between PalmSource, Inc. and Texas Instruments Incorporated and Registration Rights Agreement by and between the Registrant and Texas Instruments Incorporated

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to PalmSource, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to Be Incorporated

23.6	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of this registration statement)

99.1*	Consent of IDC

*	Previously filed.
(1)	Incorporated by reference to PalmSource’s Registration Statement on Form S-4, as amended (No. 333-106830), filed with the Commission on September 26, 2003.
(2)	Incorporated by reference to PalmSource’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.

(b) Financial Statement Schedule

None.

ITEM 17.    UNDERTAKINGS.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California on this 18th day of March 2004.

PALMSOURCE, INC.

By:	/s/ DAVID C. NAGEL
David C. Nagel Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the persons whose signatures appear below, which persons have signed such registration statement on Form S-1 in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID C. NAGEL David C. Nagel	Chief Executive Officer (Principal Executive Officer) and Director	March 18, 2004

/s/ ALBERT J. WOOD Albert J. Wood	Chief Financial Officer (Principal Financial and Accounting Officer) and Treasurer	March 18, 2004

* Eric Benhamou	Chairman of the Board and Director	March 18, 2004

* Satjiv S. Chahil	Director	March 18, 2004

* P. Howard Edelstein	Director	March 18, 2004

* Robert J. Finocchio	Director	March 18, 2004

* Jean-Louis F. Gassée	Director	March 18, 2004

* John B. Shoven, Ph.D.	Director	March 18, 2004

*By:	/s/ ALBERT J. WOOD
Albert J. Wood (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement

2.1(1)	Amended and Restated Master Separation Agreement between Palm, Inc. and the Registrant

2.2(1)	General Assignment and Assumption Agreement between Palm, Inc. and the Registrant

2.3(1)	Amendment No. 1 to General Assignment and Assumption Agreement between Palm, Inc. and the Registrant

2.4(1)	Amended and Restated Indemnification and Insurance Matters Agreement between Palm, Inc. and the Registrant

2.5(1)	Amended and Restated Software License Agreement by and between Palm, Inc., Palm Ireland Investment and the Registrant

2.6(1)	Amendment No. 1 to Amended and Restated Software License Agreement between Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment and the Registrant

2.7(1)	Amendment No. 2 to Amended and Restated Software License Agreement by and among Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment and the Registrant

2.8(1)	Elaine Software License and Services Agreement by and between Palm, Inc., PalmSource Overseas Limited and the Registrant

2.9(1)	SDIO License Agreement by and between Palm, Inc. and the Registrant

2.10(1)	Development Agreement by and between Palm, Inc. and the Registrant

2.11(1)	Amended and Restated Tax Sharing Agreement by and between Palm, Inc. and the Registrant

2.12(1)	Amended and Restated Intercompany Loan Agreement by and between Palm, Inc. and PalmSource Holding Company

2.13(1)	Assignment and Assumption Agreement for the Amended and Restated Intercompany Loan Agreement by and among Palm, Inc., PalmSource Holding Company and the Registrant

2.14(1)	Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant

2.15(1)	Amendment No. 1 to Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant

2.16(1)	Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant

2.17(1)	Amendment No. 1 to Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant

2.18(1)	Master Patent Ownership and License Agreement between Palm, Inc. and the Registrant

2.19(1)	Strategic Collaboration Agreement between and among Palm, Inc., Palm Platform Overseas Limited and the Registrant

2.20(1)	Amendment No. 1 to Strategic Collaboration Agreement between and among Palm, Inc., PalmSource Overseas Limited and the Registrant

2.21(1)	Xerox Litigation Agreement, as amended by Amendment No. 1, between Palm, Inc. and the Registrant

2.22(1)	Employee Matters Agreement between Palm, Inc. and the Registrant

Exhibit Number	Description of Document
2.23(1)	Cash Contributions Letter Agreement between Palm, Inc. and the Registrant

2.24(1)	Business Services Agreement between Palm, Inc. and the Registrant

2.25(1)	Amended and Restated Operating Agreement of Palm Trademark Holding Company, LLC between Palm, Inc. and the Registrant

2.26(1)	Amended and Restated Trademark License Agreement between Palm Trademark Holding Company, LLC and the Registrant

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.4(1)	Amended and Restated Bylaws of the Registrant

4.1(1)	Form of Common Stock certificate of the Registrant

5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabin, A Professional Corporation

10.1(1)	Registrant’s 2001 Stock Plan and form of Stock Option Agreement

10.2(1)	Registrant’s Employee Stock Purchase Plan

10.3(1)	Registrant’s 2003 Equity Incentive Plan

10.4(1)	Form of Indemnification Agreement of the Registrant entered into with each of its directors and executive officers

10.5(1)	Registration and Information Rights Agreement by and among Sony Corporation of America and the Registrant

10.6(1)	Offer Letter Agreement between David Nagel and Palm, Inc.

10.7(1)	Offer Letter Agreement between David Limp and the Registrant

10.8(1)	Offer Letter Agreement between Lamar Potts and Palm, Inc.

10.9(1)	Offer Letter Agreement between Gabriele Schindler and Palm, Inc.

10.10(1)	Offer Letter Agreement between Larry Slotnick and the Registrant

10.11(1)	Offer Letter Agreement between Doreen Yochum and Palm, Inc.

10.12(1)	Offer Letter Agreement between Al Wood and the Registrant

10.13(1)	Severance Agreement between David Limp and the Registrant

10.14(1)	Amended and Restated Severance Agreement between Lamar Potts and the Registrant

10.15(1)	Amended and Restated Severance Agreement between Gabriele Schindler and the Registrant

10.16(1)	Severance Agreement between Larry Slotnick and the Registrant

10.17(1)	Amended and Restated Severance Agreement between Doreen Yochum and the Registrant

10.18(1)	Amended and Restated Severance Agreement between Al Wood and the Registrant

10.19(1)	Severance Agreement between David Nagel and the Registrant

10.20(1)	Management Retention Agreement between Larry Slotnick and the Registrant

10.21(1)	Management Retention Agreement between David Limp and the Registrant

10.22(1)	Amended and Restated Management Retention Agreement between Gabriele Schindler and the Registrant

10.23(1)	Amended and Restated Management Retention Agreement between Doreen Yochum and the Registrant

10.24(1)	Management Retention Agreement between Lamar Potts and the Registrant

Exhibit Number	Description of Document
10.25(1)	Amended and Restated Management Retention Agreement between Al Wood and the Registrant

10.26(1)	Management Retention Agreement between David Nagel and the Registrant

10.27(1)

Software License Agreement, as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 8 and Amendment No. 9, between Sony Corporation and the Registrant

10.28(1)	Master Development Agreement between Sony Corporation and the Registrant

10.29(1)	Business Collaboration Agreement between Sony Corporation and the Registrant

10.30(1)	Lease Agreement, as amended by Amendment No. 1, between Network Appliance, Inc. and the Registrant

10.31(1)	Original Equipment Manufacturer License Agreement between Communication Intelligence Corporation and the Registrant

10.32(1)	PalmSource-Access Source Code License Agreement by and between ACCESS Systems America, Inc. and the Registrant

10.33(1)	PalmSource-Access Master License and Distribution Agreement by and between ACCESS Systems America, Inc. and the Registrant

10.34(1)	Software License Agreement by and between Kadak Products and the Registrant

10.35(1)	License and Distribution Agreement for Computer Software Package, as amended by Amendment One, by and between Mentat and the Registrant

10.36(1)	Source Code License and Distribution Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, by and between Wind River Systems, Inc. and Palm, Inc.

10.37(1)	Consulting Agreement entered into by Satjiv Chahil and the Registrant

10.38(2)	Loan and Security Agreement by and between PalmSource, Inc. and Silicon Valley Bank

10.39(2)

PalmSource, Inc. 5% Convertible Subordinated Note Due 2006 by and between PalmSource, Inc. and Texas Instruments Incorporated and Registration Rights Agreement by and between the Registrant and Texas Instruments Incorporated

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to PalmSource, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to Be Incorporated

23.6	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of this registration statement)

99.1*	Consent of IDC

*	Previously filed.
(1)	Incorporated by reference to PalmSource’s Registration Statement on Form S-4, as amended (No. 333-106830), filed with the Commission on September 26, 2003.
(2)	Incorporated by reference to PalmSource’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.